Use these links to rapidly review the document

Index to Consolidated Financial Statements

As confidentially submitted to the Securities and Exchange Commission on November 8, 2013.

Registration no. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNIQURE B.V.*
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant's Name into English)

The Netherlands (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

Jörn Aldag, Chief Executive Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Philip Astley-Sparke, President U.S. Operations
uniQure, Inc.
113 Hartwell Avenue
Lexington, MA 02421
Tel: +31 20 566 7394
(Name, Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
David E. Redlick, Esq. Timothy J. Corbett, Esq. WilmerHale LLP 10 Noble Street London EC2V 7QJ United Kingdom +44 20 7645 2400	Eric W. Blanchard, Esq. Brian K. Rosenzweig, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 +1 212 841 1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE

Ordinary shares, par value €0.01 per share	$	$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
We intend to convert the legal form of our company under Dutch law from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) and to change our name from uniQure B.V. to uniQure N.V. prior to the consummation of this offering.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2013

PRELIMINARY PROSPECTUS

                        Ordinary Shares

uniQure B.V.

We are offering                             ordinary shares. This is our initial public offering, and no public market currently exists for our ordinary shares. We expect the initial public offering price to be between $               and $               per ordinary share. uniQure B.V. is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands.

We have applied for listing of our ordinary shares on The NASDAQ Global Market under the symbol "QURE." We are an "emerging growth company" as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares involves a high degree of risk. Please read "Risk Factors "beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER ORDINARY SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to uniQure B.V., before Expenses

Delivery of the ordinary shares is expected to be made on or about                             , 2014. We have granted the underwriters an option for a period of 30 days to purchase an additional                             ordinary shares. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $               , and the total proceeds to us, before expenses, will be $               .

Jefferies	Leerink Swann

Prospectus dated                                        , 2014.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our ordinary shares. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted.

Through and including                             , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

Unless the context specifically indicates otherwise, references in this prospectus to "uniQure B.V.," "uniQure N.V.," "we," "our," "ours," "us," "our company" or similar terms refer to (1) uniQure B.V., together with its subsidiaries prior to our conversion into a public company with limited liability (naamloze vennootschap), and (2) uniQure N.V., together with its subsidiaries, after giving effect to our conversion into a public company with limited liability (naamloze vennootschap), which is expected to occur immediately prior to the consummation of this offering. The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

i

 PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying our ordinary shares. You should read the entire prospectus carefully, especially the "Risk Factors" section beginning on page 14, Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 63 and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our ordinary shares.

Overview

We are a leader in the field of gene therapy and have developed the first and currently the only gene therapy product to receive regulatory approval in the European Union. Gene therapy offers the prospect of long-term and potentially curative benefit to patients with genetic or acquired diseases by directing the expression of a therapeutic protein or restoring the expression of a missing protein through a single administration. Our first product, Glybera, was approved by the European Commission in October 2012 under exceptional circumstances for the treatment of a subset of patients with lipoprotein lipase deficiency, or LPLD, a potentially life-threatening, orphan metabolic disease. We expect to launch Glybera commercially in selected European countries in the first half of 2014 through our collaboration with Chiesi Farmaceutici S.p.A., or Chiesi, which we entered into in April 2013. We retain full commercial rights to Glybera in the United States. In August 2013, we met with the Food and Drug Administration, or FDA, to discuss the regulatory pathway for Glybera in the United States, and we plan to file an Investigational New Drug application, or IND, with the FDA for Glybera in the first quarter of 2014.

We are developing a pipeline of additional adeno-associated virus-based gene therapies through multiple collaborations that are designed to accelerate the development and commercialization of these programs. We develop our gene therapies using our innovative, modular technology platform, including our proprietary, cost-effective manufacturing process. Our pipeline includes product candidates targeting diseases for which either the efficacy of existing treatments is limited or the administration regimen is burdensome, such as hemophilia B, as well as diseases for which there are currently no treatments, such as Sanfilippo B syndrome. We initially intend to focus on orphan diseases but believe that we will also be able to leverage our technology to develop gene therapies targeting chronic and degenerative diseases that affect larger populations. Through our gene delivery know-how, our proprietary manufacturing process, the state-of-the-art facility we are building out in the United States, and our experience in developing and obtaining regulatory approval for Glybera in the European Union, we believe we will be able to develop and commercialize additional gene therapies more efficiently than our competitors.

Our Gene Therapy Platform

Our gene therapy approach seeks to treat the causes of genetic diseases by enabling patients to effectively express a missing or deficient protein. To accomplish this, Glybera and our product candidates are designed to deliver a functional gene, or transgene, through a delivery system called a vector. Our approach is designed to be modular, in that it may allow us to efficiently develop, manufacture and seek regulatory approval for multiple gene therapies generally using the same principal components. The key components of our gene therapy approach are:

  •
  Therapeutic gene cassettes.  We design our gene therapies to deliver into the body's cells a transgene that encodes, or provides the blueprint for the expression of, a therapeutic protein. The transgene is carried in a gene cassette together with DNA promoters that direct expression in specific tissues. We either develop our own gene cassettes or in-license them, often as part of our collaborations with academic research institutions and biotechnology and pharmaceutical companies. In-licensing gene cassettes provides us access to key intellectual property and allows us to build upon our collaborators' scientific expertise and financial investment, as well as their preclinical and, in some cases, clinical development efforts.

  •
  AAV-based vector delivery system.  We deliver the gene cassette to the target tissue using an engineered, non-replicating viral vector delivery system based on the adeno-associated virus, or AAV. We believe that AAV is the vector of choice for most in vivo gene therapy applications, such as ours, in which the functional gene is introduced directly into the patient's body. We use different variants, or serotypes, of AAV, including AAV1, AAV2 and AAV5, each of which selectively targets particular tissues. In more than 80 gene therapy clinical studies conducted by us or third parties, AAV-based vectors have demonstrated a good safety profile. AAV-based vectors have also demonstrated sustained expression in target tissues of animal models for more than ten years. In the hemophilia B Phase I/II clinical trial described below, St. Jude Children's Research Hospital in Memphis, Tennessee, or St. Jude, has reported expression in target tissue in humans for more than three years after a single treatment.

  •
  Administration technologies.  We and our collaborators are developing expertise in utilizing a variety of administration technologies to optimize the introduction of our gene therapy vectors to effectively deliver the transgene into the tissues and organs relevant to the indications we are targeting.

  •
  Scalable, proprietary manufacturing process.  We produce our AAV-based vectors in our own facilities with our proprietary manufacturing process, which uses insect cells and baculoviruses, a common family of viruses found in invertebrates. We believe that our manufacturing facility in Amsterdam, which the European Medicines Agency, or EMA, has approved for clinical and commercial grade production, and our facility near Boston, Massachusetts, which we are currently building out and equipping, will enable us to produce Glybera and other gene therapies cost-effectively at commercial scale.

Our Competitive Strengths

Gene therapy has historically confronted a number of significant challenges, including safety concerns, limited efficacy, lack of commercially viable manufacturing technology and difficulties with effective administration. We believe we have overcome many of these challenges and have established integrated capabilities to support the clinical development and potential commercialization of our gene therapies. We believe that our key competitive strengths are the following:

  •
  A modular approach designed to enable us to develop gene therapies targeting multiple orphan diseases cost-effectively and on relatively short development timelines.  We expect that our modular approach will allow us to use the same building blocks to efficiently develop, manufacture and seek regulatory approval for multiple new gene therapies. In some cases, we believe that the disease-specific gene cassette will be the only component we need to change to target a new disease. As a result, we may be able to reduce the overall preclinical and potentially clinical development activities required to obtain regulatory approval, which may allow us to significantly reduce overall development risk, time and cost.

  •
  Experienced gene therapy research, clinical development and regulatory team.  We are applying the specialized research, clinical development and regulatory expertise we have acquired in developing and obtaining marketing authorization in the European Union for Glybera to develop additional gene therapies and navigate the complex regulatory process for gene therapies in other countries and for other product candidates. We have a team of more than 60 scientists and other experts, including 27 with Ph.D. or M.D. degrees or the foreign equivalent, with extensive experience in AAV-based gene therapy research and development.

  •
  Scalable, proprietary manufacturing process and facilities.  Our manufacturing process, which uses insect cells, is designed to produce higher yields of vectors more cost-effectively and efficiently than the mammalian cell-based approaches that many of our competitors utilize. We hold a non-exclusive license from the NIH for the use of baculoviruses and insect cells in the production of AAV-based vectors and have augmented this licensed technology with patented improvements to the replication process designed to allow us to produce gene therapies at commercial scale. We have begun the build out of our 53,000 square foot manufacturing facility near Boston, Massachusetts, which we believe will be the world's largest dedicated, advanced production facility for AAV-based vectors. We believe that our manufacturing capabilities position us as a partner of choice for academic research institutions and biotechnology and pharmaceutical companies looking to bring AAV-based therapies into larger, late-stage clinical trials that require commercial scale processes.

  •
  Pioneering experience in gene therapy commercialization.  Gene therapy represents a potential shift in the paradigm of medical care, with the commercialization challenges that often accompany a new approach. With our collaborator Chiesi, we are the first to initiate the market roll-out of an approved gene therapy in the European Union, including designing new models for product pricing and reimbursement based on a one-time intervention, expanding key opinion leader relationships, identifying centers of excellence, and developing physician and patient education and patient access programs. We believe our experience with Glybera in the European Union will facilitate our future efforts, subject to obtaining marketing approval, to commercialize Glybera and additional gene therapies in the United States and elsewhere.

Glybera

Glybera is indicated for the treatment of adult patients diagnosed with familial LPLD confirmed by genetic testing and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions. We and our collaborator Chiesi are working to launch Glybera commercially in the European Union in the first half of 2014. We and Chiesi are developing a gene therapy pricing and business model for Glybera that is designed to capture the significant value we believe Glybera delivers to patients. We are also applying our experience in obtaining EMA approval of Glybera in the European Union to our development strategy in the United States. We met with the FDA in August 2013 to discuss the regulatory pathway for Glybera, and we plan to file an IND with the FDA for Glybera in the first quarter of 2014. If we receive regulatory approval from the FDA, we currently plan to market Glybera in the United States ourselves. We have begun preliminary preparations for a potential launch in the United States, including commissioning a third party pricing and reimbursement study and have conducted two market research studies directed at key opinion leaders. We have also initiated the development of a diagnostic referral program, engaged in key opinion leader and patient identification efforts and begun networking with key patient organizations in the United States.

LPLD is a serious, debilitating disease caused by mutations in the LPL gene, resulting in significantly diminished or absent activity of the LPL protein. LPLD results in hyper-chylomicronemia, or dramatic and potentially life-threatening increases in the level of large fat-carrying particles, called chylomicrons, in the blood after eating. In many cases, LPLD and the associated elevated levels of chylomicrons can cause acute and potentially life-threatening inflammation of the pancreas, known as pancreatitis, thus leading to frequent hospitalizations. Recurrent pancreatitis can lead to chronic abdominal pain, pancreatic insufficiency, which is an inability to properly digest food due to a lack of digestive enzymes made by the pancreas, and diabetes. Prior to Glybera, there was no approved therapy for LPLD. Patients are required to adhere to a strict low-fat diet and to abstain from alcohol. These restrictions, as well as the need for frequent hospitalizations and the constant fear of pancreatitis attacks, have a significant negative impact on the daily activity level of LPLD patients and on their quality of life.

Glybera is designed to restore the lipoprotein lipase, or LPL, enzyme activity required by tissues of the body to clear, or process, the fat-carrying chylomicron particles that are formed in the intestine and transported via the blood to the muscle after a fat-containing meal. The product consists of an engineered copy of the human LPL gene packaged in a non-replicating AAV1 vector together with promoters that allow tissue-specific gene expression. AAV1 has a particular affinity, or tropism, for muscle cells.

As a basis for approval by the EMA, we conducted three open-label clinical trials in which we administered Glybera to a total of 27 LPLD patients. We also carried out a retrospective review of the clinical case notes for 17 of the 27 patients to determine the impact of Glybera treatment on the frequency and severity of pancreatitis events. In this clinical program, Glybera had an acceptable safety profile.

In our third clinical trial of Glybera, involving five adult LPLD patients, we observed a consistent and significant improvement in the clearance of newly formed chylomicrons after a meal. The graph below depicts the appearance and removal of newly formed chylomicrons in the blood over a 24-hour period after a standardized meal. Patients were observed prior to treatment with Glybera, and at 14 weeks and 52 weeks following treatment. The top line in the graph represents the pretreatment condition and depicts mean levels of newly formed chylomicrons in the five patients prior to treatment with Glybera. We observed a consistent and significant improvement in the appearance and removal of newly formed chylomicrons in the blood in all five patients measured at week 14 after treatment, indicated by the bottom line in the graph, and all three patients measured at week 52 after treatment, indicated by the middle line in the graph.

Appearance and Removal of Newly Formed Chylomicrons Post-Meal

(1)
Depiction of mean levels of newly formed chylomicrons using a radiolabeled tracer measured by tritium activity (in centimorgans). Participants consumed a standardized meal containing tritium-marked particles, which were measured in newly formed chylomicrons in the 24-hour period after the meal.

The case note review also provided evidence of clinical benefit in the form of a reduction of pancreatitis events and severity of attacks. Although these observations were made in a small number of patients for varying pre-treatment observation periods, and subject to statistical limitations, they suggested that Glybera leads to a clinically relevant reduction of pancreatitis risk in patients with severe or multiple pancreatitis attacks.

Recognizing that LPLD is an orphan condition, the EMA evaluated the totality of available quality, safety and efficacy data in considering our marketing authorization application for Glybera, including reviewing individual patient profiles. On the basis of that review, the EMA concluded that the benefit-risk balance of Glybera is favorable in the treatment of adult patients with familial LPLD diagnosed by genetic testing, with detectable levels of LPL protein and suffering from severe or multiple pancreatitis episodes despite dietary fat restrictions, and, therefore, recommended granting marketing authorization under exceptional circumstances. Marketing authorization under exceptional circumstances in the European Union is available for products for which the target indications are so rare that comprehensive data on efficacy and safety cannot reasonably be expected to be available prior to commercial launch.

To fulfill the key conditions of the approval of Glybera by the EMA, we are required to implement a patient registry prior to commercial launch and to complete an additional, post-approval clinical trial of Glybera, which we intend to commence in the first quarter of 2014. The principal goal of these programs will be to obtain additional data regarding the safety, efficacy and clinical benefit of Glybera. We also believe that these programs will help us to better define and target the LPLD patient population, as well as to raise awareness of LPLD and of Glybera in the clinician community.

In the European Union, we have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity. The FDA has also granted orphan drug designation to Glybera for treatment of LPLD.

Product and Development Pipeline

In addition to Glybera, our development pipeline includes our internal program for hemophilia B, two collaborator-sponsored programs for monogenic diseases, one collaborator-sponsored program for a chronic degenerative disease and several programs in early preclinical development. The following chart provides summary information on the most advanced of these programs:

(1)
hFIX, GDNF and PBGD transgenes have been exclusively licensed to uniQure.
(2)
The trial commenced in May 2013; gene therapy was produced using mammalian-cell based process.

Below we provide further detail on our most advanced pipeline programs:

Internal program: AMT-060 for hemophilia B.    In collaboration with Chiesi, we are developing AMT-060, a gene therapy for the treatment of hemophilia B, which is a severe blood clotting disorder that can lead to repeated and sometimes life-threatening episodes of external and internal bleeding. The current standard of care for the treatment of hemophilia B is prophylactic protein replacement therapy, requiring frequent intravenous administrations of human Factor IX, or hFIX, often costing approximately $220,000 to $340,000 per patient per year in the United States. We believe that the approximately 60% to 70% of the hemophilia B patient population who have either severe or moderately severe hemophilia would be eligible for treatment with gene therapy.

AMT-060 consists of an AAV5 vector carrying an hFIX transgene that we have exclusively licensed from St. Jude. We are currently conducting pre-IND toxicology animal studies of this product candidate. We plan to file an IND with the FDA and an Investigational Medicinal Product Dossier, or IMPD, with the EMA and then to initiate a Phase I/II, open label, dose escalation clinical trial of this product candidate in the second half of 2014 in approximately 12 patients in Europe. We expect data from our clinical trial to be available in the second half of 2015.

St. Jude is currently conducting a Phase I/II, open label, dose escalation clinical trial in this indication with a gene therapy consisting of an AAV8 vector carrying the same therapeutic hFIX gene that we are using in AMT-060. In an article published in the New England Journal of Medicine in December 2011 reviewing interim data from six patients in the St. Jude clinical trial, the principal investigators reported that the vector used in the trial consistently led to long-term expression of the hFIX transgene at therapeutic levels in patients with severe hemophilia B, without acute or long-lasting toxicity. We believe that the interim results from this clinical trial constitute proof of concept of the use of this therapeutic gene in treating hemophilia B and may reduce the risks involved in our development of AMT-060.

Collaborator-sponsored programs.    We are also collaborating with third parties that are sponsoring early-stage clinical trials of gene therapy product candidates to which we hold certain rights. We believe that this approach enables us to cost-effectively obtain access to preclinical and early-stage clinical results without expending significant resources of our own. These programs utilize either clinical materials that we have manufactured as part of our collaborations or gene cassettes that we have licensed. We generally have the rights to the data generated in these collaborator-sponsored clinical development programs, but do not control their design or timing. If we decide to progress any of these programs internally, we may need to develop or in-license additional technology. The most advanced of these programs are the following:

  •
  AMT-021 for Acute Intermittent Porphyria.  We and our collaborator Digna Biotech are developing AMT-021 as a gene therapy for acute intermittent porphyria, or AIP, a severe liver disorder. AMT-021 consists of an AAV5 vector carrying a therapeutic porphobilinogen deaminase, or PBGD, gene that we exclusively license from Applied Medical Research Center of the University of Navarra in Spain. Our collaborator Digna Biotech is currently conducting a Phase I clinical trial of AMT-021 in eight patients in Spain. We have manufactured the gene therapy being used in this clinical trial. We understand from Digna Biotech that data are expected in the second half of 2014. Under an agreement with Digna Biotech, we have an exclusive right to use all preclinical and Phase I clinical trial data from this program.

  •
  AMT-110 for Sanfilippo B Syndrome.  We and our collaborator Institut Pasteur are developing AMT-110 as a gene therapy for Sanfilippo B syndrome, a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic a-N-acetylglucosaminidase, or NaGLU, gene. Our collaborator Institut Pasteur is currently conducting a Phase I/II clinical trial of AMT-110 in four patients in France. We have manufactured the gene therapy being used in this clinical trial. We understand from Institut Pasteur that data are expected in the first half of 2015. We believe that if the results of this clinical trial are positive, it will constitute proof of concept of the administration to the brain of a gene therapy for lysosomal storage diseases.

  •
  AAV2/GDNF for Parkinson's Disease.  We and our collaborator the University of California at San Francisco, or UCSF, are developing a gene therapy for Parkinson's disease, a progressive neurodegenerative disorder. UCSF is collaborating with the NIH to conduct a Phase I clinical trial of a gene therapy in this indication consisting of an AAV2 vector carrying a therapeutic gene we have exclusively licensed in the gene therapy field from Amgen, Inc., or Amgen, that expresses a protein called glial cell line-derived neurotrophic factor, or GDNF. This clinical trial is being funded and sponsored by the NIH. UCSF's product candidate has been manufactured by a third party using a mammalian cell-based process. In this clinical trial, the NIH is administering the gene therapy using a process developed by UCSF for administering drugs directly to the brain using magnetic resonance imaging and an insertion catheter. We have a license under UCSF's rights to use all preclinical and clinical data from the UCSF program for any future development program. Based on the results of the UCSF program, we may decide to develop an AAV2-based gene therapy containing the GDNF gene manufactured with our insect cell-based manufacturing process.

Potential Additional Pipeline Programs.    We are also conducting early-stage preclinical research into a number of other potential applications of our technologies. Currently these programs focus on utilizing AAV5 in liver and CNS indications. Based on defined criteria for indications that we believe most likely to be well suited to our gene therapy approach, we have prioritized approximately ten additional target diseases. We may seek to develop these programs either independently or with collaborators who are already working in the relevant disease area, including collaborators that may have already conducted pre-clinical or clinical studies.

Our Collaboration with Chiesi

We have entered into two agreements with Chiesi, a family-owned Italian pharmaceutical company with 2012 worldwide revenues of approximately €1.1 billion. One is an agreement for the commercialization of Glybera for LPLD and the second is an agreement for the co-development and commercialization of our hemophilia B program. We have retained full rights to United States, Canada and Japan under both agreements. We have received €17.0 million in aggregate upfront payments as well as a €14.0 million investment in our ordinary shares. In addition, these agreements provide us with research funding for further development of our hemophilia B product candidate, as well as the potential for commercial milestone payments of up to €42.0 million for Glybera for LPLD. Under our Glybera commercialization agreement, we will receive payments from Chiesi for the quantities of Glybera we manufacture and supply to them. We are required to pay the cost of goods sold, including royalty and other payments to third parties in connection with the sale of Glybera. Based on our estimates, we anticipate we will retain in the range of 20% to 30% of the net sales of Glybera by Chiesi in the European Union and other countries under our agreement, net of the cost of goods sold, including the royalties and other obligations we owe to third parties. In addition, we are required to repay 20% of the gross amount received from Chiesi related to Glybera sales in repayment of a technical development loan from the Dutch government, which has a current outstanding balance of €6.2 million.

Our Strategy

Our strategic goal is to transform the paradigm of care for many severe and chronic diseases by moving from the short-term management of symptoms to the potentially curative resolution of the disease through sustained therapeutic gene expression in target tissues. We are building on the capabilities that have enabled us to obtain the first regulatory approval of a gene therapy in the European Union to address a range of diseases for which we believe we can reach the market with a gene therapy ahead of our competitors. We seek to achieve our goal by pursuing the following key objectives:

  •
  Maximize the value of Glybera.

  •
  Exploit the potential of our gene therapy platform to develop AAV-based gene therapies for additional orphan monogenic diseases and selected chronic degenerative diseases.

  •
  Leverage our competitive strengths to retain our position as a leading gene therapy company and establish additional collaborations.

  •
  Continue to invest in our technology platform and expand our modular capabilities.

Our Corporate Information

Our business was founded in 1998. We formed our parent company, uniQure B.V., in January 2012. Our parent company then entered into a share-for-share exchange with the shareholders of, and acquired the business and assets of, our predecessor company, Amsterdam Molecular Therapeutics (AMT) Holding N.V., in February 2012. We intend to re-register our company as a public limited company in the Netherlands in connection with this offering. Our executive offices are located at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands, and our telephone number is +31 20 566 7394. Our website address is www.uniqure.com. The information contained on, or accessible through, our website is not a part of this prospectus.

Risk Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus. These risks include the following:

  •
  We have a history of operating losses and anticipate that we will continue to incur losses for the foreseeable future. As of June 30, 2013, we had an accumulated deficit of €130.7 million. We will likely need additional funding, and such funding may cause substantial dilution to our shareholders.

  •
  Our financial prospects and ability to generate revenues for the next several years depend heavily on the successful commercialization of Glybera in the European Union in collaboration with our partner Chiesi, and upon our ability to obtain additional marketing approvals and ultimately commercialize Glybera in the United States and other countries, which may not occur for several years, if ever.

  •
  As gene therapies, Glybera and our product candidates are novel technologies and face uncertainty in the regulatory review and approval process. We cannot predict when or if we will obtain marketing approval to commercialize a product candidate, and any approval we may receive may be for a narrower indication than we expect or may be subject to costly post-approval requirements, which could restrict or eliminate the potential commercial success of the product candidate.

  •
  Our product candidates are in early clinical or preclinical development and there is significant risk of failure or delay in these programs. We rely on our collaborators for important aspects of our development program and in many cases we have limited or no control over the design and conduct of the trials our collaborators conduct, or the efforts and resources our collaborators expend.

  •
  The future growth of our business depends in significant part on our ability to enter into in-licenses or acquire rights to new product candidates and technologies, and to enter into additional collaborations in the future. If we are unable to attract collaborators or successfully identify or compete for the rights to new technologies, our prospects for growth could suffer.

  •
  If we fail to obtain or sustain adequate prices and reimbursement for Glybera and other product candidates for which we may receive marketing approval, our ability to market and sell our products would be adversely affected and our financial position would suffer.

  •
  We may be unable to obtain, maintain and protect necessary intellectual property assets, which could harm our ability to compete and impair our business. We are heavily reliant upon licenses of proprietary technology from third parties and these licenses may not provide adequate rights, we may lose or be unable to protect these rights, or we may be unable to acquire additional intellectual property required for our development programs.

  •
  We face substantial competition, and others may discover, develop or commercialize products before or more successfully than we do.

Implications of Being an Emerging Growth Company

We qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. As an emerging growth company, we are electing to take advantage of the following exemptions:

  •
  providing two years rather than three years of audited financial statements;

  •
  not providing an auditor attestation report on our system of internal control over financial reporting; and

  •
  not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis).

The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are irrevocably electing not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

 THE OFFERING

Ordinary shares offered by us:	ordinary shares
Ordinary shares to be outstanding immediately after this offering:	ordinary shares
Offering price	The initial public offering price per ordinary share is expected to be between $ and $ .
Listing	We have applied for listing of our ordinary shares on the NASDAQ Global Market under the symbol "QURE."
Option to purchase additional shares

We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase an aggregate of up to an additional                    ordinary shares. See "Underwriting" for more information.

Use of proceeds	We currently estimate that we will use the net proceeds from this offering, together with our cash on hand, as follows:
• to complete the building out and equipping of our manufacturing facility in Lexington, Massachusetts;
• to support our further clinical development of Glybera, and our application for marketing approval of Glybera and preparation for potential commercial launch in the United States;
• to fund our planned Phase I/II clinical trial of AMT-060 in hemophilia B; and

•

to advance the development of our other product candidates, for working capital and for general corporate purposes, including service on our indebtedness and possibly acquisitions or investments in other businesses, technologies or product candidates.

See "Use of Proceeds" for additional information.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ordinary shares.

The total number of ordinary shares that will be outstanding immediately after this offering includes:

  •
  an aggregate of 60,948,979 ordinary shares to be outstanding immediately prior to the closing of this offering; and

  •
  ordinary shares to be issued and sold by us in this offering;

and excludes:

  •
  9,389,289 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2013 at a weighted average exercise price of €1.20 per share. See "Management—Compensation—Share Options;"

  •
  up to                    ordinary shares reserved for future issuance under our equity incentive plans following this offering; and

  •
  854,036 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2013 at an exercise price of €2.02 per share.

Unless otherwise indicated, all information in this prospectus assumes:

  •
  that the underwriters do not exercise their option to purchase an aggregate of up to an additional                    ordinary shares from us;

  •
  our conversion into a public limited company with limited liability (naamloze vennootschap) under the laws of the Netherlands and amendment of our articles of association, which will occur before the completion of this offering;

  •
  the conversion of our class A, class B and class C ordinary shares into an aggregate of 60,948,979 ordinary shares, which will occur prior to completion of this offering; and

  •
  the          -for-          consolidation of our ordinary shares, which will have the effect of a reverse share split, which will occur prior to completion of this offering.

 SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of and for the years ended December 31, 2011 and 2012 have been derived from our consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data as of and for the six months ended June 30, 2012 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2013 and the results of operations for the six months ended June 30, 2012 and 2013. The summary consolidated financial data below should be read together with those consolidated financial statements as well as the "Selected Consolidated Financial Data" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Statements of Comprehensive Income Data:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
€ in thousands (except share and per share data)
	2011	2012	2012	2013
Revenues:
License revenues	—	—	—	—

Collaboration revenues	—	—	—	€475

Total revenues	—	—	—	475

Cost of goods sold	—	—	—	(800)

Gross loss	—	—	—	(325)

Other income	€2,192	€649	€211	474
Research and development expenses	(15,500)	(10,231)	(3,688)	(6,800)
Selling, general and administrative expenses	(3,807)	(4,564)	(2,776)	(4,394)
Other losses, net	(26)	(45)	(56)	35

Operating result	(17,141)	(14,191)	(6,309)	(11,010)
Finance income	277	22	8	—
Finance expense	(436)	(547)	(534)	(2,483)

Net loss	(17,300)	(14,716)	(6,835)	(13,493)

Basic and diluted loss per share	(0.73)	(0.34)	(0.17)	(0.28)
Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	23,549	43,187	39,291	48,657

The following table summarizes our balance sheet data as of June 30, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of                         ordinary shares by us in this offering, assuming an initial public offering price of $               per ordinary share share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such net proceeds as described under "Use of Proceeds."

Consolidated Balance Sheet Data:

	AS OF JUNE 30, 2013
(€ in thousands)	ACTUAL	AS ADJUSTED(1)
Cash and cash equivalents	€9,597	€
Total assets	35,382
Total debt	23,900
Accumulated deficit	(130,727)
Total shareholders' equity (deficit)	(12,404)

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $               per ordinary share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total shareholders' equity by $                million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase or decrease of 1,000,000 in the number of ordinary shares we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and stockholders' equity by approximately $                million, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

 Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses to date, expect to incur losses over the next several years and may never achieve or maintain profitability.

We have incurred significant losses to date. We had a net loss of €13.5 million in the first half of 2013, €14.7 million in 2012 and €17.3 million in 2011. As of June 30, 2013, we had an accumulated deficit of €130.7 million. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through milestone payments, subsidies and grants from governmental agencies and fees for services. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Our product, Glybera, received marketing approval under exceptional circumstances from the European Commission in October 2012. We plan in the future to apply for marketing approval for Glybera in the United States and other countries and expect that we will be required to conduct one or more additional clinical trials of Glybera. We are still in the early stages of development of the other product candidates in our pipeline. We expect to continue to incur significant expenses and losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

  •
  complete the EMA-mandated post-approval clinical trial of Glybera and implementation of an LPLD patient registry;

  •
  potentially conduct a further clinical trial of Glybera, if required by the FDA;

  •
  seek marketing approval of Glybera in the United States and other countries;

  •
  initiate a Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi;

  •
  advance the clinical development of our other product candidates, most of which are at early stages of development, and seek to discover and develop additional product candidates;

  •
  seek marketing approval for any product candidates that successfully complete clinical trials;

  •
  establish a sales, marketing and medical affairs infrastructure in the United States;

  •
  continue the build-out of our manufacturing facility in Lexington, Massachusetts to expand our manufacturing capabilities for Glybera and our pipeline of product candidates;

  •
  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

  •
  hire additional personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups; and

  •
  add operational, financial and management information systems and related finance and compliance personnel necessary to operate as a public company.

We are only in the preliminary stages of most of these activities. We and our collaborators may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Even if we do achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would depress the value of our company and could impair our ability to expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose part or all of your investment.

Our financial results will substantially depend on the commercial success of sales of Glybera.

We anticipate that our collaborator Chiesi will commercially launch Glybera in the European Union in the first half of 2014 and that revenues from sales of Glybera will be one of the principal sources of funds for our business for at least the next several years. Because our business is currently dependent on Glybera, failure to achieve anticipated revenues from this product would have an adverse effect on our results of operations and cause the value of our ordinary shares to decline. A number of factors, some of which are out of our control, may adversely affect the commercial success of Glybera, including the following:

  •
  our collaborator Chiesi may not successfully commercialize Glybera in the European Union and other specified countries in the Chiesi territory;

  •
  the post-approval requirements imposed by the EMA in connection with Glybera's approval under exceptional circumstances may be costly or may eventually lead to withdrawal of approval;

  •
  we may never be able to obtain marketing approval for Glybera in the United States or other countries;

  •
  Glybera may fail to achieve market acceptance by physicians, patients, third party payors and others in the medical community;

  •
  other alternative treatments for LPLD may be developed and gain commercial acceptance, eroding Glybera's market share;

  •
  the limited label we have received for Glybera in the European Union may limit our addressable market, and other regulatory agencies may approve Glybera only with a similarly limited label;

  •
  we may be unable to establish or maintain sales, marketing and medical affairs capabilities for the commercialization of Glybera in the United States, even if we receive FDA approval; and

  •
  coverage, pricing and reimbursement levels may be lower than we expect.

Even if our commercialization of Glybera or other product candidates for which we obtain marketing approval is successful, we may not be financially successful due to our obligations to third parties.

We have obtained exclusive or non-exclusive rights from third parties under a range of patents and other technology that we are exploiting in Glybera and our development programs. Our agreements with these third parties generally grant us a license to make, use, sell, offer to sell and import products covered by the licensed patent rights in exchange for our payment of some combination of an upfront amount, annual fees, royalties, a portion of amounts we receive from our sublicensees and payments upon the achievement of specified development, regulatory or commercial milestones. For example, we are contractually obligated to pay royalties and other obligations to third parties on net sales of Glybera by us, Chiesi or other sublicensees or on other amounts we receive, including from Chiesi or other sublicensees for their sales of Glybera. We also received a technical development loan from the Dutch government, which requires repayment based on the timing and amount of revenues we receive from the sale of Glybera. These financial obligations to third parties are an expense to us, which could adversely affect our financial position.

We will likely need to raise additional funding, particularly if we experience delays in implementing our development programs or commercialization efforts. Additional funding may not be available on acceptable terms, or at all, and any failure to obtain capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect to incur significant expenses in connection with our ongoing activities and expect that we will likely need to obtain substantial additional funding in connection with our continuing operations. We have based our estimate of our financing requirements on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

  •
  the commercial success of Glybera, including the timing and amount of revenues generated, as well as our cost of goods sold;

  •
  our collaboration agreements remaining in effect and our ability to obtain research and development funding and achieve milestones under these agreements;

  •
  the progress and results of our current and planned clinical trials and those of our collaborators;

  •
  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates;

  •
  the number and development requirements of other product candidates that we pursue;

  •
  the cost, timing and outcome of regulatory review of our product candidates, particularly for approval of Glybera in the United States;

  •
  the cost and timing of future commercialization activities by us or our collaborators, including product manufacturing, marketing, sales and distribution, for Glybera and any of our product candidates for which we receive marketing approval in the future;

  •
  the amount and timing of revenues, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;

  •
  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

  •
  the extent to which we acquire or in-license other products or technologies; and

  •
  the cost and progress of the build-out of our Lexington, Massachusetts manufacturing facility.

Adequate capital may not be available to us when needed or may not be available on acceptable terms. Further, our ability to obtain debt financing may be limited by covenants we have made under our Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules, and our pledge to Hercules of substantially all of our assets as collateral. These covenants, with certain exceptions, limit the ability of the Company to incur additional indebtedness and liens, pay dividends, make acquisitions, or sell or dispose of property and assets. Additionally, they require us to maintain cash equivalents on deposit in the United States of at least the lesser of (1) 100% of the then outstanding principal amount or (2) 50% of all the worldwide cash and cash equivalents. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts and would have a negative impact on our financial condition.

In addition, we may wish to seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our shareholders, including purchasers in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ordinary shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, products or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

As of June 30, 2013, we had $10.0 million of outstanding borrowings under our Loan and Security Agreement with Hercules, which we are required to repay in monthly installments through October 1, 2016. We do not intend to use the net proceeds of this offering to prepay these obligations. We could in the future incur additional debt obligations beyond our borrowings from Hercules. Our existing loan obligations, together with other similar obligations that we may incur in the future, could have significant adverse consequences, including:

  •
  requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;

  •
  increasing our vulnerability to adverse changes in general economic, industry and market conditions;

  •
  subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  •
  placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We may not have sufficient funds, and may be unable to arrange for additional financing, to pay the amounts due under our existing loan obligations. Failure to make payments or comply with other covenants under our existing debt could result in an event of default and acceleration of amounts due. Under our agreement with Hercules, the occurrence of an event that would reasonably be expected to have a material adverse effect on our business, operations, assets or condition is an event of default. If an event of default occurs and the lender accelerates the amounts due, we may not be able to make accelerated payments, and the lender could seek to enforce security interests in the collateral securing such indebtedness, which includes substantially all of our assets. In addition, the covenants under our existing debt, and the pledge of our assets as collateral, could limit our ability to obtain additional debt financing.

Our business operations may be negatively affected by the strategic restructuring we undertook in 2012.

At the end of 2011, following the initial rejection of our application for marketing approval for Glybera in the European Union, our predecessor entity, Amsterdam Molecular Therapeutics, or AMT, initiated a strategic restructuring in order to conserve resources and improve its financial position. As part of this effort, AMT significantly reduced personnel, programs and spending. As a result, we lost many talented employees, including employees with an extensive understanding of our clinical programs as well as our regulatory and financial affairs. In the fourth quarter of 2011, total staff was reduced from 92 to 49. Since that time, we have hired a number of new staff, and total headcount as of September 30, 2013 was 76. In addition, we have engaged 33 consultants and contract workers. Nevertheless, this loss of talent and institutional knowledge has adversely affected our operations during the past year and may result in delays in preparing regulatory filings, completing clinical trials and other related activities, and could negatively impact our future business operations.

Risks Related to the Development of Our Product Candidates

We may not be successful in our efforts to use our gene therapy technology platform to build a pipeline of additional product candidates.

A key element of our strategy is to use our gene therapy technology platform to expand our pipeline of gene therapies and to progress these product candidates through clinical development together with our collaborators. Although we currently have a pipeline of programs at various stages of development, we may not be able to identify or develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. Research programs to identify new product candidates require substantial technical, financial and human resources. We or our collaborators may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. If we do not continue to successfully develop and commercialize product candidates based upon our technology, we may face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our share price.

Our strategy of obtaining rights to key technologies through in-licenses may not be successful.

We seek to expand our product pipeline in part by in-licensing the rights to key technologies, including those related to gene delivery and gene cassettes. The future growth of our business will depend in significant part on our ability to in-license or otherwise acquire the rights to additional product candidates or technologies, particularly through our collaborations with academic research institutions. However, we may be unable to in-license or acquire the rights to any such product candidates or technologies from third parties on acceptable terms or at all. The in-licensing and acquisition of these technologies is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire product candidates or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to license rights to us. Furthermore, we may be unable to identify suitable product candidates or technologies within our area of focus. If we are unable to successfully obtain rights to suitable product candidates or technologies, our business, financial condition and prospects could suffer.

We may encounter substantial delays in our clinical trials or fail to demonstrate the safety and efficacy of our product candidates.

Clinical development is expensive, time-consuming and uncertain as to outcome. Our product candidates are in early clinical or preclinical development, and there is a significant risk of failure or delay in each of these programs. In several of our programs, we intend to transition a collaborator's program to a different viral vector or to our insect-cell based manufacturing process, which could result in additional development challenges and delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

  •
  delays in reaching a consensus with regulatory agencies on study design;

  •
  delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

  •
  delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

  •
  delays in recruiting suitable patients to participate in our clinical trials, particularly due to the rare nature of many of our target orphan monogenic diseases;

  •
  imposition of a clinical hold by regulatory agencies after an inspection of our clinical trial operations or trial sites;

  •
  failure by CROs, other third parties or us to adhere to clinical trial requirements;

  •
  failure to perform in accordance with the FDA's good clinical practices, or GCP, or applicable regulatory guidelines in other countries;

  •
  delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites;

  •
  delays in having patients complete participation in a study or return for post-treatment follow-up;

  •
  clinical trial sites or patients dropping out of a study;

  •
  occurrence of serious adverse events associated with a product candidate that are viewed to outweigh its potential benefits; or

  •
  changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, including changes in the vector or manufacturing process used, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to regulatory authorities, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

  •
  be delayed in or altogether prevented from obtaining marketing approval for our product candidates;

  •
  obtain approval for indications or patient populations that are not as broad as intended or desired;

  •
  obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

  •
  be subject to changes with the way the product is administered;

  •
  be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

  •
  have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

  •
  be subject to the addition of labeling statements, such as warnings or contraindications;

  •
  be sued; or

  •
  experience damage to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our products.

We may experience delays or difficulties in the enrollment of patients in clinical trials, particularly for orphan indications, which may delay or prevent our receipt of necessary regulatory approvals.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials and those of our collaborators depends on the speed at which we or they can recruit patients to participate in such trials. We or our collaborators may not be able to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or similar regulatory authorities outside the United States and the European Union. In particular, because several of our programs are focused on the treatment of patients with orphan diseases, our ability to enroll eligible patients in these trials may be limited or slower than we anticipate in light of the small patient populations involved. For example, we reduced the number of patients enrolled in our second Phase II/III clinical trial of Glybera from the 16 patients originally planned to five patients due to slow recruitment. In addition, our potential competitors, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, may seek to develop competing therapies, which would further limit the small patient pool available for our studies. Patient enrollment may be affected by other factors including:

  •
  the severity of the disease under investigation;

  •
  design of the study protocol;

  •
  the eligibility criteria for the study;

  •
  the perceived risks, benefits and convenience of administration of the product candidate being studied;

  •
  our efforts to facilitate timely enrollment in clinical trials;

  •
  the patient referral practices of physicians; and

  •
  the proximity and availability of clinical trial sites to prospective patients.

An inability by us or our collaborators to locate and enroll a sufficient number of patients for clinical trials may result in our failure to initiate or continue clinical trials for our product candidates, or may cause significant delays in such trials and could require us or our collaborators to abandon one or more clinical trials altogether. Enrollment delays may also result in increased development costs for our product candidates, which could cause the value of our company to decline.

Our progress in early-stage clinical trials may not be indicative of long-term efficacy in late-stage clinical trials, and our progress in trials for one product candidate may not be indicative of progress in trials for other product candidates.

With the exception of Glybera, the product candidates in our pipeline are at early-stages of development. Study designs and results from previous studies are not necessarily predictive of our future clinical study designs or results, and initial results may not be confirmed upon full analysis of the complete study data. Our product candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical studies.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage clinical trials. If a larger population of patients does not experience positive results, if these results are not reproducible, or if our products show diminishing activity over time, our products may not receive approval from the EMA or FDA. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may encounter regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of product development. Failure to confirm favorable results from earlier trials by demonstrating the safety and effectiveness of our products in late stage clinical trials with larger patient populations could have a material adverse effect on our business that would cause our share price to decline.

Progress in trials of Glybera and its approval in the European Union do not indicate that we will make similar progress in trials for our other product candidates. While Glybera uses an AAV1 vector for gene delivery, the rest of the product candidates in our pipeline use other AAV vector variants, such as AAV5 or AAV2. Also, while Glybera is injected directly into the muscles of the leg, the rest of the products in our pipeline target other tissues. Due to these variations, trials for our other product candidates may be less successful than the trials for Glybera.

If serious adverse events occur or unacceptable side effects are identified in any gene therapy products or product candidates, whether ours or those of our competitors, we may need to abandon or limit the sale or development of Glybera or our product candidates.

Glybera or our product candidates may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining additional marketing approval or prevent or limit commercial use. In our clinical development program for Glybera, there were a total of 48 serious adverse events, two of which were determined to be related to Glybera, a pulmonary embolism and fever. If Glybera or any of our product candidates or those of other parties are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

Negative public opinion and increased regulatory scrutiny of gene therapy and genetic research may damage public perception of Glybera and our product candidates or adversely affect our ability to conduct our business or obtain further marketing approvals for Glybera and marketing approvals for our product candidates.

Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians specializing in the treatment of those diseases that our product candidates target prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing symptomatic treatments they are already familiar with and for which greater clinical data may be available.

A generalized public backlash developed against gene therapy following the death in September 1999 of an 18-year-old who had volunteered for a gene therapy experiment at the University of Pennsylvania. Researchers at the university had infused the volunteer's liver with a gene aimed at reversing a rare metabolic disease of the liver. The procedure triggered an extreme immune-system reaction that caused multiple-organ failure in a very short time, leading to the first death to occur as a direct result of a gene therapy experiment. In addition, in two gene therapy studies in 2003, 20 subjects treated for X-linked severe combined immunodeficiency using a murine gamma-retroviral vector showed correction of the disease. However, the studies were terminated after five subjects developed leukemia.

Although none of our current product candidates utilize the gamma-retroviruses used in the 2003 studies, our product candidates do use a viral vector delivery system. The risk of cancer remains a concern for gene therapy and we cannot assure that it will not occur in any of our planned or future clinical studies. In addition, there is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biological activity of the genetic material or other components of products used to carry the genetic material.

Adverse events in our clinical trials or those conducted by other parties, even if not ultimately attributable to our product candidates, and the resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates. If any such adverse events occur, commercialization of Glybera or further advancement of our clinical trials could be halted or delayed, which would have a material adverse effect on our business and operations.

Risks Related to the Regulatory Approval of Our Product Candidates

Even if we complete the necessary preclinical tests and clinical trials, we cannot predict when or if we will obtain marketing approval to commercialize a product candidate, and any approval we receive may be for a more narrow indication than we expect.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. The development and commercialization of our product candidates, including their design, testing, manufacture, safety, efficacy, purity, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the EMA and other regulatory agencies of the member states of the European Union, by the FDA and other regulatory agencies in the United States, and similar regulatory authorities outside the European Union and the United States. Failure to obtain marketing approval for a product candidate in a specific jurisdiction will prevent us from commercializing the product candidate in that jurisdiction.

We have not received approval to market any of our products or product candidates from regulatory authorities in the United States. We received marketing authorization for Glybera from the European Commission in October 2012 under exceptional circumstances for a subset of LPLD patients, and plan to file an IND with the FDA for Glybera in the first quarter of 2014. The FDA may not allow us to rely on the results of our prior clinical trials of Glybera, all of which were conducted outside the United States, or ultimately approve Glybera for marketing in the United States. The FDA may, for example, reject or discount the results of prior trials, or consider them to be inadequate or not well-controlled. In addition, the FDA may not conclude that the results of the trials demonstrate that Glybera is safe or effective, or may otherwise require additional clinical trials as a basis for marketing approval, which would be expensive and time consuming. If we fail to obtain marketing approval in the United States on our anticipated timeframe, or obtain only limited approval for a specific patient population, our business could be materially adversely affected.

The process of obtaining marketing approval for our product candidates in the European Union, the United States and other countries is expensive and may take many years, if approval is obtained at all. Additional clinical trials may be required and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, may decide that our data are insufficient for approval, may require additional preclinical, clinical or other studies and may not complete their review in a timely manner. The FDA does not maintain a regulatory approval process similar to the EMA's marketing authorization under exceptional circumstances, which may make it more difficult to obtain marketing authorization for Glybera or other product candidates in the United States. Further, any marketing approval we ultimately obtain may be for only limited indications, or be subject to stringent labeling or other restrictions or post-approval commitments that render the approved product not commercially viable. For example, we received marketing authorization for Glybera in the European Union only for a restricted patient population and other regulatory agencies may approve Glybera only with a similarly limited label, which limits our addressable market. Further, Glybera received marketing approval subject to post-approval restrictions including the requirement to conduct a post-approval clinical study, and if we fail to adequately satisfy these post-approval requirements the EMA may withdraw its approval.

If we experience delays in obtaining approval or if we fail to maintain approval of Glybera in the European Union or obtain approval of Glybera in the United States or elsewhere or of any of our product candidates in the United States or other countries, the commercial prospects for Glybera or our other product candidates may be harmed and our ability to generate revenues will be materially impaired.

The FDA will require us to conduct comparability studies evaluating the products manufactured at our Amsterdam facility with those to be manufactured at our Lexington, Massachusetts facility, which is currently under construction. Those studies and their results could substantially delay or preclude our ability to commercialize Glybera and our product candidates in the United States.

The FDA maintains strict requirements governing the manufacturing process for biologics. When a manufacturer seeks to modify or change that process, the FDA typically requires the applicant to conduct non clinical and, depending on the magnitude of the changes, potentially clinical comparability studies that evaluate the potential differences in the product resulting from the change in the manufacturing process. In connection with any application we may file with the FDA seeking marketing approval for Glybera or any of our other product candidates in the United States, we will be required to conduct comparability studies assessing product manufactured at our facility in Amsterdam with product to be manufactured at our facility in Lexington, Massachusetts, which we are currently building out and equipping. The FDA may be especially concerned about the need for such a comparability study for Glybera if the clinical studies on which we rely for approval of our application only involved product manufactured at our facility in the Netherlands and if we intend to market only product manufactured in Lexington in the United States.

Delays in designing and completing a comparability study to the satisfaction of FDA could delay or preclude our development and commercialization plans and, thereby, limit our revenues and growth. For example, for Glybera, we may attempt to show comparability of the product manufactured at the different facilities through the use of non-clinical data, such as potency assays and animal studies. There is a risk that such data may not show acceptable comparability of the product manufactured at the different sites to the satisfaction of FDA. In addition, in the event that the FDA does not accept such non-clinical comparability data, we may need to conduct a study involving dosing of patients with product from our Lexington facility. That study may result in a delay of the approval or launch of Glybera in the United States.

We are subject to potentially costly post-approval requirements in the European Union that may restrict or eliminate the commercial success of Glybera.

As part of our marketing approval under exceptional circumstances in the European Union, the EMA has approved Glybera for the treatment of a subset of adult LPLD patients with familial LPLD diagnosed by genetic testing and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions, thereby imposing significant restrictions on the indicated uses and marketing of Glybera. Further, the EMA has imposed ongoing requirements for a potentially costly post-approval study and market surveillance. Specifically, as a condition to approval we are required to complete a post-approval clinical trial and implement a disease registry for long term surveillance of patients, as well as implement risk management procedures, distribute educational materials to healthcare professionals and patients, comply with certain notification obligations and undergo annual reassessment, the outcome of which could eventually lead to a withdrawal of the approval. The expense and uncertain result of these post-approval requirements may delay, limit or terminate our commercialization plan for Glybera and adversely affect our financial position.

The risks associated with the marketing approval process are heightened by our products' status as gene therapies.

Glybera has been evaluated as a gene therapy by the EMA. We believe that all of our current product candidates, including Glybera, will be viewed as gene therapy products by the EMA, FDA and other regulatory authorities. Gene therapies are relatively new treatments and regulators do not have extensive experience or standard review and approval processes for gene therapies. The FDA has never approved a gene therapy product as safe and effective and, unlike the EMA, does not have an exceptional circumstances approval pathway. The EMA has approved only one gene therapy, Glybera, for a subset of LPLD patients, under exceptional circumstances, and only did so by a vote of 17 to 15 and after twice denying approval. Given the novelty and complexity of our technology, we intend to discuss with the EMA, the FDA and other regulatory authorities the appropriate scientific analysis and evaluation of our methods to support applications for marketing approval for our product candidates. The application process will take time and resources, may require independent third-party analysis and may still not be accepted by the EMA, FDA or other regulatory authorities.

The EMA and FDA have demonstrated caution in their regulation of gene therapy treatments, and ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of our product candidates that are difficult to predict. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the United States federal and state level, as well as congressional committees and foreign governments, have sometimes expressed interest in further regulating biotechnology. Such action may delay or prevent commercialization of some or all of our product candidates. For example, in 2003, the FDA suspended 27 gene therapy trials involving several hundred patients after learning that a child treated in France had developed a condition resembling leukemia. Although the FDA was not aware that any of the patients treated in the 27 American trials had suffered illnesses similar to that of the infant in France, it nevertheless took precautions. This temporary halt, the largest such action involving gene therapy trials, was a setback for the field.

Regulatory requirements affecting gene therapy have changed frequently and may continue to change. For example, the European Commission conducted a public consultation in early 2013 on the application of European Union legislation that governs advanced therapy medicinal products, including gene therapy products, that could result in changes in the data we need to submit to the EMA in order for our product candidates to gain regulatory approval. In addition, divergent scientific opinions among the various bodies involved in the review process may result in delays and require additional resources and may ultimately result in rejection. For further discussion about the regulation we face in Europe and the United States, please see "Business—Government Regulation and Reimbursement."

In the United States, the FDA has established the Office of Cellular, Tissue and Gene Therapies within the Agency's Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the NIH are also subject to review by the NIH Office of Biotechnology Activities' Recombinant DNA Advisory Committee, or the RAC. Although the FDA decides whether individual protocols may proceed, the RAC review process can impede the initiation of a clinical trial, even if the FDA has reviewed the study and approved its initiation. In addition, the FDA can put an IND on clinical hold even if the RAC has provided a favorable review. Also, before a clinical trial can begin at an NIH-funded institution, that institution's institutional review board, or IRB, and its Institutional Biosafety Committee will review the proposed clinical trial to assess the safety of the study. Adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

The FDA and the EMA have issued various guidance documents pertaining to gene therapy products, with which we likely must comply to gain regulatory approval of any of our product candidates in the United States or European Union, respectively. Those guidance documents may require us, for example, to observe the subjects of our clinical trials for a longer period than normal following completion of a trial, or to undertake more extensive preclinical assessments, in particular concerning our vector and transgene expression cassette system, before beginning clinical trials at all. We also may need to conduct environmental risk assessments and special long term studies to monitor the safety and efficacy of our products. The close regulatory scrutiny of gene therapy products may result in delays and increased costs, and may ultimately lead to any gene therapy product not being approved.

These regulatory review committees and advisory groups and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups, and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenues to maintain our business.

If we are not able to obtain or maintain orphan product exclusivity for any of our product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

Regulatory authorities in some jurisdictions, including the European Union and the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States or not more than five in 10,000 people in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which precludes the EMA or FDA from approving another marketing application for the same drug for the same indication for that time period. The applicable period is seven years in the United States and ten years in the European Union following marketing approval. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, for example if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Orphan drug exclusivity may be lost if the EMA or FDA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if the incidence and prevalence of patients who are eligible to receive the drug in these markets materially increase. Although we have obtained orphan designation for Glybera in the European Union and the United States, even after an orphan drug is approved, the same drug can subsequently be approved for the same condition if the competent regulatory agency concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

If we lose orphan drug exclusivity or if our competitors obtain orphan drug exclusivity before we do, we may be precluded from obtaining marketing authorization or we may lose out on the potential benefits of market exclusivity.

Fast track designation by the FDA may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may in the future seek fast track designation for Glybera or other product candidates as appropriate in the United States. If a drug is intended for the treatment of a serious or life-threatening condition or disease and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do apply for and receive fast track designation, we may not experience a faster development, review or approval process compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Breakthrough therapy designation by the FDA may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may in the future apply for breakthrough therapy designation for Glybera or other product candidates in the United States. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and for which preliminary clinical evidence indicates substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our products or product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree. In any event, the receipt of a breakthrough therapy designation for a product or product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and, in any event, does not assure ultimate approval by the FDA. In addition, even if one or more of our products or product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Any of our product candidates for which we obtain marketing approval in the future could be subject to post-marketing restrictions or other regulatory requirements.

Glybera and any of our product candidates for which we obtain marketing approval in the future, as well as the manufacturing process, post-approval studies and measures, labeling, advertising and promotional activities for such products, will be subject to continued requirements of and review by the FDA, EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to develop and implement a risk evaluation and mitigation strategy. For example, the EMA's approval of Glybera was contingent upon our agreeing to post-approval obligations described elsewhere in this prospectus.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved label. The FDA imposes stringent restrictions on manufacturers' communications regarding off-label use and if we do not market our products for their approved indications, we may be subject to an enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws. Similar regulations apply in many other foreign jurisdictions.

In addition, later discovery of previously unknown adverse events or other problems with our products, or failure to comply with regulatory requirements, may yield various adverse results, including:

  •
  restrictions on such products or manufacturing processes;

  •
  restrictions on the labeling or marketing of a product;

  •
  restrictions on product distribution or use;

  •
  requirements to conduct post-marketing studies or clinical trials;

  •
  warning letters;

  •
  withdrawal of the products from the market;

  •
  refusal to approve pending applications or supplements to approved applications that we submit;

  •
  recall of products;

  •
  fines, restitution or disgorgement of profits or revenues;

  •
  suspension or withdrawal of marketing approvals;

  •
  refusal to permit the import or export of our products;

  •
  product seizure; and

  •
  injunctions or the imposition of civil or criminal penalties.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union's requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Any government investigation of alleged violations of law could require us to expend significant time and resources and could generate negative publicity. The occurrence of any event or penalty may inhibit our ability or that of our collaborators to commercialize Glybera and any other products and generate revenues, and may also adversely affect our ability to obtain FDA approval. Failure to maintain marketing approval for Glybera in the European Union or to obtain regulatory approval for Glybera in other jurisdictions may also adversely affect our ability to develop other product candidates, given the general applicability of our technology platform to the development of our current and future product candidates.

Risks Related to the Commercialization of Glybera and Our Product Candidates

If we or our collaborators are unable to commercialize Glybera or our other product candidates or experience significant delays in doing so, our business will be materially harmed.

Our ability to generate product revenues will depend heavily on the successful commercialization of Glybera and development and eventual commercialization of other product candidates. The success of our product candidates will depend on several factors, including the following:

  •
  successful completion of preclinical studies and clinical trials;

  •
  receipt of marketing approvals from applicable regulatory authorities;

  •
  obtaining and maintaining patent and trade secret protection and non-patent, orphan drug exclusivity for our product candidates;

  •
  completing the build-out of, and obtaining regulatory approval for, our new manufacturing facility in Lexington, Massachusetts;

  •
  launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

  •
  identifying and engaging effective distributors or other third party resellers on acceptable terms in certain jurisdiction where we plan to utilize third parties for the marketing and sale of Glybera or other candidate products;

  •
  acceptance of our products, if and when approved, by patients, the medical community and third party payors;

  •
  effectively competing with other therapies;

  •
  obtaining and maintaining healthcare coverage and adequate reimbursement; and

  •
  complying with post-approval requirements and maintaining a continued acceptable safety profile of the products following approval.

Failure to achieve or implement any of these elements could result in significant delays or an inability to successfully commercialize Glybera or our product candidates, which could materially harm our business.

The affected populations for Glybera and product candidates may be smaller than we or third parties currently project, which may affect the addressable markets for Glybera and product candidates.

Our projections of the number of people who have the diseases we are seeking to treat, as well as the subset of people with these diseases who have the potential to benefit from treatment with Glybera or our product candidates, are estimates based on our knowledge and understanding of these diseases. The total addressable market opportunity for Glybera and our product candidates will ultimately depend upon a number of factors including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access and product pricing and reimbursement. Prevalence estimates are frequently based on information and assumptions that are not exact and may not be appropriate, and the methodology is forward-looking and speculative. The process we have used in developing an estimated prevalence range for the indications we are targeting has involved collating limited data from multiple sources. Accordingly, the prevalence estimates included in this prospectus should be viewed with caution. Further, the data and statistical information used in this prospectus, including estimates derived from them, may differ from information and estimates made by our competitors or from current or future studies conducted by independent sources.

The use of such data involves risks and uncertainties and is subject to change based on various factors. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of these diseases. The number of patients with the diseases we are targeting in the European Union, the United States and elsewhere may turn out to be lower than expected or may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or access, all of which would adversely affect our results of operations and our business.

Glybera, and any other product candidate that receives marketing approval in the future, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Doctors may be reluctant to accept a gene therapy as a treatment option or, where available, choose to continue to rely on existing symptomatic treatments. If Glybera does not achieve an adequate level of acceptance, we may not generate significant revenues from this product and we may never achieve profitability. The degree of market acceptance of Glybera, as well as of any of our product candidates that receive marketing approval in the future, will depend on a number of factors, including:

  •
  the efficacy and potential advantages of our therapies compared with alternative treatments;

  •
  our ability to convince payors of the long-term cost-effectiveness of our therapies and, consequently, the availability of third-party coverage and adequate reimbursement;

  •
  the limitations on use and label requirements imposed by regulators;

  •
  the convenience and ease of administration of our gene therapies, which in the case of Glybera requires spinal anaesthesia and multiple intramuscular injections, compared to alternative treatments;

  •
  the willingness of the target patient population to try new therapies, especially a gene therapy, and of physicians to administer these therapies;

  •
  the strength of marketing and distribution support;

  •
  the prevalence and severity of any side effects; and

  •
  any restrictions on the use of our products.

In the case of Glybera in the European Union, we are required to put in place a restricted access program to ensure that the product is used appropriately when the diagnosis is confirmed, mandating that the product only be supplied to doctors who have received the appropriate educational materials and only be used to treat patients participating in a registry to monitor the outcome of patients treated with Glybera. These requirements may further limit our ability to gain sufficient market acceptance.

If our collaboration with Chiesi is not successful, we may not effectively commercialize Glybera in the European Union and other countries covered by our partnership with Chiesi.

We have entered into a collaboration with Chiesi for the commercialization of Glybera in the European Union, China, Russia and other specified countries. As a result, we are dependent on the efforts of Chiesi to successfully commercialize Glybera in these countries. There is a risk that Chiesi:

  •
  may not perform its obligations as expected;

  •
  may have difficulties gaining acceptance of the use of Glybera in the clinical community and achieving satisfactory pricing and reimbursement of Glybera;

  •
  may terminate, or may elect not to continue or renew, our commercialization arrangements based on changes in its strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities; and

  •
  may not commit sufficient resources to the marketing and distribution of Glybera.

In addition, we are required to manufacture Glybera for sale by Chiesi. Should we encounter manufacturing problems, we may fail to adequately supply Glybera to Chiesi. If any of these circumstances related to our collaboration with Chiesi are realized, they may adversely affect the commercial success of Glybera in the European Union and other countries covered by our partnership with Chiesi.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new biotechnology and biopharmaceutical products, including gene therapies, is highly competitive. We may face competition with respect to Glybera and our current product candidates, as well as with respect to any product candidates that we may seek to develop or commercialize in the future, from large and specialty pharmaceutical companies and biotechnology companies worldwide, who currently market and sell products or are pursuing the development of products for the treatment of many of the disease indications for which we are developing our product candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. In recent years, there has been a significant increase in commercial and scientific interest and financial investment in gene therapy as a therapeutic approach, which has intensified the competition in this area.

We are aware of several companies focused on developing gene therapies in various indications, including AGTC, Asklepios, Audentes Therapeutics, BioMarin, bluebird bio, Dimension/Regen X, Oxford BioSciences, Sangamo BioScience, and Spark Therapeutics, as well as several companies addressing other methods for modifying genes and regulating gene expression. We may also face competition with respect to the treatment of some of the diseases that we are seeking to target with our gene therapies from protein pharmaceuticals under development at pharmaceutical and biotechnology companies, including Pfizer, Baxter, Bayer, Novo Nordisk, Genzyme, Shire, BioMarin and Biogen Idec. We must also compete with existing standards of care, therapies and symptomatic treatments, as well as any new therapies that may become available in the future for the indications we are targeting.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than the products that we develop. Our competitors also may obtain EMA, FDA or other regulatory approval for their products more rapidly than we do, which could result in our competitors establishing a strong market position before we are able to enter the market. Because we expect that gene therapy patients may generally require only a single administration, we believe that the first gene therapy product to enter the market for a particular indication will likely enjoy a significant commercial advantage, and may also obtain market exclusivity under applicable orphan drug regimes.

Many of the companies with which we are competing or may compete in the future have significantly greater financial resources and expertise than we do in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, it is conceivable that we may face competition from biosimilars. In the United States, the Biologics Price Competition and Innovation Act of 2009 authorized the FDA to approve products that are "highly similar," or biosimilar, to or "interchangeable" with an FDA-approved biological product following expiration of a 12 year period of exclusivity. In the European Union, a competitor may reference data from biological products already approved, but will not be able to get on the market until ten years after the time of approval, although that may be extended to 11 years under specified circumstances. If competitors are able to obtain marketing approval for biosimilars after the applicable period of non-patent exclusivity expires, the attendant competitive pressure and consequences. Expiration or successful challenge of our applicable patent rights could also trigger competition from other products.

Risks Related to Our Dependence on Third Parties for Glybera and our Product Pipeline

We rely on third parties for important aspects of our development programs. If these parties do not perform successfully or if we are unable to maintain any of our collaboration arrangements, our business could be adversely affected.

We have entered into collaborations with other companies and academic research institutions with respect to important elements of our commercial and development programs. For example, we have collaboration agreements with Chiesi, for both commercialization of Glybera in the European Union and certain other countries and co-development and commercialization of our hemophilia B program, and development programs with Digna Biotech, Institut Pasteur and UCSF. We believe that these arrangements provide us with access to important technologies and capabilities, and in many cases to data from our collaborators' preclinical and clinical development programs. Our collaboration with Chiesi has also provided us with important funding for our Glybera and hemophilia B development programs.

Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

  •
  collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

  •
  in our current collaborations, we generally have limited or no control over the design or conduct of clinical trials sponsored by our collaborators;

  •
  if our collaborators do not conduct the clinical trials they sponsor in accordance with regulatory requirements or stated protocols, we will not be able to rely on the data produced in such trials in our further development efforts;

  •
  collaborators may not perform their obligations as expected;

  •
  collaborators may also have relationships with other entities, some of which may be our competitors;

  •
  collaborators may not pursue development and commercialization of any product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

  •
  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

  •
  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

  •
  our collaboration arrangements may impose restrictions on our ability to undertake other development efforts that may appear to be attractive to us;

  •
  product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

  •
  a collaborator with marketing and distribution rights to Glybera or one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

  •
  disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, could cause delays or termination of the research, development or commercialization of product candidates, lead to additional responsibilities for us, or result in litigation or arbitration, any of which would be time-consuming and expensive;

  •
  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

  •
  collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

  •
  collaborations may in some cases be terminated for the convenience of the collaborator and, if terminated, we could be required to expend additional funds to pursue further development or commercialization of the applicable product or product candidates.

If our collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our development collaborators.

If we are unable to enter into additional collaborations in the future, or if our new collaborations are not successful, we may not be able to develop or market our product candidates or obtain a strategic position in the development of new gene therapies.

We believe collaborations enable us to gain access to early-stage clinical programs and related data, as well as to promising transgenes and other intellectual property, with limited financial investment by us. Part of our strategy is to leverage our experience and expertise in gene therapy research and development, as well as our proprietary manufacturing capabilities, to be an attractive collaborator for academic research institutions and biotechnology and pharmaceutical companies seeking to advance their programs into larger, late-stage clinical trials that require commercial-scale manufacturing. We face significant competition from other gene therapy, biotechnology and pharmaceutical companies, and we may be unable to attract suitable collaborators or reach agreements with them on acceptable terms, which could limit our access to attractive development programs.

For some of our product candidates, particularly for chronic and degenerative diseases that will require large clinical trials and a retail sales force to address the market, we may in the future collaborate with pharmaceutical and biotechnology companies for development and potential commercialization. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Many of our agreements with our licensors, including our agreements with the NIH, require us to obtain consent from the licensor before we can enter into arrangements involving the sublicensing of technology we have licensed from such licensors. Our licensors may withhold such consent, or may provide such consent only if we agree to reduce our rights or increase our financial or other obligations to them. Obtaining such consent may also hamper our ability to enter into collaboration arrangements on a timely basis.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform, and our business may be materially and adversely affected.

We do not currently have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for Glybera in the European Union and certain other countries, we are dependent on Chiesi's sales and marketing infrastructure. We may enter into similar arrangements with other parties in respect of the commercialization of products in other jurisdictions. Entering into arrangements with other third parties to perform these services may result in lower product revenues and profitability, if any, than if we were to market, sell and distribute Glybera or other products ourselves. In addition, we may not be successful in entering into arrangements with third parties in the future to sell, market and distribute our product candidates, including Glybera in other territories, or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

 Risks Related to Our Manufacturing

Gene therapies, including Glybera, are complex and difficult to manufacture. We could experience production problems that result in delays in our development or commercialization schedules or otherwise adversely affect our business.

We manufacture Glybera and clinical supplies of our product candidates ourselves in our facility in Amsterdam and plan to commence production in our Lexington, Massachusetts facility, which is currently under construction. The insect-cell based manufacturing process we use to produce Glybera and our other product candidates is highly complex and in the normal course is subject to production difficulties. A number of factors could cause production interruptions, including equipment malfunctions, facility contamination, labor problems, raw material shortages or contamination, natural disasters, disruption in utility services, terrorist activities, human error or disruptions in the operations of our suppliers.

Our viral vectors require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as ours generally cannot be adequately characterized prior to manufacturing the final product. As a result, an assay of the finished product is not sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to attempt to control our manufacturing process to assure that the process works and the product or product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. We may encounter problems achieving adequate or clinical-grade materials that meet EMA, FDA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the EMA, FDA and other regulatory bodies may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the EMA, FDA or other regulatory bodies may require that we not distribute a lot until the agency authorizes its release. Slight deviations anywhere in the manufacturing process, including stability and quality control, may result in unacceptable changes in the products that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business.

We also may encounter problems hiring and retaining the experienced specialist personal needed to operating our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

Any problems in our manufacturing process or facilities could make us a less attractive collaborator for academic research institutions and other parties, which could limit our access to additional attractive development programs.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components of our platform could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could materially adversely affect our ability to produce our gene therapies, including Glybera, on schedule and could therefore harm our results of operations and cause reputational damage.

Some of the raw materials required in our manufacturing process are derived from biological sources. Such raw materials are difficult to procure and may also be subject to contamination or recall. A material shortage, contamination, recall, or restriction on the use of biologically derived substances in the manufacture of Glybera or our product candidates could adversely impact or disrupt the commercial manufacturing of Glybera or the production of clinical material, which could materially and adversely affect our operating results and development timelines.

We rely on single suppliers for the supply and manufacture of certain components of our technology. Specifically, we have only one source of supply for some of the materials used in the chromatography step of our manufacturing process. We are not currently seeking to establish secondary suppliers for these materials. We may not be successful in establishing secondary suppliers on acceptable terms, if at all, should our suppliers discontinue supply of these materials. Further, these suppliers are not required to give us advance notice in the event they discontinue supply of the relevant materials. Should our ability to procure these material components from our sole suppliers be compromised, our ability to continuously operate would be impaired until an alternative supplier is sourced, qualified and tested, which could limit our ability to produce a commercial supply of Glybera, delay the development programs of Glybera and our other product candidates and harm our business.

Delays in completing and receiving regulatory approvals for our new U.S. manufacturing facility could delay our development and commercialization plans and thereby limit our revenues and growth.

We are expending significant funds for the build-out of our leased 53,000 square foot manufacturing facility in Lexington, Massachusetts. This project may result in unanticipated delays and cost more than expected due to a number of factors, including regulatory requirements. If construction or regulatory approval of our new facility is delayed, we may not be able to manufacture sufficient quantities of Glybera or our product candidates, which would limit our commercialization and development activities and our opportunities for growth. Cost overruns associated with this facility could also require us to raise additional funds from external sources, which may be unavailable on favorable terms or at all.

Our manufacturing facility in Amsterdam is, and our facility in Lexington that is under construction will be, subject to significant government regulations and approvals, which are often costly. If we fail to comply with these regulations or maintain these approvals, our business will be materially harmed.

Our manufacturing facility in Amsterdam is, and our new facility in Lexington will be, subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with cGMP. Any failure to follow and document our adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial use or clinical study, may result in the termination of or a hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. In addition, if we alter our manufacturing process for gene therapies, including Glybera, or during the development of a product candidate, the EMA, FDA or other regulatory authorities may require additional testing and clinical studies to ensure adequate safety and efficacy.

To monitor our compliance with applicable regulations, the EMA, FDA and comparable agencies in other jurisdictions routinely conduct inspections of our facilities and may identify potential deficiencies for us to address. For example, the FDA issues what are referred to as "FDA Form 483s" that set forth observations and concerns that are identified during its inspections. We may receive Form 483s in the future. Failure to satisfactorily address the concerns or potential deficiencies identified in a Form 483 could result in us being issued a warning letter, a notice of what the FDA believes to be significant regulatory violations requiring prompt corrective actions. If we fail to adequately respond to a warning letter, or otherwise fail to comply with applicable regulatory requirements, we could be subject to enforcement, remedial and/or punitive actions by the FDA or other regulatory authorities.

Failure to comply with applicable regulations could also result in the EMA, FDA or other applicable authorities taking various actions, including:

  •
  levying fines and other civil penalties;

  •
  imposing consent decrees or injunctions;

  •
  a requirement to suspend or put on hold one or more of our clinical trials;

  •
  suspending or withdrawing regulatory approvals;

  •
  delaying or refusing to approve pending applications or supplements to approved applications;

  •
  suspending manufacturing activities or product sales, imports or exports;

  •
  requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;

  •
  mandating product recalls or seizing products;

  •
  imposing operating restrictions; and

  •
  seeking criminal prosecutions.

Any of the foregoing could materially harm our business.

Our use of viruses, chemicals and other hazardous materials requires us to comply with regulatory requirements and exposes us to significant potential liabilities.

Our development and manufacturing processes involve the use of viruses, chemicals and other hazardous materials, and produce waste products. Accordingly, we will be subject to federal, state and local laws and regulations in the United States, and are subject to comparable regulations in the Netherlands, governing the use, manufacture, distribution, storage, handling, treatment and disposal of these materials. In addition to ensuring the safe handling of these materials, applicable requirements require increased safeguards and security measures for many of these agents, including controlling access and screening of entities and personnel who have access to them, and establishing a comprehensive national database of registered entities. In the event of an accident or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for damages that result, and any such liability could exceed our assets and resources.

Risks Related to Our Intellectual Property

We license intellectual property from third parties, and such licenses may not provide adequate rights, may not be available in the future on commercially reasonable terms or at all, or our licensors may be unable to obtain and maintain patent protection for the technology or products that we license from them.

We currently are heavily reliant upon licenses of proprietary technology from third parties that is important or necessary to the development of our technology and products, including technology related to our manufacturing process, our vector platform, our gene cassettes and the therapeutic genes of interest we are using. These and other licenses may not provide adequate rights to use such technology in all relevant fields of use. Licenses to additional third-party technology that may be required for our development programs may not be available in the future or may not be available on commercially reasonable terms, which could have a material adverse effect on our business and financial condition.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. In addition, some of our agreements with our licensors require us to obtain consent from the licensor before we can enforce patent rights, and our licensor may withhold such consent or may not provide it on a timely basis. Therefore, we cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. In addition, if third parties who license patents to us fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business and financial condition. For example, we have an exclusive license from the NIH for "the development and sale of AAV5 based therapeutic products to be delivered to the brain or liver for treatment of human diseases originating in the brain or liver," other than arthritis-related diseases. We also have a non-exclusive license from the NIH for the development and sale of AAV5 based therapeutic products to treat human diseases other than those covered by our exclusive license.

We believe that our exclusive license from the NIH includes the systemic administration of AAV5-based therapeutic products so long as such therapeutic products are "to be delivered to the brain or liver for treatment of human diseases originating in the brain or liver." However, Sangamo BioSciences, Inc., or Sangamo, has announced that it has broad worldwide licenses to use AAV vectors, including AAV5 and AAV6, for research, development and commercialization of therapies for hemophilia A and B, Huntington's disease and other targets. We believe Sangamo's view may be that our exclusive license excludes systemic administration because Sangamo interprets the phrase "to be delivered to" to require direct administration into the brain or liver. Our view is that the phrase "to be delivered to" indicates the ultimate destination of the therapy and not the location where it is first introduced into the body. Although we think our interpretation is correct, there can be no assurance that a court would agree with our interpretation regarding the meaning of this phrase. If our interpretation of the phrase "to be delivered to" is incorrect, then others may obtain licenses from the NIH that may enable them to compete with us in the systemic administration of AAV5-based therapeutics for treatment of human diseases originating in the brain or liver, which could harm our business.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose rights that are important to our business.

We in-license intellectual property from third parties that is material to Glybera and all of our product candidates, including technology related to our manufacturing process, our vector platform, and the therapeutic gene cassettes we are using. Our licensing arrangements with third parties impose diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, our counterparties may have the right to terminate these agreements, in which case we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or amended agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

If we are unable to obtain and maintain patent protection for our technology and products, our ability to successfully commercialize our products may be impaired.

We rely upon a combination of in-licensed and owned patents, trade secret protection and confidentiality agreements to protect our intellectual property. Our success depends in large part on our ability to obtain and maintain this protection in the European Union, the United States and other countries, in part by filing patent applications related to our novel technologies and product candidates. Our patents may not provide us with any meaningful commercial protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European Union patent law with respect to the patentability of methods of treatment of the human body is more limited than United States law. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after their priority date, or in some cases at all. Therefore, we cannot know with certainty whether we were the first to make the inventions or that we were the first to file for patent protection of the inventions claimed in our owned or licensed patents or pending patent applications. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the European Union, the United States or other countries may diminish the value of our patents or narrow the scope of our patent protection.

If the scope of the patent protection we obtain is not sufficiently broad, our ability to successfully commercialize our technology and products may be impaired.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the European Union, the United States or elsewhere. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In September 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act and, in particular, the first to file provisions, only became effective in March 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Moreover, since September 2012, third parties now have standing to submit documents to the U.S. Patent and Trademark Office that relate to pending patent applications, known as pre-issuance submissions, for consideration during examination of a patent application. In addition, third parties may now challenge issued patents through inter partes reviews and post-grant reviews which include trials before a panel of administrative patent judges. We may be subject to such pre-issuance submissions, inter partes reviews or post-grant reviews, or become involved in opposition, re-examination, interference or derivation proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such examination, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our owned or licensed patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace. Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the U.S. Patent and Trademark Office. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future.

Third parties may assert their intellectual property rights against us, which could require us to defend lawsuits, obtain licenses, and cease or delay commercializing certain product candidates.

If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have wilfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

For example, we are aware of patents owned by third parties that relate to some aspects of our programs that are still in development. In some cases, because we have not determined the final methods of manufacture, the method of administration or the therapeutic compositions for these programs, we cannot determine whether rights under such third party patents will be needed. In addition, in some cases, we believe that the claims of these patents are invalid or not infringed, or will expire before commercialization. However, if such patents are needed and found to be valid and infringed, we could be required to obtain licenses, which might not be available on commercially reasonable terms, or to cease or delay commercializing certain product candidates, or to change our programs to avoid infringement.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including certain of our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims.

In addition, although it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Our reliance on third parties may require us to share our trade secrets, which could increase the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we collaborate with various organizations and academic research institutions on the advancement of our gene therapy platform, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, materials transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our collaborators, advisors and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.

Some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us.

Risks Related to Pricing and Reimbursement

We face uncertainty related to insurance coverage of and pricing and reimbursement for Glybera and any product candidates for which we may receive marketing approval.

We anticipate that the cost of treatment using Glybera or our other product candidates will be significant. We expect that most patients and their families will not be capable of paying for our products themselves. There will be no commercially viable market for Glybera or our other product candidates without reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Even if there is a commercially viable market, if the level of third-party reimbursement is below our expectations, our revenues and gross margins will be adversely affected and our business will be harmed.

Government authorities and other third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Reimbursement systems vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications and procedures. Increasingly, third party payors require drug companies to provide them with predetermined discounts from list prices, are exerting influence on decisions regarding the use of particular treatments and are limiting covered indications. If coverage and adequate reimbursement are not available or reimbursement is available only at limited levels, we may not be able to successfully commercialize Glybera or any product candidate for which we obtain marketing approval.

The pricing review period and pricing negotiations for new medicines take considerable time and have uncertain results. Pricing review and negotiation often begins only after the receipt of regulatory marketing approval, and some authorities require approval of the sale price of a product before it can be marketed. In some markets, particularly the countries of the European Union, prescription pharmaceutical pricing remains subject to continuing direct governmental control and to drug reimbursement programs even after initial approval is granted, and price reductions may be imposed. Prices of medical products may also be subject to varying price control mechanisms or limitations as part of national health systems if products may be considered not to be cost-effective or where the drug company's profits are deemed excessive. In addition, pricing and reimbursement decisions in certain countries can lead to mandatory price reductions or additional reimbursement restrictions in other countries. As a result of these restrictions, Glybera, as well as any product candidates for which we may obtain marketing approval in the future, may be subject to price regulations that delay or prohibit our or our partners' commercial launch of the product. In addition, we or our collaborators may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In the event that countries impose prices which are not sufficient to allow us or our collaborators to generate a profit, we or our collaborators may refuse to launch the product in such countries or withdraw the product from the market. If pricing is set at unsatisfactory levels, or if the price decreases, our business could be harmed, possibly materially. If we fail to obtain and sustain an adequate level of coverage and reimbursement for our products by third party payors, our ability to market and sell our products would be adversely affected and our business would be harmed.

Due to the generally limited addressable market for our target orphan indications and the potential for Glybera and our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

The relatively small market size for orphan indications and the potential for long-term therapeutic benefit from a single administration present particular challenges to pricing review and negotiation for Glybera and our product candidates for which we may obtain marketing authorization. The patient populations for Glybera and our product candidates targeted at orphan disease are relatively small. If we are unable to obtain adequate levels of reimbursement relative to the small market size in our target orphan indications, our ability to support our development and commercial infrastructure and to successfully market and sell Glybera and other product candidates for which we may obtain marketing approval will be adversely affected.

We also anticipate that Glybera and many or all of our gene therapy product candidates may provide long-term, and potentially curative benefit with a single administration. This is a different paradigm than that of other pharmaceutical therapies, which often require an extended course of treatment or frequent administration. As a result, governments and other payors may be reluctant to provide the significant level of reimbursement that we seek at the time of administration of our gene therapies or may seek to tie reimbursement to clinical evidence of continuing therapeutic benefit over time. Although we anticipate that Glybera will need to be administered only once, there may be situations in which we may need to readminister Glybera, which may further complicate the pricing and reimbursement for Glybera. In addition, in light of the anticipated cost of these therapies, governments and other payors may be particularly restrictive in making coverage decisions. These factors could limit our commercial success and harm our business.

Recently enacted and future legislation and related market pricing pressures may affect the coverage and pricing and reimbursement we may obtain for our products.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval. We expect that existing, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenues, attain profitability, or commercialize our products.

Risks Related to Other Legal Compliance Matters

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval.

Within the European Union, the control of unlawful marketing activities is a matter of national law in each of the member states. We could face civil, criminal and administrative sanctions if any member state determines that we have breached our obligations under its national laws. Industry associations also closely monitor the activities of member companies. If these organizations or authorities name us as having breached our obligations under their regulations, rules or standards, our reputation would suffer and our business and financial condition could be adversely affected. Similarly, failure to comply with the European Union's requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

If we market a product in the United States in the future, we will be subject to various federal and state laws and regulations including:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and wilfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

  •
  the federal False Claims Act, which imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  federal law that requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals;

  •
  the U.S. Foreign Corrupt Practices Act, which prohibits the offering to pay, paying or promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official or secure any improper advantage in order to obtain or retain business; and

  •
  certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

We will also be subject to similar local laws in jurisdictions in which we may seek or obtain marketing authorization, or in which we may have operations or sales. Efforts to ensure that our business arrangements with third parties will comply with applicable laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, or the activities of our collaborators, distributors or other third-party agents are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain employer's liability insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of Glybera and any products that we may develop in the future.

We face an inherent risk of product liability related to the testing of our product candidates in human clinical trials and will face an even greater risk when we commercially sell Glybera and any other products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for any product candidates or products that we develop or sell;

  •
  injury to our reputation and significant negative media attention;

  •
  negative publicity or public opinion surrounding gene therapy;

  •
  withdrawal of clinical trial participants;

  •
  significant costs to defend the related litigation;

  •
  substantial monetary awards to trial participants or patients;

  •
  loss of revenue;

  •
  reduced resources of our management to pursue our business strategy; and

  •
  the inability to further develop or commercialize any products that we develop.

We currently hold €6,000,000 in clinical trial insurance coverage in the aggregate, with a per incident limit of €400,000 to €450,000, with respect to the clinical studies we conduct. Such coverage may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials and commercialize Glybera. In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and technical staff and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of our Chief Executive Officer, Jörn Aldag, our Chief Medical Officer, Christian Meyer, M.D., and our Vice President, Research and Development, Harald Petry, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our senior managment, each of them may terminate their employment on relatively short notice. We do not maintain "key person" insurance for any of our senior management or employees.

Substantially all share options outstanding under our 2012 plan will vest in full upon the closing of this offering, including those held by our senior management and key employees. Following this offering, therefore, our outstanding options will no longer have retention value, and we may not have appropriate adequate equity incentives in place to retain or motivate these key personnel.

The loss of the services of our senior management or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth and depth of skills and experience required to successfully develop, gain regulatory approval of and commercialize gene therapy products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms.

In connection with our corporate restructuring in 2012, we lost many talented employees, including employees with an extensive understanding of our clinical programs as well as our regulatory and financial affairs. This reduction in headcount may adversely affect our ability in the future to attract and retain other qualified staff.

We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under employment, consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We plan to expand our key capabilities and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations. If we are unable to establish such capabilities we may not be successful in commercializing Glybera or our other product candidates in the United States or other countries, even if we receive marketing approval.

If we receive marketing approval, we intend to build a sales, marketing and medical affairs infrastructure to market Glybera and potentially other product candidates in the United States and other countries. We currently have no experience building and training an internal sales force. We expect in the future to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of manufacturing, clinical development, regulatory affairs and sales, marketing and distribution. To manage our anticipated future growth, we will be required to implement and improve our managerial, operational and financial systems, expand our facilities and recruit and train additional qualified personnel. Recruiting and training a sales force is expensive and time-consuming and could delay any ultimate launch of Glybera or other product candidates for which we are able to obtain marketing approval in the United States and other markets. Due to our limited financial resources and the limited experience of our management team in running a company with this level of anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.

If the commercial launch of Glybera or any other product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Factors that may inhibit our efforts to commercialize Glybera or other product candidates on our own include:

  •
  our inability to recruit, train and retain adequate numbers of effective sales, marketing and medical affairs personnel;

  •
  the inability of sales, marketing and medical affairs personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our gene therapies;

  •
  the lack of complementary products to be offered by our sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

  •
  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we do not successfully establish sales, marketing and medical affairs capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing Glybera or other product candidates in the United States.

Risks Related to this Offering and Ownership of our Ordinary Shares

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this initial public offering, there was no established public market for our ordinary shares. Our predecessor entity, Amsterdam Molecular Therapeutics, was previously listed on EuroNext Amsterdam. Since our acquisition of the business of AMT in 2012 as part of a corporate reorganization, there has been very limited liquidity for our ordinary shares through an electronic trading platform in the Netherlands. We have applied for listing of our ordinary shares on the NASDAQ Global Market. If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially and adversely affected.

The initial public offering price for our ordinary shares will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ordinary shares after the initial public offering. We cannot assure you that an active trading market for our ordinary shares will develop or that the market price of our ordinary shares will not decline below the initial public offering price.

The price of our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares in this offering.

Our share price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. The market price for our ordinary shares may be influenced by many factors, including:

  •
  the success of competitive products or technologies;

  •
  results of clinical trials of our product candidates or those of our competitors;

  •
  public perception of gene therapy;

  •
  regulatory delays and greater government regulation of potential products due to adverse events;

  •
  regulatory or legal developments in the European Union, the United States and other countries;

  •
  developments or disputes concerning patent applications, issued patents or other proprietary rights;

  •
  the recruitment or departure of key personnel;

  •
  the level of expenses related to any of our product candidates or clinical development programs;

  •
  the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

  •
  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  changes in the structure of healthcare payment systems;

  •
  market conditions in the pharmaceutical and biotechnology sectors; and

  •
  general economic, industry and market conditions.

After this offering, our senior managers, directors and principal shareholders, if they choose to act together, will continue to have the ability to control all matters submitted to shareholders for approval.

Upon the closing of this offering, our senior managers, and directors, combined with our shareholders who owned more than 5% of our outstanding ordinary shares before this offering, will, in the aggregate, beneficially own approximately          % of our share capital. As a result, if these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of supervisory board directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove the management board and supervisory board.

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board or supervisory board. These provisions include:

  •
  the authorization of a class of preference shares that may be issued to a friendly party;

  •
  staggered three-year terms of our supervisory directors;

  •
  a provision that our managing directors and supervisory directors may only be removed at a general meeting of shareholders by a two-thirds majority of votes cast representing more than half of the issued share capital of the company (unless the removal was proposed by the supervisory board); and

  •
  a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board.

Our anti-takeover provision may prevent a beneficial change of control.

We have adopted an anti-takeover measure pursuant to which our management board may, subject to supervisory board approval but without shareholder approval, issue (or grant the right to acquire) preference shares. We may issue an amount of preference shares up to 100% of our issued capital as per the moment immediately prior to the issuance of such preference shares.

In such event, the preference shares (or right to acquire preference shares) will be issued to a separate, newly established foundation. The preference shares will be issued to the foundation for their nominal value, of which only 25% will be due upon issuance. The voting rights of our shares are based on nominal value and, if our shares trade substantially in excess of nominal value, preference shares issued at nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These preference shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate.

Our management board may issue these preference shares to protect us from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. These influences may include a third-party acquiring a significant percentage of our ordinary shares, the announcement of a public offer for our ordinary shares, other concentration of control over our ordinary shares or any other form of pressure on us to alter our strategic policies.

If the management board determines to issue the preference shares to such a foundation, the purpose clause in this foundation's articles of association will provide that it will act to serve the best interests of us, our associated business and all parties connected to us, by opposing any influences that conflict with these interests and threaten to undermine our continuity, independence and identity. This foundation will be structured to operate independently of us and we will not have direct control over or be able to influence the actions of the foundation.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that earnings, if any, will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Payment of future dividends to shareholders will, in addition, be at the discretion of the management board, subject to the approval of the supervisory board after taking into account various factors including our business prospects, cash requirements, financial performance, debt covenant limitations and new product development. In addition, payment of future dividends may be made only if our shareholders' equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

We expect that only a relatively small percentage of our ordinary shares will be publicly traded following this offering, which may limit the liquidity of your investment and may have a material adverse effect on the price of our ordinary shares.

After this offering,          % of our ordinary shares will be held by parties other than our directors, senior management, existing shareholders holding 5% or more of our ordinary shares, and their respective affiliates. As a result, we expect that only a relatively small number of our ordinary shares will be actively traded in the public market following this offering. Reduced liquidity may have a material adverse effect on the price of our ordinary shares.

You will not be able to trade our ordinary shares on any exchange outside the United States.

Our ordinary shares will be listed only in the United States on the NASDAQ Global Market and we have no plans to list our ordinary shares in any other jurisdiction. As a result, a holder of our ordinary shares outside the United States may not be able to effect transactions in our ordinary shares as readily as the holder may if our securities were listed on an exchange in that holder's home jurisdiction.

The sale of a substantial number of our ordinary shares following this offering may cause the market price of our ordinary shares to decline.

Sales of a substantial number of shares in the public market may occur at any time after the expiration of the lock-up agreements described in the "Underwriting" section of this prospectus. Our sale or the resale by our shareholders of shares, or a market expectation of such sales, after this offering may cause the market price of our ordinary shares to decline. After this offering, we will have outstanding               ordinary shares. Of these, the               ordinary shares sold in this offering will be freely transferable without restriction. The remaining               ordinary shares, or          % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under U.S. federal securities laws with respect to affiliate sales, in the future as set forth in "Shares Eligible for Future Sale" and "Underwriting" below.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  •
  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

  •
  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting; and

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements. We cannot predict whether investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, foreign private issuers are not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

  •
  a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or

  •
  a majority of our executive officers or directors may not be United States citizens or residents, more than 50 percent of our assets cannot be located in the United States and our business must be administered principally outside the United States.

If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our supervisory board.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our supervisory board.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices and control environment process improvements.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for year ended December 31, 2012 and the review of our consolidated financial statements as of and for the six months ended June 30, 2013, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with IFRS such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected by our employees. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statement will not be presented or detected by our employees. In response, we have begun the process of evaluating our internal control over financial reporting, although we may not complete our review until after this offering is completed. We have also taken several remedial actions to address these material weaknesses. For details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting."

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

The initial public offering price per ordinary share will be substantially higher than the net tangible book value per ordinary share prior to the offering. Consequently, when you purchase ordinary shares in the offering at the assumed initial public offering price, you will incur immediate dilution of $               per ordinary share. See "Dilution."

We intend to rely on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder will differ from the rights you would have as a shareholder of a domestic U.S. issuer.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We intend to follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Although we do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ Global Market. The principles and best practice provisions apply to our management board and supervisory board, in relation to their role and composition, conflicts of interest and independence requirements, board committees and remuneration, shareholders and the general meeting of shareholders, for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders; and financial reporting, including external auditor and internal audit requirements. We do not comply with all the provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Risks for U.S. Holders

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on our estimated gross income and average value of our gross assets, taking into account the assumed initial public offering price of our shares in this offering and the expected price of our shares following the offering, and the nature of our business, we do not expect to be considered a "passive foreign investment company," or PFIC, for U.S. federal income tax for the 2013 tax year or in the foreseeable future. However, our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering, and may fluctuate considerably given that market prices of technology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our ordinary shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Taxation—Taxation in the United States—U.S. federal income tax consequences to U.S. holders—Passive foreign investment company considerations."

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in the Netherlands.

We are incorporated under the laws of the Netherlands. We currently have only limited operations in the United States. Most of our assets are currently located in the Netherlands.

The majority of our managing directors, supervisory directors and senior management reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the judgment of the U.S. court, unless such judgment contravenes principles of public policy of the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our management board or supervisory board members, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of members of our supervisory board under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of its duties, our supervisory board is required by Dutch law to consider the interests of uniQure, its shareholders, its employees and other stakeholders and not only those of our shareholders. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for U.S.- style proxy solicitations and, even though Dutch law accommodates voting by proxy, the solicitation of proxies is not a widely used business practice in the Netherlands.

In addition, the rights of holders of shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See "Description of Share Capital—Differences in Corporate Law."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus include, among other things, statements about:

  •
  the timing of commencement and receipt of data in our planned clinical trials;

  •
  the timing of the ongoing and planned clinical trials conducted by our collaborators and other third parties;

  •
  our ongoing and planned discovery and development of product candidates;

  •
  our expectations regarding the timing or likelihood of regulatory filings and approvals for our product candidates;

  •
  our ability to expand our sales, marketing and medical affairs infrastructure;

  •
  our ability to successfully commercialize Glybera and our product candidates;

  •
  the potential advantages of Glybera and our product candidates;

  •
  our estimates regarding the market opportunities for our product candidates;

  •
  the rate and degree of market acceptance and clinical benefit of Glybera and our product candidates;

  •
  our expectations regarding milestone, royalty and expense reimbursement payments under our licensing arrangements;

  •
  our estimates of the net amount will we retain from sales of Glybera;

  •
  the timing and cost of the build-out of our manufacturing facility in Lexington, Massachusetts;

  •
  our ability to establish and maintain collaborations;

  •
  our ability to develop, acquire or in-license additional product candidates and other key intellectual property;

  •
  our future intellectual property position; and

  •
  our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe these industry publications and third party research, surveys and studies are reliable, we have not independently verified such data.

 USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $                million (€                million), based upon an assumed initial public offering price of $               per ordinary share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and any offering expenses payable by us. If the underwriters exercise their options to purchase additional shares, we estimate that the net proceeds of the offering will be $                million (€               million).

A $1.00 increase (decrease) in the assumed initial public offering price of $               per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million ordinary shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of September 30, 2013, we had cash and cash equivalents of $                million. We currently estimate that we will use the net proceeds from this offering, together with our cash on hand, as follows:

  •
  approximately $15.0 million to complete the building out and equipping of our manufacturing facility in Lexington, Massachusetts;

  •
  approximately $             million to support our further clinical development of Glybera, and our application for marketing approval of Glybera and preparation for potential commercial launch in the United States;

  •
  approximately $             million to fund our planned Phase I/II clinical trial of AMT-060 in hemophilia B; and

  •
  the remainder to advance the development of our other product candidates, for working capital and for general corporate purposes, including service on our indebtedness and potentially for acquisitions or investments in other businesses, technologies or product candidates.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management retains broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, businesses or technologies.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including term deposits, short-term, investment-grade, interest-bearing instruments and U.S. government securities.

 DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Under Dutch law, we may only pay dividends if our shareholders' equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association. In addition, our loan agreement with Hercules contains, and any other loan facilities that we may enter into may contain, restrictions on our ability, or that of our subsidiaries, to pay dividends. Subject to such restrictions, a proposal for the payment of cash dividends in the future, if any, will be at the discretion of our management board, subject to the approval of our supervisory board, and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition and any other factors deemed relevant by our management board.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of                ordinary shares by us in this offering, assuming an initial public offering price of $               per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such net proceeds as described under "Use of Proceeds."

This table should be read with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	AS OF JUNE 30, 2013
(in thousands, except share and per share data)	ACTUAL	AS ADJUSTED(1)
Cash and cash equivalents	€9,597	€

Total debt	23,900
Shareholders' equity:
Share capital
Ordinary shares	487
Share premium	115,069
Other reserves	2,767
Accumulated deficit	(130,727)

Total shareholders' equity	(12,404)

Total capitalization	€11,496	€

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $               per ordinary share would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total shareholders' equity by $                million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase or decrease of 1,000,000 in the number of ordinary shares we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and stockholders' equity by approximately $                million, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above excludes:

  •
  8,802,103 ordinary shares issuable upon the exercise of options outstanding as of as of June 30, 2013 at a weighted average exercise price of €1.20 per share. See "Management—Compensation—Share Options";

  •
  up to                             ordinary shares reserved for future issuance under our equity incentive plans following this offering; and

  •
  854,036 ordinary shares issuable upon the exercise of warrants outstanding as of June 30, 2013 at an exercise price of €2.02 per ordinary share.

 DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. Our net tangible book value as of June 30, 2013, was €                million ($                million), or €                ($               ) per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares outstanding as of June 30, 2013.

After giving effect to the sale by us of                             ordinary shares in this offering at an assumed initial public offering price of $               per ordinary share (€               per share) (the midpoint of the estimated price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2013, would have been €                million ($                million), or €               per share ($               per share). This amount represents an immediate increase in net tangible book value of €               per share ($               per share) to our existing shareholders and an immediate dilution in net tangible book value of €               per share ($               per share), or           % per share, to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$	€
Net tangible book value per share as of June 30, 2013
Increase per share attributable to new investors in this offering
As adjusted net tangible book value per share as of June 30, 2013 after giving effect to this offering
Dilution per share to new investors

A $1.00 increase (decrease) in the assumed initial public offering price of $               per ordinary share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $               per ordinary share and increase (decrease) the dilution to new investors by $               per ordinary share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their option to purchase additional ordinary shares from us in full, the pro forma net tangible book value per share of our shares, as adjusted to give effect to this offering, would be $               per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $               per ordinary share.

The table below summarizes as of June 30, 2013, the number of our ordinary shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors purchasing our ordinary shares in this offering at an assumed initial public offering price of

$               per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses.

	SHARES PURCHASED			TOTAL CONSIDERATION
AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT		PERCENT
Existing shareholders			%	$	€		%	$	€
New investors

Total		100.0%				100.0%

The total number of shares reflected in the discussion and tables above is based on 60,948,979 ordinary shares outstanding as of September 30, 2013.

The table above excludes:

  •
  8,802,103 shares issuable upon the exercise of options outstanding as of as of June 30, 2013 at a weighted average exercise price of €1.20 per share. See "Management—Compensation—Share Options";

  •
  up to          shares reserved for future issuance under our equity incentive plans following this offering; and

  •
  854,036 ordinary shares issuable upon the exercise of warrants outstanding as of June 30, 2013 at an exercise price of €2.02 per share.

If the underwriters exercise their option to purchase additional shares in full, the number of ordinary shares beneficially owned by existing shareholders would decrease to approximately                              , or approximately          % of the total number of ordinary shares outstanding after this offering, and the number of shares held by new investors will be increased to                              shares, or approximately          % of the total number of ordinary shares outstanding after this offering.

To the extent options are exercised and awards are granted under these plans, there may be dilution to our shareholders. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2011 and 2012 have been derived from our consolidated financial statements included elsewhere in this prospectus.

The following selected consolidated financial data as of and for the six months ended June 30, 2012 and 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2013 and the results of operations for the six months ended June 30, 2012 and 2013.

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period. The information set forth below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and with our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Consolidated Statements of Comprehensive Income Data:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
€ in thousands (except share and per share data)
	2011	2012	2012	2013
Revenues:
License revenues	—	—	—	—

Collaboration revenues	—	—	—	€475

Total revenues	—	—	—	475

Cost of goods sold	—	—	—	(800)

Gross loss	—	—	—	(325)

Other income	€2,192	€649	€211	474
Research and development expenses	(15,500)	(10,231)	(3,688)	(6,800)
Selling, general and administrative expenses	(3,807)	(4,564)	(2,776)	(4,394)
Other losses, net	(26)	(45)	(56)	35

Operating result	(17,141)	(14,191)	(6,309)	(11,010)
Finance income	277	22	8	—
Finance expense	(436)	(547)	(534)	(2,483)

Net loss	(17,300)	(14,716)	(6,835)	(13,493)

Basic and diluted loss per share	(0.73)	(0.34)	(0.17)	(0.28)
Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	23,549	43,187	39,291	48,657

The following table sets forth selected balance sheet data as of the dates indicated:

Consolidated Balance Sheet Data:

	AS OF DECEMBER 31,
				AS OF JUNE 30, 2013
(€ in thousands)	2010	2011	2012
Cash and cash equivalents	€17,859	€1,100	€263	€9,597
Total assets	22,703	5,804	5,567	35,382
Total debt	4,621	4,544	1,498	23,900
Accumulated deficit	(88,205)	(105,505)	(117,234)	(130,727)
Total shareholders' equity (deficit)	13,659	(2,593)	(448)	(12,404)

 EXCHANGE RATE INFORMATION

Our business to date has been conducted primarily in the European Union, and we prepare our consolidated financial statements in euros. In this prospectus, translations from euros to U.S. dollars were made at the rate of €0.764 to $1.00, the official exchange rate quoted as of June 30, 2013 by the European Central Bank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated. On November 6 2013, the exchange rate was €0.740 to $1.00. The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

(€ per U.S. dollar)	PERIOD END	AVERAGE	LOW	HIGH
Year Ended December 31:
2008	0.719	0.680	0.625	0.803
2009	0.694	0.717	0.661	0.796
2010	0.748	0.754	0.687	0.837
2011	0.773	0.718	0.672	0.776
2012	0.758	0.778	0.743	0.827
2013 (through November 6)	0.736
Month Ended:
May 2013	0.768	0.770	0.758	0.778
June 2013	0.764	0.758	0.745	0.767
July 2013	0.753	0.765	0.752	0.780
August 2013	0.755	0.751	0.746	0.757
September 2013	0.740	0.749	0.738	0.762
October 2013	0.733	0.733	0.724	0.741
November 2013 (through November 6)	0.740	0.740	0.740	0.741

This prospectus also contains amounts that we have paid or may be required to pay in Canadian dollars. On November 6, 2013, the exchange rate quoted by the Federal Reserve Bank of New York was C$1.042 to $1.00.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the information under "Selected Financial Information" and our consolidated audited and unaudited interim financial statements, including the notes thereto, included elsewhere in this prospectus. The following discussion is based on our financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under "Risk Factors".

Overview

We are a leader in the field of gene therapy and have developed the first and currently the only gene therapy product to receive regulatory approval in the European Union. Our first product, Glybera, was approved by the European Commission in October 2012 under exceptional circumstances for the treatment of a subset of patients with lipoprotein lipase deficiency, or LPLD, a potentially life-threatening, orphan metabolic disease. We expect to launch Glybera commercially in selected European countries in the first half of 2014 through our collaboration with Chiesi, which we entered into in April 2013. We retain full commercial rights to Glybera in the United States. In August 2013, we met with the FDA to discuss the regulatory pathway for Glybera in the United States and we plan to file an IND with the FDA for Glybera in the first quarter of 2014. We are developing a pipeline of additional AAV-based gene therapies through multiple collaborations designed to accelerate the development and commercialization of these programs. We develop our gene therapies using our innovative, modular technology platform, including our proprietary, cost-effective manufacturing process.

Our business was founded in 1998 by scientists who were investigating LPLD at the Academic Medical Center of the University of Amsterdam, or the AMC. In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. Since our first institutional venture capital financing in 2006, we have funded our operations primarily through private and public placements of equity securities, and and other convertible debt securities, in the aggregate amount of €137.5 million ($179.9 million). During this period, we have also received total other income, consisting principally of government grants and subsidies, of €5.9 million ($7.7 million), and total nonrefundable collaboration funding of €17.0 million. Our predecessor entity, Amsterdam Molecular Therapeutics (AMT) N.V., or AMT, completed an initial public offering of its ordinary shares on Euronext Amsterdam in 2007. We acquired the business of AMT in the first half of 2012, as described below.

The total amounts described above include the following funds received in 2013:

  •
  €10.0 million in convertible loan financing, which we received in the first quarter of 2013, and which was converted into equity in July 2013;

  •
  $10.0 (€7.5) million in venture debt financing, which we received in the second quarter of 2013;

  •
  €17.0 million in upfront payments from Chiesi under our collaboration agreements for Glybera and hemophilia B, which we received in July 2013; and

  •
  €14.0 million in equity funding from Chiesi, which we received in July 2013.

As of June 30, 2013, excluding the amounts described above that were received in July 2013, we had cash and cash equivalents of €9.6 million. To date, we have not generated any revenues from royalties or product sales. We do not expect to generate royalty or revenues from product sales prior to the commercial launch of Glybera by Chiesi.

We had a net loss of €13.5 million in the first half of 2013, €14.7 million in 2012 and €17.3 million in 2011. As of June 30, 2013, we had an accumulated deficit of €130.7 million. We anticipate that our expenses will increase substantially in the future as we:

  •
  complete our EMA-mandated post-approval clinical trial of Glybera and implement an LPLD patient registry;

  •
  potentially conduct a further clinical trial of Glybera, if required by the FDA;

  •
  seek marketing approval for Glybera in the United States and other countries;

  •
  initiate a Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi;

  •
  advance the preclinical and clinical development of our other product candidates, most of which are at relatively early stages of development, and seek to discover and develop additional product candidates;

  •
  seek marketing approval for any product candidates that successfully complete clinical trials;

  •
  establish a sales, marketing and medical affairs infrastructure in the United States;

  •
  complete the building out and equipping of our manufacturing facility in Lexington, Massachusetts to expand our manufacturing capabilities for Glybera and our pipeline of product candidates;

  •
  fund the ongoing operations of our Lexington facility;

  •
  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

  •
  hire additional personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups;

  •
  add operational, financial and management information systems and related finance and compliance personnel; and

  •
  operate as a public company.

Accounting for our Corporate Reorganization and Strategic Restructuring

At the end of 2011, following the initial rejection of the application for marketing approval for Glybera in the European Union, AMT initiated a strategic restructuring in order to reduce its cost base, conserve resources and improve its financial position. As part of this effort, AMT significantly reduced personnel, programs and expenditures. As a result, we lost a number of employees, including employees with an extensive understanding of our clinical programs as well as our regulatory and financial affairs. AMT implemented a strategic restructuring in the fourth quarter of 2011, as a result of which total staff was reduced from 92 to 49. AMT incurred significant restructuring expenses in connection with this reduction in staff, which were recorded in full during the fourth quarter of 2011. Since that time, we have hired a number of new staff. As of September 30, 2013, we had a total of 76 employees and engaged 33 consultants and contract workers.

In the first half of 2012, we completed a corporate reorganization pursuant to which uniQure acquired the entire business of the AMT group. Pursuant to IFRS, this reorganization was treated as a reverse acquisition of AMT and accordingly, for accounting purposes, AMT was treated as the acquirer. As a result, the historical financial statements of AMT are treated as the financial statements of uniQure. See Note 1 to the audited consolidated financial statements included elsewhere in this prospectus for further details.

At the time AMT originally prepared its audited financial statements for 2011, the business of AMT was in liquidation and therefore the related financial statements were prepared on a liquidation basis rather than a going concern basis. As of December 31, 2011, it was regarded as probable that the business and assets of AMT would be disposed of, and therefore AMT's assets and liabilities were recorded as assets and liabilities held for sale and its operating results were recorded as discontinued operations. Following the corporate reorganization described above, we restated the financial information of AMT as of and for the year ended

December 31, 2011 on a going concern basis. See Note 5 to the 2012 audited consolidated financial statements included elsewhere in this prospectus for further details.

Collaboration and License Agreements

Chiesi Agreements

In April 2013 we entered into two collaboration agreements with Chiesi. In July 2013, we received an aggregate of €17.0 million in upfront payments from Chiesi under these agreements, as well as a €14.0 million investment in our ordinary shares.

Glybera agreement

Under the Glybera agreement, we granted Chiesi the exclusive right to commercialize Glybera for LPLD in the European Union and other specified countries, excluding the United States. In July 2013 we received a €2.0 million upfront payment in recognition of our past expenditures incurred in developing the product. In addition, we are eligible to earn up to €42.0 million in commercial milestone payments based on annual sales of Glybera.

We will receive payments for the quantities of Glybera we manufacture and supply to Chiesi, payable in part upon order and in part upon delivery of such product quantities. We will bear the cost of goods sold for the Glybera we deliver, including the royalties and related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. See "Business—Strategic Collaboration". We estimate that the amount we will retain, net of cost of goods sold, including such third party royalties and related amounts, will be between 20% and 30% of the revenues from sales of Glybera by Chiesi, varying by country of sale. We believe that the amount that we will retain from net sales of Glybera in the European Union will initially be at the lower end of this range and will increase toward the higher end of that range beginning in 2015, upon the expiration of an in-licensed patent on which we pay royalties. In addition, we will be required to pay 20% of the gross amount we receive from Chiesi in respect of Glybera, as and when received by us, to the Dutch government, in repayment of a technical development loan in the outstanding amount of €6.2 million as of June 30, 2013, until the earlier of repayment in full of such amount and 2017, as described below. See "Business—Glybera Commercialization Plan" and "—Intellectual Property—Licenses."

Hemophilia B agreement

Under the Hemophilia B agreement, we granted to Chiesi an exclusive license, for the European Union and specified countries other than the United States, to co-develop and exclusively commercialize AMT-060, a gene therapy product for the treatment of hemophilia B. We received a €15.0 million upfront payment under this agreement. Of this amount, €5.0 million related to the future development of our hemophilia B product candidate and €10.0 million related to the use of our manufacturing capacity for our hemophilia B product candidate. In addition, we will share equally with Chiesi specified development expenses attributable to the hemophilia B program according to a defined development plan and budget, including expenses associated with preclinical and clinical studies as well as development and regulatory milestone payments associated with existing in-license agreements. See "Business—Strategic Collaboration—Chiesi Farmaceutici."

License Agreements

We have obtained exclusive or non-exclusive rights from third parties under a range of patents and other technology that we are exploiting in Glybera and our development programs. Our agreements with these third parties generally grant us a license to make, use, sell, offer to sell and import products covered by the licensed patent rights in exchange for our payment of some combination of an upfront amount, annual fees, royalties, a portion of amounts we receive from our sub-licensees and payments upon the achievement of specified development, regulatory or commercial milestones. Our potential aggregate financial obligations under these agreements are material. Some of the agreements may also specify the extent of the efforts we must use to develop and commercialize licensed products. See "Business—Intellectual Property—Licenses."

Financial Operations Overview

Revenues

To date, we have not generated any revenues from royalties or product sales. We do not expect to generate royalty or product revenues prior to the commercial launch of Glybera by Chiesi. When and if Chiesi generates commercial sales of Glybera, we will record the gross amounts we receive from Chiesi as product revenues. We will record the related expenses, including third party royalties and related payments, as cost of goods sold.

During the six months ended June 30, 2013, we recognized collaboration revenues of €0.5 million in respect of development activities that were reimbursable by Chiesi under our co-development agreement for hemophilia B. We expect to continue to recognize such collaboration revenues going forward, in accordance with our contractual agreements.

Beginning in the third quarter of 2013, we will record as license revenue in each quarter a portion of the €17.0 million in non-refundable upfront payments we received from Chiesi in July 2013 under our collaboration agreements. We will recognize these amounts on a straight-line basis beginning in the third quarter of 2013 through the remaining period of intellectual property protection of our manufacturing technologies, which is currently 2032.

The timing of our operating cash flows may vary from the recognition of the related amounts, as we defer the recognition of some upfront payments, including the upfront payments under our Chiesi agreements, and recognize these as revenue when earned or over a defined period, while we treat other revenue, such as milestone payments or service fees, as earned when received. We expect our revenues to vary from quarter to quarter and year to year, depending upon, among other things, the commercial success of Glybera, our success in obtaining marketing approval for Glybera in the United States and additional countries, the structure and timing of milestone events, the number of milestones achieved, the level of revenues earned for ongoing development efforts, any new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaborators. We currently intend to sell Glybera in the United States, if approved, ourselves, in which case we would recognize revenues in the full amount of the sales price. In addition, because LPLD is an orphan disease and we expect that the number of patients that will be treated with Glybera is relatively small, and because we currently expect that we will receive a one-time payment for a single patient treatment, we anticipate that revenues from Glybera may vary significantly from period to period. Further, because we currently anticipate that LPLD patients will require only a single administration with Glybera, we do not expect to earn recurring revenue from treated patients. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

Other Income

Our other income consists principally of government grants, subsidies and investment credits that support our research efforts in defined research and development projects, which we refer to as grants. These grants generally provide for reimbursement of our approved expenses incurred as defined in various grants. We recognize grants when expenses are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. Because we have limited or no control over the timing of receipt of grants, the amount of other income varies from period to period and is not indicative of underlying trends in our operations.

We have received grants from the Dutch government and from the European Union. We have also participated in collaborations and consortia in which our collaborators and fellow consortium members have received grants from governmental authorities, which have enabled us to access preclinical and clinical data while minimizing the expenses we incur.

We have received a research and development subsidy from the Dutch government in the form of reimbursement of payroll taxes related to relevant employees. The amount we receive is tied directly to the number of employees and number of hours devoted to specified research and development programs, and therefore varies directly with the size of our workforce and direction of our research and development programs. We have no obligation to repay these amounts.

Some of the grants we have received are repayable under specified circumstances. In particular, we would be required to repay some grants if we successfully commercialize a supported program within a specified timeframe. None of the grants we have received to date relate to programs that we currently anticipate commercializing, other than the technical development loan in respect of Glybera, described under "Costs of Goods Sold" below. Accordingly, we do not currently expect that we will be required to repay any of these grants.

Other income also includes amounts we receive as payment or reimbursement for expenses of manufacturing and development of AMT-110 under our collaboration agreement with Institut Pasteur.

Costs of Goods Sold

Costs of goods sold include the purchase price of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera.

We also include in costs of goods sold amounts that we are required to repay to the Dutch government in respect of a technical development loan that we received in the period from 2000 to 2005 to support the early development of Glybera. As of June 30, 2013, the total amount of principal and interest outstanding was €6.2 million. Under the terms of this contingent commitment, we are required to make repayments based on the timing and amount of revenues we receive from product sales of Glybera. In connection with our receipt of upfront payments from Chiesi for the commercialization of Glybera, we repaid €0.8 million of this loan in September 2013, which we recorded as costs of goods sold. We expect to pay to the Dutch government 20% of any gross amounts we receive from Chiesi in connection with sales of Glybera, as and when received, until the earlier of such time as the loan is repaid in full on December 31, 2017. Amounts that remain outstanding as of December 31, 2017, if any, would be forgiven. We have not recorded any liability for these amounts, other than €0.8 million recorded as of June 30, 2013, which we repaid in September 2013. To the extent we generate further revenues from the sale of Glybera, we will recognize a liability and a corresponding charge to cost of goods sold in future periods.

Should we obtain marketing approval in the United States for Glybera, we expect that our costs of goods sold for sales of Glybera in the United States would be significantly lower than our costs of goods sold for sales of Glybera in the European Union due principally to the existence of lower royalty obligations on United States sales.

Research and Development Expenses

Research and development expenses consist principally of expenses associated with employees, manufacturing facilities, clinical development, collaboration with third parties, license fees, laboratory consumables and depreciation.

During the period from 2006, when we received our first significant venture capital equity investment, to June 30, 2013, we incurred an aggregate of €98.0 million in research and development expenses. We expect that our total research and development expenses in 2013 will be in the range of €12.0 million to €

14.0 million. In addition, we capitalized €1.1 million in development expenses related to Glybera in the first half of 2013, which we expect to begin amortizing once sales of Glybera commence, over the period through September 2032. We allocate our direct research and development expenses to our various programs on the basis of actual external expenses incurred in respect of each program and our allocation of time spent by our research and development team on each program. We do not allocate our overhead expenses to specific development programs. Our research and development expenses mainly relate to the following key programs:

  •
  Glybera.  We are undertaking preparations for the EMA-mandated post-approval clinical trial and patient registry. In addition, we are undertaking preparations for the submission of an IND with the FDA in the first quarter of 2014. We bear all of the costs of this program outside of the territories covered by the Chiesi agreement. Certain costs, including the patient registry for territories covered by the Chiesi agreement, will be shared equally with Chiesi.

  •
  Hemophilia B.  We plan to initiate a Phase I/II clinical trial of AMT-060 for the treatment of hemophilia B in the second half of 2014 in collaboration with Chiesi. Under our co-development agreement, we and Chiesi will each bear half of the development costs of this program.

  •
  Acute intermittent porphyria (AIP).  We have incurred costs related to the development and manufacture of clinical supplies of AMT-021 for the treatment of AIP provided to our collaboration partner, Digna Biotech, for its ongoing Phase I clinical trial in this indication.

  •
  CNS programs.  We have incurred costs related to the development and manufacture of clinical supplies of AMT-110 for the treatment of Sanfilippo B provided to our collaboration partner, Institut Pasteur, for its ongoing Phase I/II clinical trial. We also incur expenses related to the research and preclinical activities related to our other CNS programs.

  •
  Technology platform development and other research.  We incur significant research and development costs related to our gene delivery and manufacturing technology platform that are applicable across all of our programs, as well as our other research programs, including intellectual property expenses, depreciation expenses and facility costs. These costs are not allocated to specific projects.

The table below sets forth our direct research and development expenses by program for the years ended December 31, 2011 and 2012 and the six-month periods ended June 30, 2012 and 2013:

	YEAR ENDED DECEMBER 31,			SIX MONTHS ENDED JUNE 30,
(€ in thousands, except percentages)	2011	2012	CHANGE	2012	2013	CHANGE
			%			%
Glybera program*	4,381	1,055	(76)	276	1,556	464
Hemophilia B program	671	1,131	69	521	1,028	97
AIP program	1,383	1,055	(24)	737	168	(77)
CNS programs	363	922	154	204	678	232
Technology platform development and research programs	8,702	6,068	(30)	1,950	3,370	73
Total	15,500	10,231	(34)	3,688	6,800	84

*
Excludes capitalized development expenses.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including regulatory approvals and enrollment of patients in clinical trials. We expect that our research and development expenses will increase significantly as we increase our staff, conduct further clinical development of Glybera, advance the research and development of our other product candidates and commence manufacturing at our manufacturing facility in Lexington, Massachusetts. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or estimated costs of, or any cash inflows resulting from, the development of any of our product candidates. This is due to numerous risks and uncertainties associated with developing gene therapies, including the uncertainty of:

  •
  the scope, rate of progress and expense of our research and development activities;

  •
  clinical trial and early-stage results;

  •
  the terms and timing of regulatory approvals;

  •
  the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

  •
  our and our collaborators' ability to market, commercialize and achieve market acceptance for Glybera or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of Glybera or any other product candidate that we may develop could mean a significant change in the expenses and timing associated with the development of Glybera or such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct preclinical and clinical studies for Glybera or any other product candidate beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development. See "Risk Factors—Risks Related to the Development of Our Product Candidates" and "—Risks Related to the Regulatory Approval of Our Product Candidates".

We have incurred significant expenses in the development of Glybera. Under applicable accounting principles, we capitalize development expenses upon receipt of marketing approval for a product candidate, provided that we have the technical, scientific and financial resources to complete the development and commercialization of the program. We received marketing approval from the European Commission for Glybera for a subset of LPLD patients in October 2012. Because we did not have sufficient financial resources at that time to complete the development of Glybera, including the post-approval activities required by the EMA prior to commercial launch, we did not capitalize the development expenses related to Glybera during the year ended December 31, 2012. Following our receipt of an additional €10.0 million in convertible debt financing in the first quarter of 2013, we determined that we had sufficient financial resources to complete these post-approval activities, and accordingly began to capitalize the related development expenses in the first quarter of 2013.

Over the period through 2016, we anticipate that we will incur external expenses related to the further development of Glybera, including implementation of the patient registry, initiation and conduct of the post-approval clinical trial and potential additional development work to obtain FDA approval, of approximately €7.0 million; in addition, we will incur significant related employee expenses. See "Risk Factors—Risks Related to the Development of Our Product Candidates" and "—Risks Related to the Regulatory Approval of Our Product Candidates."

Selling, General and Administrative Expenses

Our selling, general and administrative expenses have consisted to date principally of employee, office, consultancy and other administrative expenses. We expect that our selling, general and administrative expenses will increase significantly in the future as our business expands and we add personnel, particularly in our medical affairs, commercial, quality control, finance and compliance groups, and as we commence manufacturing operations in our facility in Lexington, Massachusetts. We also expect to incur additional expenses associated with operating as a public company, including expenses for additional personnel, additional legal, accounting and audit fees, directors' and officers' liability insurance premiums and expenses related to investor relations. In future periods, we will include in selling, general and administrative expenses our sales expenses related to the commercialization of Glybera in the European Union, including our market access and medical affairs efforts, as well as the costs related to the sales and marketing efforts we intend to undertake in the United States in advance of potential marketing approval for Glybera from the FDA.

Other Losses—Net

Other losses—net consists of foreign exchanges losses that do not relate to borrowings. We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and, to a lesser extent, the British pound, as we acquire certain materials and pay for certain licenses and other services in these two currencies. We have not established any formal practice to manage the foreign exchange risk against our functional currency.

Finance Income

Our finance income consists of interest income earned on our cash and cash equivalents and gains on our derivative instruments, described below. We deposit our cash and cash equivalents primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts have historically generated only minimal interest income.

We have entered into various financing arrangements with our investors, including convertible notes issued in 2009, 2012 and 2013, all of which were converted into ordinary shares in July 2013. See "Related Party Transactions" for further detail. Each of the convertible notes consists of a debt element and an embedded financial derivative element. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value through profit and loss. The resulting gain is recognized in the consolidated income statement and accounted for as finance income.

Finance Expense

Finance expense consists primarily of interest due on our convertible notes, losses on the fair value measurements of our derivative instruments, and, to a lesser extent, the interest component of finance leases.

Results of Operations

Overview

Our results of operations in the periods under review were significantly affected by the corporate reorganization and strategic restructuring, and related contraction of our research and development and other activities, that we initiated at the end of 2011 in order to conserve resources and improve our financial position following the initial rejection of the application for marketing approval for Glybera in the European Union. Following the approval of Glybera in the European Union in October 2012 and additional investment received in the first quarter of 2012, we began to significantly expand our operations.

Comparison of the six months ended June 30, 2012 and 2013

	SIX MONTHS ENDED JUNE 30,
(€ in thousands)	2012	2013	CHANGE
Revenues:
License revenues	€—	€—	—%

Collaboration revenues	—	475	—

Total revenues	—	475	—

Cost of goods sold	—	(800)	—

Gross loss	—	(325)	—

Other income	211	474	125

Expenses:
Research and development expenses	(3,688)	(6,800)	84
Selling, general and administrative expenses	(2,776)	(4,394)	58
Other gains/losses—net	(56)	35	163

Operating result	(6,309)	(11,010)	(75)
Finance income	8	—	—
Finance expense	(534)	(2,483)	365

Net loss	(6,835)	(13,493)	(97)

Revenues

Collaboration revenues of €0.48 million in the six months ended June 30, 2013 consisted of reimbursements of covered expenses by Chiesi under our co-development agreement for hemophilia B. We had no revenues in the six months ended June 30, 2012.

Cost of Goods Sold

Cost of goods sold of €0.8 million in the six months ended June 30, 2013 consisted of the recognition of a repayment obligation to the Dutch government with respect to a portion of a technical development loan. This repayment obligation was triggered by our entitlement to receive during the second quarter 2013 a €2.0 million upfront payment from Chiesi in relation to our Glybera program. We had no cost of goods sold in the first six months of 2012.

Other Income

Other income for the six months ended June 30, 2013 was €0.47 million, a 125% increase from the €0.21 million recognized for the six months ended June 30, 2012. This increase principally reflected an increase of €0.4 million in the amount of reimbursement of payroll taxes received from the Dutch government as a result of higher headcount in 2013, reflecting the lower staff numbers in the prior period following our strategic restructuring at the end of 2011.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2013 were €6.8 million, an 84% increase from the €3.7 million incurred for the six months ended June 30, 2012. This increase reflected the expansion of our research and development activities, to support the planned commercial launch of Glybera as well as the further development of Glybera and our pipeline product candidates. Following our receipt of additional convertible loan and debt funding in the first half of 2013, we increased the level of research and development expenditures compared with the relatively low level of expenditure during 2012 as a result of our strategic restructuring at the end of 2011.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2013 were €4.4 million, a 58% increase from the €2.8 million incurred for the six months ended June 30, 2012. This increase resulted principally from our increased headcount in 2013 as we continued to ramp up our operations following our strategic restructuring at the end of 2011 and, to a lesser extent, increased commercial, legal and other advisory fees.

Other Gains/Losses—Net

Other gains/losses—net for the six months ended June 30, 2013 were a gain of €0.04 million, a 163% increase from the loss of €0.06 million for the six months ended June 30, 2012, and related to foreign exchange impacts. This increase reflects changes in the exchange rate between the euro and the U.S. dollar.

Finance Income

Finance income for the six months ended June 30, 2013 was nominal. We had no finance income for the six months ended June 30, 2012. This reflects our low average cash balances and low interest rates in both periods.

Finance Expense

Finance expense for the six months ended June 30, 2013 was €2.5 million, a 365% increase from the €0.53 million for the six months ended June 30, 2012. This increase primarily related to the revaluation of the embedded derivatives related to the convertible loans and the venture debt, which totaled €1.9 million during the six months ended June 30, 2013.

Comparison of the years ended December 31, 2011 and 2012

	YEAR ENDED DECEMBER 31,
(€ in thousands)	2011	2012	CHANGE
			%
Revenues:	€—	€—	—
License revenues	—	—	—
Collaboration revenues	—	—	—
Total revenues	—	—	—
Cost of goods sold	—	—	—
Gross loss	—	—	—
Other Income	2,192	649	(70)
Research and development expenses	(15,500)	(10,231)	(34)
Selling, general and administrative expenses	(3,807)	(4,564)	20
Other losses, net	(26)	(45)	73
Finance income	277	22	(92)
Finance expense	(436)	(547)	25

Net loss	€(17,300)	€(14,716)	(15)

Other Income

Other income for the year ended December 31, 2012 was €0.6 million, a 70% decrease from the €2.2 million recognized for the year ended December 31, 2011. The higher amounts in 2011 reflected a grant in the amount of €1.0 million accounted for in that period from the European Union through our collaborator in connection with our AIP program, as well as €0.8 million from our collaborator Institut Pasteur related to the supply by us of material for use in the Sanfillipo B program. The reduction in the amount of Other Income in 2012 reflects the variable nature of payments receivable under these arrangements.

Research and Development Expenses

Research and development expenses for 2012 were €10.2 million, a 34% decrease from the €15.5 million incurred for the year ended December 31, 2011. The decrease reflected the strategic restructuring and related reduction in our workforce we undertook at the end of 2011. Following the reduction in staff, we also reduced our overall level of activity. Furthermore, during the first half of 2012, we focused on our early-stage programs, which generally require less investment than more advanced programs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2012 were €4.6 million, a 20% increase from the €3.8 million incurred for the year ended December 31, 2011. This increase reflected principally increased legal and other advisory costs incurred in 2012 in connection with our corporate reorganization, described above, and to a lesser extent expanded business development activities in 2012.

Other Losses—Net

Other losses—net were not material in either 2012 or 2011.

Finance Income

Finance income was nominal in 2012, compared with €0.3 million in 2011, reflecting the low average cash balances during 2012 during a period when interest rates available on cash deposits were low.

Finance Expense

Finance expense remained relatively stable at €0.5 million in 2012 compared with €0.4 million in 2011, principally representing interest due on convertible loans in 2011, and the charge on the movement in the value of the derivative element of the convertible loan, which was converted on our restructuring in April 2012.

Liquidity and Capital Resources

In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. Since our first institutional venture capital financing in 2006, we have funded our operations primarily through private and public placements of equity securities, and convertible and other debt securities, in the aggregate amount of €137.5 million ($179.9 million). During this period, we have also received total other income, consisting principally of government grants and subsidies, of €5.9 million ($7.7 million), and total nonrefundable collaboration funding of €17.0 million, and $10.0 million (€7.5 million) in venture debt financing.

We had a net loss of €13.5 million in the first half of 2013, €14.7 million in full year 2012 and €17.3 million in full year 2011. As of June 30, 2013, we had an accumulated deficit of €130.7 million.

Cash flows

Our cash and cash equivalents as of June 30, 2013 were €9.6 million. The table below summarizes our consolidated cash flow data for the years ended December 31, 2011 and 2012 and each of the unaudited six-month periods ended June 30, 2012 and 2013:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
(€ in thousands)	2011	2012	2012	2013
Net cash used in operating activities	(16,705)	(11,277)	(5,875)	(8,918)
Net cash used in investing activities	(162)	(832)	(375)	(1,446)
Net cash generated from financing activities	108	11,272	9,480	19,698

Net Cash Used in Operating Activities

Net cash used in operating activities was €8.9 million in the six months ended June 30, 2013, a 52% increase from €5.9 million in the six months ended June 30, 2012. The change reflected an increase in operating expenses offset by an increase in amounts payable that were settled after June 30, 2013 operating expenses as we expanded our operations including preparation for the commercial launch of Glybera in the European Union, after our strategic restructuring at the end of 2011 and the receipt of additional equity funding.

Net cash used in operating activities was €11.3 million in 2012, a 33% decrease from €16.7 million in 2011. In 2012 the Result before corporate income tax was €14.7 million, a decrease of €2.6 million in the net loss compared to 2011. A number of adjustments are then made to these losses to derive the net cash used in operating activities. In 2012 the net impact of these adjustments, which included adjustments for share based compensation of €1.8 million (2011: €0.9 million) and changes in trade and other payables of €0.2 million (2011: decrease of €1.0 million), resulted in an overall reduction in the actual cash flows used in operations.

Net Cash Used in Investing Activities

Net cash used in investing activities was €1.4 million in the six months ended June 30, 2013, a 286% increase from €0.38 million in the six months ended June 30, 2012. The increase reflected the capitalization of €1.1 million of Glybera development expenses beginning in March 2013.

Net cash used in investing activities was €0.8 million in 2012, an increase of 414% from €0.2 million in 2011. This increase was due to purchases of intangible assets and, to a lesser extent, purchases of property, plant and equipment.

Net Cash Generated from Financing Activities

Net cash generated from financing activities was €19.7 million in the six months ended June 30, 2013, compared with €9.5 million in the six months ended June 30, 2012. The increase reflected the receipt of €12.0 million in funding from the issuances of convertible notes and $10.0 million in funding from a venture loan during the six months ended June 30, 2013. No borrowings were received during the six months ended June 30, 2012. This increase in cash flows from borrowings during the six months ended June 30, 2013 was offset by lower proceeds received from issuances of share capital of €9.5 million, when compared to the six months ended June 30, 2012.

Net cash generated from financing activities was €11.3 million in 2012, compared with €108,000 in 2011. The increase reflected our private placements of convertible notes and equity securities in 2012 in connection with and following our corporate reorganization.

Cash and Funding Sources

The table below summarizes our sources of financing for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013.

(€ in thousands)	EQUITY CAPITAL(1)	CONVERTIBLE NOTES	OTHER DEBT	TOTAL
Six months ended June 30, 2013	278	11,999	7,492	19,769
Year ended December 31, 2012	9,774	1,498	—	11,272
Year ended December 31, 2011	108	—	—	108

Total	10,160	13,497	7,492	31,149

(1)
Excludes shares issued upon conversion of convertible notes.

Our sources of financing in the six months ended June 30, 2013 were:

  •
  the issuance and sale of 453,738 our class B ordinary shares to our employees for gross proceeds of €0.3 million;

  •
  the issuance and sale of €12.0 million of our convertible notes; and

  •
  a venture loan in the principal amount of $10.0 million from Hercules Technology Growth Capital, or Hercules, pursuant to a loan agreement dated June 14, 2013, or the Hercules Agreement.

As of June 30, 2013, we had debt of €23.9 million, which consisted of €7.5 million outstanding under the Hercules Agreement, €15.6 million in convertible loans that converted into equity in July 2013 and €0.8 million recorded as a repayment due on our contingent commitment.

Funding Requirements

We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses, including our debt repayment obligations as they become due, and capital expenditure requirements, including the build-out of our Lexington, Massachusetts facility, for at least the next            months. See "Use of Proceeds." We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources earlier than we currently expect. Our future capital requirements will depend on many factors, including:

  •
  the commercial success of Glybera, including the timing and amount of revenues generated, as well as our cost of goods sold;

  •
  our collaboration agreements remaining in effect and our ability to obtain research and development funding and achieve milestones under these agreements;

  •
  the progress and results of our current and planned clinical trials and those of our collaborators;

  •
  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates;

  •
  the number and development requirements of other product candidates that we pursue;

  •
  the cost, timing and outcome of regulatory review of our product candidates, particularly for approval of Glybera in the United States;

  •
  the cost and timing of future commercialization activities by us or our collaborators, including product manufacturing, marketing, sales and distribution, for Glybera and any of our product candidates for which we receive marketing approval in the future;

  •
  the amount and timing of revenue, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;

  •
  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

  •
  the extent to which we acquire or in-license other products or technologies; and

  •
  the cost and progress of the build-out of our Lexington, Massachusetts manufacturing facility.

We have no committed sources of additional financing, other than our collaboration agreements with Chiesi. Until such time, if ever, as we can generate substantial product revenues from sales of Glybera by Chiesi or otherwise, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ordinary shareholder. We are subject to covenants under our existing Loan and Security Agreement with Hercules, and may become subject to covenants under any future indebtedness, that could limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business. In addition, our pledge of assets as collateral to secure our obligations under our venture loan from Hercules may limit our ability to obtain debt financing. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

For more information as to the risks associated with our future funding needs, see "Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital".

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2011 and 2012, and for the six months ended June 30, 2013 and 2012.

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
(€ in thousands)	2011	2012	2012	2013
Investments in property, plant and equipment	200	392	88	323
Investments in intangible assets	109	553	386	1,124

Total	309	945	474	1,447

We are currently building out a 53,000 square foot leased manufacturing facility in Lexington, Massachusetts. We anticipate that the total construction costs will amount to approximately $16.0 million (€11.5 million), of which the landlord is obligated to pay $7.2 million (€5.5 million) in landlord improvements. In addition, we anticipate the total investment in property, plant and equipment to be approximately $6.0 million (€4.6 million). As of September 30, 2013, we had incurred expenses of $0.12 million (€0.09 million) and had contractual commitments of a further $0.2 million (€0.15 million). In addition, we provided a landlord deposit of $1.2 million (€0.92 million). We anticipate that we will have paid the full amount of these build-out costs by the end of the second quarter of 2014.

We also anticipate that we will incur additional capital expenditures related to our planned expansion of our facility in Amsterdam. In addition, in the event that we obtain marketing authorization from the FDA before we are ready to manufacture Glybera in our facility in Lexington, Massachusetts, we would have to supply Glybera for United States sales from our existing Amsterdam facility. In this case, we may have to incur additional expenses to ensure the facility meets FDA requirements.

Contractual Obligations and Commitments

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2012 that are expected to have an impact on liquidity and cash flow in future periods.

	PAYMENTS DUE BY PERIOD
(€ in thousands)	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	MORE THAN 5 YEARS	TOTAL
License maintenance obligations	2	—	—	—	2
Research and development related contractual obligations	275	—	—	—	275
Debt obligations	1,498	—	—	—	1,498
Operating lease obligations	542	1,085	542		2,169
Finance lease obligations	151	328	122	—	601

Total	2,468	1,413	664	—	4,545

The table above does not include:

  •
  Our obligations for principal and interest under our debt facility with Hercules, which we entered into in June 2013. See further detail below.

  •
  Lease payments or obligations in respect of the build-out of our manufacturing facility in Lexington, Massachusetts, which we entered into after June 30, 2013, described above.

  •
  Payments we may be obligated to make under our license or collaboration agreements, other than fixed periodic maintenance costs. Such additional payment obligations may be material. See "—Collaboration and License Agreements" and "Business—Intellectual Property—Licenses".

  •
  Our obligations to repay the Dutch technical development loan described above.

Hercules Loan and Security Agreement

We are party to a Loan and Security Agreement entered into with Hercules on June 13, 2013. Under the Loan and Security Agreement, we borrowed $10.0 million from Hercules, bearing interest at a variable rate of the greater of 11.85% or an amount equal to 11.85% plus the prime rate of interest minus 3.25%. We are required to pay only interest in monthly payments until October 2014. From October 2014, we will be required to make monthly payments of interest and principal in the amount of $387,000 (€295,872). The loan matures on October 1, 2016, when we will be required to make a final payment of $2.6 million (€2.1 million). The loan and security agreement also provides for payment of a maturity charge, the amount of which was reduced in exchange for the issuance to Hercules, on September 24, 2013, of 185,873 warrants, at an exercise price of €2.02 per share.

We have pledged substantially all of our assets as collateral to the Hercules loan, by means of a first ranking right of pledge. The Loan and Security Agreement contains covenants that restrict our ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer our assets, to perform certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, we are required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of our worldwide cash reserves. The Loan and Security Agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, that would entitle Hercules to declare all principal, interest and other amounts owed by us immediately due and payable.

Off-Balance Sheet Arrangements

Over the period from October 1, 2000 through May 31, 2005, we received a grant called a "Technisch ontwikkelingskrediet," or technical development loan, from the Dutch government. We received grants totaling €3.6 million during the grant period. The grant amount bears interest of 5.7% per year and includes a repayment clause in the event we generate revenues from Glybera, during the period from January 1, 2008 through December 31, 2017, based upon a percentage of revenues which are derived from the sale of Glybera, if any. If future amounts received are not sufficient to repay the grant on or prior to December 3, 2017, or if there are no revenues generated from Glybera, the remaining balance will be forgiven. The amount of this contingent commitment as of June 30, 2013 totaled €6.2 million, comprising the original grant together with accrued interest. We have not recorded any liability to repay amounts in respect of this contingent commitment, aside from €0.8 million as of June 30, 2013, based upon the executed Glybera agreement with Chiesi. Further amounts may be recognized once revenues related to produce sales of Glybera commence.

As of the date of this prospectus, and during the periods presented in this prospectus, we did not have any other off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position.

Market Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, particularly as we expand our operations in the United States and build-out our manufacturing facility in Lexington, Massachusetts. We have not established any formal practice to manage the foreign exchange risk against our functional currency. As of June 30, 2013, we had no significant outstanding receivables or payables in currencies other than euros, other than our loan from Hercules, which was received and is repayable in U.S. dollars. Subsequent to June 30, 2013, we have incurred obligations in U.S. dollars in respect of our manufacturing facility in Lexington, Massachusetts, as described above. Foreign exchange rate movements had no material effect during the periods under review.

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2012, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. In June 2013, we entered into the Hercules Agreement under which our borrowings bear interest at a variable rate. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2012, we had neither significant long-term interest-bearing assets nor significant long-term interest bearing liabilities other than our convertible notes, which were subsequently converted into 6,681,678 of our class A ordinary shares on July 26, 2013. As of June 30, 2013, the loans issued under the Hercules Agreement bore interest at the rate of the greater of 11.85% and an amount equal to 11.85% plus the prime rate of interest minus 3.25%.

Credit Risk

We have a limited group of material external counterparties, of which the most significant is Chiesi. Over the coming years, funding under our collaboration and co-development agreements with Chiesi, including milestone payments, collaboration revenues and reimbursable research expenses, remains critical for our product development programs and represents our principal credit risk.

Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income. For banks and financial institutions, we accept only independently rated parties with a minimum rating of 'A-'.

Liquidity Risk

We believe that the net proceeds of this offering, together with our existing cash and cash equivalents and anticipated payments under our agreements with Chiesi will enable us to fund our operating expenses and capital expenditure requirements for at least the next                             . See "Use of Proceeds."

Internal Control Over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2012 and the review of our consolidated financial statements as of and for the six months ended June 30, 2013, we and our auditors, an independent registered public accounting firm, noted three material weaknesses in our internal control over financial reporting. The material weaknesses identified were:

  •
  a lack of accounting resources to fulfilling IFRS and SEC reporting requirements,

  •
  a lack of comprehensive IFRS accounting policies and financial reporting procedures; and

  •
  a lack of segregation of duties given the size of our finance and accounting team.

We have implemented and are continuing to implement various measures to address the material weaknesses identified; these measures are outlined below.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting as we will be required to do once we become a public company. We believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have begun the process of evaluating our internal control over financial reporting, although we may not complete our review until after this offering is completed. We have also taken several remedial actions to address the material weaknesses that have been identified. To this end, we have hired additional staff for the finance department who have external reporting and IFRS experience, and experience with establishing appropriate financial reporting policies. Moreover, we have engaged a team of external consultants to assist us to improve our corporate governance and internal control procedures and help us design and implement a structured control environment for complying with the Sarbanes-Oxley Act of 2002, and we have devoted significant efforts to remedy any deficiencies or control gaps identified in the process. We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the existing material weaknesses in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See "Risk Factors—Risks Related to this Offering and Ownership of our Ordinary Shares—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our common shares may be materially and adversely affected."

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this prospectus. We believe that the following accounting policies involve the most significant judgments and estimates by management and are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We have not generated any revenues from royalties or product sales for any periods covered by the financial statements included in this prospectus.

During 2013, we received upfront payments in connection with our Glybera commercialization agreement and hemophilia B co-development agreement, each with Chiesi. Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated balance sheet and are recognized in revenues on the income statement as earned over the period of the development, commercialization, collaboration or manufacturing obligation.

We also generate revenues from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments, which require significant analysis by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. This analysis requires considerable estimates and judgments to be made by us, including estimates of the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

We have concluded that the up-front payments from Chiesi constitute a single unit of accounting, and accordingly, will be recognized over the estimated remaining period of the patent protection for the related manufacturing technologies.

Research and Development Expenses

We recognize research expenses as incurred. We recognize expenses incurred on development projects as intangible assets as of the date that it can be established that it is probable that future economic benefits that are attributable to the asset will flow to us, considering the development projects' commercial and technological feasibility, generally when we receive regulatory approval for commercial sale, and when expenses can be measured reliably. Given the current stage of the development of our products and product candidates, we did not capitalize any development expenditures prior to 2013. As noted above, we incurred significant expenses in the development of Glybera. We received marketing approval from the European

Commission for Glybera for a subset of LPLD patients in October 2012. Because we did not have sufficient financial resources at that time to complete the development of Glybera, including the post-approval activities required by the EMA prior to commercial launch, however, we did not capitalize the development expenses related to Glybera during the year ended December 31, 2012. Following our receipt of an additional €10.0 million in convertible debt financing in the first quarter of 2013, we determined that we had sufficient financial resources to complete these post-approval activities, and accordingly began to capitalize the related development expenses in the first half of 2013.

As of each balance sheet date, we estimate the level of service performed by our vendors or other counterparties and the associated costs incurred for the services performed. As part of the process of preparing our financial statements we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf, estimating the level of service performed and the associated costs incurred for the service when it has not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses are related to fees paid to clinical research organizations, or CROs, in connection with research and development activities for which we have not yet been invoiced. We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on our behalf.

The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to vendors and other counterparties will exceed the level of services provided and result in a prepayment of the research and development expenses. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepayment expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

Corporate and Other Taxes

We are subject to corporate taxes in the Netherlands and the United States. Significant judgment is required in determining the use of net operating loss carry forwards and taxation of upfront and milestone payments for corporate tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred corporate tax assets and liabilities in the period in which such determination is made.

We did not recognize any taxes or income during the periods covered by financial statements contained in this prospectus, since we are in a loss making position and have a history of losses. As of December 31, 2012, the total amount of tax losses carried forward was €106.3 million.

We have a history of tax losses, and therefore only recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant consolidated Dutch entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the consolidated Dutch entities. Management believes that sufficient convincing other evidence is not currently available and therefore we have not recorded a deferred tax asset in the financial statements contained in this prospectus. Tax losses in the Netherlands may be carried forward for nine years.

Impairments of Assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the six months ended June 30, 2013 and year ended December 31, 2012, we have reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required.

In the year ended December 31, 2011, we recorded an impairment charge of €0.3 million in respect of the termination of a research license under which uniQure had made an initial payment of €0.3 million.

We test assets that are not subject to amortization annually for impairment. For the purpose of assessing impairment, we group assets at the lowest levels for which there are separately identifiable cash flows (cash-generating units). We currently use all material assets in the development of certain gene therapy products. Therefore, our management regularly reviews all activities of our group as a single component and one cash-generating unit. Although we are not currently selling any products, our collaborator, Chiesi, is preparing the commercial launch of Glybera in the European Union. Our future revenues from product sales, if any, will depend on the success of Chiesi's commercialization efforts in the European Union and our success in obtaining marketing authorization for Glybera and any other product candidates in additional countries.

We have determined that no impairment should be recorded during the year ended December 31, 2012 or the first half of 2013. Based on our expectations of revenues and gross margin from anticipated sales of Glybera by Chiesi, we have determined that no impairment charge in respect of intangible assets relating to Glybera is necessary. These expectations are based principally on our estimate of the market size for Glybera and the gross margin that we expect to realize.

Compound Financial Instruments

We classify a financial instrument or its component parts on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. We have analyzed the convertible loans we issued in 2012 and 2013 and the venture debt financing received from Hercules in 2013, and concluded that both instruments were composed of a loan component and an embedded financial derivative component, which qualified as financing liabilities. We estimated the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the instruments on the valuation date.

Share-Based Compensation

We issue share-based compensation awards, in the form of options to purchase ordinary shares, to certain of our employees, supervisory board members and consultants. We measure share-based compensation expense related to these awards by reference to the estimated fair value of the award at the date of grant. The total amount of the awards is expensed over the estimated vesting period. We have used the Black-Scholes option pricing model to determine the fair value of option awards, which requires the input of various assumptions that require management to apply judgment and make assumptions and estimates, including:

  •
  the expected life of the option award, which we calculate using the simplified method as we have insufficient historical information regarding our share options to provide a basis for estimate;

  •
  the expected volatility of the underlying ordinary shares, which we estimate based on the historical volatility of a peer group of comparable publicly traded companies with product candidates in similar stages of development; and

  •
  historically, the fair value of our ordinary shares determined on the date of grant.

At each balance sheet date, we revise our estimates of the number of options that are expected to become exercisable. We recognize the impact of the revision of original estimates, if any, in the statement of comprehensive income and a corresponding adjustment to equity. We expect all vested options to be exercised over the remainder of their contractual life. We consider the expected life of the options to be in line with the average remaining term of the options post vesting.

Prior to our acquisition of the AMT business on April 5, 2012, AMT was listed on Euronext Amsterdam from June 2007 through April 2012. This period provided company-specific historical and implied volatility information. Since the de-listing of AMT in April 2012, we have not had the same level of company-specific historical and implied volatility information; therefore, we estimate the expected volatility based on the historical volatility of publicly traded peer companies with a similar focus on gene therapies, biological products or orphan diseases, including Oxford Biomedica plc, MolMed S.p.A., Transgene SA, Sarepta Therapeutics, Inc., Sangamo Biosciences Inc. and Synageva BioPHarma Corp.

We account for share options as an expense in the statement of comprehensive income over the estimated vesting period, with a corresponding contribution to equity. See Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the total expense recognized in the statement of comprehensive income for share options granted to employees, supervisory board members and consultants.

The following table summarizes, by grant date, the number of ordinary shares underlying share options granted from January 1, 2012 through June 30, 2013, as well as the associated per share exercise price, the estimated fair value per ordinary share on the grant date, the retrospective estimated fair value per share on the grant date, and the estimated fair value per option as of the grant date:

GRANT DATE(1)	NUMBER OF ORDINARY SHARES UNDERLYING OPTIONS GRANTED	EXERCISE PRICE PER ORDINARY SHARE	ESTIMATED FAIR VALUE PER ORDINARY SHARE AT GRANT DATE	RETROSPECTIVE FAIR VALUE PER ORDINARY SHARE AS OF GRANT DATE(1)	ESTIMATED FAIR VALUE PER OPTION AS OF GRANT DATE
April 5, 2012	6,831,561	€0.614	€0.614	€0.614	€0.41
June 12, 2012	75,000	0.614	0.614	0.614	0.41
December 1, 2012	703,260	0.614	0.614	0.97	0.67
December 22, 2012	421,956	0.614	0.614	1.02	0.72
January 1, 2013	560,000	1.00	1.00	1.09	0.68
March 26, 2013	70,326	1.00	1.00	1.53	1.06
June 5/6, 2013	140,000	2.02	2.02	2.52	1.63

(1)
The fair value of our ordinary shares at the grant date was adjusted in connection with our retrospective fair value assessment for financial reporting purposes, as described below.

Of the 8,031,777 options granted in 2012, an aggregate of 2,391,085 options were granted to members of the management board. All options granted under our 2012 plan prior to 2013 will vest in full upon the closing of this offering, which would result in the acceleration of any unrecognized expense related to these options. As of June 30, 2013, the unrecognized expense related to these options was €1.6 million.

The intrinsic value of all outstanding vested and unvested options as of June 30, 2013 was $               , based on an assumed public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and was based on                             ordinary shares issuable upon the exercise of options outstanding as of                              with a weighted average exercise price of €          per share.

Determination of the Fair Value of Ordinary Shares on Grant Dates

We are a private company with no active public market for our ordinary shares. Therefore, we have periodically determined for financial reporting purposes the estimated per share fair value of our ordinary shares at various dates using contemporaneous valuations. We performed these contemporaneous valuations as of each of the grant dates identified above. In conducting the contemporaneous valuations, our management board and supervisory board considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including their best estimate of our business condition, prospects and operating performance at each valuation date.

In connection with the preparation of our audited financial statements for 2012, our management board and supervisory board reconsidered the fair values as of each grant date through June 2013, and engaged an independent third party to conduct a retrospective fair value assessment as of each grant date, as described below, for financial reporting purposes. In light of management's retrospective assessment of the various grants, the estimated fair values and, accordingly, the related compensation expense, were adjusted as appropriate.

There are significant judgments and estimates inherent in the determination of fair value of our ordinary shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event and the determinations of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense, net loss and net loss per ordinary share could have been significantly different.

Our management board and supervisory board consider numerous objective and subjective factors to determine their best estimate of the fair value of the ordinary shares as of each grant date, including the following:

  •
  the progress of our research and development programs;

  •
  achievement of enterprise milestones, including the entering into of collaboration and license agreements;

  •
  contemporaneous issuances and valuations of our ordinary shares;

  •
  our historical and forecasted performance and operating results;

  •
  our need for future financing to fund operations;

  •
  the likelihood of our achieving a discrete liquidity event, such as a sale of our company or an initial public offering, given prevailing market conditions;

  •
  the dilutive effect of employee incentive instruments, our convertible loan and warrants; and

  •
  external market and economic conditions impacting our industry.

In determining the estimated fair values of our ordinary shares as of each award grant date, three generally accepted approaches were considered: income approach, market approach and cost approach. Based on our stage of development and information available, we have determined that the income approach is the most appropriate method and, when applicable, we have also employed recent sales of company shares as a method to estimate our aggregate enterprise value. In addition, we have taken into consideration the guidance prescribed by the American Institute of Certified Public Accounts, or AICPA, Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Discounted cash flow, or DCF, an income approach to determining the fair value of the ordinary shares, which we estimated as of each award grant date, is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The discount rate in the DCF analysis is based upon a weighted average cost of capital, or WACC, calculated at each valuation date. The WACC is a method that market participants commonly use to price securities and is derived by using the capital asset pricing model and inputs such as the risk-free rate, beta coefficient, which is a measure of the sensitivity of a share price to movements in the overall securities market, equity risk premiums and the size of the company. We analyzed our financial and operating projections, including revenues, operating expenses, working capital investments and capital expenditures, to form the basis for our DCF valuation.

In applying the Black-Scholes option model, we applied a discount for lack of marketability, or DLOM, to reflect the increased risk arising from the inability to readily sell the ordinary shares underlying the options granted. Under this method, we considered the cost of the put option, which can hedge the price change before the privately held ordinary shares can be sold, as the basis to determine the DLOM. The cost of the put option was the only factor we considered and applied in the discount. The put option analysis reflects the potential loss from marketability over the expected time to liquidity and is a commonly applied approach to estimate this discount.

We have also considered prior arm's length sales of our equity securities in order to estimate our business enterprise value. Considerations factored into the analysis include the type and amount of equity sold, the relationship of the parties involved, the timing compared to the ordinary share valuation date and the financial condition and structure of a company at the time of the sale.

In the retrospective valuation described above, three key valuation inflections points were identified during the period from April 2012 through June 2013:

  •
  On July 20, 2012, the CHMP issued a positive recommendation for the approval of our marketing authorization application for Glybera.

  •
  On October 31, 2012, the European Commission formally approved Glybera for a subset of LPLD patients.

  •
  On April 29, 2013, we signed an agreement with Chiesi for the commercialization of Glybera in the European Union and other specified countries.

We believe that each of these events had a significant positive effect on the fair value of our ordinary shares, and served as references points for the determination of fair value at each grant date. In particular, developments between October 2012 and April 2013 reduced both execution and financing risks facing our business. For grants made between these value inflection points, we interpolated the key valuation assumptions, including the probability of success of our individual development programs and the weighted average cost of capital as of such dates.

Share Option Grants on April 5, 2012

AMT shares were previously listed on Euronext Amsterdam. On the five business days immediately prior to February 17, 2012, the date on which we announced our proposed acquisition of the entire business and assets of AMT, the average closing price of the shares of AMT on Euronext Amsterdam was €0.614 per AMT share. Given that uniQure had no other business of its own, and that the consideration for purchase of the business and assets of AMT was a one-for-one share issuance in respect of each AMT share then in issue, we believed this represented the fair value of our ordinary shares as of this date. In addition, on April 5, 2012, we raised €6.0 million through the issuance of new shares to an existing shareholder at a price per ordinary share of €0.614.

All AMT options outstanding at the time we acquired the assets and business of AMT were terminated. In order to retain and provide incentives for our employees following this corporate reorganization, we granted options to purchase an aggregate of 6,831,561 ordinary shares on April 5, 2012, with an exercise price of €0.614 per share. Our management board and supervisory board determined that €0.614 represented the fair value per ordinary shares as of the grant date based on the average closing price of AMT shares on

Euronext Amsterdam on the five days immediately prior to the announcement of the acquisition of the business and assets of AMT by uniQure and the concurrent equity investment transaction.

Share Option Grants on June 12, 2012

On April 19, 2012, the EMA announced that, following a request from the European Commission in January 2012, it had re-evaluated Glybera in a restricted group of patients with severe or multiple pancreatitis attacks. The EMA maintained its previous recommendation that Glybera should not be granted marketing authorization at that time.

On April 18, 2012, we raised €1.0 million through the issuance of new shares to an existing shareholder at a price of €0.614 per ordinary share. Our management board and supervisory board determined that, although we had raised sufficient new capital in our financing transaction in April 2012 to continue as a going concern, we did not have enough capital at that time to progress the development and commercialization of Glybera. Therefore, the issuance price for the April 2012 equity financing was unchanged from the issuance price used in the April equity financing. Accordingly, our management board and supervisory board determined that €0.614 remained the estimated fair value of our ordinary shares at that date based on this third party equity financing transaction.

On June 12, 2012, we granted options to purchase an aggregate of 75,000 ordinary shares at an exercise price of €0.614 per share. Our management board and supervisory board determined that there had been no meaningful change in our financial position or performance between April 18, 2012 and this grant date to warrant a change in the estimated fair value of our ordinary shares.

Share Option Grants on December 1, 2012

On July 20, 2012, the CHMP recommended approval of Glybera for the restricted population of LPLD patients with severe or multiple pancreatitis attacks, subject to additional post-marketing studies for efficacy. We view this as the first of three key value inflection points at which we observed a significant change in our company and per share value. Although there was still significant uncertainty about Glybera's formal approval in the European Union and our ability to proceed, we believe that this marked an increase in our company value.

On October 31, 2012, the second value inflection point, the European Commission formally approved the marketing authorization for Glybera under exceptional circumstances. This removed further uncertainty around formal approval of Glybera.

Notwithstanding the positive regulatory developments in the European Union for Glybera, during 2012 and the first half of 2013, our management board and supervisory board considered that any increase in the value of our company following the approval of Glybera was partially offset by the substantial increase in financial risk, including uncertainty as to whether we would be able to continue as a going concern. Accordingly, to calculate our company valuation at each value inflection point, we performed an analysis, revising the value drivers to account for the changes in probability of success of our pipeline product candidates in light of the European Union regulatory developments surrounding Glybera, changes in the WACC to reflect changes in financing risk and in the probability of success, our cash burn, and the discounting effect of cash flows.

We used these outcomes to estimate the fair value of option grants on December 1, 2012; December 22, 2012; January 1, 2013; March 26, 2013 and June 5/6, 2013 using the Black-Scholes option pricing model. Use of this valuation methodology requires that we make assumptions as to the value of the underlying asset, the exercise price, the expected volatility of share price returns, which is estimated based on the observed average of the daily share price returns of selected guideline companies measured over a historic period equal to the expected price, the expected term of our share options and the risk free interest rate for a period that approximates the expected term of our share options and our expected dividend yield.

On December 1, 2012, we granted options to purchase an aggregate of 703,260 ordinary shares with an exercise price of €0.614 per share, which our management board and supervisory board contemporaneously determined to be the fair value of our ordinary shares as of such date.

Our management board and supervisory board subsequently commissioned a retrospective valuation of these ordinary shares, considering our financial risk, and arrived at an estimated fair value per share of €0.97. We relied on the DCF method to perform the retrospective valuation as of December 1, 2012. Our key assumptions included probabilities of success of 65 to 85% and a WACC of 21%. We applied a DLOM of 20%. Based on estimated value per ordinary share of €0.97, this resulted in the fair value per option of €0.66 to €0.68. The key assumptions we used to arrive at the estimated value per option included an estimated volatility of 70%, an expected life of 5.5 to 6.3 years, and a risk-free rate of 0.6% to 0.7% based on the yield to maturity of German sovereign debt, for a term equal to the expected life as measured on the grant date. This increase from the prior valuation performed in June 2012 primarily related to the European Commission's formal approval of the marketing authorization for Glybera and the resulting increased probability of success of our Glybera program. For financial reporting purposes, this value has been applied retrospectively to our December 1, 2012 option grants.

Share Option Grants on December 22, 2012

On December 22, 2012, we granted options to purchase an aggregate of 421,956 ordinary shares with an exercise price of €0.614 per share, which our management board and supervisory board contemporaneously determined to be the fair value of our ordinary shares as of such date.

Our management board and supervisory board subsequently commissioned a retrospective valuation of these ordinary shares, considering our financial risk, and arrived at an estimated fair value per share of €1.02. We relied on the DCF method to perform the retrospective valuation as of December 22, 2012. Key assumptions were unchanged relative to the December 1, 2012 valuation date, including probabilities of success of 65 to 85% and a WACC of 21%. We applied a DLOM of 20%. Based on estimated value per ordinary share of €1.02, this resulted in the fair value per option of €0.71 to €0.73. The key assumptions we used to arrive at this estimated fair value per option included an estimated volatility of 70%, an expected life of 5.5-6.3 years, and a risk-free rate of 0.6% to 0.7% based on the yield to maturity of German sovereign debt, for a term equal to the expected life as measured on the grant date. This increase from the prior valuation primarily reflected the increased probability of success of our Glybera program and additional funding received during December 2012. For financial reporting purposes, this value has been applied retrospectively to our December 22, 2012 option grants.

Share Option Grants on January 1, 2013

On January 1, 2013, we granted options to purchase an aggregate of 560,000 ordinary shares with an exercise price of €1.00 per share, which our management board and supervisory board contemporaneously determined to be the fair value of our ordinary shares as of such date.

Our management board and supervisory board subsequently commissioned a retrospective valuation of these ordinary shares, considering our financial risk, and arrived at an estimated fair value per share of €1.09. We relied on the DCF method to perform the retrospective valuation as of January 1, 2013. Key assumptions were unchanged relative to the December 22, 2012 valuation date, including probabilities of success of 65 to 85% and a WACC of 21%. We applied a DLOM of 15%. Based on estimated value per ordinary share of €1.09, this resulted in the fair value per option of €0.67 to €0.70. The key assumptions we used to arrive at the estimated fair value per option included an estimated volatility of 70%, an expected life of 5.5 to 6.3 years, and a risk-free rate of 0.4% to 0.6% based on the yield to maturity of German sovereign debt, for a term equal to the expected life as measured on the grant date. This increase from the previous valuation primarily reflected the progress we had made by that date in identifying a potential collaborator for the commercialization of Glybera. For financial reporting purposes, this value has been applied retrospectively to our January 1, 2013 option grants.

Share Option Grants on March 26, 2013

On March 26, 2013, we granted options to purchase an aggregate of 70,326 ordinary shares with an exercise price of €1.00 per share, which our management board and supervisory board contemporaneously determined to be the fair value of our ordinary shares as of such date.

Our management board and supervisory board subsequently commissioned a retrospective valuation of these ordinary shares, considering our financial risk, and arrived at an estimated fair value per share of €1.53. We relied on the DCF method to perform the retrospective valuation as of March 26, 2013. Key assumptions included increased probabilities of success of 70 to 90% due to technical progress achieved and a WACC of 18.9% due to decreased financing risk since the January 1, 2013 valuation date. We applied a DLOM of 15%. Based on estimated value per ordinary share of €1.53, this resulted in the fair value per option of €1.04 to €1.08. The key assumptions we used to arrive at the estimated fairl value per option included an estimated volatility of 70%, an expected life of 5.5 to 6.3 years, and a risk-free rate of 0.5% to 0.6% based on the yield to maturity of German sovereign debt, for a term equal to the expected life as measured on the grant date. This increase in the fair value of our ordinary shares primarily reflected additional financing received since the prior valuation, which provided us with the funds necessary to continue the development of Glybera. For financial reporting purposes, this value has been applied retrospectively to our March 26, 2013 option grants.

Share Option Grants on June 5/6, 2013

On April 29, 2013, the third value inflection point, we entered into an agreement with Chiesi with respect to the commercialization of Glybera in the European Union and selected other countries. This agreement was subject to the satisfaction by us of specified conditions precedent. The Chiesi transaction allowed us to update the estimate of the present value of our expected future cash flows based on the value of the transaction.

On June 5, 2013 and June 6, 2013, we granted options to purchase an aggregate of 140,000 ordinary shares with an exercise price of €2.02 per share, which our management board and supervisory board contemporaneously determined to be the fair value of our ordinary shares as of such date.

Our management board and supervisory board subsequently commissioned a retrospective valuation of these ordinary shares, considering our financial risk, and arrived at an estimated fair value per share of €2.52. We primarily relied on the expected transaction price of the ordinary shares subsequently acquired by Chiesi pursuant to the conditional agreements entered into in April 2013, of €2.52 per share to perform the retrospective valuation as of June 5/6, 2013. Additionally, we performed a DCF as of June 2013. Key assumptions included probabilities of success of 70 to 90% and a WACC of 16.0%. We applied a DLOM of 15%. The probabilities of success remained unchanged relative the prior valuation date, while the WACC was lowered to reflect a further decrease in financing risk given the additional funding provided by Chiesi. Based on estimated value per ordinary share of €2.52, this resulted in the fair value per option of €1.60 to €1.67. The key assumptions we used to arrive at the estimated fair value per option included an estimated volatility of 70%, an expected life of 5.5 to 6.3 years, and a risk-free rate of 0.7% to 0.8% based on the yield to maturity of German sovereign debt, for a term equal to the expected life as measured on the grant date. This increase in the fair value of the ordinary shares was primarily due to the announcement that we would be entering into collaboration agreements with Chiesi, including the issuance to Chiesi of 8.75% of our share capital. For financial reporting purposes, this value has been applied retrospectively to our June 5/6, 2013 option grants.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee (e.g. IFRS 10, 11, 12, 13 and IAS 19R) that are effective for the first time for the financial year beginning on or after January 1, 2013 that had or are expected to have a material impact on our financial position.

JOBS Act Exemptions

On April 5, 2012, the Jumpstart Our Business Startups, or JOBS, Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an emerging growth company, we are electing to take advantage of the following exemptions:

  •
  including the use of two years of audited financial statements rather than three years;

  •
  not providing an auditor attestation report on our system of internal controls over financial reporting;

  •
  not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act; and

  •
  not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis).

The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are irrevocably electing not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an "emerging growth company," whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

BUSINESS

Overview

We are a leader in the field of gene therapy and have developed the first and currently the only gene therapy product to receive regulatory approval in the European Union. Gene therapy offers the prospect of long-term and potentially curative benefit to patients with genetic or acquired diseases by directing the expression of a therapeutic protein or restoring the expression of a missing protein through a single administration. Our first product, Glybera, was approved by the European Commission in October 2012 under exceptional circumstances for the treatment of a subset of patients with LPLD, a potentially life-threatening, orphan metabolic disease. We expect to launch Glybera commercially in selected European countries in the first half of 2014 through our collaboration with Chiesi, which we entered into in April 2013. We retain full commercial rights to Glybera in the United States. In August 2013, we met with the FDA to discuss the regulatory pathway for Glybera in the United States and we plan to file an IND with the FDA for Glybera in the first quarter of 2014.

We are developing a pipeline of additional AAV-based gene therapies through multiple collaborations that are designed to accelerate the development and commercialization of these programs. We develop our gene therapies using our innovative, modular technology platform, including our proprietary, cost-effective manufacturing process. Our pipeline includes product candidates targeting diseases for which either the efficacy of existing treatments is limited or the administration regimen is burdensome, such as hemophilia B, as well as diseases for which there are currently no treatments, such as Sanfilippo B syndrome. We initially intend to focus on orphan diseases but believe we will also be able to leverage our technology to develop gene therapies targeting chronic and degenerative diseases that affect larger populations. Through our gene delivery system know-how, our proprietary manufacturing process, the state-of-the-art facility we are building out and equipping in the United States, and our experience in developing and obtaining regulatory approval for Glybera in the European Union, we believe we will be able to develop and commercialize additional gene therapies more efficiently than our competitors.

Our gene therapy approach seeks to treat the causes of genetic diseases by enabling patients to effectively express a missing or deficient protein. To accomplish this, Glybera and our product candidates are designed to deliver a transgene through a delivery system called a vector. Our approach is designed to be modular, in that it may allow us to develop, manufacture and seek regulatory approval for multiple gene therapies generally using the same principal components. The key components of our gene therapy approach are:

  •
  the therapeutic gene cassettes we design or in-license from academic research institutions and biotechnology and pharmaceutical companies, including our collaborators;

  •
  an AAV-based vector delivery system with a demonstrated safety profile that selectively targets relevant tissues;

  •
  administration technologies designed to optimize the introduction of our gene therapy vectors into the patient's body; and

  •
  our scalable, proprietary manufacturing process.

Glybera is indicated for the treatment of adult patients diagnosed with familial LPLD confirmed by genetic testing and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions. LPLD results in hyper-chylomicronemia, or dramatic and potentially life-threatening increases in the level of large fat-carrying particles, called chylomicrons, in the blood after eating. In many cases, LPLD and the associated elevated levels of chylomicrons can cause acute and potentially life-threatening inflammation of the pancreas, known as pancreatitis, thus leading to frequent hospitalizations. Recurrent pancreatitis can lead to chronic abdominal pain, pancreatic insufficiency, which is an inability to properly digest food due to a lack of digestive enzymes made by the pancreas, and diabetes.

Prior to Glybera, there has been no approved therapy for the treatment of LPLD. Patients with this rare condition are required to adhere to a strict low-fat diet and to abstain from alcohol. These restrictions, as well as frequent hospitalizations and the constant fear of encountering pancreatitis attacks, have a significant negative impact on the daily activity level of LPLD patients and on their quality of life.

In addition to Glybera, our development pipeline includes our internal program for hemophilia B, two collaborator-directed programs for monogenic diseases, one collaborator-directed program for a degenerative disease and several programs in early preclinical development. The most advanced of these pipeline programs are the following:

Internal program: AMT-060 for Hemophilia B.    In collaboration with Chiesi, we are developing AMT-060 for the treatment of hemophilia B, which is a severe orphan blood clotting disorder. AMT-060 consists of an AAV5 vector carrying a therapeutic hFIX gene cassette that we have exclusively licensed from St. Jude. We plan to file an IND and an IMPD to initiate a Phase I/II dose escalation clinical trial of this product candidate in the second half of 2014 in approximately 12 patients. St. Jude is currently conducting a Phase I/II clinical trial in this indication with a gene therapy consisting of an AAV8 vector carrying the same hFIX gene that we are using in AMT-060.

Collaborator-sponsored programs.    We are also collaborating with third parties that are sponsoring early-stage clinical trials of gene therapy product candidates to which we hold certain rights. We believe that this approach enables us to cost-effectively obtain access to preclinical and early-stage clinical results without expending significant resources of our own. These programs utilize either clinical materials that we have manufactured as part of our collaborations or gene cassettes that we have licensed. We generally have the rights to the data generated in these collaborator-sponsored clinical development programs, but do not control their design or timing. If we decide to progress any of these programs internally, we may need to develop or in-license additional technology. The most advanced of these programs are the following:

  •
  AMT-021 for Acute Intermittent Porphyria.  We and our collaborator Digna Biotech are developing AMT-021 as a gene therapy for AIP, a severe liver disorder. AMT-021 consists of an AAV5 vector carrying a therapeutic PBGD gene that we exclusively license from Applied Medical Research Center of the University of Navarra in Spain, or CIMA. Digna Biotech is currently conducting a Phase I clinical trial of AMT-021 in eight patients in Spain. We have manufactured the gene therapy being used in this clinical trial. We understand from Digna Biotech that data are expected in the second half of 2014. Under an agreement with Digna Biotech, we have an exclusive right to use all preclinical and Phase I clinical trial data from this program.

  •
  AMT-110 for Sanfilippo B Syndrome.  We and our collaborator Institut Pasteur are developing AMT-110 as a gene therapy for Sanfilippo B syndrome, a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic NaGLU gene. Institut Pasteur is currently conducting a Phase I/II clinical trial of AMT-110 in four patients in France. We have manufactured the gene therapy being used in this clinical trial. We understand from Institut Pasteur that data are expected in the first half of 2015.

  •
  AAV2/GDNF for Parkinson's Disease.  We and our collaborator UCSF are developing a gene therapy for Parkinson's disease, a progressive neurodegenerative disorder affecting motor skills, speech and other neurological functions and resulting in progressive neurologic dysfunction and death. UCSF is collaborating with the NIH to conduct a Phase I clinical trial of a gene therapy in this indication that consists of an AAV2 vector manufactured by a third party using a mammalian cell-based process, carrying a therapeutic gene we have exclusively licensed in the gene therapy field from Amgen that expresses GDNF. The NIH is funding and sponsoring the clinical trial. We have rights to the clinical data from this trial. Based on the results of the UCSF study, we may decide to develop an AAV2-based gene therapy containing the GDNF gene manufactured with our insect cell-based manufacturing process.

We operate a cGMP-manufacturing facility at our headquarters in Amsterdam, the Netherlands, which the EMA has approved for clinical and commercial-grade production. We have also begun the build-out of a 53,000 square-foot manufacturing facility in Lexington, Massachusetts, in the United States, which we believe will be the world's most advanced dedicated facility for the production of AAV-based gene therapies.

Gene Therapy Background

Genes are the specific areas of DNA that provide the blueprint used by the body's cellular machinery to make proteins, which are enzymes or other large molecules in the cells of the body that serve a functional purpose. Each gene consists of a specific sequence that encodes for the production of specific proteins. This protein production process in the cell is called gene expression.

A mutation, or defect, in a specific gene can result in the inability or reduced ability to express a protein, or the reduced functionality of a protein. For example, when the gene associated with the production of a protein required for blood clotting is missing or mutated in hemophilia B patients, sufficient blood clotting will not occur, resulting in continued internal or external bleeding after even minor trauma or surgery. Introducing a copy of the proper gene into the cell would restore the presence and natural function of the blood clotting factor, which would prevent bleeding.

A large number of serious diseases result from a defect in a single gene. For many of these monogenic diseases, there is currently no cure or therapy. In other cases, existing therapies involve burdensome administration or frequent readministration, and may provide limited efficacy. For example, in the case of hemophilia B, most patients must receive frequent intravenous administration of plasma-derived or recombinant human Factor IX, currently two to three times per week, which often does not completely prevent bleeding. Millions of patients rely on recurrent medical care to help manage their life-long chronic ailments, often at significant cost and, depending upon the disease, with little chance of sustained success.

More than 30 years ago, scientists began exploring the concept of gene therapy as an approach to treating disease. The goal of gene therapy is to treat the underlying genetic cause of disease by introducing a functional gene to replace or supplement the activity of a missing or mutated gene. Gene therapy approaches include in vivo therapies, in which the functional gene is introduced directly into the patient's body, and ex vivo therapies, in which a patient's cells are removed, genetically modified and then transplanted back into the patient.

To enable delivery of the functional gene into the cells where it can produce the required protein, researchers use a vector that can enter, or transduce, the cell without harming it. Researchers generally consider vector systems derived from viruses to be more efficient in entering the target cells than non-viral vector systems. In addition, to target the vector to the tissues for the relevant disease, researchers using AAV-based vectors utilize different variants, or serotypes, of AAV to selectively target particular tissues. The vectors are designed to include DNA promoters, which are additional DNA sequences that allow for tissue-specific expression of the required protein.

We believe that most research and development efforts in gene therapy have focused on monogenic diseases, which include many hereditary diseases. Although these diseases are severe, their cause is generally better understood and less complex than diseases that involve more than one dysfunctional or missing gene. There are also opportunities to apply gene therapy in diseases caused by more complex pathology in which one particular protein plays a crucial role in the causation of the disease. In such indications, such as some liver diseases, disorders of the central nervous system and cardiovascular diseases, it may be possible to halt or eradicate the disease with a gene therapy that promotes the natural production or function of the relevant protein. Gene therapy also has the potential to neutralize faulty genes, referred to as gene silencing, and to switch genes on or off.

We believe that as scientific understanding of the genetic causes of disease expands and as genetic sequencing becomes more cost-efficient and routine, the practice of medicine will increasingly turn to gene therapy as an approach to treating, and potentially preventing, disease, with resulting longer-term cost benefits to the health care system.

Historical Challenges Faced By Gene Therapy

Gene therapy has historically confronted a number of significant challenges, including the following:

  •
  Poor Safety Profile.  Early gene therapies raised significant safety concerns. For example, some ex vivo gene therapy approaches use lentiviral or retroviral vectors that can integrate at relatively high frequency into parts of the genome in a manner that increases the risk of cancer. In addition, an early in vivo gene therapy approach using an adenovirus vector triggered a strong innate immune response in a patient that resulted in multiple-organ failure and death. These high-profile safety issues resulted in negative public perceptions of the safety of gene therapy generally.

  •
  Limited Efficacy.  Early gene therapy manufacturing processes produced a large proportion of empty vectors, or viral packages that did not include the therapeutic gene of interest. In addition, because patients' immune systems respond to proteins in the vector shell, the large proportion of empty vectors generated counterproductive immune responses. Limited long-term expression of the delivered genes in target cells also made it difficult to achieve meaningful clinical efficacy in either the short- or long-term. These problems reflected the fact that early researchers had not identified the AAV serotypes, optimized genes or DNA promoters that could target the appropriate tissues and produce levels of gene expression necessary to demonstrate clinical efficacy. Earlier approaches utilizing AAV vectors also typically involved the packaging of single-stranded DNA into delivery vectors. Because the required starting point for the transcription of a gene is double-stranded DNA, this single-stranded approach required the cellular machinery to make a second copy of the DNA, which added an additional step in the process and reduced expression levels.

  •
  Difficulties in Administration and Tissue-Specific Targeting.  The efficacy of some earlier gene therapies was limited by difficulties in administering the vector to the patient's body in a manner that resulted in effective delivery of the therapeutic transgene into the desired target tissue or organ. For example, researchers have historically been challenged in administering gene therapies targeting CNS indications due to the difficulties presented by the blood-brain barrier. Only recently have scientists begun to optimize the gene therapy administration process through the use of advanced technologies for local administration to muscle cells and neurons.

  •
  Lack of Cost-Effective and Consistent Manufacturing.  Until recently, AAV-based vectors could not be manufactured at commercial scale on a cost-effective, reliable and reproducible basis. Difficulties in increasing production levels to commercial scale were particularly challenging in manufacturing processes that utilized mammalian cells. These mammalian cell processes typically use adherent cells, which are cells that only grow on a surface. As a result, production of larger quantities of vector required large surfaces, which is more challenging and less economical than manufacturing processes that use cells that can be grown in a suspension culture.

We believe these factors have contributed to the failure to develop approved gene therapy products in the past. Glybera is the only approved gene therapy in the European Union and no gene therapy has been approved to date in North America.

Our Gene Therapy Approach

Overview

We believe that our modular technology platform addresses many of the historical challenges of gene therapy. The key components of our gene therapy approach are the following:

  •
  therapeutic gene cassettes;

  •
  AAV-based vector delivery system;

  •
  administration technologies; and

  •
  our scalable, proprietary manufacturing process.

We expect that our modular approach will allow us to use the same building blocks to efficiently develop, manufacture and seek regulatory approval for multiple new gene therapies. In some cases, we believe that the disease-specific gene cassette will be the only component we need to change to target a new disease in a particular tissue. As a result, we may be able to reduce the overall preclinical and potentially clinical development activities required to obtain regulatory approval, and to significantly reduce the overall development risk, time and cost.

Therapeutic Gene Cassettes

We design our gene therapies to deliver into the body's cells a transgene that encodes, or provides the blueprint for the expression of, a therapeutic protein. The transgene is carried in a gene cassette together with DNA promoters that direct expression in specific tissues. We either develop the gene cassettes we use or in-license them, often as part of our collaborations with academic research institutions and biotechnology and pharmaceutical companies. In-licensing gene cassettes provides us access to key intellectual property and allows us to build upon our collaborators' scientific expertise and financial investment, as well as their preclinical and, in some cases, clinical development efforts.

Our AAV-based Vector Delivery System

We deliver the gene cassette to the target tissue using an engineered, non-replicating viral vector delivery system based on AAV. We have based Glybera and all of our current product candidates on our AAV-based vector technologies, which we believe address many of the safety and efficacy challenges that hindered earlier gene therapy approaches.

Demonstrated Safety Profile.    AAV is one of several viruses commonly used as a vector in gene therapy. A significant proportion of people have already been exposed to AAV in the normal course of their lives. AAV-based vectors cause only a mild immune response, including innate responses immediately following treatment. Regulatory agencies in the United States and European Union have extensive experience reviewing AAV-based vectors. In preclinical research and more than 80 gene therapy clinical studies conducted by us or third parties, AAV-based vectors have demonstrated a good safety profile.

Unlike retrovirus and lentivirus vectors, which are other vectors commonly used in gene therapies, AAV vectors integrate into the host genome only at low frequency and in a random manner, which substantially reduces the risk of adverse effects, including cancer. As a further safety measure, we engineer our AAV vectors without any components required for the virus to replicate and infect additional cells. We also believe the purification step in our manufacturing process enables us to optimize the purity of our vector material, which reduces the risk of side effects.

Improved Gene Expression.    For a gene therapy to be effective, it must provide lasting therapeutic gene expression in the target tissue. AAV-based vectors have shown persistent effects in animal experiments and in clinical studies. AAV-based vectors have also demonstrated sustained expression in the target tissue of animal models for more than ten years. St. Jude has reported expression in target tissue in humans for more than three years after a single treatment in its ongoing Phase I/II clinical trial of a gene therapy for the treatment of hemophilia B. Although the mechanism for this persistent expression is not understood, one hypothesis that we have is that the genetic material delivered by the vector, although not integrated into the chromosome of the cell, nevertheless may replicate when the cell divides.

We use different serotypes of AAV to selectively target particular tissues. We use AAV1 in Glybera, for example, because we believe it is particularly suited to targeting myocytes, a type of cell found in muscle tissue. We have based most of our pipeline projects on AAV5, which we believe has a strong tropism for both hepatocytes, a type of cell found in the liver, and neurons, a type of cell found in the central nervous system. We hold an exclusive license to three patents owned by the NIH for the development and sale of AAV5-based therapeutic products to be delivered to the brain or liver for the treatment of human diseases originating in the brain or liver, excluding arthritis related diseases, and a non-exclusive license to those patents for the development and sale of AAV5-based therapeutic products to treat other human diseases. In addition, we are using AAV2 as a vector for gene therapies that are delivered to the brain.

Administration Technologies

We and our collaborators are developing expertise in utilizing a variety of technologies to administer the vector to the body in order to optimize delivery of our gene therapies into the tissues or organs relevant to the indication we are targeting. These include intramuscular injection of AAV1 vectors that deliver a transgene into muscle cells for Glybera, intravenous infusion of AAV5 vectors that deliver a transgene to liver cells for our hemophilia B program, and intracranial administration of AAV5 and AAV2 vectors for delivery of a transgene to cells within the brain for Sanfilippo and Parkinson's disease, respectively. In the case of diseases of the CNS, in particular, we believe that the effectiveness of gene therapy will depend upon both the choice of vector and the mode of administration of the vector. For example, our collaborator UCSF is currently conducting a Phase I clinical trial of a gene therapy for Parkinson's disease using MRI guided convection-enhanced delivery to the brain. Convection-enhanced delivery involves placement of one or more catheters directly into the brain to provide distribution of the therapeutic agent to a confined region, such as the putamen, in order to provide adequate drug concentrations directly to the relevant tissue. We believe that this may represent a significant improvement over administration methods used in prior clinical trials of gene therapies targeting the brain. In other CNS indications, widespread delivery of a transgene is preferable. In preclinical animal models, we have shown widespread distribution of AAV5 in the brain when administered via the cerebral spinal fluid.

Scalable, Proprietary Manufacturing

We produce our AAV-based gene therapies in our own facility with our proprietary manufacturing process, which uses insect cells and baculoviruses, a common family of viruses found in invertebrates. Our insect-cell based manufacturing process, which uses cells that can be grown in a suspension culture, is designed to produce higher yields of vectors more cost-effectively and efficiently than the mammalian cell-based approaches that many of our competitors utilize. We non-exclusively license from the NIH the use of baculoviruses and insect cells in the production of AAV-based vectors, and have augmented this licensed technology with patented improvements to the replication process designed to allow us to produce gene therapies at commercial scale. The key steps in our proprietary manufacturing process are the following:

  •
  We use a gene cassette containing the therapeutic transgene together with the appropriate promoter and other DNA components required for replication and packaging by the AAV vector.

  •
  We insert the gene cassette into the genome of a baculovirus, which we use as an engineering tool in our manufacturing process to generate the AAV particles that are ultimately used for the therapeutic intervention.

  •
  We then infect insect cells derived from Spodoptera frugiperda, the caterpillar stage of the fall army worm moth, with the baculovirus containing the gene cassette.

  •
  At the same time, we infect these cells with two additional baculoviruses containing the elements needed for the proteins of the shell, or capsid, of the AAV vector, and the replication proteins required to create multiple copies of the gene cassette that are subsequently packaged into the AAV capsids. The replication proteins we use incorporate our patented modifications to increase the efficiency of production, and in particular to effect an increase in the proportion of particles containing the therapeutic gene cassette, rather than empty vectors, and to reduce impurities. Our patented modifications also make it possible to efficiently package the equivalent of double-stranded, or self-complementary, DNA into the capsids, which results in increased protein expression levels from the transgene compared with single-stranded DNA.

  •
  We incubate the cells infected with the three different baculoviruses for three days. During this time, the cells produce large numbers of the AAV vector particles containing the gene cassette.

  •
  After three days, we harvest the cells and treat them with a solution known as a lysis buffer to burst the insect cells, which releases the AAV vectors.

  •
  We then purify, concentrate and filter the AAV vectors to yield a pure, high-grade AAV vector suitable for use in therapeutic interventions.

We have begun commercial-scale production of Glybera and expect that once the build-out of our Lexington, Massachusetts facility is complete, our manufacturing process and facilities will enable us to produce Glybera and many other gene therapies cost-effectively at commercial scale.

Our Strategy

Our strategic goal is to transform the paradigm of care for many severe and chronic diseases by moving from the short-term management of symptoms to potentially curative resolution of the disease through sustained therapeutic gene expression in target tissues. We are building on the capabilities that have enabled us to obtain the first regulatory approval of a gene therapy in the European Union to address a range of diseases for which we believe we can reach the market with a gene therapy ahead of our competitors. We seek to achieve our goal by pursuing the following key objectives:

  •
  Maximize the value of Glybera.  We are working with our collaborator Chiesi to commercially launch Glybera in the European Union in the first half of 2014. We and Chiesi also plan to seek additional marketing approvals for Glybera in countries outside the European Union that are covered by this collaboration. We have agreed to manufacture and supply to Chiesi its commercial requirements of Glybera. We are working with Chiesi to establish a gene therapy pricing and business model for Glybera that is designed to capture the significant value we believe Glybera delivers to patients and the healthcare system. We believe that our collaboration with Chiesi will enable us to efficiently access markets in which Chiesi has a commercial presence. We are also applying our experience in obtaining EMA approval of Glybera to our development strategy in the United States. We met with the FDA in August 2013 to discuss the regulatory pathway for Glybera and we plan to file an IND with the FDA for Glybera in the first quarter of 2014. If we receive regulatory approval from the FDA, we currently plan to market Glybera in the United States ourselves. Outside the United States and the Chiesi territory, we intend to determine on a case by case basis whether to pursue regulatory approval and commercialize Glybera on our own or to do so through partnerships with regional and national biotechnology or pharmaceutical companies.

  •
  Exploit the potential of our gene therapy platform to develop AAV-based gene therapies for additional orphan monogenic diseases and selected chronic and degenerative diseases.  We believe that gene therapy is well-suited as an approach for the treatment of monogenic diseases as only a single genetic defect needs to be addressed. We are initially focusing on orphan monogenic diseases that affect small patient populations because we expect to be able to complete clinical trials with relatively small numbers of patients and take advantage of the specialized regulatory approval processes for these rare conditions that exist in some countries. As a result, we anticipate that these programs may be more cost-effective to complete and have shorter timelines than are customary for other diseases and conditions. In addition to our programs in monogenic diseases, we plan to develop gene therapies for chronic and degenerative diseases that result from the body's inability to produce a necessary protein or enzyme and that affect larger populations, such as Parkinson's disease.

  •
  Leverage our competitive strengths to retain our position as a leading gene therapy company and to establish additional collaborations.  We believe our experience and expertise in gene therapy research and development and our proprietary manufacturing capabilities make us an attractive collaborator for academic research institutions and biotechnology and pharmaceutical companies seeking to advance their programs into larger, late-stage clinical trials that require commercial-scale manufacturing. We believe that these collaborations will enable us to gain access to early clinical programs and related data, as well as promising transgenes and other intellectual property, with limited financial investment by us. We also believe that we can be a consolidator of gene therapy assets by entering into license and other arrangements with these types of entities.

  •
  Continue to invest in our technology platform and expand our modular capabilities.  We are continuously innovating, building and expanding our vector delivery and manufacturing technologies to further capitalize on the potential of gene therapy. We are currently focusing on developing:

  •
  next-generation AAV vectors with the potential for increased gene expression through improved cell-specific delivery and efficient release of DNA in the cell nucleus;

  •
  methods to allow successful re-administration in cases in which a one-time treatment may not be sufficient; and

  •
  methods for the successful control of gene expression following gene transfer, including the ability to terminate expression if needed.

Product and Development Pipeline

In addition to Glybera, our development pipeline includes our internal program for hemophilia B, two collaborator-sponsored programs for monogenic diseases, one collaborator-sponsored program for a chronic degenerative disease and several programs in early preclinical development. The following chart provides summary information on the most advanced of these programs:

(1)
hFIX, GDNF and PBGD transgenes have been exclusively licensed to uniQure.

(2)
The trial commenced in May 2013; gene therapy was produced using mammalian-cell based process.

Internal Program: Glybera

Overview

Glybera is a gene therapy that is designed to restore the LPL enzyme activity required by tissues of the body to clear, or process, fat-carrying chylomicron particles that are formed in the intestine and transported via the lymphatic system to the blood after a fat-containing meal. The product consists of an engineered copy of the human LPL gene packaged with a tissue-specific promoter in a non-replicating AAV1 vector, which has a particular tropism for muscle cells. In order to improve activity, we use a naturally occurring variant of the LPL gene that has higher enzyme activity than the normal version of the gene that encodes the protein. We produce Glybera using our insect cell-based manufacturing process. Clinicians administer Glybera in a one-time series of up to 60 intramuscular injections in the legs. The patient is administered spinal anesthesia or deep sedation during the procedure. In addition, an immunosuppressive regimen is recommended from three days prior to and for 12 weeks following Glybera administration.

LPLD Disease and Market Background

LPLD is a serious, debilitating disease caused by mutations in the LPL gene, resulting in significantly diminished or absent activity of the LPL protein. LPLD results in hyper-chylomicronemia, or dramatic and potentially life-threatening increases in the level of large fat-carrying particles, called chylomicrons, in the blood after eating. LPLD patients suffer from a wide range of serious disease manifestations. A prominent manifestation of the disease, resulting from elevated levels of chylomicrons in the blood, is acute and recurrent pancreatitis, which often leads to recurrent admission to hospitals and intensive care units, or ICUs. Chronic pancreatitis may also lead to pancreatic insufficiency that may result in decreased or absent production of digestive enzymes, increased risk of glucose intolerance and diabetes mellitus. In addition, the chronic dysregulation in lipid metabolism may lead to an increased risk of cardiovascular events. The most severe cases of acute pancreatitis are associated with an increased risk of death. In daily life, LPLD patients experience recurrent and chronic abdominal pain, eruptive xanthomas, or depositions of yellowish cholesterol-rich material in the skin, and neurological manifestations, which include headache, itching, tingling and burning sensations.

Women with LPLD experience additional complications. During pregnancy, natural increases in triglycerides may increase the risk of pancreatitis, which can put both the mother and the unborn child at considerable risk. Extreme dietary fat restriction to less than two grams per day during the second and third trimester with close monitoring of plasma triglyceride concentration may be required. Breastfeeding may not be possible beyond the first few days since the breast milk is unlikely to be nutritionally complete. The likelihood of gestational diabetes is increased in LPLD mothers. Furthermore, oral birth control and hormone replacement therapy are not advised since estrogen can cause dramatic increases in plasma triglycerides, which may lead to pancreatitis.

Prior to Glybera, there was no approved therapy for the treatment of LPLD. Clinicians advise LPLD patients to adhere to a strict diet restricting fat to less than 20% of daily calorie intake and to abstain from alcohol. Compliance with this dietary regimen is very difficult. Even with good compliance, the regimen is often ineffective in reducing hyper-chylomicronemia. LPLD patients therefore remain at increased risk for potentially lethal pancreatitis. These restrictions, as well as the need for frequent hospitalizations and the constant fear of encountering pancreatitis attacks, have a significant negative impact on the daily activity level of LPLD patients and on their quality of life.

LPLD is an orphan disease. The prevalence is significantly higher in some locations, such as Quebec, Canada, where there is a strong so-called founder effect, or loss of genetic variation that occurs when a new population is established by a very small number of individuals from a larger population.

Glybera Regulatory Status

In October 2012, the European Commission granted a marketing authorization for Glybera under exceptional circumstances as a treatment for adult patients diagnosed with familial LPLD confirmed by genetic testing, detectable levels of LPL protein, and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions. The EMA ultimately assessed the combined quality, safety and efficacy data sets collected in the period from 2005 to 2011 using a totality of evidence approach. On this basis, the EMA considered clinical benefit to be sufficiently established to allow for positive benefit-risk estimation in an exceptional circumstance setting. Marketing authorization under exceptional circumstances in the European Union is available for products for which the target indications are so rare that comprehensive data on efficacy and safety cannot reasonably be expected to be available prior to commercial launch. In the European Union, we have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity. The FDA has also granted orphan drug designation to Glybera for treatment of LPLD.

When we began this clinical program in 2005, researchers had only a poor understanding of the link among the missing LPL enzyme activity, measurable metabolic lipid dysregulation and the actual disease manifestations of LPLD. Earlier research had suggested an association between higher than normal plasma triglyceride levels and pancreatitis, and we therefore believed at the time that triglycerides could provide a useful surrogate marker for a reduction in pancreatitis risk. Based on this hypothesis, initially we aimed to demonstrate a relevant and sustainable reduction in plasma triglycerides in our clinical trials. As the clinical development program progressed over the following years, however, we developed new mechanistic insights that led us to shift our focus from triglyceride levels to reductions in the level of newly formed chylomicrons after a meal as a relevant biological marker of LPL activity, and as such an appropriate surrogate marker for efficacy. During the clinical development program, we refined our working hypothesis and established a scientific rationale that links the expression of enzymatically active LPL and sustained improvement of such chylomicron metabolism after a meal with a reduced risk of pancreatitis attacks.

Within the EMA, the Committee for Human Medicinal Products, or CHMP, assesses drugs for human use. For gene and cell therapy drugs, the CHMP coordinates its assessment with the EMA's Committee for Advanced Therapies, or CAT, which is primarily responsible for the scientific evaluation of gene and cell therapies. The CAT provides a draft opinion to the CHMP on the quality, safety and efficacy of gene and cell therapies that are submitted for approval.

We initially submitted a marketing authorization application to the EMA in December 2009 and finally received marketing authorization in October 2012. During the review process, we answered, to the CHMP's and CAT's satisfaction, all of their questions regarding the safety of the vector and the manufacturing process, which had historically been matters of key concern for gene therapies. Nevertheless, in their initial decision in June 2011, both the CAT and the CHMP determined that the benefit-risk balance was negative for the treatment of all patients with LPLD. We requested a reexamination, and in October 2011, the CAT gave a positive opinion for the treatment of the subset of patients with LPLD suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions. The CHMP, however, determined that there were not enough data points to show efficacy in a sufficient number of patients over a sufficiently long time period, and again recommended against approval at that time.

In January 2012, the European Commission recommended that the CHMP reassess its decision, requesting a further review for the proposed use of Glybera only in patients with severe or multiple pancreatitis attacks. In April 2012, the CHMP recommended against approval, but this recommendation was considered void for procedural reasons, and the CHMP then reassessed Glybera again for the proposed restricted population. In June 2012 the CAT gave a positive opinion and in July 2012 the CHMP recommended approval for the restricted population of adult patients diagnosed with familial LPLD confirmed by genetic testing, with detectable levels of LPL protein, and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions, subject to specified conditions, including additional post-marketing studies for efficacy. The

CHMP recommendation was made by the majority of its members, with 17 members voting in favor and 15 dissenting. The European Commission granted this approval in October 2012.

Pursuant to the European Commission's decision to approve Glybera under exceptional circumstances, Glybera must be administered only under strict medical supervision. In addition, we must undertake an additional post-approval clinical trial and establish a patient registry, described below.

Post-EU Approval Program for Glybera

Post-Approval Clinical Trial.    We currently plan to enroll 12 patients with LPLD, along with eight healthy volunteers, in our planned post-approval clinical trial of Glybera. LPLD patients will receive a fixed dose of Glybera of 1x1012 genome copies per kilogram of body weight in a single series of intramuscular injections. The LPLD patients will also receive an immunosuppressive regimen for a period beginning three days and ending 12 weeks after Glybera administration. We expect to enroll four LPLD patients per year and to complete the study by the middle of 2019, including a two-year follow up period. The primary objective of this post-approval study will be to investigate the effect of Glybera on chylomicron metabolism after a meal in LPLD patients both prior and after treatment with Glybera over a two-year period. We also intend to investigate:

  •
  the clinical response of Glybera in LPLD patients using a range of parameters, including the incidence and severity of pancreatitis attacks, general LPLD disease manifestations and quality of life scales; and

  •
  chylomicron metabolism after a meal in healthy volunteers.

The EMA has approved the protocol for this clinical trial. We currently anticipate that we will commence this clinical trial in the first quarter of 2014. In addition, in August 2013, we met with the FDA to discuss the regulatory pathway for Glybera in the United States and we plan to file an IND with the FDA for Glybera in the first quarter of 2014. We anticipate that we may seek to amend the protocol for this post-approval trial to address the requirements of the FDA.

Planned LPLD Registry.    Another condition of the EMA approval of Glybera under exceptional circumstances is that we maintain a registry of LPLD patients. The objectives of the LPLD registry are to:

  •
  collect, analyze and present available clinical safety and efficacy information in LPLD patients treated with Glybera over a 15-year period; and

  •
  to collect natural history information in LPLD patients not treated with Glybera.

We intend to collect data during the course of treatment and at approximately annual intervals during the first two years post-treatment and every two to three years thereafter. The objectives will be to assess the:

  •
  long-term safety of Glybera;

  •
  long-term clinical response to Glybera; and

  •
  epidemiology of LPLD and the demographics of LPLD patients.

The EMA has reviewed and approved the protocol for this patient registry. We anticipate that we will commence the patient registry in the first quarter of 2014. We are required to implement this registry prior to the commercial sale of Glybera.

We are also currently in the process of collecting additional long-term follow-up information in patients previously treated with Glybera, as an extension of the case note review described below, in order to further substantiate the data that we initially submitted to the EMA and that we intend to include in the data package we expect to submit to the FDA.

Glybera Commercialization Plan

We expect to launch Glybera commercially through our collaboration with Chiesi in selected countries in the European Union in the first half of 2014. We and Chiesi are working together through a joint commercialization committee to, among other things, plan a market roll-out strategy in the territory covered by the agreement, including developing a business model for the commercialization of a therapy administered in a one-time intervention. We and Chiesi are building new models for product pricing and reimbursement, expanding key opinion leader relationships, identifying centers of excellence, and developing physician and patient education and patient access programs.

Pricing and Reimbursement in the European Union.    To obtain payment coverage for Glybera from the relevant pricing and reimbursement agencies in countries in the European Union, Chiesi must generally submit price and reimbursement dossiers to the relevant bodies in each country. Chiesi is in discussions with these bodies in several countries, and expects to begin commercial sales during the first half of 2014. We expect that reference prices in the larger countries in the European Union will provide a basis for pricing discussions in other countries in the European Union. Pricing and reimbursement decisions are made on a country-by-country basis in the European Union and no country is under the obligation to follow another's pricing; however, prices in one country can influence the price level in other countries.

In developing our pricing strategy, we have commissioned third party research studies by Simon Kucher & Partners on the pricing framework and are developing business models for gene therapies and orphan drugs in the markets we are targeting. In developing our pricing strategy, we and Chiesi considered current orphan disease treatments. We believe that Chiesi will seek a price for Glybera in the European Union reflecting the anticipated multi-year benefit of a one-time administration therapy and the unmet medical need of LPLD patients. We also believe that Glybera's effect in reducing pancreatitis attacks will result in a reduction of related hospitalizations and ICU stays, with attendant cost savings to the health care system. Based on discussions with the relevant pricing and reimbursement bodies, we believe that a one-time, up-front pricing model is more attractive to pricing and reimbursement agencies than an annuity model, which would provide for recurring periodic payments over a patient's lifetime. We therefore currently anticipate that a one-time price per patient treatment with Glybera will be charged.

As an example of the pricing and reimbursement process, in Germany, the largest European Union market, commercial sales of Glybera in the out-patient setting could begin immediately after submitting the price and reimbursement dossier to the Gemeinsamer Bundesausschuss, or G-BA, even if the competent pricing and reimbursement bodies have not completed the benefit assessment and a price has not been agreed at that time. The G-BA decides on early benefit assessment of innovative pharmaceuticals. A different final price may take effect following the final price assessment, which may take up to 12 months following the initial sales of Glybera, and sales made thereafter would be made at that final price.

A further option for market access and sales of Glybera in Germany would be within the in-patient setting via a process known as Neue Untersuchungs-und Behandlungsmethoden, or NUB. Each hospital must separately apply for pricing and reimbursement levels for technologies that have recently been introduced in Germany. Such approvals can take significant time.

Commercial Preparation and Roll-Out.    Chiesi plans to identify centers of excellence in each of the five largest European Union markets—France, Germany, Italy, Spain and the United Kingdom—where Glybera will be administered. Chiesi is developing a strategy to facilitate patient referrals to these centers, in part through broader educational efforts and outreach to relevant medical practitioners throughout the European Union. As part of this effort, we have established a publications library of clinical and non-clinical materials regarding Glybera and materials for key opinion leaders, as well as materials regarding LPLD and gene therapy generally.

If we obtain marketing approval for Glybera in the United States, we currently plan to commercialize Glybera ourselves. We have begun preliminary preparations for a potential launch in the United States, including commissioning a third party pricing and reimbursement study, and have conducted two market research studies directed at key opinion leaders. We have also initiated the development of a diagnostic referral program, engaged in key opinion leader and patient identification efforts and begun networking with key patient organizations in the United States.

Glybera Clinical Development

Our clinical development program for Glybera to date has consisted of three noncontrolled, prospective, open-label clinical trials in which we administered Glybera to a total of 27 LPLD patients. In addition, we carried out a retrospective case note review of 17 of the 27 patients to determine the impact of Glybera treatment on the frequency and severity of pancreatitis events. Our clinical development program for Glybera included trials with our AMT-011 product candidate, which was produced using our insect cell-based manufacturing process, as well as AMT-010, a predecessor product candidate produced using a mammalian cell-based manufacturing process.

Overall Results of Clinical Program

In recommending approval of Glybera for a subset of LPLD patients under exceptional circumstances in July 2012, the CHMP accepted that the effect of Glybera on chylomicron metabolism could be considered a relevant biological marker of efficacy, although it noted that this had not been fully validated. The CHMP also recognized that, given the combination of the rarity of the disease and the varying levels of genetic penetration in LPLD patients, we were unable to provide comprehensive data on efficacy and safety under normal conditions of use prior to approval. The CHMP further noted the lack of consistency of the data on clinical benefit. Using a totality of the evidence approach, the CHMP assessed the quality, efficacy and safety of Glybera by combining the information from the different trials with individual patient profiles. On this basis, the following combined results assessed across the three clinical trials and the case note review from our clinical development program for Glybera provided the basis for the CHMP's positive recommendation to approve Glybera under exceptional circumstances:

  •
  In one clinical trial, we observed a clear indication of a consistent and significant biological effect of Glybera on chylomicron metabolism after a meal, with significant improvement in chylomicron metabolism in all five patients seen at week 14 and all three patients seen at week 52 after a single treatment.

  •
  In the clinical case note review involving a total of 17 patients, we observed a reduction in pancreatitis events and severity of attacks in nine of the 12 patients who had a history of pancreatitis. Although these observations were made in a small number of patients for varying pre-treatment observation periods, and subject to statistical limitations, they suggested that Glybera leads to a clinically relevant reduction of pancreatitis risk in nine of 12 patients with severe or multiple pancreatitis attacks. This was supported by the reduction in the total number of hospital admissions and ICU stays.

  •
  On the basis of the clinical program and the case note review, a positive benefit/risk was considered shown in the subset of patients defined by the restricted indication proposed for Glybera in adult patients diagnosed with LPLD and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions. The indication was restricted to patients with detectable levels of LPL protein.

  •
  A link between LPL expression, sustained improvement of chylomicron metabolism after a meal, both at 14 and 52 weeks following treatment, and a reduced risk of pancreatitis attacks was observed in two subjects who suffered from multiple recurrent pancreatitis and abdominal pain events before treatment. These findings, although highly limited by the limited number of observations, suggested a correlation between biochemical and clinical data in these two individual subjects. Sustained improvement in chylomicron metabolism after a meal in a third subject 52 weeks following treatment was also noted. Further, the data on LPL enzyme expression and function in injected and non-injected muscles, along with other relevant clinical and preclinical data provided indications of functional expression.

The following table provides key information about the clinical program that we have carried out to date for Glybera:

Summary of Glybera Clinical Development Program

STUDY:	NO. OF PATIENTS	OBJECTIVES	DURATION OF FOLLOW-UP
Retrospective Analysis:
Case Note Review AMT-011-03	17	• Effect on frequency and severity of pancreatitis in patients treated with Glybera in prior clinical trials	Retrospective case note review of patients through 2010

Clinical Trials:
Phase II/III trial AMT-011-02	5	• Effect on chylomicron metabolism at 14 and 52 weeks	1 year
		• LPL activity at 3 months
		• Safety
Phase II/III trial	14	• Safety	5 years
AMT-011-01		• Effect on triglyceride levels at 12 weeks
		• LPL activity in the muscle at 6 months
Phase I/II trial	8	• Safety	5 years
AMT-010-01		• Effect on fasting triglyceride levels at 12 weeks

Safety.    In our clinical development program, Glybera demonstrated an acceptable overall safety profile. There were a total of 48 serious adverse events in these three clinical trials, only two of which were determined to be related to Glybera, a pulmonary embolism and fever. The most frequent adverse events were reactions associated with the injection procedure. These reactions were transient and mild to moderate. Further, immune responses to either the vector or the transgene were mild and there was no clinical evidence of long-term effects on muscle function, although muscle function was not formally tested. The shedding data illustrated that the vector was gradually eliminated from various bodily fluids with only low concentrations detected beyond 12 weeks following treatment.

AMT-011-03: Case Note Review

From January 2011 to March 2011, we conducted a review of hospital admission and discharge records for 17 patients previously treated with Glybera in clinical studies AMT-011-01 and AMT-011-02, in order to determine the frequency and severity of reported acute abdominal pancreatitis episodes. These data included:

  •
  historic acute abdominal pain events;

  •
  the development of chronic pancreatitis; and

  •
  the development of pancreatic insufficiency.

In addition, we collected additional information regarding past medical history and prior hospital admissions of the patients.

We presented the data from individual patients as subject profiles to a panel of independent medical experts with expertise in the assessment and treatment of LPLD subjects and pancreatitis. This panel evaluated these data using the Revised Atlanta Diagnostic Criteria, which are international consensus criteria commonly used to classify acute abdominal pain events as either "definite acute pancreatitis," "probable acute pancreatitis," "abdominal pain" or "other." The panel evaluated the number, frequency, and severity of episodes of pancreatitis and then the extent of LPLD disease progression. The panel identified 77 events in subjects treated with Glybera that conformed to the Atlanta Diagnostic Criteria for pancreatitis. Using retrospective control data, the analysis of pancreatitis events indicated that the frequency of acute abdominal events and pancreatitis in LPLD subjects decreased after the treatment with Glybera, but the data in isolation were not considered sufficiently strong to support a claim of a clinically relevant reduction in pancreatitis risk.

For this reason, in its assessment of the data from the AMT-011-03 case note review, the CHMP requested that data also be presented in the form of individual patient profiles in the 12 patients with the most severe manifestations of the disease, multiple recurrent pancreatitis and abdominal pain events, before treatment. The profiles indicated a reduction in pancreatitis events and severity of attacks in nine of these 12 patients, suggesting that Glybera leads to a clinically relevant reduction of pancreatitis risk in patients with severe or multiple pancreatitis attacks. This was supported by the reduction in hospital admissions and ICU stays.

Phase II/III Clinical Trial (AMT-011-02)

We initiated our second Phase II/III clinical trial of Glybera in Quebec, Canada in the first quarter of 2009. We utilized our insect cell-based manufacturing process to manufacture the Glybera used in this trial. The purpose of this study was to understand the effect of Glybera on chylomicron metabolism and to evaluate and validate the use of a radiolabeled tracer to measure the appearance and removal of newly formed chylomicrons after eating as a relevant biological marker and primary endpoint instead of total plasma triglyceride levels. We treated five patients. Per the inclusion criteria, all trial participants:

  •
  suffered from LPLD as confirmed by genetic testing;

  •
  were on a low-fat diet with reduced LPL activity;

  •
  had LPL activity 20% or less of normal levels;

  •
  had LPL mass at least 5% above normal;

  •
  had triglyceride levels of more than 10 millimoles per liter, or mmol/L, which is the level indicating increased risk of pancreatitis; and

  •
  had a history of pancreatitis.

Each patient received one intramuscular dose of 1 × 1012 genetic components per kilogram of body weight, or gc/kg, as well as an immunosuppressant course of treatment to prevent immune responses to Glybera interfering with efficacy results.

The key results were as follows:

  •
  in the five patients measured at 14 weeks, metabolism of chylomicrons newly formed after eating improved over baseline, with a reduction of an average of 79% at six hours after eating and an average of 93% at 24 hours after eating, compared with baseline; and

  •
  in the three patients measured at 52 weeks, improvements in metabolism of chylomicrons newly formed after eating as compared with baseline persisted, with a reduction of an average of 50% at six hours after eating and an average of 68% at 24 hours after eating, compared with baseline.

The graph below depicts the appearance and removal of newly formed chylomicrons in the blood over a 24-hour period after a standardized meal, through use of a radiolabeled tracer. Patients were observed prior to treatment with Glybera, and at 14 weeks and 52 weeks following treatment. In LPLD patients only very limited and slow metabolism of chylomicrons occurs during a 24-hour period. The top line in the graph represents the pretreatment condition and depicts mean levels of newly formed chylomicrons in the five patients prior to treatment with Glybera. We observed a consistent and significant improvement in the appearance and removal of newly formed chylomicrons from the blood in all five patients measured at week

14 after treatment, represented by the bottom line in the graph, and all three patients measured at week 52 after treatment, represented by the middle line in the graph. We believe that the improvement in newly formed chylomicron metabolism reflects an increase in LPL activity post treatment with Glybera.

Appearance and Removal of Newly Formed Chylomicrons Post-Meal

(1)
Depiction of mean levels of newly formed chylomicrons using a radiolabeled tracer measured by tritium activity (in centimorgans). Participants consumed a standardized meal containing tritium-marked particles, which were measured in newly formed chylomicrons in the 24-hour period after the meal.

In addition, in muscle biopsies in three out of five patients, a one-time administration of Glybera led to sustained expression of the LPL gene and biological activity of the protein in muscle. The muscle biopsy data obtained post-intervention, together with the chylomicron data, suggest that Glybera resulted in enzymatically active LPL expression in these patients, and that this restored LPL actively was able to exert an effect on lipid metabolism despite plasma triglyceride levels typically returning to baseline by this time point.

Phase II/III Clinical Trial (AMT-011-01)

Our first Phase II/III, clinical trial of Glybera was a dose escalation trial, which we initiated in Québec, Canada, in the third quarter of 2007. We utilized our insect cell-based manufacturing process to produce the Glybera used in this clinical trial.

We treated a total of 14 LPLD patients under the same principal inclusion criteria as in our 2009 Phase II/III clinical trial described above. Prior to the clinical trial, subjects participated in an observational study to establish baseline data. We divided patients into three cohorts for treatment with a single-dose intramuscular injection. One cohort of two patients and one cohort of four patients each received an intermediate dose of 3 × 1011 gc/kg, and the third cohort of eight patients received a lower dose of 1 × 1012 gc/kg. The second higher-dose cohort and the third cohort were also given an immunosuppressant course of treatment to prevent immune responses to Glybera interfering with efficacy results, based on our observations in our Phase I/II clinical trial. We established the cohort without this course of immunosuppressant as a bridge from the results of our Phase I/II clinical trial.

The key results relating to the primary endpoints were as follows:

  •
  seven of the 14 patients, or 50%, reached the primary efficacy endpoint of a 40% reduction in median triglyceride levels during the period three to 12 weeks after treatment, including five of the eight patients, or 62.5%, in the highest dosing cohort; and

The results relating to the secondary endpoints were as follows:

  •
  four patients met the secondary efficacy endpoint of a median fasting plasma triglyceride level of less than or equal to 10 mmol/L between three and 12 weeks post-treatment; and

  •
  initial reductions in plasma triglyceride levels were statistically significant, but at 26 weeks post-treatment plasma triglyceride levels had returned to baseline.

In addition, we observed the following:

  •
  lipid uptake in muscle cells was evident in biopsies in all seven participants from whom biopsies were obtained; and

  •
  evidence supporting changes in lipoprotein distribution, which supported the rationale for the subsequent trial.

As described above, during the course of our clinical development program for Glybera we developed new mechanistic insights that led us to shift our focus from triglyceride levels to reductions in chylomicron levels after a meal as a biological marker of LPL activity.

Phase I/II Clinical Trial (AMT-010-01)

Our initial Phase I/II clinical trial of Glybera was a dose escalation trial that we conducted at the Academic Medical Center, University of Amsterdam, Netherlands, in 2005. Unlike our later trials, in which we used Glybera that we produced with our insect cell-based manufacturing process, in this trial we used Glybera that we produced in a mammalian cell-based manufacturing process. We treated eight LPLD patients under the same inclusion criteria as in our 2009 Phase II/III clinical trial described above, except that we did not require a history of pancreatitis. Prior to the clinical trial, subjects participated in an observational study during which they maintained a low-fat diet in order to establish baseline triglyceride levels.

The key result relating to the primary endpoint was as follows:

  •
  at 12 weeks after treatment, all patients showed a reduction in median triglyceride levels from baseline, and for three of them the reduction was greater than 40%.

The results relating to the secondary endpoints were:

  •
  muscle biopsies 10 to 36 weeks after treatment in seven of the eight trial participants suggested that administration of Glybera led to long-term biological activity and expression of protein in the injected muscle; and

  •
  we observed an immune response to AAV and determined that we should administer an immunosuppressant regimen in future trials.

From the point 12 weeks post-treatment to the long-term follow-up period at two to three years post-treatment, median triglyceride levels increased to around or above baseline, which we initially interpreted as a potential indication of transient efficacy.

Internal Program: AMT-060 for Hemophilia B

Hemophilia B Disease and Market Background

Hemophilia B is a serious rare inherited disease in males characterized by insufficient blood clotting. The condition can lead to repeated and sometimes life-threatening episodes of external and internal bleeding following accidental trauma or medical interventions. The episodes can cause long-term damage, for example to the joints, and can be fatal if they occur in the brain. The deficient blood clotting results from the lack of functional human Factor IX, or hFIX, a blood clotting factor, as a result of mutations in the relevant gene. The presence of hFIX at greater than 1% of normal levels has a therapeutic effect in promoting clotting. The current standard of care for hemophilia B is prophylactic or on-demand protein replacement therapy, in which frequent intravenous administrations of plasma-derived or recombinant hFIX are required to stop or prevent bleeding. Protein replacement therapy is expensive, often costing approximately $220,000 to $340,000 per patient per year in the United States. Such therapy is also burdensome and does not completely prevent bleeding.

Approximately 60% of individuals with the disease have severe hemophilia, according to the National Hemophilia Foundation, characterized by functional hFIX levels that are less than 1% of normal; 15% of the hemophilia population have moderately severe disease, with 1 to 5% of normal levels; and the remainder have mild disease, with 5 to 50% of normal levels. Based on these estimates we believe that the approximately 60 to 70% of the worldwide patient population with severe to moderate disease would be eligible for treatment with gene therapy.

Overview of AMT-060

The goal of our AMT-060 program is to develop a gene therapy for hemophilia B that restores blood clotting on a long-term and potentially curative basis through the delivery of the functional gene for hFIX into the patient's liver cells. In collaboration with Chiesi, we are developing AMT-060 as a gene therapy consisting of an AAV5 vector carrying an hFIX gene that we have exclusively licensed from St. Jude, in which we have altered the codons to maximize expression, together with the insertion of a liver-specific promoter, LP1. We produce this vector with our insect cell-based manufacturing process. We are designing this therapy for systemic administration through intravenous infusion in a single treatment. We are currently preparing for a Phase I/II clinical trial with this product candidate, which we expect to commence in the second half of 2014. Our collaborator St. Jude is currently conducting a Phase I/II clinical trial in this indication with a gene therapy consisting of an AAV8 vector carrying the same therapeutic gene and produced in a third party mammalian cell-based manufacturing process. We have entered into a co-development agreement with Chiesi for the development and commercialization of AMT-060 in the European Union and other specified countries.

Planned Phase I/II Clinical Trials

We are currently planning to initiate a Phase I/II clinical trial of our AMT-060 product candidate in the second half of 2014 under our co-development agreement with Chiesi. We intend to file an IND and IMPD in order to initiate clinical development of AMT-060 and anticipate that the trial sites will be in Europe. We are designing this clinical trial as a multicenter, open label, prospective, interventional, single dose, dose escalation study to investigate the safety and tolerability of AMT-060 in patients with severe hemophilia B. We currently expect to recruit 12 male patients between the ages of 18 and 35 with severe, genetically confirmed hemophilia B. The primary objective of this clinical trial will be to assess the safety of systemic administration and determine the maximum tolerated doses. We expect that the secondary objectives will include:

  •
  determining the appropriate dose required to achieve delivery of the transgene resulting in stable expression of hFIX at or above 3% of normal;

  •
  assessing the immune response to the hFIX transgene and to the AAV5 capsid proteins, as well as viral shedding; and

  •
  assessing the need for concomitant hFIX treatment.

The draft protocol calls for initial patient follow-up to last for six months as part of the trial. We then plan to follow patients for safety and therapeutic response at intervals of 24 weeks for three years. We expect data from this clinical trial to be available in the second half of 2015.

Preclinical Program with AMT-060

We are currently conducting a number of preclinical safety and toxicology studies to support our development program for AMT-060, including studies in mice and non-human primates to measure pharmacokinetics, toxicity, shedding patterns, persistence in semen and risk of germline transmission, and carcinogenicity. We expect to complete these safety and toxicology studies by the end of 2013. We need to successfully complete these preclinical studies in order to file for regulatory clearance to initiate our planned Phase I/II clinical trial of AMT-060.

The principal results of our preclinical tests to date are as follows:

  •
  In wild-type mice, intravenous administration of AMT-060 resulted in dose-dependent levels of hFIX levels in plasma. hFIX levels amounted to up to 11% of those in normal human plasma four weeks after infusion, indicating that AMT-060 produced in our insect-cell manufacturing process is biologically active.

  •
  In Rhesus monkeys dosed with AMT-060 by intravenous infusion, hFIX levels peaked to 7% to 16% of normal human levels one week after infusion, and stabilized at 5% to 10% of normal human levels two weeks after infusion until sacrifice at 12 weeks after dosing. These kinetics are in accordance with those we and others observed in previous studies, indicating that intravenous administration of AMT-060 produced in our insect cell-based manufacturing process results in a level of hFIX in plasma that is similar to that produced using AAV5 and AAV8 vectors produced in mammalian cells.

  •
  In mice studies, post-mortem tests showed homogeneous delivery of the vector DNA and transgene expression in the liver. We observed no signs of adverse reactions. Infusion was associated with slight and transient effects in plasma chemistry shortly after dosing, such as a brief increase of liver enzyme activity levels, consistent with the infusion of a viral protein. Necropsy revealed no significant macroscopic or microscopic abnormalities. Overall, administration of AMT-060 in mice resulted in therapeutically relevant hFIX levels and was well tolerated.

Phase I/II Clinical Trial of AAV8-based hFIX Gene Therapy by St. Jude

St. Jude is conducting a Phase I/II open label, dose escalation clinical trial of an hFIX gene therapy in adults with severe hemophilia B. The St. Jude gene therapy consists of the same therapeutic gene cassette we have exclusively licensed, delivered in an AAV8 vector. St. Jude produced the vector in human embryonic kidney cells. The principal investigators of the trial reported interim data from the trial in the New England Journal of Medicine, the NEJM, in December 2011. The information in this prospectus about this Phase I/II clinical trial is derived from the NEJM article. We understand from St. Jude that the final data from this clinical trial are expected to be released in the second half of 2015.

This dose escalation trial initially enrolled six male adults suffering from severe hemophilia B, with three dose cohorts of two patients each. The gene therapy was administered in a single dose by infusion into a peripheral vein. St. Jude followed the participants for six to 16 months after treatment by way of twice weekly clinical evaluations.

The interim data indicated that the administration of the St. Jude gene therapy did not result in acute or long-lasting toxicity in patients with severe hemophilia B. Further, the interim data indicated the following:

  •
  the high dose cohort achieved a stable expression of hFIX at or above 3% of the normal levels while the low and intermediate cohorts did not;

  •
  St. Jude did not detect any neutralizing antibodies and the immune response was consistent with a primary immune response to AAV8; and

  •
  St Jude's did not detect T-cell, or white blood cell, mediated immune responses to hFIX.

St. Jude observed AAV-mediated expression of hFIX at 2% to 11% of normal levels in all patients. Four of the six patients discontinued prophylactic hFIX protein replacement therapy and remained free of bleeding even during activities that had previously led to hemorrhaging. Of the two participants who received the highest dose, one had a transient, asymptomatic elevation of serum aminotransferase levels, which was associated with the detection of AAV8-capsid-specific T cells in the peripheral blood, and the other had a slight increase in liver-enzyme levels, the cause of which was less clear. St. Jude administered a short course of glucocorticoid therapy to those two patients to reduce liver inflammation in an effort to maintain hFIX levels in the range of 3% to 11% of normal values.

Patients experienced a total of three adverse events. Two patients developed anemia after treatment and a third patient had a transient period of below-normal heart rate. No serious adverse events were reported.

We believe that these interim results constitute proof of concept of the use of this therapeutic gene in treating hemophilia B, which may reduce the risks involved in the development of AMT-060.

Collaborator-Sponsored Programs

We are also collaborating with third parties that are sponsoring early-stage clinical trials of gene therapy product candidates to which we hold specified rights. We believe that this approach enables us to cost-effectively obtain access to preclinical and early-stage clinical results without expending significant resources of our own. As described below, some of these programs utilize clinical materials that we have manufactured as part of our collaborations or gene cassettes that we have licensed. We generally have the rights to the data generated in these collaborator-sponsored clinical development programs, but do not control their design or timing. If we decide to progress any of these programs internally, we may need to develop or in-license additional technology. The most advanced of these programs are the following:

Acute Intermittent Porphyria

AIP Disease and Market Background

AIP is a rare metabolic liver disorder resulting from mutations in the PBGD gene. This gene encodes for the enzyme porphobilinogen deaminase, a liver protein necessary for the production of heme, which is a component of hemoglobin and other blood proteins. Insufficient activity of this protein leads to an accumulation of toxic metabolites, resulting in a wide variety of serious clinical problems, including acute, severe abdominal pain, muscular weakness and an array of neurologic manifestations, including psychiatric episodes, seizures and coma. In the majority of cases, precipitating factors, such as hormonal fluctuations, infections, drugs and dietary changes, trigger attacks. Long-term consequences may include irreversible nerve damage, liver cancer and kidney failure. Patients with AIP experience regular hospitalizations and extremely poor quality of life. Acute attacks can be life-threatening. Current therapies include intravenous administration of heme and carbohydrate loading, which aim to treat the symptoms only and do not prevent attacks. In some cases, AIP patients require liver transplants.

Overview of AMT-021

We and our collaborator Digna Biotech are developing AMT-021 as a gene therapy to provide long-term normalization of the PBGD protein in order to prevent acute AIP attacks and their complications. The AMT-021 gene cassette contains the PBGD gene, which we exclusively license from CIMA, in which we have altered the codons to maximize expression, together with Alb-hAAT, a liver-specific promoter. We package this gene cassette in our AAV5 vector, which we believe has a tropism for liver cells. We produce AMT-021 using our insect cell-based manufacturing process. AMT-021 is administered through a single intravenous infusion to a peripheral vein. We are a member of the AIPGENE consortium in Europe, through which Digna Biotech, a consortium member, is currently conducting a Phase I clinical trial of AMT-021.

Phase I Clinical Trial Sponsored by Digna Biotech

Digna Biotech commenced a multicenter, open label, prospective, interventional, single dose, dose escalation Phase I clinical trial in December 2012 to investigate the safety and tolerability of AMT-021 in eight patients with severe AIP. Digna Biotech is conducting this clinical trial at two sites in Spain. There are four dosing cohorts in the trial, with two patients per cohort. All patients have been dosed. Digna Biotech will monitor all patients for one year following treatment. Digna Biotech has also completed a prospective pre-treatment observational study of the eight patients enrolled in this clinical trial to assess the evolution of disease-related clinical and laboratory parameters over time and to characterize aspects of disease management, such as AIP-related hospitalization.

The primary objective of this Phase I clinical trial is to assess the safety of systemic administration and to determine the maximum tolerated dose of AMT-021. Secondary objectives include measuring urinary levels of toxic metabolites to determine whether these metabolites can be used as a biomarker of potential treatment effect.

Under our consortium agreement with Digna Biotech and the other consortium members, following completion of this Phase I trial we have an exclusive right to use all data related to the program. We understand from Digna Biotech that data are expected in the second half of 2014.

Preclinical Program

In preclinical tests by Digna Biotech, AMT-021 resulted in normalization of the PBGD protein in a mouse model of AIP. AMT-021 completely prevented the occurrence of AIP-related attacks and significantly ameliorated the neuropathy that develops in untreated mice. In these preclinical tests, AMT-021 also demonstrated a good safety profile. Key findings from these mouse studies include long-term therapeutic efficacy indicated by:

  •
  the metabolic correction of the hepatic PBGD enzyme activity;

  •
  improvement of motor coordination;

  •
  clearance of AMT-021 from the blood and urine, but not the liver, by 30 days after administration; and

  •
  expression of PBGD in the liver of mice for more than one year.

In addition, in normal non-human primates treated with AMT-021, PBGD enzymatic activity increased by a factor of two in males and by a factor of between three and five in females compared with endogenous levels.

AMT-110 for Sanfilippo B Syndrome

Sanfilippo B Syndrome Disease and Market Background

Sanfilippo B syndrome, or mucopolysaccharidosis type III (MPSIII), is a rare lysosomal storage disease, or LSD, that results in serious brain degeneration in children, and is generally fatal. In this condition, a defect in the a-N-acetylglucosaminidase, or NaGLU, gene results in the accumulation of partially degraded oligosaccharides, or carbohydrates, of heparan sulfate, which are molecules that regulate various developmental processes. NaGlu is necessary for the degradation of heparan sulphate. The clinical manifestations are mainly neurological, with early symptoms observed during the first five years of life, leading to progressive deterioration of cognitive abilities. Affected children require specialist care between ages two and six and progressively develop profound mental retardation with severe muscle problems. Death occurs at the median age of 15. No treatment for Sanfilippo B is currently available.

Overview of AMT-110

We and our collaborator Institut Pasteur are developing AMT-110 as a gene therapy for Sanfilippo B syndrome. The gene cassette contains the NaGLU gene and is packaged in an AAV5 vector, which we believe has a tropism for neurons. We produce AMT-110 using our insect cell-based manufacturing process.

We believe that if the results of this clinical trial are positive, it will constitute proof of concept of the administration to the brain of a gene therapy for lysomal storage diseases.

Phase I/II Clinical Trial with AMT-110 Sponsored by Institut Pasteur

Our collaborator Institut Pasteur commenced a Phase I/II open label trial of intra-cerebral administration of AMT-110 for the treatment of children with Sanfilippo B syndrome in October 2013. We understand from Institut Pasteur that final data are expected in the first half of 2015. This Phase I/II clinical trial is being conducted in Paris, France, and is scheduled to run over an eight- to 12-month period, with a follow-up period of one year for each patient. Pursuant to our collaboration agreement with Institut Pasteur, we have manufactured the clinical material that Institut Pasteur is using in this trial.

The protocol for this single-dose Phase I/II clinical trial calls for the inclusion of four Sanfilippo B syndrome patients between the ages of 18 months and five years with NaGLU levels less than 10% of those found in the general population. Patients will receive an immunosuppressant course of treatment prior to administration of the therapy, to prevent an immune response to either the AAV vector capsid or the expressed protein. The primary objective is to evaluate the clinical, radiological and biological safety of the proposed treatment. The secondary objective is to collect data to define exploratory tests that could inform further clinical studies.

Preclinical Development of AMT-110 by Institut Pasteur

Institut Pasteur has conducted preclinical animal tests of AMT-110. Key findings of these studies include the following:

  •
  rodents displayed no signs of toxicity at seven days, three months or six months after treatment despite administration of up to 37 times the level of dosage required for human patients;

  •
  biodistribution studies in rodents indicated no differences between those following an immunosuppressant treatment course and those that were not, and shedding from major organs over time; and

  •
  biodistribution studies in canine subjects indicated that the vector was absent in major organs approximately four months after administration.

AAV2/GDNF for Parkinson's Disease

Disease and Market Background

Parkinson's disease is a progressive neurodegenerative disorder that affects motor skills, speech and other neurological functions. The symptoms of Parkinson's disease result from degeneration and death of nerve cells in the putamen, a part of the brain that produces dopamine, which is a chemical that sends messages in the brain to coordinate and control muscular action and movements, and other neuro-transmitters. Progressive loss of nigral dopaminergic neurons, the pathological hallmark of Parkinson's disease, results in progressive neurologic dysfunction and death. There is currently no cure for Parkinson's disease. Medications or surgery can provide symptomatic relief, but they do not affect the degenerative process. In addition, the efficacy of these therapies declines over time, and they can result in significant side effects and co-morbidities, such as depression and a movement disorder called dyskinesias. The most widely used treatment is L-dopa in various forms, which is converted to dopamine in the central nervous system.

GDNF stimulates the production of dopamine in the putamen and prevents further degeneration of dopaminergic neurons in preclinical models. A series of preclinical and clinical studies by third parties involving the infusion of GDNF protein into the brain have shown potential benefit in treating Parkinson's disease. Results from these early clinical trials underscore the need for a clinical approach that can accurately introduce appropriate levels of GDNF to the intended sites in the brain where the dopaminergic neurons and their terminals reside.

Overview of AAV2/GDNF

We and our collaborator UCSF are developing a gene therapy for Parkinson's disease. As described below, UCSF is collaborating with the NIH to conduct a clinical trial of a gene therapy consisting of an AAV2 vector carrying the GDNF gene we have exclusively licensed in the gene therapy field from Amgen, manufactured by a third party using a mammalian cell-based process. If we progress our AMT-090 program, we would transition this product candidate to our insect cell-based manufacturing process.

Phase I Clinical Trial Sponsored by the NIH

Our collaborator UCSF is working with the NIH to conduct a Phase I clinical trial of a gene therapy for Parkinson's disease consisting of an AAV2-based vector carrying the GDNF gene we have exclusively licensed, produced in a third party mammalian cell-based manufacturing process. This trial is sponsored and funded by the NIH. The aim of this clinical trial is to introduce the GDNF gene to provide a consistent supply of GDNF to the relevant areas of the brain. In this clinical trial, the NIH is using convection enhanced delivery with the goal of achieving more precisely targeted administration than the methods used in early approaches, which may result in improved efficacy. Convection-enhanced delivery involves MRI-guided placement of one or more catheters directly into the brain to provide distribution of the therapeutic agent to a larger volume of the brain tissue, provide higher drug concentrations directly to the tissue and to use molecules that do not normally cross the blood-brain barrier. We have the right to acquire all of UCSF's data from this clinical trial.

Potential Additional Pipeline Programs

We are also conducting early-stage discovery and preclinical research, often in collaboration with academic research institutions, into a number of other potential applications of our technologies. Our principal near-term research focus is on diseases originating in the liver and the CNS. We believe that the liver is a promising target for gene therapies because we can both target liver-specific diseases and also use the liver to secrete proteins into the blood to have a systemic patient benefit. We believe that the CNS is also an attractive target organ for gene therapy as monogenic diseases that affect the brain are often poorly served by existing treatments, such as enzyme replacement therapies, which are not able to cross the blood-brain barrier following administration into the blood. Moreover, continual direct administration of proteins into the brain is practically difficult. Our AAV5-based vectors have a particular tropism for both the liver and CNS. We also plan to develop other AAV serotypes as appropriate to target specific indications.

We choose potential additional indications to develop independently or in conjunction with a collaborator, by applying the following criteria:

  •
  we seek indications in which gene delivery would be expected to result in gene expression in the substantial proportion of cells of a target organ or tissue such that the symptoms of the underlying disease would be expected to be addressed;

  •
  we seek indications in which a locally secreted protein would be expected to have systemic clinical benefit (in effect, the target organ is used as a protein factory) which may not necessarily require expression in a substantial proportion of the cells of the target organ or tissue;

  •
  we seek indications for which relatively low restored protein expression levels as compared to normal would be expected to have therapeutic benefit;

  •
  we target diseases that have sufficient prevalence to allow clinical development to be possible and for there to either be a viable commercial market in the indication or the indication provides proof of concept for related diseases;

  •
  we look to select indications for which there is a robust and available animal model for preclinical testing;

  •
  we seek indications in which the disease is sufficiently well-characterized such that it is reasonable to expect that if effective delivery of the relevant transgene is achieved, clinical efficacy should result; and

  •
  we prioritize indications for which markers of biological activity are available that may permit assessment of benefit in early clinical studies.

Based on these criteria, we have prioritized approximately ten indications for preclinical development. We may seek to advance these programs independently or alternatively with collaborators who are already working in the relevant disease area and who may have already conducted preclinical or clinical studies.

Our current preclinical research and discovery programs include those described below:

Liver Application:

  •
  Hemophilia A. Hemophilia A is an X-linked recessive genetic bleeding disorder. The disease results from the production of dysfunctional factor VIII protein or by production of an insufficient amount of factor VIII. Hemophilia A patients suffer from spontaneous bleeding into the large joints and soft tissue, and are at risk of intracranial hemorrhage. Even a modest 1% increase of the protein levels can markedly reduce spontaneous bleedings. We are developing an AAV5-based vector carrying the human factor VIII gene. The challenge for factor VIII development is in packaging the relevant gene, which is larger than the packaging capacity of the AAV vector. We believe we have successfully overcome this challenge by packaging the two different and complementary ends of a factor VIII DNA strand into different vectors for delivery to the cells of interest, where they recombine into a complete expression cassette. We have shown proof-of concept by tail vein injection of AAV5-factor VIII in mice, which resulted in delivery of the transgene to liver cells and production of active factor VIII by the liver.

In addition, we are seeking to develop next-generation vectors with increased potency to target liver indications in which high relative percentage increases in the secretion of a protein above the disease state would be required for therapeutic benefit.

CNS Applications:

  •
  Lysosomal storage diseases. As noted above, we believe that if the results of Institut Pasteur's Phase I/II clinical trial in Sanfilippo B syndrome are positive, it will constitute proof of concept of the administration of a gene therapy for lysosomal storage diseases to the brain. In such event, we believe that we may be able to apply this approach to develop gene therapies with the goal of addressing a number of the more than 30 lysosomal storage diseases that have CNS-specific disease manifestations and for which no treatment is currently available. We are conducting preclinical research to advance the application of our technologies in this area. For example, we have shown in preclinical models widespread distribution of AAV5 in the brain when administered via the cerebral spinal fluid.

  •
  Applications of GDNF. We are using our academic relationships to test proof of concept of the GDNF gene that we have exclusively licensed in the field of gene therapy in animals to extend the use of this potent neurotrophic factor, including potentially for the treatment of multiple systems atrophy and hearing loss.

We also have ongoing research programs in the areas of gene expression control, re-administration protocols and nuclear targeting, to further increase expression levels and safety margin. We are also conducting research into potential applications of our technology in RNAi, also called post transcriptional gene silencing, which is a biological process in which RNA molecules inhibit gene expression, typically by causing the destruction of specific mRNA molecules.

Intellectual Property

Introduction

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection in the United States, Europe and other countries for novel components of gene therapies, the chemistries and processes for manufacturing these gene therapies, the use of these components in gene therapies, and other inventions and related technology that are important to our business, such as those relating to our technology platform. We also rely on trade secrets and careful monitoring of our proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of AAV-based gene therapies.

We also are heavily dependent on the patented or proprietary technology of third parties to develop and commercialize our products. We must obtain licenses from such third parties on commercially reasonable terms, or our business could be harmed, possibly materially. For example, we license from third parties essential parts of the therapeutic gene cassette used in Glybera and our other gene therapies, as well as the principal AAV vectors we use and key elements of our manufacturing process. We anticipate that we will require additional licenses in the future.

Because most patent applications throughout the world are confidential for 18 months after the earliest claimed priority date, and since the publication of discoveries in the scientific and patent literature often lags behind actual discoveries, we cannot be certain that we were the first to invent or file applications for the inventions covered by our pending patent applications. Moreover, we may have to participate in post-grant proceedings in the patent offices of the United States or foreign jurisdictions, such as oppositions, reexaminations or interferences, in which the patentability or priority of our inventions are challenged. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us.

Our intellectual property portfolio consists of owned and in-licensed patents, licenses, trademarks, trade secrets and other intellectual property rights.

Patent Portfolio

Our gene therapy programs are protected by patents and patent applications directed to various aspects of our technology. For example, our gene therapy programs are protected by patents and patent applications with composition-of-matter or method of use claims that cover the therapeutic gene, the promoter, the viral vector capsid or other specific parts of these technologies. We also seek protection of core aspects of our manufacturing process, particularly regarding our baculovirus expression system for AAV vectors in insect cells. In addition, we have filed manufacturing patent applications with claims directed to alternative compositions-of-matter and manufacturing processes to seek better protection from competitors.

Our principal operations are currently in Europe and we are in the process of building out a new manufacturing facility in the United States. We file the initial patent applications for our commercially important technologies in both Europe and the United States. For the same technologies, we typically file international patent applications under the Patent Cooperation Treaty, or PCT, within a year. We also may seek, usually on a case-by-case basis, local patent protection in Canada, Australia, Japan, China, India, Israel, South Africa, New Zealand, South Korea and Eurasia, as well as South American jurisdictions such as Brazil and Mexico.

As of the date of this prospectus, our patent portfolio includes the following patent families:

  •
  13 patent families that we own;

  •
  8 patent families that we exclusively in-license; and

  •
  6 patent families that we non-exclusively in-license.

The geographic breakdown of our owned patent portfolio is as follows:

  •
  2 issued United States patents;

  •
  2 granted European Patent Office patents;

  •
  1 pending PCT patent application;

  •
  7 pending United States patent applications;

  •
  8 pending European Patent Office patent applications; and

  •
  57 pending patent applications in other jurisdictions.

The patent portfolios for our manufacturing platform and most advanced programs are summarized below.

Manufacturing

Our manufacturing patent families contain issued patents in the United States, Europe and other territories, as well as numerous pending patent applications.

We have non-exclusively in-licensed from the NIH a patent family relating to the insect cell-based manufacturing of AAV-based vectors. The patents in this family include two issued patents in the United States and one issued patent in Europe, as well as issued patents in other jurisdictions. The standard 20 year term for patents in this family will expire in 2022. This patent family relates to technology used in Glybera and all of our development programs.

We own a patent family directed to improved AAV vectors that are stably expressed in insect cells. The family includes an issued patent in the United States and pending applications in the United States, Europe, Japan and other jurisdictions. The standard 20 year term for patents in this family will expire in 2027. This patent family relates to technology used in Glybera and all of our development programs.

We also in-license a patent family related to aspects of the AAV insect cell production technology from Protein Sciences Corporation. This family includes issued patents in the United States, Europe and elsewhere. This license is exclusive in respect of the products we develop with the use of this patent family for LPLD, hemophilia B and AIP, and we may add additional products to the license on an exclusive basis except in certain specified circumstances. The standard 20 year term for patents in this family will expire in 2019. This patent family relates to technology used in Glybera and all of our development programs.

We non-exclusively in-license a family of patents relating to methods for intramuscular administration of AAV vectors from Asklêpios Biopharmaceutical, Inc., or AskBio. This family includes issued patents in Europe, Japan and other jurisdictions, and a pending application in the United States. The standard 20 year term for patents in this family will expire in 2016. This patent family relates to technology used in Glybera.

We own a method of manufacturing patent family relating to a second-generation manufacturing method used in our AIP, hemophilia B and Parkinson's disease programs. This patent family contains pending applications in the United States, Europe, Japan and other jurisdictions, and issued patents in several jurisdictions. The standard 20 year term for patents in this family will expire in 2028.

We also own a PCT application that relates to a proprietary baculovirus filtration process. The standard 20 year term for patents in this family, if issued, will expire in 2032. This patent family relates to technology used in Glybera and all of our development programs.

Glybera

We co-own with University of British Columbia, or UBC, a patent family relating to the lipoprotein lipase variant LPL-S447X transgene used in Glybera, including issued patents in Europe and Japan. The standard 20 year term for patents in this family will expire in 2020. UBC exclusively licensed its patent rights to Xenon, which has granted us the sublicense described below.

We exclusively in-license from Aventis Pharma S.A., or Aventis, a patent family co-owned by UBC and Aventis that relates to the use of AAV-LPL vectors for LPL-deficiency, including issued patents in Europe and other jurisdictions and two pending United States patent applications. The standard 20 year term for patents in this family will expire in 2015.

We own a family of patents relating to a VP1 vector capsid modification, which relates to the production of AAV vectors in insect cells and to AAV vectors with an altered ratio of viral capsid proteins that provides improved infectivity of the viral particles. This patent family includes issued patents in the United States, Europe and elsewhere, as well as pending applications in Europe, Japan and other jurisdictions. The standard 20 year term for patents in this family will expire in 2026.

We non-exclusively in-license a patent family from the Salk Institute that relates to a genetic promoter that enhances the expression of LPL-S447X delivered to the target tissues. This family includes four issued patents in the United States that have standard 20 year terms that will expire in 2017, and issued patents in Europe and other jurisdictions that have standard 20 year terms that will expire in 2018.

We non-exclusively in-license a patent family relating to the AAV1 capsid from AmpliPhi Biosciences, Inc. (formerly Targeted Genetics Corporation), or AmpliPhi. This family includes three issued patents in the United States, and one each in Europe and Japan, as well as issued patents elsewhere and a pending application in the United States. The standard 20 year term for patents in this family will expire in 2019. The University of Pennsylvania exclusively licensed its patent rights to AmpliPhi, which has granted us the sublicense described below.

Other Programs

Hemophilia B.    Our patent portfolio covering our hemophilia B program includes an exclusively in-licensed patent family from St. Jude relating to a specific promoter and a codon optimized hFIX transgene. This patent family includes two issued patents in the United States and one in Europe. The United States patent rights will expire in 2028 and the European patents will expire in 2025.

AIP.    Our patent portfolio covering our AIP program includes a patent family co-owned with Proyecto de Biomedicina Cima S.L. and exclusively licensed to us. This family relates to the codon optimized PBGD transgene and its use for the treatment of AIP. This family includes pending applications in the United States, Europe, Japan and elsewhere. The standard 20 year term for patents in this family will expire in 2029.

Parkinson's disease.    For our Parkinson's disease program, we have in-licensed a patent family and corresponding know-how relating to the GDNF transgene from Amgen for the field of gene therapy. The license is exclusive and expires on a country-by-country basis on the later of 10 years following launch of the relevant product or of expiration of the last-to-expire licensed patent in the applicable country, after which the license will become non-exclusive for that given country. This patent family includes two issued patents in the United States, one of which will expire in 2015 and one in 2017.

Licenses

We have obtained exclusive or non-exclusive rights from third parties under a range of patents and other technology that we use in our product and development programs, as described below. Our agreements with these third parties generally grant us a license to make, use, sell, offer to sell and import products covered by the licensed patent rights in exchange for our payment of some combination of an upfront amount, annual fees, royalties, a portion of amounts we receive from our licensees and payments upon the achievement of specified development, regulatory or commercial milestones. Some of the agreements specify the extent of the efforts we must use to develop and commercialize licensed products. The agreements generally expire upon expiration of the last-to-expire valid claim of the licensed patents. Each licensor may terminate the applicable agreement if we materially breach our obligations and fail to cure the breach within a specified cure period, in addition to other termination rights in some cases.

Technology Used for Multiple Programs

We are exploiting technology from the third party sources described below in more than one of our programs.

National Institutes of Health—AAV production.    In 2007, we entered into a license agreement with the NIH, which we amended in 2009 and 2013. Under the license agreement, the NIH has granted us a non-exclusive license to patents relating to production of AAV vectors, to make, use, sell, offer to sell and import specified plasmids, which are small DNA molecules that are physically separate from, and can replicate independently of, chromosomal DNA within a cell, or other materials, which we refer to as AAV products. We may only grant sublicenses under this agreement with the NIH's consent, which may not be unreasonably withheld. We are exploiting this technology for our Glybera program and our programs for hemophilia B, AIP, and Sanfilippo B syndrome, and Parkinson's disease.

Payment obligations to the NIH under this license agreement include a one-time upfront payment of $12,000, which we have paid; a low single-digit percentage royalty on the sale of AAV products by us or on our behalf; a maximum sub-teen double-digit percentage of sublicensing income; potential additional development milestone fees for the initiation of each clinical trial, which would total in the aggregate $255,000 for one Phase I, Phase II and Phase III trial; potential regulatory milestone fees totaling $750,000 for the first marketing approvals in specified countries or jurisdictions; and an annual maintenance fee creditable against royalties. We do not have to pay royalties or milestone fees under this agreement if we have to pay royalties or milestone fees under our 2011 agreement with the NIH, described below, for the same product. In connection with entering into our relationship with Chiesi and obtaining the NIH's consent to sublicense our rights under this agreement to Chiesi, we also paid the NIH a total of $328,684 in amendment and sublicense payments. Under the license agreement, we have agreed to meet benchmarks in our development efforts, including as to development events, clinical trials and marketing approval, within specified timeframes.

The NIH may terminate this agreement in specified circumstances relating to our insolvency or bankruptcy. We may terminate this agreement for any reason, in any territory, subject to a specified notice period.

National Institutes of Health—AAV5.    In 2011, we entered into another license agreement with the NIH, which superseded a prior 2007 agreement and which we amended in 2013. Under this agreement, the NIH granted us an exclusive, worldwide license to patents relating to AAV5 for use in therapeutic products to be delivered to the brain or liver for treatment of human diseases originating in the brain or liver, but excluding arthritis-related diseases, and a non-exclusive, worldwide license to patents relating to AAV5 for all other diseases, in each case to make, use, sell, offer to sell and import products within the scope of the specified patent claims. We refer to the products licensed under this agreement as AAV5 products. We may grant sublicenses under this agreement only with the NIH's consent, which may not be unreasonably withheld. We are currently exploiting this technology for our programs on hemophilia B, AIP, and Sanfilippo B syndrome. See "Risk Factors—Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors."

We have agreed to pay the NIH an initial payment of $140,000, which we have paid, an amendment royalty fee of $500,000, of which $250,000 would be payable upon a sublicense of the corresponding rights, which we have paid in full, royalties equal to a low single-digit percentage of net sales of AAV5 products, if any, by or on behalf of us or our sublicensees; a single to subteen double-digit percentage of sublicensing income; potential additional development milestone fees for the initiation of each clinical trial, which would total in the aggregate $267,500 for one Phase I, Phase II and Phase III trial; total potential regulatory milestone fees of $1,731,000 for the first marketing approvals in specified countries or jurisdictions; and an annual maintenance fee creditable against royalties. In connection with entering into our relationship with Chiesi and obtaining the NIH's consent to sublicense our rights under this agreement to Chiesi, we paid the NIH a total of $716,567 in amendment and sublicense payments. If an AAV5 product is also covered by our 2007 agreement with the NIH, our obligation to pay royalties on net sales and our obligation to pay milestone fees only apply under this 2011 agreement and not the 2007 agreement. We have agreed to meet benchmarks in our development efforts, including as to development events, clinical trials and marketing approval, within specified timeframes.

The NIH may terminate this agreement in specified circumstances relating to our insolvency or bankruptcy. We may terminate this agreement for any reason, in any country or territory, subject to a specified notice period.

Protein Sciences.    In 2007, we entered into a license agreement with Protein Sciences Corporation, or PSC, which we amended in 2012. Under the license agreement, PSC granted us a worldwide license, with a right to sublicense, to specified claims of a patent relating to an insect cell line, to research, develop, manufacture, import, market, and to offer for sale and sell certain products using a recombinant AAV vector developed using PSC's technology. The license is exclusive with respect to LPLD, hemophilia B and AIP, and we are exploiting this technology for those programs. We are licensed to use this technology for products listed in the agreement and we may add additional products to the agreement on an exclusive basis except in certain specified circumstances.

Payments obligations under the PSC agreement include a one-time upfront payment of $50,000, which we have paid, payments of $50,000 for each additional product added to the license agreement, and an annual maintenance fee for each product up to an annual maximum and limited by an overall specified life-time maximum dollar amount for each product. We are not required to pay maintenance fees on products we no longer wish to develop. In addition, we must pay PSC an annual fee while any product is being sold or is subject to a license, partnership or funding relationship with another party, but for no more than 10 years after the first commercial sale of the product. We have no royalty payment obligations under the agreement.

The agreement will remain in effect as long as we remain current with our payments or until we or PSC exercise our rights to terminate it. PSC may terminate the agreement in circumstances relating to our insolvency or bankruptcy. We may terminate the agreement for convenience subject to a specified notice period.

Technology Used for Specific Programs

  Glybera

We are exploiting technology from the following third party sources in our Glybera program.

Academic Medical Center at the University of Amsterdam.    In 2006, we entered into an agreement with the Academic Medical Center at the University of Amsterdam, or AMC, and certain other parties, through which AMC invested in our predecessor company. Under this agreement, AMC assigned patent rights to us relating to LPLD and certain other indications.

We have agreed to pay AMC royalties equal to a low single-digit percentage of net sales, if any, of gene therapies to treat LPLD or certain other indications sold by us or our sublicensees that are covered by the assigned patent.

We have agreed to use commercially reasonable and diligent efforts to obtain marketing approvals for, and to commercialize, gene therapies to treat LPLD and certain other indications. If we decide to cease developing and commercializing a product to treat LPLD or certain other indications in each of Europe, the United States and Canada, we must re-assign to AMC the patent rights related to that product upon AMC's request.

Xenon Genetics, Inc.    In 2001, we entered into a sublicense agreement with Xenon Genetics, Inc., or Xenon, which we subsequently amended. Under the sublicense agreement, Xenon has granted us an exclusive, worldwide sublicense to patents and related technology relating to a truncated form of the LPL protein, to use, manufacture, distribute and sell products using the licensed patents or technology. We may only grant sublicenses under this agreement with consent of Xenon and its licensor UBC.

Payment obligations under the agreement include an initial sublicense fee of Canadian dollars C$75,000 and a one-time upfront payment to Xenon in the total amount of C$600,000, both of which we have paid, payment of certain past and future patent costs, a mid-single-digit percentage royalty on net sales, if any, of licensed products sold by us or our affiliates while covered by a valid patent claim, a low single-digit percentage royalty in countries where no patent protection covers the products, a double digit percent share of the royalties paid to us by Chiesi and an equal or slightly higher share of royalties paid to us by other sublicensees in other specified circumstances. The share of the royalty we receive from Chiesi and any other sublicensee that we have agreed to pay to Xenon decreases to a mid-single digit percentage after patent coverage expires, and the obligation terminates 10 years after the first commercial sale of the product. We have also agreed to pay Xenon development milestone fees totaling a maximum of C$350,000, plus an additional maximum of C$200,000 per additional product for a different indication upon our achievement of specified development milestones, as well as fees upon our achievement of specified regulatory milestones totaling a maximum of C$400,000 plus an additional maximum of C$400,000 per additional product for a different indication; or, if higher, a double digit percent share of any non-royalty fees we receive from a sublicensee.

The agreement will remain in effect until we or Xenon exercise our rights to terminate it. Either party may terminate the agreement in circumstances relating to the other party's insolvency or bankruptcy.

Aventis.    In 2006, we entered into a license agreement with Aventis Pharma, S.A., or Aventis, which we amended in 2013. Under the license agreement, Aventis has granted us an exclusive license, with a right to sublicense, to patents owned by Aventis and co-owned by Aventis and UBC, to develop, use, make, sell and offer to sell gene therapies containing a recombinant virus with an LPL gene.

Under the agreement, we made a one-time upfront payment to Aventis of €10,000 and agreed to pay Aventis a high single-digit to sub-teen double-digit royalty as a percentage of our net sales of licensed products, or if sales are made by a commercialization partner, a low single-digit as a percentage of net sales royalty, or, if higher, a high single-digit to sub-teen double-digit royalty as a percentage of royalties we receive from such commercialization partner plus an equivalent percentage of the price we invoice the commercialization partner for the licensed products less our cost of goods sold, subject to a floor of a low single-digit percentage of net sales by Chiesi or another commercialization partner. We have also agreed to pay Aventis a one-time milestone fee of €50,000 upon our achievement of a specified regulatory milestone and €75,000 upon our achievement of a specified commercial milestone.

In conjunction with amending the agreement in 2013, we have agreed to provide Aventis with a right of first negotiation regarding a specified product candidate to treat AIP if, at the time we complete Phase I/II clinical trials of the product candidate or within a specified period thereafter, we contemplate entering into a partnership for the co-development and commercialization of the product candidate.

The agreement will remain in effect until the expiration of the protection provided by the licensed patents, or until we or Aventis exercise our rights to terminate it. Aventis may terminate the agreement in circumstances relating to our bankruptcy.

Asklêpios Biopharmaceutical.    In 2010, we entered into a license agreement with AskBio under which AskBio granted us a non-exclusive, worldwide license, with a right to sublicense, to patents relating to administration of an AAV vector to muscle tissue for use in treatment of LPLD with Glybera or other products that contain an AAV vector having an AAV genetic construct encoding an LPL gene variant, to research, develop, make, use, sell, offer for sale, and import the products to treat LPLD.

We made a one-time upfront payment to AskBio of $50,000 and have agreed to pay AskBio annual maintenance fees during the term of the license.

The agreement will remain in effect on a country-by-country basis until the earlier of June 5, 2016 or the expiration of the last to expire of the valid claims in the licensed patents. We may terminate the agreement for convenience at any time subject to a specified notice period.

Salk Institute for Biological Studies.    In 2008, we entered into a license agreement with the Salk Institute for Biological Studies, or Salk, which we amended in 2013. Under the license agreement, Salk has granted us a non-exclusive license to specified biological materials and patents relating to a DNA promoter, to research, develop, make, use, import, offer for sale, and sell products using their technology for gene therapy. We have a right to enter into sublicenses under this agreement, subject to prior written consent by Salk, which may not be unreasonably withheld, and to other conditions.

Payment obligations under the agreements include an upfront payment of $35,000 in 2008 and $5,000 in 2013 in connection with an amendment and consent to sublicense to Chiesi, both of which we have paid, as well as annual maintenance fees, a royalty equal to a low single-digit percentage of net sales, if any, of licensed products sold by us, or, if higher, by Chiesi, and payments of a low single-digit percentage of all execution fees, maintenance fees, milestone fees and other non-royalty payments received by us from Chiesi or any other sublicensee.

The agreement will remain in effect on a country-by-country basis until the latest of 15 years from the effective date, the date of expiration of the last to expire licensed patent or the abandonment of the last remaining licensed patent application.

AmpliPhi Biosciences.    In 2006, we entered into a license agreement with AmpliPhi (formerly Targeted Genetics Corporation), which we amended in 2013. Under the license agreement, AmpliPhi has granted us a non-exclusive, worldwide sublicense to patents exclusively licensed by AmpliPhi from the University of Pennsylvania, or Penn, relating to AAV1, to make, develop, use, sell, offer to sell and import products using the patent rights to treat LPLD type 1, which includes the Glybera patient population, and LPLD type 5 by in vivo gene therapy. We may only grant sublicenses under this agreement with the consent of AmpliPhi and Penn, which may not be unreasonably withheld.

We have to date paid to AmpliPhi a one-time up-front payment of $1,750,000. We have agreed to pay AmpliPhi annual fees, a total of $4,950,000 in development and regulatory milestone payments, which we have paid , and a royalty equal to a low single-digit percentage of net sales, if any, of licensed products sold by us or Chiesi.

Either party may terminate the agreement in circumstances relating to the other party's insolvency or bankruptcy. We may terminate the agreement for convenience at any time subject to a specified notice period.

If the agreement is terminated by us due to AmpliPhi's insolvency, bankruptcy or material uncured breach, or if AmpliPhi's license agreement with Penn is terminated, our license from AmpliPhi may be assigned to Penn. The assignment must be made on our request but is at Penn's discretion, which Penn may not unreasonably withhold, provided that the agreement specifies that Penn's obligations are consistent with its current obligations and provided that we assume all AmpliPhi's obligations.

  Hemophilia B

St. Jude Children's Research Hospital.    In 2008, we entered into a license agreement with St. Jude, which we amended in 2012. Under the license agreement, St. Jude has granted us an exclusive license, with a right to sublicense, to patent rights relating to expression of hFIX in gene therapy vectors, to make, import, distribute, use and commercialize products containing hFIX covered by a valid patent claim in the field of gene therapy for treatment or prophylaxis of hemophilia B. In addition, we have a first right of negotiation regarding any patent applications that are filed by St. Jude for any improvements to the patent rights licensed to us.

We have agreed to pay St. Jude a royalty equal to a low single-digit percentage of net sales, if any, by us or our sublicensees of products covered by the licensed patent rights, and a portion of certain amounts we receive from sublicensees ranging from a mid-single digit to a mid-teen double digit percentage of such amounts. We have also agreed to pay St. Jude one-time milestone fees totaling $6,500,000 upon the achievement of specified development and regulatory milestones, and an annual maintenance fee creditable against royalties and milestones in the same year. We have agreed to use commercially reasonable efforts to diligently develop and commercialize products licensed under this agreement.

The agreement will remain in effect until no further payment is due relating to any licensed product under this agreement or either we or St. Jude exercise our rights to terminate it. St. Jude may terminate the agreement in specified circumstances relating to our insolvency. We may terminate the agreement for convenience at any time subject to a specified notice period.

  AIP

Digna Biotech.    In 2010, we entered into a license agreement with Digna Biotech, S.L, or Digna Biotech, Fundación para la Investigación Médica Applicada, or FIMA, the members of a collaborative research consortium known as UTE CIMA, and Proyecto de Biomedicina CIMA S.L., or Proyecto, which superseded several prior agreements amongst such parties. We refer to Digna Biotech, FIMA, UTE CIMA and Proyecto collectively as the CIMA Parties. Under the license agreement, Proyecto granted us an exclusive, worldwide license, with a right to sublicense, under its interest in patent rights we jointly own with Proyecto relating to PBGD gene therapy to use, develop, make, have made and commercialize products using the licensed patent rights. In addition, UTE CIMA granted us a non-exclusive, worldwide license, with the right to grant sublicenses, under certain patent rights, know-how and materials required for the use, development, manufacture or commercialization of products covered by our exclusive license from Proyecto in the gene therapy field.

We have agreed to pay Digna Biotech royalties equal to a mid-single digit percentage of net sales, if any, by us or our affiliates of licensed products covered by our exclusive license and a sub-teen double-digit percentage share of net revenues we receive from our sublicensees. Digna Biotech is responsible for apportioning the amounts we pay Digna Biotech amongst the CIMA Parties.

Under the agreement we have to use commercially reasonable efforts to further develop, manufacture and commercialize licensed products as soon as reasonably practicable.

The agreement will remain in effect until our payment obligations expire or we or another party exercise our rights to terminate it. A party may terminate the agreement in circumstances relating to another party's insolvency or bankruptcy or if our agreement under which Digna Biotech is conducting a Phase I clinical trial of AMT-021 terminates. We may terminate this agreement for convenience, subject to a specified notice period. If Digna Biotech terminates the license agreement for breach or insolvency, we or Digna Biotech terminate the license agreement because our other agreement with Digna Biotech terminates other than for breach or insolvency of Digna Biotech or if we terminate the license agreement for convenience, the CIMA Parties will have the exclusive right to use the patent rights we jointly own with Proyecto that were exclusively licensed to us to further develop and commercialize licensed products for the treatment or prevention of AIP without financial obligations to us.

  Parkinson's disease

Amgen.    In 2010, we entered into a license agreement with Amgen, Inc. which superseded a prior 2008 agreement. Under the license agreement, Amgen granted us an exclusive, worldwide license, with a right to sublicense, to patents and know-how relating to GDNF to research, develop, make, use, offer for sale, sell, import, export and otherwise exploit gene therapies capable of delivering GDNF, the gene encoding GDNF, or any fragment of GDNF that has specified functional activity, which we refer to as GDNF products. The license exclusivity, and our obligation to make the revenue sharing payments described below, with respect to a given GDNF product in a given country expires on the later of expiration of the last-to-expire licensed patent in such country that covers such GDNF product and the tenth anniversary of the first commercial sale of such GDNF product in such country. Thereafter the license would become non-exclusive with respect to that GDNF product in that country.

We have agreed to pay Amgen revenue sharing payments equal to a sub-teen double-digit percentage of net revenues, if any, that we receive from our sales of GDNF products, from granting sublicenses under the intellectual property licensed from Amgen or from granting licenses under certain of our intellectual property rights. Upon receipt of the first marketing approval anywhere in the world for the first GDNF product we have also agreed to pay Amgen a one-time milestone fee of the greater of $10 million or a sub-teen double digit percentage of any milestone payments we receive from third parties with respect to receiving such approval.

We agreed to use reasonably diligent efforts to develop at least one GDNF product and seek to obtain regulatory approvals for this GDNF product in the United States and the European Union, and to commercialize it.

We granted Amgen an option to negotiate an exclusive license from us to research, develop, make, use, offer for sale, sell and otherwise exploit GDNF products in the United States, Mexico and Canada. Amgen may exercise the option within a specified period following completion of the first Phase II clinical trial of the first GDNF product we develop. If Amgen exercises the option but we and Amgen do not execute a definitive agreement to grant these rights to Amgen within a specified period of time, we retain these rights but may not grant development or commercialization rights to a third party in these North American countries on financial terms less favorable to us than those last offered by Amgen.

The agreement will remain in effect until either we or Amgen exercise our rights to terminate it. We may terminate the agreement for convenience at any time subject to a specified notice period. If we terminate the agreement for convenience, or if Amgen terminates the agreement due to our uncured material breach, rights to GDNF products will revert to Amgen. As part of such reversion, if Amgen requests, we have agreed to grant Amgen an exclusive, worldwide license under our relevant intellectual property rights so that Amgen can research, develop, make, use, offer for sale, sell and otherwise exploit GDNF products, subject to a specified revenue sharing and a one-time regulatory milestone payment from Amgen to us.

UCSF.    In 2012, we entered into a data license agreement with the University of California in San Francisco, or UCSF, related to UCSF's rights to the clinical trial data from a Phase I/II clinical trial, sponsored by the NIH, and that UCSF is conducting, of a product candidate consisting of an AAV2 vector carrying the GDNF gene, and to certain related preclinical data and know-how. Under the data license agreement, UCSF granted us a non-exclusive license, with a right to sublicense, to research, develop, make, use, offer for sale, sell and otherwise exploit pharmaceutical products containing or consisting of an AAV2 genetic construct encoding GDNF, or any fragment of GDNF that has specified functional activity, for the therapeutic, palliative and prophylactic treatment of Parkinson's disease in humans. During the term of the data license agreement, UCSF has agreed not to grant to any other for-profit entity any of the rights granted to us thereunder, except under specified circumstances involving a breach of our diligence obligations described below.

Payment obligations under the agreement include a one-time, up-front payment of $300,000, which we have paid, a royalty equal to a low single-digit percentage of our net sales, if any, of products that are identified or developed through material use of the data licensed from UCSF, or identified products, as well as third party license fees with the percentage due to UCSF ranging from a low double-digit percentage for earlier-granted sublicenses to a low single-digit percentage for later-granted sublicenses. Our obligation to pay UCSF earned royalties with respect to a given country begins on the first commercial sale of an identified product in such country, and our obligation to pay earned royalties and third-party license fees expires on the tenth anniversary of such first commercial sale, after which the data license will become perpetual, non-exclusive, fully paid-up, and royalty-free in such country.

The UCSF agreement also contains certain other obligations we have agreed to complete by specified dates, including obligations to deliver to UCSF by June 12, 2014 specified materials for UCSF to complete a non-clinical study of an AAV2 vector carrying the GDNF gene, to demonstrate equivalent product release specifications of our vector to the vector used in the ongoing NIH-sponsored Phase I clinical trial, to pursue a bridging study using our AAV2 vector carrying a GDNF gene, and to use commercially reasonable efforts to proceed, either directly or through a third party licensee, to develop, seek to obtain regulatory approval for and market at least one identified product in the United States and the European Union.

If we materially fail to comply with any of the diligence obligations described above and do not cure such failure within specified cure periods, UCSF may at its option either terminate the data license agreement or be freed from its covenant not to grant to any other for-profit entity any of the rights granted to us thereunder.

The data license agreement will remain in effect until all of our payment obligations to UCSF have ended in all countries, unless either we or UCSF exercise our rights to terminate it earlier. UCSF may terminate the agreement in specified circumstances relating to our bankruptcy. We may terminate the agreement for convenience at any time subject to a specified notice period.

Trade Secrets

In addition to patents and licenses, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of the process by which we manufacture Glybera and our gene therapies are based on unpatented trade secrets and know-how. We seek to protect our proprietary technology and processes and obtain and maintain ownership of certain technologies, in part, through confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Trademarks

uniQure and Glybera are registered trademarks in various jurisdictions including the United States and the European Union. We intend to seek trade mark protection for other product candidates as and when appropriate.

Strategic Collaboration

In April 2013, we entered into two agreements with Chiesi. One is an agreement for the commercialization of Glybera for LPLD and the second is an agreement for the co-development and commercialization of our hemophilia B program. To date, under these two collaborations we have received €17.0 million in upfront payments aggregate non-equity funding, as well as a €14.0 million investment in our ordinary shares. Additionally, the agreements provide us with research funding for further development of our hemophilia B product candidate, the potential for commercial milestone payments of up to €42.0 million for Glybera for LPLD, and payments for commercial quantities of Glybera we supply to Chiesi. We summarize the key terms of these two agreements below.

Glybera for LPLD

Overview.    In April 2013, we entered into an agreement with Chiesi to commercialize Glybera for LPLD in the following countries, which we refer to as the Chiesi Glybera territory:

  •
  the then current 27 member states of the European Union plus Iceland, Liechtenstein and Norway;

  •
  Albania, Andorra, Bosnia, Croatia, Macedonia, Monaco, Montenegro, Republic of San Marino, Serbia (including Kosovo), Switzerland and Vatican City; and

  •
  Algeria, Brazil, China, Egypt, Mexico, Morocco, Pakistan, Russia and ex-Soviet countries (Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kirghizstan, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan), Tunisia and Turkey.

In all other countries of the world, including the United States and Japan, we retain all product rights to Glybera for LPLD.

Under the terms of the agreement, we received a €2.0 million upfront payment in recognition of our past expenditures developing the product. In addition, we are eligible to earn up to €42.0 million in commercial milestone payments. We will receive payment for individual quantities of the product we manufacture and supply under the agreement, payable partly upon order and partly following delivery of such product quantities, and amounting to the greater of (1) 40% of the average net sales price of the product and (2) the fully loaded cost of goods plus 20% mark-up for each patient dose sold.

Under the agreement, we appointed Chiesi as our distributor with the exclusive right to commercialize, itself or through affiliates, with our written consent, or other sub-distributors, Glybera for LPLD in the Chiesi Glybera territory. The appointment includes an exclusive license grant to our trademark "Glybera" in the Chiesi Glybera territory for the purposes of the agreement, as well as a license to certain intellectual property rights controlled by us. Chiesi is generally required to commercialize the product exclusively under the "Glybera" name.

Under the terms of the agreement, Chiesi does not have the right to carry out any research or development with respect to Glybera or to manufacture Glybera or have Glybera manufactured, except for certain exceptions, such as our failure to supply the product to them. During the term of the agreement, we are required to manufacture and supply, and Chiesi is required to purchase from us all of its requirements for Glybera for commercialization under the agreement.

Commercialization Obligations.    Chiesi has the sole right and responsibility to commercialize Glybera in the Chiesi Glybera territory at its expense using no less than commercially reasonable efforts, including compliance with an agreed marketing plan and budget and the allocation of an agreed minimum workforce to the commercialization of the product. Chiesi will also be responsible for conducting price and reimbursement submissions to the relevant reimbursement bodies. We and Chiesi have allocated between us responsibilities for the filing, holding and maintenance associated with marketing authorizations for Glybera in the various countries and jurisdictions covered by our agreement, as well as associated costs.

Governance.    Our collaboration with Chiesi is guided by a joint steering committee and a joint commercialization committee. Subject to limitations specified in the agreement, if the applicable governance committee is not able to make a decision by consensus and the parties are not able to resolve the issue through escalation to the superior committee or, in some cases, specified senior executive officers of the parties, then:

  •
  we have final decision-making authority with respect to all matters related to research or development in relation to Glybera, with reasonable input from Chiesi taking into account territory-specific matters;

  •
  Chiesi has final decision-making authority with respect to all matters related to commercialization of Glybera in the Chiesi Glybera territory, with reasonable input from us taking into account our global product strategy;

  •
  on regulatory matters with respect to Glybera we generally will jointly work with Chiesi towards a regulatory strategy for Glybera in the countries of the Chiesi Glybera territory that are not member states of the European Union; and

  •
  any other matter will be decided by binding arbitration.

Exclusivity Restrictions.    During the term of the agreement, we may not offer for sale, sell, license or otherwise commercialize Glybera in the Chiesi Glybera territory other than in compliance with the terms of the agreement. Moreover, to the fullest extent consistent with applicable laws, each of Chiesi and we may not, directly or indirectly, develop, manufacture or commercialize in the Chiesi Glybera territory any gene therapy-based product for the treatment of LPLD, other than Glybera in accordance with the terms of the agreement.

Term and Termination.    Our agreement with Chiesi will remain in force, on a country-by-country basis, until the latest of:

  •
  12 years from the first commercial sale of Glybera in the relevant country;

  •
  expiry of any regulatory exclusivity granted by any marketing authorization or any other regulatory approval in the relevant country; or

  •
  expiry of the last valid claim of specified patent rights covering Glybera in the relevant country.

Unless terminated by a party with three months written notice to the other party prior to the end of the initial or any subsequent term, the agreement will automatically renew for successive five year terms. Chiesi has the right to terminate the agreement in its entirety in case of our failure to supply Glybera for a period of at least nine months, provided such failure to supply is not caused by a force majeure event and other pre-conditions for termination are met. Either party may also terminate the agreement in its entirety in the event of a material breach by the other party, in the event the other party becomes subject to specified bankruptcy, insolvency or similar circumstances, or if the other party or any of its affiliates or, as the case may be, sub-distributors challenges the validity of any trademark to which rights are granted under the agreement. We may terminate the agreement in its entirety if Chiesi or any of its affiliates or sub-distributors challenges the validity, enforceability, patentability or scope of any valid claim included in any of the patents covering Glybera. We may also terminate this agreement in its entirety or with respect to particular countries if Chiesi fails to meet certain commercialization requirements and such failure is not caused by a force majeure event or our failure to supply. After termination in certain circumstances, we will have continuing supply obligations.

Hemophilia B (AMT-060)

Overview.    In April 2013, we entered into a co-development and license agreement with Chiesi in respect of our hemophilia B gene therapy program in the following countries, which we refer to as the Chiesi hemophilia B territory:

  •
  the then current 27 member states of the European Union plus Iceland, Liechtenstein and Norway; and

  •
  Albania, Algeria, Andorra, Bosnia, Brazil, Croatia, Egypt, Macedonia, Mexico, Monaco, Montenegro, Morocco, Pakistan, Republic of San Marino, Russia and ex-Soviet countries (Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrghyzstan, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan), Serbia (including Kosovo), Switzerland, Tunisia, Turkey, and Vatican City.

In all other countries of the world, including the United States, China and Japan, we retain all product rights to our hemophilia B program.

Under the terms of the agreement, we received a €15.0 million upfront payment. In addition, we will share equally with Chiesi specified development costs attributable to the program according to a defined development plan and budget, including costs associated with preclinical and clinical studies as well as development and regulatory milestone payments associated with existing in-license agreements. For the commercialization of the hemophilia B program, we and Chiesi will negotiate a supply and distribution agreement prior to dosing the first patent in a pivotal study, which shall govern the economic terms for commercialization of our hemophilia B program.

Under the agreement, we granted to Chiesi and its affiliates an exclusive license, for the Chiesi hemophilia B territory, to co-develop, together with us, and exclusively commercialize a gene therapy for the treatment of hemophilia B in humans that includes an AAV5 vector containing a functional copy of the codon-optimized hFIX gene or part thereof under the control of a liver-specific promoter. Chiesi granted to us the right to use relevant data related to such product and generated under this development program in connection with development and regulatory activities conducted by us or on our behalf outside of the Chiesi hemophilia B territory.

Research Obligations.    We and Chiesi must use commercially reasonable efforts to conduct the activities assigned to each of us under the agreed development plan and budget. Specifically, we are responsible for all activities to develop the product in the Chiesi hemophilia B territory, including all clinical development activities required to obtain marketing authorization in the Chiesi hemophilia B territory, with particular emphasis on France, Germany, Italy, Spain and the United Kingdom, and must provide supplies of the product as necessary for the activities under the development plan and budget. We are also obligated to provide commercial supply of the product to Chiesi pursuant to a supply and distribution agreement, which we shall negotiate as noted above. Chiesi is responsible for all launch and pre-launch activities for the product in the territory, including regulatory filings and approvals, interaction with regulatory authorities, key opinion leader development, market research and pricing and reimbursement studies.

Governance.    Our collaboration with Chiesi is initially guided by at least a joint steering committee and a joint development committee. Subject to limitations specified in the agreement, if the applicable governance committee is not able to make a decision by consensus and the parties are not able to resolve the issue through escalation to the superior committee or, in some cases, specified senior executive officers of the parties, then:

  •
  we will generally have final decision-making authority with respect to all research and development activities with respect to the product, with reasonable input from Chiesi taking into account territory-specific matters;

  •
  Chiesi will generally have final decision-making authority with respect to all commercialization activities with respect to the product in the territory, with reasonable input from us taking into account our global product strategy; and

  •
  certain items specifically identified in the agreement will require a unanimous decision of both parties.

With respect to regulatory matters, we and Chiesi will jointly work towards a regulatory strategy for the licensed product in the Chiesi hemophilia B territory, with an understanding that Chiesi will have the final decision right on the regulatory strategy for the product in the territory, and will support our global regulatory strategy for the licensed product unless such support leads to a material increase in costs or time to market for Chiesi. Any other matter will be decided by binding arbitration.

Exclusivity Restrictions.    During the term of the agreement neither party may, directly or indirectly, undertake the development, manufacture or commercialization anywhere in the Chiesi hemophilia B territory of any gene therapy for hemophilia B in humans other than the licensed product.

Term and Termination.    Our agreement with Chiesi will remain in force, on a country-by-country basis, until the latest of:

  •
  12 years from the first commercial sale of the licensed product in the relevant country;

  •
  expiry of any regulatory exclusivity granted by any marketing authorization or any other regulatory approval in the relevant country; or

  •
  expiry of the last valid claim of the licensed patents covering the licensed product in the relevant country.

Unless terminated by a party with three months written notice prior to the end of the initial or any subsequent term, the agreement will automatically renew for successive five-year terms. Chiesi may terminate the agreement for convenience upon six months' prior notice to us at any time during the term following the first six months of the agreement. Chiesi also has the right to terminate the agreement in its entirety in case of our failure to supply the licensed product for a period of at least nine months, provided such failure to supply is not caused by a force majeure event. The agreement may also be terminated in its entirety by either party in the event of a material breach by the other party, or if the other party or any of its affiliates or third party contractors challenges the validity, enforceability, patentability or scope of any claim included in any licensed patent.

Competition

The biotechnology and pharmaceutical industries, including in the gene therapy field, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

We are aware of several companies focused on developing gene therapies in various indications, including bluebird bio, Sangamo BioScience, AGTC, Oxford Biosciences, Spark Therapeutics, Audentes Therapeutics, RegenX and Asklepios, as well as several companies addressing other methods for modifying genes and regulating gene expression. Although companies and research institutions in the gene therapy field tend to focus on particular target indications, any advances in gene therapy technology made by a competitor may be used to develop therapies competing against Glybera or one of our product candidates. We may also face competition with respect to the treatment of some of the diseases that we are seeking to target with our gene therapies from protein pharmaceuticals under development at pharmaceutical and biotechnology companies such as Pfizer, Baxter, Bayer, Novo Nordisk, Genzyme, Shire, BioMarin, Biogen Idec and numerous other pharmaceutical and biotechnology firms.

We must also compete with existing standards of care, therapies and symptomatic treatments, as well as any new therapies that may become available in the future for the indications we are targeting. For example, for our internal programs, our competition includes the following:

  •
  Glybera.  The current standard of care for the treatment of LPLD is a restricted diet. We are aware that Novartis is developing a diacylglycerol acyltransferase-1, or DGAT-1, inhibitor, which is currently in a Phase III clinical trial for the treatment of familial chylomicronemia syndrome, and which could compete with Glybera as a treatment alternative for LPLD for a subset of patients if proven effective and approved for marketing.

  •
  Hemophilia B.  Hemophilia B is typically treated through a program of protein replacement therapy. There are a number of companies that manufacture and market protein therapies for this condition. Biogen Idec has filed a BLA with the FDA seeking approval to market and distribute a longer-acting protein replacement therapy product that would only have to be administered twice a month as opposed to several times a week. In addition, we understand that several companies are developing gene therapies for hemophilia B. Asklepios and Spark Therapeutics have announced Phase I/II studies with AAV-based gene therapy approaches.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third party payors. We also believe that, due to the small size of the patient populations in the orphan indications we target, being first to market will be a significant competitive advantage. We believe that our advantages in vector and manufacturing technology will allow us to reach market in a number of indications ahead of our competitors, and to capture the markets in these indications.

We believe that our EMA-approved, commercially scalable, economically feasible manufacturing process provides a significant competitive advantage in the gene therapy field. We also believe that, in having addressed the manufacturing challenges historically associated with this field, we have positioned ourselves as a key collaboration partner for academic research institutions with exciting early stage pre-clinical programs. We expect that this will help to keep us in the forefront of the field in the development of gene therapies for rare and other diseases.

Government Regulation and Reimbursement

Government authorities in the United States, European Union and other countries extensively regulate, among other things, the approval, research, development, pre-clinical and clinical testing, manufacture (including any manufacturing changes), packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, biological products and medical devices. We believe that all of our product candidates will be regulated as biological products, or biologics, and in particular, as gene therapies, and will be subject to such requirements and regulations under U.S. and foreign laws.

Regulation in the United States

In the United States, the Food and Drug Administration, or FDA, regulates biologics under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act, or FDCA, and regulations and guidances implementing these laws. Obtaining regulatory approvals and ensuring compliance with applicable statutes and regulatory requirements entails the expenditure of substantial time and financial resources. The failure to comply with applicable requirements may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by FDA to approve pending applications, withdrawal of a license, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, fines, and civil or criminal investigations and penalties brought by the Department of Justice and other federal and state government agencies.

All of our current product candidates are subject to regulation by the FDA as biologics. An applicant seeking approval to market and distribute a new biologic in the United States must typically undertake the following:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies in compliance with FDA's good laboratory practice, or GLP, regulations;

  •
  submission to FDA of an Investigational New Drug, or IND Application, which allows human clinical trials to begin unless the FDA objects within 30 days;

  •
  approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

  •
  performance of adequate and well-controlled human clinical trials in accordance with FDA's or EMA's good clinical practices, or GCP, to establish the safety, potency, purity and efficacy of the proposed biological product for each indication;

  •
  preparation and submission to FDA of a Biologics License Application, or BLA;

  •
  satisfactory review of the BLA by an FDA advisory committee, when appropriate or if applicable;

  •
  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;

  •
  payment of user fees and securing FDA approval of the BLA; and

  •
  compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by FDA.

Human Clinical Studies Under an IND

Clinical trials involve the administration of the investigational biologic to human subjects under the supervision of qualified investigators in accordance with GCP requirements. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to FDA as part of an IND. A clinical trial may not proceed unless and until an IND becomes effective, which is 30 days after its receipt by FDA unless before that time FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold.

In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB must operate in compliance with FDA regulations, and information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

  •
  Phase I: The biological product is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness.

  •
  Phase II: The biological product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  •
  Phase III The biological product is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labelling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to FDA and more frequently if serious adverse events occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the biologic has been associated with unexpected serious harm to patients.

FDA Guidance Governing Gene Therapy Products

The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that FDA will consider at each of the above stages of development and relate to, among other things, the proper preclinical assessment of gene therapies; the chemistry, manufacturing, and control information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high.

If a gene therapy trial is conducted at, or sponsored by, institutions receiving the NIH funding for recombinant DNA research, a protocol and related documentation must be submitted to, and the study registered with, the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules prior to the submission of an IND to FDA. In addition, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH will convene the Recombinant DNA Advisory Committee (RAC), a federal advisory committee, to discuss protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify FDA of the RAC's decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public.

Compliance with cGMP Requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products must also register their establishments with FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer, or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specification.

Submission of a BLA

The results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to FDA as part of a BLA requesting a license to market the product for one or more indications. Under federal law, the submission of most BLAs is subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved BLA is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,600 per establishment. These fees are typically increased annually. The FDA has agreed to specified performance goals in the review of BLAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for "priority review" products are meant to be reviewed within six months of filing.

The FDA may also refer applications to an advisory committee for review and a vote on approval. Typically, an advisory committee includes clinicians and other experts who review, evaluate and vote on a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Expedited Review

The FDA is authorized to expedite the review of BLAs in several ways. Under the fast track program, the sponsor of a biologic candidate may request FDA to designate the product for a specific indication as a fast track product concurrent with or after the filing of the IND for the product candidate. In addition to other benefits, such as the ability to use surrogate endpoints and have greater interactions with FDA, FDA may initiate review of sections of a fast track product's BLA before the application is complete. FDA may also take certain actions with respect to products designated as breakthrough therapies, including holding meetings with the sponsor and the review team throughout the development process; providing timely advice to and communication with the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking certain steps to design the clinical trials in an efficient manner.

FDA's Decision on a BLA and Post-Approval Requirements

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biological product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for FDA to reconsider the application. If and when those deficiencies have been addressed to FDA's satisfaction in a resubmission of the BLA, FDA will issue an approval letter.

If FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess a biologic's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including Risk Evaluation and Mitigation Strategies (REMS). The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.

Following approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval. The product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. Other post-approval requirements include reporting of cGMP deviations that could affect the identity, potency, purity and overall safety of a distributed product, reporting of adverse effects, reporting new information regarding safety and efficacy, maintaining adequate record-keeping, and complying with electronic record and signature requirements.

Biosimilars and Exclusivity

The 2010 Patient Protection and Affordable Care Act authorized FDA to approve biosimilars. Under the Act, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product." In order for FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product. A finding of "interchangeability" requires that a product is determined to be biosimilar to the reference product, and that the product can be expected to produce the same clinical results as the reference product. An application for a biosimilar product may not be submitted to FDA until four years following approval of the reference product, and it may not be approved until 12 years thereafter. These exclusivity provisions only apply to biosimilar companies and not companies that rely on their own data and file a full BLA.

Orphan Drug Exclusivity

Under the Orphan Drug Act, FDA may designate a biological product as an "orphan drug" if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biological product available in the United States for treatment of the disease or condition will be recovered from sales of the product). If a product with orphan status receives the first FDA approval, it will be granted 7 years of market exclusivity (meaning that FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances). Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. In the European Union, we have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity. The FDA has also granted orphan drug designation to Glybera for treatment of LPLD, meaning that it will receive orphan drug exclusivity if it is the first product approved for that indication.

Pediatric Exclusivity

Pediatric exclusivity is another type of regulatory exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including orphan exclusivity and exclusivity against biosimilars. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity cover the product are extended by six months.

FDA Regulation of Companion Diagnostics

We may seek to develop in vitro and in vivo companion diagnostics for use in selecting the patients that we believe will respond to our gene therapies. FDA officials have issued draft guidance that, when finalized, would address issues critical to developing in vitro companion diagnostics, such as biomarker qualification, establishing clinical validity, the use of retrospective data, the appropriate patient population and when FDA will require that the device and the drug be approved simultaneously. The draft guidance issued in July 2011 states that if safe and effective use of a therapeutic product depends on an in vitro diagnostic, then FDA generally will require approval or clearance of the diagnostic at the same time that FDA approves the therapeutic product. The FDA has yet to issue further guidance, and it is unclear whether it will do so, or what the scope would be.

Anti-Kickback Provisions and Requirements

The federal anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, have also been alleged by government agencies to violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Coverage, Pricing and Reimbursement

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third party payors are also increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

As a result, the marketability of any product which receives regulatory approval for commercial sale may suffer if the government and third party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on drug pricing. Coverage policies, third party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products that receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the European Union proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the European Union. In addition, drugs are subject to the extensive price and reimbursement regulations of the various European Union member states.

Clinical trials

As is the case in the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended, provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all—currently 28—European Union member states.

Pursuant to Regulation (EC) No 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, advanced therapy medicinal products as defined in Regulation (EC) No 1394/2007, drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs pursuant to Regulation (EC) No 141/2000. The Committee for Medicinal Products for Human Use, or CHMP, established within the EMA also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance. Given our focus on gene therapies, which fall within the category of advanced therapy medicinal products, or ATMPs, and orphan indications, our products and product candidates should typically qualify for the centralized procedure.

In the marketing authorization application, or MAA, the applicant has to properly and sufficiently demonstrate the quality, safety and efficacy of the drug. Under the centralized approval procedure, the CHMP, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance. For ATMPs, a special scientific committee within the EMA known as the Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality safety and efficacy of each ATMP for which a MAA is submitted. The CAT's opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT's draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification.

The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

The maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application. This period will be suspended until such time as the supplementary information requested by the CHMP, or in the case of ATMPs information also requested by the CAT, has been provided by the applicant. Likewise, this time-limit will be suspended for the time allowed for the applicant to prepare oral or written explanations. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

If the CHMP concludes that the quality, safety and efficacy of the product is sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the European Union.

The European Commission may grant a so-called "marketing authorization under exceptional circumstances". Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

  •
  the applicant must complete an identified programme of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

  •
  the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorised person; and

  •
  the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual re-assessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a "normal" marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial 5 years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Union also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator's data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, pre-clinical tests and clinical trials.

Additional rules apply to medicinal products for pediatric use under Regulation (EC) No 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No 469/2009, however not in cases in which the relevant product is designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000, as amended. Instead, medicinal products designated as orphan medicinal product may enjoy an extension of the ten-year market exclusivity period granted under Regulation (EC) No 141/2000 to twelve years subject to the conditions applicable to orphan drugs.

Manufacturing and manufacturers' license

Pursuant to Directive 2003/94/EC as transposed into the national laws of the member states, the manufacturing of investigational medicinal products and approved drugs is subject to a separate manufacturer's license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Advertising

In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising. All medicines advertising must be consistent with the product's approved summary of products characteristics, factual, accurate, balanced and not misleading. Advertising of medicines pre-approval or off-label. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or regulatory review and approval.

Other Regulatory Requirements

A holder of a marketing authorization for a medicinal product is legally obliged to fulfill a number of obligations by virtue of its status as a marketing authorization holder, or MAH. The MAH can delegate the performance of related tasks to third parties, such as distributors or marketing partners, provided that this delegation is appropriately documented and the MAH maintains legal responsibility and liabilty.

The obligations of an MAH include:

  •
  Manufacturing and Batch Release.  MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities.

  •
  Pharmacovigilance.  MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight. submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the EMA.

  •
  Advertising and Promotion.  MAH holders remain responsible for all advertising and promotion of its products, including promotional activities by other companies or individuals on their behalf and in some cases must conduct internal or regulatory pre-approval of promotional materials.

  •
  Medical Affairs/Scientific Service.   MAHs are required to disseminate scientific and medical information on its medicinal products to healthcare professionals, regulators and patients.

  •
  Legal Representation and Distributor Issues.  MAHs are responsible for regulatory actions or inactions of their distributors and agents.

  •
  Preparation, Filing and Maintenance of the Application and Subsequent Marketing Authorization.  MAHs must maintain appropriate records, comply with the marketing authorization's terms and conditions, fulfill reporting obilgations to regulators, submit renewal applications and pay all appropriate fees to the authorities.

We hold the marketing authorization under exceptional circumstances granted for Glybera and we may hold any future marketing authorizations granted for our product candidates in our own name, or appoint an affiliate or a collaboration partner to hold marketing authorizations on our behalf. Any failure by an MAHto comply with these obligations may result in regulatory action against an MAHand ultimately threaten our ability to commercialize our products.

Reimbursement

In the European Union, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. In respect of the public systems reimbursement for standard drugs is determined by guidelines established by the legislator or responsible national authority. The approach taken varies from member state to member state. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU countries require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

Orphan Drug Regulation

In the European Union, Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

  •
  that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the Community when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

  •
  that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application.

If a European Union-wide community marketing authorization in respect of an orphan drug is granted pursuant to Regulation (EC) No 726/2004 or if all the European Union member states have granted marketing authorizations in accordance with the procedures for mutual recognition, the European Union and the member states will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar drug if:

  •
  the holder of the marketing authorization for the original orphan drug has given its consent to the second applicant;

  •
  the holder of the marketing authorization for the original orphan drug is unable to supply sufficient quantities of the drug; or

  •
  the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

Regulation (EC) No 847/2000 lays down definitions of the concepts 'similar drug' and 'clinical superiority'. Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

Regulation in Other Countries

For other countries outside of the United States and the European Union the requirements governing the development and approval process as well as post-approval and pricing and reimbursement requirements vary from country to country. In general, clinical studies are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles originating from the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

History of uniQure

Our business was founded in 1998 by scientists who were investigating LPLD at the Academic Medical Center of the University of Amsterdam, or AMC. In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. Since our first institutional venture capital financing in 2006, we have funded our operations primarily through private and public placements of equity securities and convertible debt securities. Our predecessor entity, Amsterdam Molecular Therapeutics (AMT) N.V., or AMT, completed an initial public offering of its ordinary shares on Euronext Amsterdam in 2007 and subsequently delisted from that exchange in 2012. uniQure acquired the business of AMT in the first half of 2012.

Facilities

Our headquarters and principal laboratories are located at Meibergdreef in Amsterdam, the Netherlands, which we lease from the AMC. This 25,932 square-foot location also houses our manufacturing facility, which the EMA has approved for clinical and commercial grade production. The lease for this facility terminates in 2016. We also have a leased facility in Lexington, Massachusetts, where we have begun the build-out of a 53,000 square foot manufacturing facility. The lease for this facility terminates in 2024, and subject to the provisions of the lease, may be renewed for two subsequent five year terms.

Legal Proceedings

We are not involved in any material legal proceedings.

In October 2013, we received notice of a claim from Extera Partners, a consulting firm based in Cambridge, Massachusetts, regarding a fee alleged to be due in respect of consulting services provided to us in connection with a partnering transaction. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, we receive from Chiesi pursuant to our collaboration agreements entered into in the second quarter of 2013. Our engagement letter with Extera Partners contains a cap limiting the maximum payment to €5 million. We have reviewed this claim with counsel and believe that the claim is without merit. We intend to vigorously defend against it.

Employees

As of September 30, 2013, we had a total of 76 employees, of whom 27 had an M.D. or Ph.D. degree, or the foreign equivalent. Of these employees, 19 were engaged in research and development, six in clinical development, and two in business development functions. We also engaged 33 consultants and contract workers. We do not currently have in place a works council. We believe that our relations with our employees are good.

MANAGEMENT

General

We have a two-tier board structure consisting of our management board (raad van bestuur) and a separate supervisory board (raad van commissarissen). Below is a summary of relevant information concerning our supervisory board, management board and senior management, as well as a brief summary of certain significant provisions of Dutch corporate law, the articles of association that will be in effect upon the closing of this offering and the Dutch Corporate Governance Code, or DCGC, in respect of our management board and supervisory board.

Members of Our Supervisory Board, Management Board and Senior Management

Supervisory board

The following table sets forth information with respect to each of our supervisory board members and their respective ages as of the date of this prospectus. The terms of office of all our supervisory board members expire according to a rotation plan drawn up by our supervisory board. The business address of our supervisory board members is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

Our supervisory board is currently composed of the following members, all of whom will be independent under applicable NASDAQ standards immediately following the closing of this offering:

NAME	AGE	POSITION	MEMBER SINCE(1)
Ferdinand Verdonck	71	Member of the Supervisory Board (Chairman)	July 2012
Sander Slootweg	45	Member of the Supervisory Board	April 2012
Sander van Deventer	59	Member of the Supervisory Board	April 2012
Joseph M. Feczko	64	Member of the Supervisory Board	April 2012
François Meyer	65	Member of the Supervisory Board	April 2012
Paula Soteropoulos	46	Member of the Supervisory Board	July 2013

(1)
For periods prior to 2012, certain of our directors served as directors of AMT, our predecessor entity.

Ferdinand Verdonck has served as our chairman since July 2012 and served as chairman of the AMT supervisory board from April 2007 until July 2012. He is a director on the boards of J.P. Morgan European Investment Trust, Groupe SNEF, Laco Information Services and Virtus Funds. Mr. Verdonck is a member of the General Council of the Vlerick Leuven Ghent Management School. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. He has previously served as chairman of Banco Urquijo, a director of Dictaphone Corporation and a director of the Dutch Chamber of Commerce for Belgium and Luxembourg, member of the General Council and chairman of the audit committee of the Vlerick Leuven Ghent Management School. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago. We believe that Mr. Verdonck is qualified to serve on our supervisory board due to his expertise in the financial services and manufacturing industries and his service on the boards of directors of other companies.

Sander Slootweg has served as a member of our supervisory board since April 2012 and served as member of the AMT supervisory board from September 2006 to April 2012, including as Chairman from 2006 to 2007. Mr. Slootweg is a managing partner at Forbion Capital Partners, the Netherlands, a venture capital firm he co-founded in 2006. He currently serves on the boards of Forbion's portfolio companies

Xention, Ltd, Pulmagen Therapeutics, Ltd, Dezima Pharma, B.V., Ario Pharma Ltd. and Oxyrane, Ltd. In addition, in recent years Mr. Slootweg has served on the boards of Argenta Discovery Ltd (sold to Galapagos in 2010), Alantos Pharmaceuticals, Inc. (sold to Amgen in 2007), BioVex Group, Inc. (sold to Amgen in 2011), Impella Cardiosystems AG (sold to Abiomed, Inc. in 2005), Glycart AG (sold to Roche in 2005), Cambridge Drug Discovery Ltd (sold to Biofocus Plc in 2001) Fovea Pharmaceuticals S.A. (sold to Sansfi-Aventis in 2009) and Pieris AG. Mr. Slootweg holds degrees in Business and Financial Economics from the Free University of Amsterdam and in Business Administration from Nijenrode University, The Netherlands. We believe that Mr. Slootweg is qualified to serve on our supervisory board due to his expertise in the healthcare technology industry and his service on the boards of directors of other companies.

Sander van Deventer has served as a member of our supervisory board since April 2012 and served as member of the AMT supervisory board from April 2010 to April 2012. Dr. van Deventer was one of our co-founders and currently chairs uniQure's Scientific Advisory Board. He served as our interim Chief Executive Officer from January to October 2009. He is Professor of Translational Gastroenterology at the Leiden University Medical Center since 2008 and a partner of Forbion Capital Partners, which he joined in 2006. He serves on the boards of Cardoz AS, Argos Biotherapeutics, gICare Pharma Inc and Hookipa Biotech. He was previously a professor, head of the department of experimental medicine and chairman of the department of gastroenterology of the Academic Medical Center at the University of Amsterdam from 2002 to 2004, and subsequently professor of experimental medicine at the University of Amsterdam Medical School until 2008. He has more than 15 years of experience in biotechnology product development. He is the author of more than 350 scientific articles in peer-reviewed journals, and he serves as an advisor to regulatory authorities including the EMA and FDA. Dr. van Deventer holds a degree in medicine as well as a Ph.D. from the University of Amsterdam. We believe that Dr. van Deventer is qualified to serve on our supervisory board due to his expertise in the biotechnology industry and his service on the boards of directors of other biotechnology companies.

Joseph M. Feczko has served as a member of our supervisory board since April 2012 and served as a member of the AMT supervisory board from August 2010 to April 2012. Dr. Feczko worked for Pfizer Inc. from 1986 to 2009, where he held positions of increasing responsibility in clinical research, regulatory affairs and safety culminating in the role of Senior Vice President and Chief Medical Officer. Dr. Feczko is chairman of the board of directors at Cardoz Pharmaceuticals AB, and a director of Keryx Biopharmaceuticals, Inc. and ChemoCentryx Inc., as well as a member of the supervisory board of Cytheris. He is also a member of the board of directors of Accordia Global Health Foundation and the Foundation of National Institute of Health and a trustee of the New York Academy of Medicine. Dr. Feczko is a member of the Technical Expert Committee for the International Trachoma Initiative of the Task Force for Global Health. Between 2006-2011 he was a member of the Governing Board of the Technology Strategy Board of the United Kingdom. Dr. Feczko is Board Certified in Internal Medicine and Infectious Diseases. Dr. Feczko holds a bachelor of science degree from Loyola University and an M.D. from the University of Illinois College of Medicine. We believe that Dr. Feczko is qualified to serve on our supervisory board due to his expertise in the pharmaceutical and biotechnology industries.

François Meyer has served as a member of our supervisory board since April 2012 and served as a member of the AMT supervisory board from July 2010 to April 2012. Dr. Meyer is CEO and Chairman of the board of TxCell SA, a cell therapy company located in France. Prior to this, he was CEO of Gencell, a fully owned gene therapy subsidiary of Aventis until 2006. He was senior vice president R&D at Aventis Pharma until 2002 and prior to that he led global research at Rhone Poulenc Rorer. In the earlier part of his career he held senior management positions at Sandoz and led the gene and cell therapy business. He was a member of the board of directors and scientific advisory board of a number of biotech companies in the gene and cell therapy area including Introgen Therapeutics, Inc., Gene Therapy Inc., Systemix, Inc. and Biotransplant, Inc. We believe that Dr. Meyer is qualified to serve on our supervisory board due to his expertise and insight in the biotechnology industry.

Paula Soteropoulos has served as a member of our supervisory board since July 2013. Ms. Soteropoulos is Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances of Moderna Therapeutics, Inc. a position she had held since July 2013. Previously, Ms. Soteropoulos has worked at Genzyme Corporation, a biotechnology company, from 1992 to 2013, most recently as Vice President and General Manager, Cardiovascular, Rare Diseases. Ms. Soteropoulos holds a bachelor of science degree in chemical engineering and a master of science degree in chemical and biochemical engineering, both from Tufts University. We believe Ms. Soteropoulos is qualified to serve on our supervisory board due to her extensive experience in the biotechnology industry.

Management board

The following table sets out information with respect to each of our management board members, their respective ages and their positions at uniQure as of the date of this prospectus. The business address of our management board members is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

NAME	AGE	POSITION	DATE OF APPOINTMENT
Jörn Aldag	54	Chief Executive Officer	October 4, 2009
Piers Morgan	47	Vice President, Chief Financial Officer	December 1, 2009

Jörn Aldag has served as our chief executive officer since he joined AMT, now uniQure, in October 2009. He has led our corporate development including the expansion of our gene therapy pipeline, the marketing authorization process with the EMA for Glybera and the recapitalization of AMT to form uniQure. Before joining our company he was instrumental in building Evotec AG, a drug discovery company listed on the Frankfurt Stock Exchange, serving as chief financial officer from 1997 to 2000 and as president and chief executive officer from 2001 to 2009. Prior to Evotec, Mr. Aldag served in various financial management positions at MAN AG, and as Business Director at Treuhandanstalt, the agency responsible for privatizing the East German economy after the German reunification. Mr. Aldag is Chairman of Molecular Partners AG, Zurich, Switzerland, and holds business degrees from the Harvard Business School (Advanced Management Program) and the European Business School. We believe that Mr. Aldag is qualified to serve on our management board due to his broad expertise in the biotechnology industry and his deep general management experience.

Piers Morgan has served as our chief financial officer since he joined AMT in December 2009. Mr. Morgan is currently chairman of the board and a member of the audit committee of Trino Therapeutics, a biotechnology company. He has more than thirteen years of experience as chief financial officer of several biotechnology companies, including Phytopharm plc, BioAlliance Pharma SA, and Arrow Therapeutics Ltd. Prior to this period, he spent ten years in investment banking, working in mergers & acquisitions and equity capital markets with Close Brothers and Ernst & Young corporate finance. He qualified as a chartered accountant in London with PricewaterhouseCoopers. Mr. Morgan holds a degree in law and management studies from Cambridge University. We believe that Mr. Morgan is qualified to serve on our management board due to his expertise in the biotechnology industry and his accounting background.

Senior management

Our management board is supported by our senior management team. The following table sets forth information with respect to each of the members of our senior management team, their respective ages and their positions as of the date of this prospectus. The business address of the members of our senior management is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

NAME	AGE	POSITION
Philip Astley-Sparke	42	President, US Operations
Christian Meyer, M.D.	46	Chief Medical Officer
Harald Petry	54	Vice President, Research and Development
Hans Preusting	51	Vice President, Business Development
Hans Christian Rohde	56	Chief Commercial Officer

Philip Astley-Sparke has served as the president of our United Stated operations since January 2013. Mr. Astley-Sparke has been a venture partner at Forbion Capital Partners, a venture capital fund, since May 2012. He served as vice president and general manager at Amgen, Inc., a biopharmaceutical company, until December 2011, following Amgen's acquisition of BioVex Group, Inc., a biotechnology company, in March 2011. Mr. Astley-Sparke had been president and chief executive officer of BioVex Group since 2007, which he joined in 2000, and previously served in the roles of President & COO and CFO. He oversaw the company's relocation to the U.S. where he grew operations from scratch, including overseeing the construction of a commercial-grade manufacturing facility. Prior to Biovex, Mr. Astley-Sparke was a healthcare investment banker with Chase H&Q/Robert Fleming. He qualified as a chartered accountant with Arthur Andersen in London and holds a bachelor's degree in cellular pathology and molecular pathology from Bristol University in the United Kingdom. He also serves as chairman of the board of Oxyrane, a biotechnology company.

Christian Meyer, M.D.    has served as our chief medical officer since October 2013. Dr. Meyer has more than 13 years of clinical research experience with both biotechnology companies and large pharma, with particular expertise in the development of treatments for rare diseases, including acute intermittent porphyria and lysosomal storage disorders. From 2010-2013 he was the chief medical officer at Cardoz AB, a pharmaceutical company. Prior to that, from 2006 to 2010, Dr. Meyer held leadership positions in clinical development at Symphogen A/S, a biopharmaceutical company, where he was senior vice president for medical affairs and vice president of clinical development. Prior to Symphogen A/S, he played an important role in clinical development at Zymenex A/S and spent five years in clinical development at Novo Nordisk A/S, both biopharmaceutical companies. Dr. Meyer received both his M.D. and Ph.D. degrees from the University of Copenhagen, Denmark.

Harald Petry has served as our vice president of research and development since January 2012. Dr. Petry joined AMT in May 2007 as director of research and development. He has worked in the area of gene therapy for more than 15 years and has extensive experience in pharmaceutical research. Prior to joining us, he worked at Jenapharm GmbH (Germany), a pharmaceutical company, from 2001 to 2002 and Berlex Biosciences (US), a biotechnology company, from 2002 to 2007 in different functions with increasing managerial and leadership responsibility. Dr. Petry holds his doctoral degree in biology from Justus-Liebig-Universität Giessen.

Hans Preusting has served as our vice president of business development since July 2011, still at AMT, where he first joined us as a Director of Process Development and Manufacturing, in August 2006. He holds a PhD in biochemistry and an MBA from Rotterdam School of Management. He has more than 20 years of experience in product development and manufacturing using fermentation and cell culture techniques. Prior to joining us, he was at Solvay Pharmaceuticals, DSM and Gist-brocades. Dr. Preusting holds two patents and has published more than 20 scientific articles.

Hans Christian Rohde has served as our chief commercial officer since December 2012. Mr. Rohde has almost 25 years of experience in commercial roles at leading biotechnology and pharmaceutical companies. From 2007 until 2012 he was chief commercial officer at Basilea Pharmaceutica, a pharmaceutical company, and member of its executive management committee with responsibility for global commercial operations, marketing, supply chain, medical affairs, pricing and market access. Prior to Basilea Pharmaceutica, Mr. Rohde was corporate vice president, head of global therapeutic areas reproductive health and endocrinology at Merck-Serono, a pharmaceutical company, from 2003 until 2007. Before this he was responsible for international marketing and global market development at Biogen Idec, a biotechnology company. Mr Rohde holds a masters of science from the University of Copenhagen and a masters of business administration from the Birmingham Business School, the University of Birmingham in the UK.

Corporate Governance

Supervisory Board

Our supervisory board is responsible for the supervision of the activities of our management board and our company's general affairs and business. Our supervisory board may also, on its own initiative, provide the management board with advice and may request any information from the management board that it deems appropriate. In performing its duties, the supervisory board is required to act in the interests of our company (including its stakeholders) and its associated business as a whole. The members of the supervisory board are not authorized to represent us in dealings with third parties.

The articles of association of our company provide that members of the supervisory board are appointed at the general meeting of shareholders following a non-binding proposal of the supervisory board. The number of supervisory board members is determined by the supervisory board itself.

Our articles of association provide that members of our supervisory board will serve for a maximum term of four years, unless the resolution appointing a supervisory board member provides otherwise, and may only be reappointed twice. The articles of association provide that the supervisory board members must retire periodically in accordance with a rotation plan to be adopted by the supervisory board. The supervisory board appoints a chairman from among its members if there is more than one supervisory director.

Under our articles of association, the general meeting of shareholders may suspend or dismiss supervisory board members at any time. A resolution by the general meeting of shareholders to suspend or dismiss a supervisory director requires at least a two thirds majority of the votes cast, provided such majority represents more than half the issued share capital, unless the proposal was made by the supervisory board, in which case a simple majority of the votes cast is sufficient.

Our supervisory board can only adopt resolutions by an absolute majority of the total number of votes to be cast if the majority of the supervisory board members then in office are present or represented. The supervisory board may also adopt resolutions outside a meeting, provided that such resolutions are adopted in writing and submitted to all members of the supervisory board and provided that no such supervisory board member objects to adopting resolutions without conducting a meeting. Each supervisory board member is entitled to cast one vote.

Management Board

Our management board is responsible for the day-to-day management of our operations under the supervision of the supervisory board. The management board is required to

  •
  keep the supervisory board informed in a timely manner in order to allow the supervisory board to carry out its responsibilities;

  •
  consult with the supervisory board on important matters; and

  •
  submit certain important decisions to the supervisory board for its approval, as more fully described below.

Our management board may perform all acts necessary or useful for achieving our corporate purposes, other than those acts that are prohibited by law or by our articles of association, as more fully discussed below. The management board as a whole, or any two members acting jointly, is authorized to represent us in dealings with third parties.

Under our articles of association, the number of members of the management board is determined by the supervisory board and the management board must consist of at least one member.

Members of the management board are appointed by the general meeting of shareholders following a non-binding proposal of the supervisory board. Our articles of association provide that, unless the resolution appointing a management board member provides otherwise, members of our management board will serve for a maximum term of four years and may only be reappointed immediately following one term for a term of not more than four years at a time.

The general meeting of shareholders may suspend or dismiss members of the management board at any time. The supervisory board may also suspend members of the management board at any time. A suspension of a management board member by the supervisory board may be discontinued at any time by action by the general meeting of shareholders.

Under the Dutch Civil Code, decisions of our management board require approval by our general meeting of shareholders if and when these relate to an important change in the identity or character of the company or of our business. Such decisions include:

  •
  a transfer of all or substantially all of our business to a third party;

  •
  the entry into or termination of, by ourselves or one of our subsidiaries, a material long-term cooperation with another person or partnership or a general or limited partnership in which we serve as a general partner;

  •
  the acquisition or divestment of an interest in the capital of another legal person or partnership as a participating holding (deelneming), within the meaning of the Dutch Civil Code, having a value of at least one-third of the aggregate amount of our assets according to our most recent consolidated annual balance sheet.

Under our articles of association, the following decisions of the management board must be approved by the supervisory board:

  •
  the sale or disposition of all, or an essential part of, our assets;

  •
  the issuance and acquisition of shares and of debentures chargeable against us or chargeable against a limited partnership (commanditaire vennootschap), or a general partnership (vennootschap onder firma) of which we are the fully liable partner;

  •
  the application for quotation, or withdrawal of quotation, of our shares or debt on any stock exchange;

  •
  our entry into or termination of any long-term, material cooperation by us or our subsidiary with another legal entity or partnership;

  •
  our investment in the capital of another company in an amount equal to at least one-fourth of our issued capital plus our reserves, as reflected on our most recent balance sheet, as well as a material change to such investment;

  •
  filing a petition for bankruptcy (faillissement) or for suspension of payments (surseance van betaling);

  •
  the termination of a significant number of our employees simultaneously or within a short period of time;

  •
  a significant change in the employment conditions of our employees; and

  •
  a decrease in our issued capital.

Our supervisory board may determine that a resolution that would otherwise be subjected to its approval will not require such approval if the amount involved does not exceed a value fixed by the supervisory board and notice is given to the management board in writing. Our supervisory board may also require that additional actions, beyond those listed above, by the management board be conditioned upon the supervisory board's approval. Such actions must be clearly specified to the management board in writing. The absence of approval of the supervisory board does not affect the authority of the management board or its members to represent us in dealings with third parties.

The management board must inform the supervisory board in writing of the key elements of our strategic policy, our general and financial risks and our management and control system at least once a year.

Committees of the Supervisory Board

Upon the completion of this offering, we will have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Upon the completion of this offering, our audit committee will consist of Messrs. Ferdinand Verdonck (Chairman),                              , and                              . Each member satisfies the independence requirements of the NASDAQ listing standards, and Mr.                              qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our supervisory board. The audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee will be responsible for, among other things:

  •
  making recommendations to our supervisory board regarding the appointment by the general meeting of shareholders of our independent auditors;

  •
  overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

  •
  pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

  •
  reviewing the independence and quality control procedures of the independent auditors;

  •
  discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;

  •
  reviewing and approving all proposed related-party transactions;

  •
  discussing the annual audited consolidated and statutory financial statements with management;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor's engagement letter and independence letter and other material written communications between the independent auditors and the management; and

  •
  attending to such other matters as are specifically delegated to our audit committee by our supervisory board from time to time.

Remuneration Committee

Upon the completion of this offering, our remuneration committee will consist of Messrs. Sander van Deventer, Joseph Feczko, and Francois Meyer. Each member satisfies the independence requirements of the NASDAQ listing standards. The remuneration committee will assist the supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the remuneration committee will be responsible for, among other things:

  •
  reviewing and making recommendations to the supervisory board with respect to compensation of our management board and supervisory board members;

  •
  reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

  •
  overseeing the evaluation of our management;

  •
  reviewing periodically and making recommendations to our supervisory board with respect to any incentive compensation and equity plans, programs or similar arrangements;

  •
  exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

  •
  attending to such other matters as are specifically delegated to our compensation committee by our supervisory board from time to time.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of Messrs.                              ,                              , and                             . Each member satisfies the independence requirements of the NASDAQ listing standards. The nominating and corporate governance committee will assist the supervisory board in selecting individuals qualified to become our supervisory directors and in determining the composition of the supervisory board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  recommending to the supervisory board persons to be nominated for election or re-election to the supervisory board at any meeting of the shareholders;

  •
  overseeing the supervisory board's annual review of its own performance and the performance of its committees; and

  •
  considering, preparing and recommending to the supervisory board a set of corporate governance guidelines.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of NASDAQ rules are described below:

  •
  We do not intend to follow NASDAQ's quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

  •
  We do not intend to follow NASDAQ's requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ's listing standards. As a Dutch company listed on a government-recognized stock exchange, we are required to apply the provisions of the DCGC, or explain any deviation from the provisions of such code in our Dutch annual report required by Dutch law.

Because we are a foreign private issuer, our supervisory board members, management board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation

Supervisory Board Compensation

The members of our supervisory board receive board fees of €20,000 per year. The chairman receives board fees of €30,000 per year. In addition, members receive €1,500 for attendance in person at each supervisory board meeting and €500 for attendance by telephone. In 2012, the aggregate compensation paid to our supervisory directors was €255,000, consisting of the payments set forth below:

(€ in thousands)	SHARE-BASED PAYMENTS(1)	BOARD FEE	2012 TOTAL
Ferdinand Verdonck	14	29	43
Sander van Deventer(2)	—	8	8
Joseph Feczko	40	29	69
Francois Meyer	40	29	69
Sander Slootweg(3)	—	—	—
Philippe Van Holle(4)	40	26	66

Total	134	121	255

(1)
The share-based payment reflects the value of share options granted during the year, as required by IFRS.
(2)
Following the combination of uniQure and AMT on April 5, 2012, Professor van Deventer has received no remuneration.
(3)
Appointed April 5, 2012; Mr. Slootweg receives no remuneration.
(4)
Resigned January 1, 2013.

Management Board and Other Senior Management Compensation

The table below sets out a breakdown of the compensation in 2012 of the members of the management board and senior management:

(€ in thousands)	SHORT TERM EMPLOYEE BENEFITS	SHARE-BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
Jörn Aldag	437	359	64	—	—	860
Piers Morgan	258	150	28	—	—	436

Total for Management Directors	695	509	92	—	—	1,296

Senior Management	689	452	41	—	—	1,182

Total	1,384	961	133	—	—	2,478

(1)
The share-based payment reflects the value of options granted during the year together with a charge for the period to April 5, 2012 in respect of options granted by AMT.

Our Chief Executive Officer, Jörn Aldag, is entitled to a bonus in the event of a sale of our company equal to 1% of the total consideration payable in such sale. Such bonus would take the form of consideration received by our shareholders in connection with such sale, and would be payable as and when the consideration is paid to our shareholders.

2013 Share Incentive Plan

Our 2013 Plan was adopted by our supervisory board and approved by our shareholders in                             , 2013. We will begin making grants under the 2013 Plan following the effective date of the Registration Statement of which this prospectus forms a part. The 2013 Plan provides for the grant of incentive share options, non-statutory share options, share appreciation rights, restricted share awards, restricted share units and other share-based or cash awards. Upon effectiveness of the plan, the number of shares that will be reserved for issuance under the 2013 Plan will be                             . Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2013 Plan. However, incentive share options may only be granted to our employees. The maximum number of ordinary shares with respect to which awards may be granted to any participant under the 2013 Plan is 1,000,000 per calendar year. For purposes of this limit on the maximum number of shares that may be awarded to any participant, the combination of an option in tandem with a share appreciation right will be treated as a single award.

Pursuant to the terms of the 2013 Plan, our supervisory board administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

  •
  the number of ordinary shares covered by options and the dates upon which the options become exercisable;

  •
  the type of options to be granted;

  •
  the duration of options, which may not be in excess of ten years;

  •
  the exercise price of options, which must be at least equal to the fair market value of our ordinary shares on the date of grant; and

  •
  the number of ordinary shares subject to and the terms of any share appreciation rights, restricted share awards, restricted share units or other share-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our supervisory board delegates authority to an executive officer to grant awards under our 2013 Plan, the executive officer will have the power to make awards to all of our employees, except herself or himself, any other executive officer and any other person that our supervisory board may from time to time designate in writing as not being eligible. Our supervisory board will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our supervisory board may, in its sole discretion, take any one or more of the following actions pursuant to the 2013 Plan as to some or all outstanding awards other than restricted shares:

  •
  provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

  •
  upon written notice to a participant, provide that all of the participant's unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant;

  •
  provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of ordinary shares will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of ordinary shares subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

  •
  provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds.

Our supervisory board does not need to take the same action with respect to all awards and may take different actions with respect to portions of the same award.

In the case of certain restricted share units, no assumption or substitution is permitted, and the restricted share units will instead be settled in accordance with the terms of the applicable restricted share unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted share awards will continue for the benefit of the successor company and will, unless the supervisory board may otherwise determine, apply to the cash, securities or other property into which our ordinary shares are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted share award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted share award.

At any time, our supervisory board may, in its sole discretion, provide that any award under the 2013 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part.

No award may be granted under the 2013 Plan on or after                             , 2023. Our supervisory board may amend, suspend or terminate the 2013 Plan at any time, except that shareholder approval may be required to comply with applicable law or stock market requirements. While our ordinary shares are listed on the NASDAQ Global Market, we may not, without shareholder consent, amend, cancel or take any action under the 2013 Plan that constitutes a "repricing" within the meaning of the rules of the NASDAQ Global Market.

2012 Option Plan

We adopted our 2012 Option Plan in June 2012, which we refer to as the 2012 plan. As of September 30, 2013, a total of 10,906,414 shares have been approved to be issued pursuant to options granted under the 2012 Option Plan.

The 2012 plan allows us to grant options to acquire ordinary shares to employees of uniQure and its subsidiaries as determined from time to time by our management board after authorization from our supervisory board. The 2012 plan is administered and all grants under the 2012 plan must be approved by our supervisory board. All grants of options to members of our management board and supervisory board must also be approved by the general meeting of shareholders to the extent required by Dutch law.

Options granted under the 2012 plan generally vest at a rate of one-third on the first anniversary of the grant date with the remainder vesting on a straight line daily basis over the next two years.

Substantially all options under our 2012 plan will vest in full upon the completion of this offering. No further grants will be made under the 2012 plan following the closing of this offering.

RELATED-PARTY TRANSACTIONS

Since January 1, 2010, we have engaged in the following transactions with the members of our supervisory board, management board, senior management, holders of class A ordinary shares, and their affiliates, which we refer to as our related parties.

2012 and 2013 Convertible Notes

In December 2012, January 2013 and March 2013, we sold convertible promissory notes in the aggregate principal amount of €13.5 million in a private placement to certain of our existing investors, which we refer to as the convertible notes. The convertible notes accrued interest at a rate equal to 8% per year, and had a maturity date of December 31, 2014, unless previously converted. No payments of principal or interest were made under these notes. In addition, in connection with the issuance of the convertible notes we issued the holders of such convertible notes warrants to purchase an aggregate of 185,873 of our class A ordinary shares. In July 2013, the convertible notes were converted into an aggregate of 668,163 of our class A ordinary shares.

The following table sets forth the participation in this financing by our related parties:

PURCHASER	AGGREGATE PRINCIPAL AMOUNT OF CONVERTIBLE NOTES	CLASS A ORDINARY SHARES ISSUED UPON CONVERSION OF CONVERTIBLE NOTES	CLASS A ORDINARY SHARES ISSUABLE UPON EXERCISE OF WARRANTS
Forbion Co-Investment Cooperatief U.A.(1)	€1,000,000	495,049	49,504
Cooperatieve Gilde Healthcare II U.A.	€1,000,000	495,049	49,504
Coller International Partners V-A, L.P.	€10,000,000	4,950,495	495,049
Lupus Alpha	€1,000,000	495,049	49,504
Grupo Netco	€497,000	246,036	24,602

(1)
Sander Slootweg, a member of our supervisory board, is an Managing Partner at Forbion Capital Partners. Sander van Deventer, a member of our supervisory board, is a partner at Forbion Capital Partners.

2012 Share Purchase Incentive Plan

In November 2012, we raised an aggregate of €552,202 through the issue of class B ordinary shares at a price of €0.614 per share in part to members of our supervisory board and senior management, including Joseph Feczko, Francois Meyer, Ferdinand Verdonck, Piers Morgan and Hans Christian Rohde.

2012 Public to Private Transaction

In April 2012, we completed the acquisition of the business of AMT. In connection with this transaction, we issued 31,101,065 ordinary shares to the AMT shareholders as consideration for the business of AMT.

The following table sets forth the number of ordinary shares received by our related parties.

SHAREHOLDER	NUMBER OF ORDINARY SHARES
Entities affiliated with Forbion(1)	5,987,685
Cooperatieve Gilde Healthcare II U.A.	6,081,803
Ferdinand Verdonck	131,178
Sander van Deventer	49,298
Joseph M. Feczko	118,843
François Meyer	88,860
Jörn Aldag	119,299
Piers Morgan	21,765
Harald Petry	3,137
Hans Preusting	12,639

Issuance of Class A Ordinary Shares Pursuant to Conversion of Convertible Notes

As part of the transaction with AMT, we assumed a €5.0 million convertible loan provided to AMT by Forbion in December 2009. On April 5, 2012, this loan, together with accrued interest of €320,000, was converted into our class A ordinary shares at a price of €1.00 per share, resulting in the issue to Forbion of 5,320,000 class A ordinary shares. The terms of the conversion represented an amendment to the original conversion price of €3.69 per AMT share. This amendment to the conversion terms formed part of the terms of the acquisition.

Issuance of Class A Ordinary Shares to Forbion

On April 5, 2012, we raised €6.0 million through an issue to Forbion of 9,771,987 of our class A ordinary shares at a price of €0.614 per share.

Issuance of Class A Ordinary Shares to Gilde

On May 18, 2012, we raised a further €1.0 million through the issue of 1,628,664 of our class A ordinary shares to Gilde at a price of €0.614 per share.

Issuance of AMT Ordinary Shares

In October 2010, AMT issued 8.4 million of its ordinary shares at a price per share of €1.70 for a purchase price of €14.3 million.

The following table sets forth the participation in this financing by our executive officers, entities affiliated with our directors and our ten percent shareholders and their affiliates.

PURCHASER	AMT ORDINARY SHARES PURCHASED
Forbion Capital Fund I Cooperatief U.A.(1)	588,235
Cooperatieve Gilde Healthcare II U.A.	882,353
Jörn Aldag	29,412
Piers Morgan	11,765

(1)
Sander Slootweg, a member of our supervisory board, is a managing partner at Forbion Capital Partners. Sander van Deventer, a member of our supervisory board, is a partner at Forbion Capital Partners.

Advisory Agreement

Dr. Van Deventer, who served as our interim Chief Executive Officer from February to November 2010 and currently serves as an advisor to us and as a member of our supervisory board, is a partner of Forbion. In 2010, 2011 and 2012, Dr. Van Deventer received advisory fees of €19,000, €56,000 and €8,000 from us.

Shareholders Agreements

Class A Shareholders Agreement

On April 19, 2012, we, entities affiliated with Forbion and Cooperatieve Gilde Healthcare II U.A, entered into a class A shareholders agreement, which we refer to as the class A shareholders agreement.

The shareholders agreement includes provisions related to:

  •
  registration rights in respect of our shares, in case they are listed on a United States securities exchange, which rights have been waived in connection with this offering

  •
  the management of our company, including nomination rights relating to our supervisory board and our management board, consent rights of our supervisory board, approval rights of shareholders, pre-emptive rights, dividends and voting; and

  •
  the transfer of shares, including the prohibition of share transfers unless permitted by the shareholders

Upon consummation of this offering, the class A shareholders agreement will terminate.

Class B Shareholders Agreement

On April 19, 2012, we, entities affiliated with Forbion, Cooperatieve Gilde Healthcare II U.A and Stichting Administratiekantoor uniQure, B.V., entered into a class B shareholders agreement, which we refer to as the class B shareholders agreement.

The shareholders agreement includes provisions related to:

  •
  the management of our company, including nomination rights relating to our supervisory board and our management board, consent rights of our supervisory board, approval rights of shareholders, pre-emptive rights, dividends and voting; and

  •
  the transfer of shares, including the prohibition of share transfers unless permitted by the shareholders

Upon consummation of this offering, the class B shareholders agreement will terminate.

Class C Shareholders Agreement

On July 8, 2013, we, our existing shareholders, Stichting Administratiekantoor uniQure, B.V. and Chiesi Farmaceutici S.p.A., entered into a class C shareholders agreement, which we refer to as the class C shareholders agreement.

The shareholders agreement includes provisions related to:

  •
  pre-emptive rights and dividends; and

  •
  the transfer of shares, including the prohibition of share transfers unless permitted by the shareholders

Upon consummation of this offering, the class C shareholders agreement will terminate.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2013 by:

  •
  each of the members of our management board and supervisory board;

  •
  each of our other members of senior management; and

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.

The column entitled "Percentage of Shares Beneficially Owned—Before Offering" is based on a total of 60,948,979 ordinary shares outstanding as of September 30, 2013, and gives effect to the conversion of our class A, class B and class C ordinary shares into ordinary shares prior to the closing of this offering.

The column entitled "Percentage of Shares Beneficially Owned—After Offering" also gives effect to                             ordinary shares that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 2013 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o uniQure B.V., Meibergdreef 61, 1105 BA, Amsterdam, the Netherlands.

		PERCENTAGE OF SHARES BENEFICIALLY OWNED
	NUMBER OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
5% Shareholders:
Entities affiliated with Forbion(1)	21,673,522	35.6%
Cooperatieve Gilde Healthcare II U.A.(2)	8,250,670	13.5%
Entities affiliated with Advent(3)	3,761,612	6.2%
Coller International Partners V-A, L.P.(4)	27,119,006	44.5%
Chiesi Farmaceutici S.p.A.(5)	5,546,070	9.1%
Management Board Members, Supervisory Board Members and Senior Management
Ferdinand Verdonck(6)	609,542	1%
Sander Slootweg(7)	21,673,522	35.6%
Sander van Deventer(8)	21,673,522	35.6%
Joseph M. Feczko(9)	272,116	*
François Meyer(10)	222,133	*
Jörn Aldag(11)	1,048,758	1.7%
Piers Morgan(12)	1,526,303	2.5%
Philip Astley-Sparke(13)	21,673,522	35.6%
Christian Meyer	—	—
Harald Petry(14)	390,411	*
Hans Preusting(15)	399,913	*
Hans Christian Rohde	65,500	*
Paula Soteropoulos(16)	50,000	*

*
Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)
Consists of (i) 4,938,367 ordinary shares held by Cooperatieve AAC LS U.A., or Cooperatieve; (ii) 7,308,884 ordinary shares held by Forbion Co-Investment Cooperatief U.A., or FCI; (iii) 9,327,469 ordinary shares held by Forbion Co-Investment II Cooperatief U.A., or FCI II; (iv) warrants held by FCI to purchase 49,504 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date; and (v) 49,298 ordinary shares held by SJH van Deventer CV, or SJH. Forbion 1 Management B.V., the director of Cooperatieve and FCI, and Forbion 1 Co II Management B.V., the director of FCI II, may be deemed to have voting and dispositive power over the ordinary shares held by Cooperatieve, FCI, FCI II and SJH. Investment decisions with respect to the ordinary shares held by Cooperatieve, FCI, FCI II and SJH can be made by any two of the six duly authorized representatives of Cooperatieve. Messrs. Slootweg, van Deventer and Astley-Sparke are partners of Forbion Capital Partners, which acts as the investment advisor to Cooperatieve, FCI, FCI II and SJH. Mr. Astley-Sparke, among others, acts as an independent contractor in an advisory function to Forbion as a venture partner. Mr. van Deventer is the sole shareholder of SJH. Each of Mr. Slootweg, Mr. van Deventer and Mr. Astley-Sparke disclaim beneficial ownership of such ordinary shares, except to the extent of his pecuniary interest therein. The address of Cooperatieve, FCI, FCI II and SJH is Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

(2)
Consists of (i) 8,205,516 ordinary shares held by Cooperatieve Gilde Healthcare II U.A and (ii) warrants held by Cooperatieve Gilde Healthcare II U.A to purchase 45,154 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date. The address of Cooperatieve Gilde Healthcare II U.A. is Newtonlaan 91, 3584 BP, Utrecht, The Netherlands.

(3)
Consists of (i) 3,724,371 ordinary shares beneficially owned by Advent Private Equity Fund IV LP and (ii) 37,241 ordinary shares held by Advent Management IV LP. Advent Venture Partners LLP is the manager of the Advent funds and may be deemed to have voting and dispositive power over the ordinary shares held by them. The registered office of Advent Management IV LP is 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom.

(4)
Consists of (i) 4,950,495 ordinary shares held by Coller International Partners V-A, L.P., or Coller; (ii) warrants held by Coller to purchase 495,049 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date; (iii) 4,938,367 ordinary shares held by Cooperatieve; (vi) 7,308,884 ordinary shares held by FCI; (vii) 9,327,469 ordinary shares held by FCI II; (viii) warrants held by FCI to purchase 49,504 shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date; and (ix) 49,298 ordinary shares held by SJH. See Note 1. Coller disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein. The address of Coller is c/o Coller Investment Management Limited, PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands.

(5)
The registered office of Chiesi Farmaceutici S.p.A is Via Palermo, 26, 43122 Parma, Italy.

(6)
Consists of 377,178 ordinary shares and options to purchase 232,364 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

(7)
Consists of securities held by entities affiliated with Forbion. See Note 1.

(8)
Consists of (i) securities held by funds affiliated with Forbion and (ii) 49,298 ordinary shares held by SJH. See Note 1. Dr. van Deventer is the sole shareholder of SJH. Dr. van Deventer disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(9)
Consists of 138,843 ordinary shares and options to purchase 133,273 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

(10)
Consists of 88,860 ordinary shares and options to purchase 183,273 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

(11)
Consists of 119,299 ordinary shares and options to purchase 929,639 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

(12)
Consists of 139,029 ordinary shares and options to purchase 1,387,274 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

(13)
Consists of securities held by entities affiliated with Forbion. See Note 1.

(14)
Consists of 3,137 ordinary shares and options to purchase 387,274 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

(15)
Consists of 12,639 ordinary shares and options to purchase 387,274 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

(16)
Consists of options to purchase 50,000 ordinary shares that are exercisable as of September 30, 2013 or will become exercisable within 60 days after such date.

DESCRIPTION OF SHARE CAPITAL

General

We were incorporated on January 9, 2012 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. On or prior to completion of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap) pursuant to a deed of amendment and conversion, which we refer to as the Deed of Amendment and Conversion, and our legal name will be UniQure N.V.

Our company is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel en Fabrieken) in Amsterdam, the Netherlands under number 54385229. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Meibergdreef 61, 1105 BA Amsterdam, the Netherlands.

As of the date of this prospectus, our share capital is divided into class A, B and C ordinary shares. All of our outstanding shares will be converted into ordinary shares pursuant to the Deed of Amendment and Conversion on or prior to completion of this offering. Our authorized share capital at the date of this prospectus amounts to €2,000,000. Our issued share capital at the date of this prospectus amounts to                .

As of the execution of the Deed of Amendment and Conversion, our authorized share capital will be               , divided into               ordinary shares, each with a nominal value of €0.05, and               preference shares, each with a nominal value of €0.05. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association.

We have adopted an anti-takeover measure pursuant to which our management board may, subject to supervisory board approval but without approval of the general meeting of shareholders, issue (or grant the right to acquire) preference shares. We may issue an amount of preference shares up to an amount equal to 100% of our issued share capital as per the moment immediately prior to the issuance of such preferred shares. The preference shares will then be issued to a separate, newly established foundation. The purpose clause in this foundation's articles of association will provide that it will act to serve the best interests of us, our associated business and all parties connected to us, by opposing any influences that conflict with these interests and threaten to undermine our continuity, independence and identity. This foundation will be structured to operate independently from us.

The preference shares will be issued to the foundation for their nominal value, of which only 25% will be due upon issuance. The voting rights of our shares are based on nominal value and, as we expect our shares to trade substantially in excess of nominal value, preference shares issued at nominal value will obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These preference shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate.

Our management board may issue these preference shares to protect us from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. These influences may include a third-party acquiring a significant percentage of our ordinary shares, the announcement of a public offer for our ordinary shares, other concentration of control over our ordinary shares or any other form of pressure on us to alter our strategic policies.

We intend to apply for the listing of our ordinary shares on the Nasdaq Global Market under the symbol "QURE".

Initial settlement of the ordinary shares offered in this offering is expected to take place on or about the completion date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ordinary shares.

Articles of Association and Dutch law

We refer to our articles of association as of the date of this prospectus as our "current articles." When we refer to our "articles of association" in this prospectus, we mean our articles of association as they will be in force after the execution of the Deed of Amendment and Conversion which is expected to take place prior to the consummation of this offering.

Our current articles were last amended by a deed of amendment, executed on July 24, 2013. We intend to further amend our current articles and convert our company into a public company with limited liability (naamloze venootschap) effective prior to the consummation of this offering. On                             , 2014 the general meeting of shareholders, resolved to amend the current articles and to convert into a public company with limited liability by means of the Deed of Amendment and Conversion, subject to completion of this offering. The draft Deed of Amendment and Conversion has been made available to the shareholders in advance of the date of the resolution and remains available for inspection by interested parties at our offices in Amsterdam, the Netherlands up to and including the completion of this offering.

Set forth below is a summary of relevant information concerning the material provisions of our articles of association and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Amendment of Articles of Association

The general meeting of shareholders, at the proposal of our management board, with the prior approval of our supervisory board, may resolve to amend our articles of association. A resolution taken by the general meeting of shareholders to amend our articles of association requires a simple majority of the votes cast.

Company's Shareholder Register

Subject to Dutch law and the articles of association, we must keep our shareholders' register accurate and up-to-date. Our management board keeps our shareholders' register and records names and addresses of all holders of shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The shareholders' register also includes the names and addresses of those with a right of use and enjoyment (vruchtgebruik) in shares belonging to another or a pledge over shares. The ordinary shares offered in this offering will be held through DTC, therefore DTC will be recorded in the shareholders register as the holder of the ordinary shares.

Corporate objectives

Under Article 3 of the current articles of association, our corporate objectives are:

  •
  to research, develop, produce and commercialize products, services and technology in the biopharmaceutical sphere;

  •
  to incorporate, participate in, conduct the management of and take any other financial interest in other companies and enterprises;

  •
  to render administrative, technical, financial, economic or managerial services to other companies, persons or enterprises;

  •
  to acquire, dispose of manage and exploit real and personal property, including patents, marks, licenses, permits and other intellectual property rights;

  •
  to borrow and/or lend moneys, act as surety or guarantor in any other manner, and bind itself jointly and severally or otherwise in addition to or on behalf of others,

the foregoing, whether or not in collaboration with third parties, and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense

Limitation on liability and indemnification matters

Under Dutch law, managing directors, supervisory directors and certain other representatives may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities. We have a policy insuring managing directors, supervisory directors and certain other representatives against damages resulting from their conduct when acting in their capacities as such directors or representatives. In addition, our articles of association provide for indemnification of our managing directors and supervisory directors, including reimbursement for reasonable legal fees and damages or fines incurred based on acts or failures to act in the performance of their duties. Such indemnification will not be available in instances of willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct unless Dutch law provides otherwise.

Shareholders' meetings and consents

General meeting

General meetings of shareholders are held in Amsterdam, or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. The annual general meeting of shareholders must be held within six months of the end of each financial year. Additional extraordinary general meetings of shareholders may also be held whenever considered appropriate by the management board or the supervisory board.

Pursuant to Dutch law, one or more shareholders, who alone or jointly represent at least one-tenth of the issued capital, may, on their application, be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if it does not appear that the applicants have previously requested that the management board and the supervisory board convene a general meeting of shareholders and neither the management nor the supervisory board has taken the necessary steps so that the general meeting of shareholders could be held within six weeks after the request.

General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits and proposals relating to the composition of the management board and/or the supervisory board, including filling any vacancies in the management board and/or the supervisory board. In addition, the agenda for the general meeting of shareholders includes such items as have been (1) included therein by the management board or the supervisory board and (2) requested by one or more shareholders and/or others entitled to attend general meetings of shareholders representing at least 3% of the issued share capital of a company or such lower percentage as the articles of association may provide. Our articles of association do not state such lower percentage. Such requests must be made in writing and received by the management board at least sixty days before the day of the meeting. Our management board may decide not to place items so requested on the agenda, if it believes that doing so would be detrimental to our vital interests. No resolutions will be adopted on items other than those which have been included in the agenda.

Pursuant to our articles of association, the general meeting of shareholders is chaired by the chairman of the supervisory board. However, the chairman may charge another person to chair the general meeting in his place even if he is present at the meeting. If the chairman of our supervisory board is absent and has not charged another person to chair the meeting in his place, the supervisory directors present at the meeting shall appoint one of them to be chairman. If no supervisory directors are present at the general meeting of shareholders, the general meeting of shareholders will be chaired by the chairman of our management board or, if the chairman of our management board is absent, by one of the other managing directors designated for that purpose by the management board. Managing directors and supervisory directors may attend a general meeting of shareholders. In these meetings, they have an advisory vote. The chairman of the meeting may decide at his discretion to admit other persons to the meeting.

All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote.

Quorum and voting requirements

Each ordinary share confers the right on the holder thereof to cast one vote at the general meeting of shareholders. Shareholders may vote by proxy. The voting rights attached to any shares held by us are suspended as long as they are held in treasury. If a right of use and enjoyment (vruchtgebruik) or a right of pledge over ordinary shares was granted prior to the time such ordinary share was acquired by us, the holders of such right of use and enjoyment in ordinary shares belonging to another and the holders of a right of pledge in respect of ordinary shares held by us are not excluded from any right such holders may have to vote on such ordinary shares. We may not cast votes in respect of a share in respect of which there is a right of use and enjoyment or a right of pledge. Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is present or that is represented, at a general meeting of shareholders.

In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Decisions are made at the general meeting of shareholders by an absolute majority of votes cast, except where Dutch law or our articles of association provide for a qualified majority or unanimity.

Managing directors and supervisory directors

Election of managing directors and supervisory directors

Under our articles of association, the managing directors and supervisory directors are appointed by the general meeting of shareholders, upon nomination by our supervisory board. However, the shareholders at the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of our company. If the general meeting of shareholders overrules the binding nomination, the supervisory board shall make a new nomination.

Duties and liabilities of managing directors and supervisory directors

Under Dutch law, the management board is responsible for our day-to-day management, strategy, policy and operations. The supervisory board is responsible for supervising the conduct of, and providing advice to the management board and for, supervising our business generally. Furthermore, each managing director and supervisory director has a duty to act in the corporate interest of our company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of our company also applies in the event of a proposed sale or split-up of our company, whereby the circumstances generally dictate how such duty is to be applied. Any resolution of the management board regarding a significant change in our identity or character requires shareholder approval. For additional information, please see "Shareholder vote on certain reorganizations."

Dividends and other distributions

Amount available for distribution

We may only make distributions to our shareholders if our shareholders' equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our articles of association. Under our articles of association, a dividend is first paid out of the profit, if available for distribution, on any preference shares, of which none will be outstanding on completion of this offering. Any amount remaining out of the profit is carried to reserve as the management board determines, subject to the approval of the supervisory board. After reservation by the management board of any profit, the remaining profit will be at the disposal of shareholders. The management board is permitted, subject to certain requirements and subject to approval of the supervisory board, to declare interim dividends without the approval of the general meeting of shareholders. Our corporate policy is that we only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted.

Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

We do not anticipate paying any cash dividends for the foreseeable future.

Exchange controls

Under Dutch law, there are no exchange controls applicable to the transfer of dividends or other distributions with respect to, or of the proceeds from the sale of, shares in a Dutch company, to persons outside the Netherlands.

Squeeze-out proceedings

Pursuant to Section 92a, Book 2, Dutch Civil Code, a shareholder who for its own account contributes at least 95% of our issued share capital may initiate proceedings against all our minority shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the majority shareholder that institutes the squeeze-out proceedings shall give written notice to all minority shareholders whose addresses are known by the majority shareholder of the date and place of payment and the price. Unless the majority shareholder knows the addresses of all minority shareholders, the majority shareholder is required to publish the same in a daily newspaper with a national circulation.

Obligation to disclose holdings and transactions

Pursuant to the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, or FMSA), any managing director or supervisory director and any other person who has managerial or co-managerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regularly access to inside information relating, directly or indirectly, to us, must give written notice to the Dutch Authority for the Financial Markets, or AFM, by means of a standard form of any transactions conducted for his own account relating to our shares or in financial instruments the value of which is also based on the value of our shares.

Furthermore, in accordance with the FMSA and the regulations promulgated thereunder, certain persons who are closely associated with members of our supervisory board or any of the other persons as described above, are required to notify the AFM of any transactions conducted for their own account relating to our shares or in financial instruments the value of which is also based on the value of our shares. The FMSA and the regulations promulgated thereunder cover the following categories of persons: (1) the spouse or any partner considered by national law as equivalent to the spouse, (2) dependent children of such persons, (3) other relatives who have shared the same household for at least one year at the relevant transaction date, and (4) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (1), (2) or (3) above or by the relevant supervisory director or other person with any authority in respect of us as described above.

The AFM must be notified no later than the fifth business day following the relevant transaction date. Under certain circumstances, notification may be postponed until the date the value of the transactions performed for that person's own account, together with transactions carried out by the persons closely associated with that person, amounts to €5,000 or more in the calendar year in question.

Non-compliance with the notification obligations under the FMSA could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with some of the notification obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition to own shares or voting rights on our shares for a period of not more than five years.

The AFM does not issue separate public announcements of notifications received by it. It does, however, keep a public register of all notifications under the FMSA on its website, http://www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company's shares or a particular notifying party.

The FMSA contains rules intended to prevent market abuse, such as insider trading, tipping and market manipulation.

Pursuant to the rules intended to prevent market abuse, prior to the completion of this offering we will adopt an internal code on inside information in respect of the holding of and carrying out of transactions by managing directors, supervisory directors and employees in our shares or in financial instruments the value of which is determined by the value of our shares. Furthermore, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the rules on insider trading and market manipulation, including the sanctions which can be imposed in the event of a violation of those rules.

Comparison of Dutch corporate law and our Articles of Association and Delaware corporate law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. This summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and Delaware corporation law, including the Delaware General Corporation Law.

Corporate governance

Duties of managing directors and supervisory directors

The Netherlands.    We have a two tier board structure consisting of our management board (raad van bestuur) and a separate supervisory board (raad van commissarissen).

Under Dutch law, the management board is responsible for the day-to-day management and the strategy, policy and operations of a company. The supervisory board is responsible for supervising the conduct of, and providing advice to, the management board and for supervising the company's general affairs and business. Each managing director and supervisory director has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or split-up of a company, whereby the circumstances generally dictate how such duty is to be applied. Any resolution of the management board regarding a significant change in the identity or character of a company requires shareholders' approval.

Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Supervisory director terms

The Netherlands.    Under Dutch law, supervisory directors of a listed company are generally appointed for an individual term of a maximum of four years. A limit of twelve years generally applies. Our supervisory directors are appointed by the general meeting of shareholders for a term of up to four years. A supervisory director may be reappointed for a term of up to four years at a time. A supervisory director may serve on the supervisory board for a period not longer than twelve years, which period may or may not be interrupted, unless resolved otherwise by the general meeting of shareholders.

The general meeting of shareholders, are entitled at all times to suspend or dismiss a supervisory director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss such supervisory director by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital of the company, unless the proposal was made by the supervisory board, in which case a simple majority of the votes cast is sufficient.

Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by a company's certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on such a classified board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Managing director and supervisory director vacancies

The Netherlands.    Under Dutch law, managing directors and supervisory directors are appointed by the general meeting of shareholders. Under our articles of association, managing directors and supervisory directors are appointed by the general meeting of shareholders upon the binding nomination by our supervisory board. However, the general meeting of shareholders, may at all times overrule such binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of our company. If the general meeting of shareholders overrules the binding nomination, the supervisory board must make a new nomination.

Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands.    Pursuant to Dutch law and our articles of association, managing directors and supervisory directors may not take part in any discussion or decision-making that involves a subject or transaction in relation to which it has a conflict of interest with us. Our articles of association provide that if as a result thereof no resolution of the management board can be adopted, the resolution will be adopted by the supervisory board. If as a result of a conflict of interest of supervisory directors no resolution of the supervisory board can be adopted, the resolution can nonetheless be adopted by the supervisory board as if there was no conflict of interest. In that case, each supervisory board member is entitled to participate in the discussion and decision making process and to cast a vote.

Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

  •
  the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent;

  •
  the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent; or

  •
  the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by managing directors and supervisory directors

The Netherlands.    An absent managing director may issue a proxy for a specific management board meeting in writing but only to another management board member. An absent supervisory director may issue a proxy for a specific supervisory board meeting in writing but only to another supervisory board member.

Delaware.    A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.

Shareholder rights

Voting rights

The Netherlands.    In accordance with Dutch law and our articles of association, each issued ordinary share confers the right to cast one vote at the general meeting of shareholders. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

For each general meeting of shareholders, a record date will be applied with respect to ordinary shares in order to establish which shareholders are entitled to attend and vote at a specific general meeting of shareholders. Such record date is set by the management board. The record date and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the meeting.

Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than ten days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands.    Pursuant to our articles of association, extraordinary general meetings of shareholders will be held whenever our supervisory board and/or our management board deem such to be necessary. Pursuant to Dutch law, one or more shareholders representing at least one-tenth of the issued share capital of the company may request the Dutch courts to order that a general meeting of shareholders be held and may, on their application, be authorized by the court to convene a general meeting of shareholders. The court shall disallow the application if it does not appear that the applicants have previously requested the management board and the supervisory board to convene a general meeting of shareholders and neither the management nor the supervisory board has taken the necessary steps so that the general meeting of shareholders could be held within six weeks after the request.

Also, the agenda for a general meeting of shareholders shall include such items requested by one or more shareholders and/or others entitled to attend general meetings of shareholders representing at least 3% of the issued share capital of a company or such lower percentage as the articles of association may provide. Our articles of association do not state such lower percentage.

Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation's securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands.    Under Dutch law, shareholders' resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) all shareholders agree on this practice for decision making and, (ii) the resolution is adopted unanimously by all shareholders that are entitled to vote. For a listed company, this method of adopting resolutions is not feasible.

Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands.    The concept of appraisal rights does not exist under Dutch law.

However, pursuant to Dutch law a shareholder who for his own account contributes at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber (ondernemingskamer). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. For additional information, please see "Squeeze-out proceedings".

Furthermore, in accordance with directive 2005/56/EC of the European Parliament and the Council of October 26, 2005 on cross-border mergers of limited liability companies, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts.

Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands.    In the event a third party is liable to a Dutch company, only a company itself can bring a civil action against that third party. An individual shareholder does not have the right to bring an action on behalf of a company. This individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a tortious act directly against that individual shareholder. The Dutch Civil Code provides for the possibility to initiate such action collectively. A collective action can be instituted by a foundation or an association whose objective is to protect the rights of a group of persons having similar interests. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself—outside the collective action—institute a civil claim for damages.

Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands.    Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions under Dutch law and its articles of association, acquire shares in its own capital. We may acquire fully paid shares in our own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and our articles of association, we may repurchase fully paid-up shares in our own share capital if (1) such repurchase would not cause our shareholders' equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to applicable law and (2) we would not as a result of such repurchase hold more than 50% of our own issued share capital.

Other than shares acquired for no valuable consideration, ordinary shares may only be acquired following a resolution of our management board, acting pursuant to an authorization for the repurchase of shares granted by the general meeting of shareholders. An authorization by the general meeting of shareholders for the repurchase of shares can be granted for a maximum period of 18 months. Such authorization must specify the number and class of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. Our management board has been authorized, acting with the approval of our supervisory board, for a period of 18 months to cause the repurchase of ordinary shares by us of up to 50% of our issued share capital, for a price per share not exceeding 110% of the average closing price of the ordinary shares on the NASDAQ Global Market for the five trading days prior to the day of purchase.

No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan.

Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

The Netherlands.    Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch statutory law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

  •
  the authorization of a class of preference shares that may, subject to the approval of our supervisory board, be issued by our management board to a friendly party in such a manner as to dilute the interest of any potential acquirer;

  •
  the staggered four-year terms of our supervisory directors, as a result of which only approximately one-fourth of our supervisory directors will be subject to election in any one year;

  •
  a provision that our managing directors and supervisory directors may only be removed at the general meeting of shareholders by a two-thirds majority of votes cast representing more than half of our outstanding share capital if such removal is not proposed by our supervisory board; and

  •
  requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board.

Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

  •
  Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless: the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

  •
  after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and representatives of interested stockholders and shares owned by specified employee benefit plans; or

  •
  after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The Netherlands.    Our management board and our supervisory board provide the shareholders, at the general meeting of shareholders, with all information that the shareholders require for the exercise of their powers, unless doing so would be contrary to an overriding interest of ours. Our management board or our supervisory board must give reason for electing not to provide such information on the basis of overriding interest.

Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect certain of the corporation's books and records, for any proper purpose, during the corporation's usual hours of business.

Removal of managing directors and supervisory directors

The Netherlands.    Under our articles of association, the general meeting of shareholders, are at all times entitled to suspend or dismiss a managing director or supervisory director. The general meeting of shareholders may only adopt a resolution to suspend or dismiss such a member by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital of our company, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient.

Delaware.    Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (1) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

The Netherlands.    Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash). Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders upon proposal of our management board. The general meeting of shareholders may designate a corporate body, for example our management board, to restrict or exclude the preemptive rights in respect of newly issued ordinary shares, subject to the approval of our supervisory board. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the management board as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

At our extraordinary general meeting held on                    2014, the general meeting of shareholders to authorize our management board acting with the approval of our supervisory board for a period of five years from                    , 2014 to limit or exclude preemptive rights accruing to shareholders in connection with the issue of ordinary shares or rights to subscribe for ordinary shares.

No preemptive rights apply in respect of preference shares.

Delaware.    Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands.    Dutch law provides that dividends may be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders' equity exceeds the amount of the paid-up and called-up part of the issued share capital of the company and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the amount of the issued and paid-up and called-up part of the issued share capital in our company and the required legal reserves as described above as apparent from our financial statements. Under Dutch law, the articles of association may prescribe that the management board decides what portion of the profits is to be held as reserve.

Under our articles of association first a dividend is paid out of the profit, if available for distribution, on any preferred shares of which none will be outstanding or prior to completion of this offering. Any amount remaining out of the profit is carried to a reserve as our management board determines, subject to the approval of our supervisory board. After reservation by our management board of any profit, the remaining profit will be at the disposal of the shareholders. Our corporate policy is to only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. However, our management board is permitted, subject to certain requirements and subject to approval of the supervisory board, to declare interim dividends without the approval of the general meeting of shareholders.

Dividends and other distributions will be made payable not later than the date determined by the management board. Claims to dividends and other distribution not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Shareholder vote on certain reorganizations

The Netherlands.    Under Dutch law, the general meeting of shareholders must approve resolutions of the management board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

  •
  a transfer of the business or virtually the entire business to a third party;

  •
  the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

  •
  the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes, in the last adopted annual accounts of the company.

Under Dutch law, a shareholder who owns shares representing at least 95% of the nominal value of a company's issued share capital may institute proceedings against the company's other shareholders jointly for the transfer of their shares to that shareholder. For additional information, please see "Squeeze-out proceedings".

Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (1) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (2) the shares of stock of the surviving corporation are not changed in the merger and (3) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of managing directors and supervisory directors

The Netherlands.    Under Dutch law and our articles of association, we must adopt a remuneration policy for managing directors. Such remuneration policy shall be adopted by the general meeting of shareholders upon the proposal of our supervisory board. The supervisory board determines the remuneration of the managing directors in accordance with the remuneration policy. A proposal by the supervisory board with respect to remuneration schemes in the form of shares or rights to shares is submitted for approval by the supervisory board to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to the management board and the criteria for granting such shares.

The general meeting of shareholders, may determine the remuneration of supervisory directors. The supervisory directors will be reimbursed for their expenses.

Delaware.    Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to binding or advisory stockholder votes due to the provisions of U.S. federal securities and tax law, as well as stock exchange requirements.

Trading Facility

From 2007 until 2012, the ordinary shares of our predecessor entity, AMT, were listed on Euronext Amsterdam. Following our corporate reorganization announced in February 2012 and completed in April 2012, pursuant to which uniQure acquired the entire business and assets of AMT, the ordinary shares of AMT were delisted from that exchange. In connection with our corporate reorganization, our shareholders other than our significant shareholders received depositary receipts representing our class B ordinary shares, which are held on their behalf by the Stichting Administratiekantoor uniQure BV, or STAK, an independent

Dutch foundation we formed for that purpose. To provide an opportunity for liquidity for these former public shareholders of AMT, the STAK established a limited trading facility for our depositary receipts on the Netherlandsche Participatie Exchange, or NPEX, an electronic, auction-based trading platform in the Netherlands. We bear the costs of this facility. NPEX operates periodic auctions, currently once per month, in the securities of included companies, but is not an established market. We suspended further trading in our depositary receipts through this facility in November 2013 in anticipation of this offering.

 SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding                             ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial numbers of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares, and while application has been made for the ordinary shares to be quoted on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the ordinary shares.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, an "affiliate" who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of our then outstanding shares, or approximately               shares immediately after this offering, or the average weekly trading volume of our shares on the NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we, the members of our management and supervisory boards and our shareholders have entered into in connection with this offering, see "Underwriting."

TAXATION

Taxation in the Netherlands

The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a prospective holder of our ordinary shares. All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this discussion, unless otherwise noted, are the opinions of Van Campen Liem (Liem & Partners N.V.) and are based on the accuracy of representations made by us. Prospective holders of ordinary shares are advised to consult their tax counsel with respect to the tax consequences of acquiring, holding and/or disposing of ordinary shares.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of ordinary shares. It is intended as general information only and does not purport to describe all the tax considerations that may be relevant to a prospective holder of our ordinary shares, or a Shareholder. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

This summary does not address the tax consequences of:

  •
  A Shareholder who is an individual, either resident or non-resident in the Netherlands, and who has a substantial interest (aanmerkelijk belang) in us within the meaning of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, if a person holds an interest in us, such interest forms part of a substantial interest, or a deemed substantial interest, in us, if any or more of the following circumstances is present:

  •
  If a Shareholder, either alone or, in the case of an individual, together with his partner owns or is deemed to own, directly or indirectly, either a number of shares in us representing five percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates (winstbewijzen), relating to five percent or more of our annual profit or to five percent of our liquidation proceeds.

  •
  If the shares, profit participating certificates or rights to acquire shares in us are held or deemed to be held following the application of a non-recognition provision.

  •
  If the partner of a Shareholder, or one of certain relatives of the Shareholder or of this partner has a substantial interest (as described under 1. and 2. above) in us.

  •
  A Shareholder receiving income or realizing capital gains in their capacity as future, present or past employee (werknemer) or member of a management board (bestuurder), or supervisory director (commissaris).

  •
  Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

For purposes of Dutch personal income tax and Dutch corporate income tax, ordinary shares legally owned by a third party, such as a trustee, foundation or similar entity or arrangement, may under certain circumstances have to be allocated to the (deemed) settler, grantor or similar organiser or, upon the death of the Settlor, his/her beneficiaries in proportion to their entitlement to the estate of the Settlor of such trust or similar arrangement.

This summary is based on the tax laws and principles (unpublished case law not included) in the Netherlands as in effect on the date of this prospectus, which are subject to changes that could prospectively or retroactively affect the stated tax consequences. Where in this summary the terms "the Netherlands" and "Dutch" are used, these refer solely to the European part of the Kingdom of the Netherlands.

Dividend Withholding Tax

General

We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us. The concept dividends "distributed by us" as used in this section includes, but is not limited to:

  •
  distributions of profits in cash or in kind, whatever they may be named or in whatever form;

  •
  liquidation proceeds, or proceeds from the repurchase of ordinary shares by us in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

  •
  the par value of ordinary shares issued to a Shareholder in us or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  •
  partial repayment of share capital, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

  •
  3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

  •
  3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Residents of the Netherlands

A Shareholder which is resident or deemed resident in the Netherlands is generally entitled to a full credit of any Dutch dividend withholding tax against the Dutch (corporate) income tax liability of such Shareholder, and is generally entitled to a refund in the form of a negative assessment of Dutch (corporate) income tax , insofar such Dutch dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds such Shareholder's aggregate Dutch income tax or Dutch corporate income tax liability.

If and to the extent that such a corporate Shareholder is eligible for the application of the participation exemption with respect to the ordinary shares, dividends distributed by us are in principle exempt from Dutch dividend withholding tax.

Pursuant to domestic anti-dividend stripping rules, no exemption from Dutch dividend withholding tax, credit against Dutch (corporate) income tax, refund or reduction of Dutch dividend withholding tax shall apply if the recipient of the dividend paid by us is not considered to be the beneficial owner (uiteindelijk gerechtigde) as meant in these rules, of such dividends.

Non-residents of the Netherlands (including but not limited to U.S. Shareholders)

A non-resident Shareholder, which is resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a tax treaty with the Netherlands, may be eligible for a full or partial relief from Dutch dividend withholding tax, provided such relief is timely and duly claimed.

In addition, a non-resident Shareholder that is not an individual, is entitled to an exemption from Dutch dividend withholding tax, provided that each of the following tests are satisfied:

  •
  the non-resident Shareholder is, according to the tax law of a Member State of the European Union or a state designated by a ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and it is not transparent for tax purposes according to the tax law of such state;

  •
  anyone or more of the following threshold conditions are satisfied:

  •
  at the time the dividend is distributed by us, the non-resident Shareholder holds shares representing at least five percent of our nominal paid-up capital; or

  •
  the non-resident Shareholder has held shares representing at least five percent of our nominal paid-up capital for a continuous period of more than one year at any time during four years preceding the time the dividend is distributed by us; or

  •
  the non-resident Shareholder is connected with us within the meaning of article 10a, paragraph 4 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969, or CITA); or

  •
  an entity connected with the non-resident Shareholder within the meaning of article 10a, paragraph 4 of CITA holds at the time of the dividends distributed by us, shares representing at least five per cent of our nominal paid-up capital; and

  •
  the non-resident Shareholder is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are party to the Agreement regarding the European Economic Area, under the terms of a tax treaty concluded with a third state.

A non-resident Shareholder which is resident in a Member State of the European Union with which the Netherlands has concluded a tax treaty that provides for a reduction of Dutch tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if the non-resident Shareholder owns at least five percent of the voting rights in us.

The exemption from Dutch dividend withholding tax is not available to a non-resident Shareholder if pursuant to a provision for the prevention of fraud or abuse included in a tax treaty between the Netherlands and the country of residence of the non-resident Shareholder, the non-resident Shareholder is not entitled to the reduction of Dutch tax on dividends provided for by such treaty.

Furthermore, pursuant to domestic anti-dividend stripping rules, no exemption from Dutch dividend withholding tax, refund or reduction of Dutch dividend withholding tax shall apply if the recipient of the dividend paid by us is not considered to be the beneficial owner (uiteindelijk gerechtigde) as meant in these rules, of such dividends. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

A non-resident Shareholder which is subject to Dutch income tax or Dutch corporate income tax in respect of any benefits derived or deemed to be derived from ordinary shares, including any capital gain realized on the disposal thereof, can generally credit Dutch dividend withholding tax against its Dutch income tax or its Dutch corporate income tax liability, as applicable, and is generally entitled to a refund pursuant to a negative tax assessment if and to the extent the Dutch dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds its aggregate Dutch income tax or its aggregate Dutch corporate income tax liability, respectively.

Taxes on Income and Capital Gains

Residents of the Netherlands

Individuals

A Shareholder, who is an individual resident or deemed to be resident in the Netherlands, or who has elected to be taxed as a resident of the Netherlands for Dutch personal income tax purposes, will be subject to regular Dutch personal income tax at progressive rates (up to a maximum rate of 52%) under the Dutch Income Tax Act 2001 on the income derived from the ordinary shares and gains realized on the disposal thereof if:

  •
  such Shareholder derives any benefits from the ordinary shares, which are attributable to an enterprise of such Shareholder, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as a shareholder or an entrepreneur; or

  •
  such income or gain is taxable in the hands of such Shareholder as benefits from miscellaneous activities (resultaat uit overige werkzaamheden), including but not limited to activities with respect to the ordinary shares that are beyond the scope of regular active portfolio management activities.

If neither of the two abovementioned conditions apply, such Shareholder must determine his or her taxable income with regard to the ordinary shares on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return on income from savings and investments has been fixed at a rate of 4% of the individual's yield basis at the beginning of the calendar year, insofar as the individual's yield basis exceeds a certain threshold. The individual's yield basis is determined as the fair market value of certain qualifying assets held by the individual less the fair market value of certain qualifying liabilities at the beginning of the calendar year.

Corporate entities

Generally, corporate Shareholders that are resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes will be subject to regular Dutch corporate income tax, levied at a rate of 25% (20% over profits up to €200,000) over income derived from the ordinary shares and gains realized upon acquisition, redemption and disposal of ordinary shares.

If and to the extent that such Shareholder is eligible for the application of the participation exemption with respect to the ordinary shares, income derived from the ordinary shares and gains and losses (with the exception of liquidation losses under strict conditions) realized on the ordinary shares may be exempt from Dutch corporate income tax.

Non-residents of the Netherlands (including but not limited to U.S. Shareholders)

Individuals

A Shareholder, who is an individual not resident or deemed to be resident in the Netherlands, and who has not elected to be taxed as a resident of the Netherlands for Dutch income tax purposes, will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us or in respect of any gain realized on the disposal of ordinary shares (other than dividend withholding tax as described above), except if:

  •
  such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable; or

  •
  such income or gain such income or gain is taxable in the hands of such Shareholder as benefits from miscellaneous activities" (resultaat uit overige werkzaamheden), including but not limited to activities with respect to the ordinary shares that are beyond the scope of regular active portfolio management.

If one of the two abovementioned conditions apply, the income or gains in respect of dividends distributed by us or in respect of any capital gain realized on the disposal of ordinary shares will in general be subject to Dutch personal income tax at the progressive rates up to 52%.

Corporate entities

A corporate Shareholder, which is not resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes, will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us, or in respect of any gain realized, on the disposal of ordinary shares (other than dividend withholding tax as described above), except if:

  •
  such Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which the ordinary shares are attributable; or

  •
  such holder has a substantial interest or a deemed substantial interest in us (as described above) , that (i) is held with the evasion of income tax or dividend withholding tax as (one of) the main purpose(s) and (ii) is not attributable to the assets of an enterprise of such Shareholder; or

  •
  such holder is an entity resident of Aruba, Curaçao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Saint Eustatius or Saba to which such income or gain is attributable, and the permanent establishment or permanent representative would be deemed to be resident of the Netherlands for Dutch corporate income tax purposes (i) had the permanent establishment been a corporate entity (lichaam), or (ii) had the activities of the permanent representative been conducted by a corporate entity, respectively.

If one of the abovementioned conditions applies, income derived from the ordinary shares and gains realized on ordinary shares will, in general, be subject to regular Dutch corporate income tax levied at a rate of 25% (20% over profits up to €200,000), except that a holder referred to under (2) above will generally be subject to an effective corporate income tax rate of 15% if it holds the substantial interest in us only with the purpose of avoiding dividend withholding tax and not with (one of) the main purposes to avoid income tax.

Gift or Inheritance Taxes

No Dutch gift or Dutch inheritance tax is due in respect of any gift, in form or in substance, of the ordinary shares by, or inheritance of the shares on the death of, a Shareholder except if:

  •
  at the time of the gift or death of the Shareholder, the Shareholder is resident, or deemed to be resident, in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

  •
  in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands (i) such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or (ii) the gift of ordinary shares is made under a condition precedent and the Shareholder is resident, or is deemed to be resident in the Netherlands at the time the condition is fulfilled.

For purposes of the above, a gift of ordinary shares made under a condition precedent (opschortende voorwaarde) is deemed to be made at the time the condition precedent is satisfied.

For purposes of Dutch gift or Dutch inheritance taxes, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands, inter alia, if he or she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his or her death. Additionally, for purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency in the Netherlands.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the issue, acquisition, ownership and disposal of ordinary shares, other than value added taxes on fees payable in respect of services not exempt from Dutch value added tax.

Other Taxes and Duties

No Dutch registration tax, capital tax, custom duty, transfer tax, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of the ordinary shares.

Residence

A Shareholder will not become resident, or deemed resident in the Netherlands for tax purposes by reason only of holding the ordinary shares.

Taxation in the United States

The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary is based on current provisions of the Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of ordinary shares. This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire the ordinary shares at their original issuance and hold the ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the ordinary shares. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers or traders in securities, currencies, or notional principal contracts;

  •
  tax-exempt entities;

  •
  regulated investment companies;

  •
  persons that hold the ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

  •
  persons that hold the ordinary shares through partnerships or certain other pass-through entities;

  •
  holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;

  •
  holders that own (or are deemed to own) 10% or more of our voting shares; and

  •
  holders that have a "functional currency" other than the U.S. dollar.

Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in entities that own our ordinary shares. In addition, this discussion does not consider the U.S. tax consequences to holders of ordinary shares that are not "U.S. holders" (as defined below).

For the purposes of this summary, a "U.S. holder" is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

  •
  an individual who is either a citizen or resident of the United States;

  •
  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership holds ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service ("IRS") with regard to the U.S. federal income tax treatment of an investment in our ordinary shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Distributions.    Subject to the discussion under "Passive Foreign Investment Company Considerations" below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not be eligible for any dividends-received deduction in respect of the dividend otherwise allowable to corporations.

Under the Code and subject to the discussion below regarding the "Medicare tax," qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by "qualified foreign corporations" to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). We expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as "qualified dividend income." However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes, as discussed below.

Dividends received by a U.S. holder with respect to ordinary shares generally will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to applicable conditions and limitations, and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive category income" (but, in the case of some U.S. holders, may constitute "general category income").

Upon making a distribution to shareholders, we may be permitted to retain a portion of the amounts withheld as Dutch dividend withholding tax. See "—Taxation in the Netherlands—Dividend Withholding Tax—General." The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities but does not reduce the amount of tax we are required to withhold from dividends paid to U.S. holders. In these circumstances, it is likely that the portion of dividend withholding tax that we are not required to pay to the Dutch tax authorities with respect to dividends distributed to U.S. holders would not qualify as a creditable tax for U.S. foreign tax credit purposes.

Sale or other disposition of ordinary shares.    A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those ordinary shares. Subject to the discussion under "Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations.

Medicare Tax.    An additional 3.8% tax is imposed on the net investment income (which includes taxable dividends and net capital gains) received by U.S. holders that are individuals, certain trusts or estates.

Passive foreign investment company considerations.    A corporation organized outside the United States generally will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for the 2012 taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the ordinary shares would be allocated ratably over the U.S. holder's holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of ordinary shares exceeds 125% of the average of the annual distributions on ordinary shares received by a U.S. holder during the preceding three years or the holder's holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the ordinary shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, a U.S. holder may be required to file annual information returns for such year, whether or not the U.S. holder disposed of any ordinary shares or received any distributions in respect of ordinary shares during such year.

Backup Withholding and Information Reporting.    U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, U.S. holders may be subject to backup withholding (at a 28% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                             , 2014, between us and Jefferies LLC and Leerink Swann LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ordinary shares shown opposite its name below:

UNDERWRITER	NUMBER OF ORDINARY SHARES
Jefferies LLC
Leerink Swann LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $               per ordinary share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $               per ordinary share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ordinary shares.

	PER ORDINARY SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions
Proceeds to us, before expenses

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               . We also have agreed to reimburse the underwriters for their FINRA counsel fee which we estimate will be up to approximately $               . In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

Listing

We have applied to list our ordinary shares on The NASDAQ Global Market under the trading symbol "QURE."

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Ordinary Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                             ordinary shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ordinary shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ordinary shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, the members of our supervisory board, the members of our management board, our senior management team and holders of all or substantially all our outstanding share capital and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of any share capital, options or warrants to acquire share capital, or securities exchangeable or exercisable for or convertible into share capital currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Leerink Swann LLC.

This restriction terminates after the close of trading of the ordinary shares on and including the 180th day after the date of this prospectus.

Jefferies LLC and Leerink Swann LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of share capital prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option to purchase additional ordinary shares.

"Naked" short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ordinary shares on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ordinary shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Australia

This prospectus is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

  •
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus

Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

  •
  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  •
  where no consideration is given for the transfer; or

where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

 EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

EXPENSES	AMOUNT
U.S. Securities and Exchange Commission registration fee	$
FINRA filing fee	$
Nasdaq listing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous costs	$
Total	$

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, London, England. Certain legal matters with respect to Dutch law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Rutgers Posch Visée Endedijk N.V., Amsterdam, the Netherlands. Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, has provided an opinion as to matters of U.S. federal income tax. Van Campen Liem (Liem&Partners N.V.), Amsterdam , the Netherlands has provided an opinion as to matters of Dutch income tax. Covington & Burling LLP, New York, New York is U.S. federal and New York law counsel for the underwriters in connection with this offering. Nauta Dutilh N.V., Amsterdam, the Netherlands is counsel to the underwriters with respect to Dutch law.

EXPERTS

The consolidated financial statements of uniQure B.V. as of December 31, 2010, 2011 and 2012, and for each of the two years in the period ended December 31, 2012, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The current address of PricewaterhouseCoopers Accountants N.V. is Newtonlaan 205, 3584 BH Utrecht, the Netherlands.

 ENFORCEABILITY OF CIVIL LIABILITIES

uniQure N.V. is incorporated under the laws of the Netherlands. Substantially all of our business is conducted, and substantially all of our assets are located, in the Netherlands. Most of our directors and the experts named in this prospectus are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of U.S. securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our board or any of the experts named in this prospectus in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally uphold and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

  •
  the jurisdiction of the United States court has been based on grounds that are internationally acceptable;

  •
  the final judgment results from proceedings compatible with Dutch concepts of due process;

  •
  the final judgment does not contravene public policy of the Netherlands; and

  •
  the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC's Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F not later than 90 days after the end of our fiscal year. In addition, our "insiders" are not subject to the SEC's rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and certified by an independent public accounting firm.

We also maintain an internet website at www.uniqure.com. Information contained in or connected to our website is not a part of this prospectus.

UNIQURE B.V.

UNIQURE B.V.

Unaudited Condensed Consolidated Balance Sheets
(€ in thousands)

	NOTE	DECEMBER 31, 2012	JUNE 30, 2013
Assets
Non-current assets
Intangible assets	8	3,278	5,944
Property, plant and equipment	7	1,185	1,250

Total non-current assets		4,463	7,194

Current assets
Receivables from related parties		26	—
Trade and Other Receivables	9	815	18,403
Inventories	10	—	188
Cash and cash equivalents	11	263	9,597

Total current assets		1,104	28,188

Total assets		5,567	35,382

Equity
Share capital		483	487
Share premium		114,795	115,069
Other reserves		1,508	2,767
Accumulated deficit		(117,234)	(130,727)

Total equity	12	(448)	(12,404)

Liabilities
Non-current liabilities
Borrowings	14	—	7,250
Financial lease liabilities	14	450	381
Deferred revenue	15	—	16,119

Total non-current liabilities		450	23,750

Current liabilities
Trade and other payables	13	4,067	6,505
Debt to related party—financial liability	14	1,366	12,424
Debt to related party—embedded derivative	14	132	3,185
Borrowings—embedded derivative	14	—	241
Deferred revenue	15	—	881
Borrowings	14	—	800
Total Current Liabilities		5,565	24,036

Total liabilities		6,015	47,786

Total equity and liabilities		5,567	35,382

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE B.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income
(€ in thousands, except share and per share data)

		SIX MONTHS ENDED JUNE 30,
	NOTE	2012	2013
License revenues		—	—
Collaboration revenues	15	—	475
Total revenues		—	475

Cost of goods sold	21	—	(800)

Gross Loss		—	(325)
Other income		211	474
Research and development expenses	16	(3,688)	(6,800)
Selling, general and administrative expenses	17	(2,776)	(4,394)
Other Gains/Losses—net		(56)	35
Total Operating Costs		(6,309)	(10,685)
Operating result		(6,309)	(11,010)
Finance income		8	—
Finance expense	14	(534)	(2,483)
Finance income/(expense)—net		(526)	(2,483)
Result before corporate income taxes		(6,835)	(13,493)
Corporate income taxes
Net Loss		(6,835)	(13,493)
Other comprehensive income		—	—
Total comprehensive loss*		(6,835)	(13,493)
Loss per share attributable to the equity holders of the company during the year
Basic and diluted loss per share	19	(0.17)	(0.28)

*
Total comprehensive loss is fully attributable to equity holders of the group

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE B.V.

Unaudited Condensed Consolidated Statement of Changes in Equity
(€ in thousands)

	TOTAL SHARE CAPITAL	SHARE PREMIUM	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL EQUITY
Balance at January 1, 2012	237	99,947	2,728	(105,505)	(2,593)
Result for the period				(6,835)	(6,835)
Capital contributions	241	14,579			14,820
Share based payment/expense			730		730
Adjustment to reserves on expiration of the AMT option scheme			(2,987)	2,987	—

Balance at June 30, 2012	478	114,526	471	(109,353)	6,122

Result for the period				(7,881)	(7,881)
Capital contributions	5	269			274
Share-based payment/expense			1,037		1,037
Balance at December 31, 2012	483	114,795	1,508	(117,234)	(448)

Result for the period				(13,493)	(13,493)
Capital contributions	4	274			278
Share-based payment/expense			1,259		1,259
Balance at June 30, 2013	487	115,069	2,767	(130,727)	(12,404)

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE B.V.

Unaudited Condensed Consolidated Statement of Cash Flows
(€ in thousands)

		SIX MONTHS ENDED JUNE 30,
	NOTE	2012	2013
Cash flow from operating activities
Result before corporate income tax		(6,835)	(13,493)
Adjustments for:
—Depreciation	7	261	259
—Derivative result	14	—	1,954
—Derivative results arising on early conversion of the loan	14	526	—
—Exchange result		56	(35)
—Share-based payment expenses	18	730	1,259
—Grant recognized		—	800
—Changes in trade and other receivables		212	(17,563)
—Movement in inventories	10	—	(188)
—Changes in trade and other payables	12	(261)	97
—Changes in deferred revenue and provisions		—	17,000
—Movement in other liabilities		(558)	468
—Interest (income)/expense		(1)	530
Cash used in operations		(5,870)	(8,912)
Net interest paid		(5)	(6)

Net cash used in operating activities		(5,875)	(8,918)

Cash flow from investing activities
Purchases of property, plant and equipment	7	(88)	(323)
Purchases of intangible assets	8	(386)	(1,124)
Interest received		99	1

Net cash used in investing activities		(375)	(1,446)

Cash flow from financing activities
Capital contribution from shareholders	12	9,500	278
Convertible loans drawn down		—	11,999
Proceeds from borrowings	14	—	7,492
Redemption financial lease	14	(20)	(71)
Repayments of borrowings	14		—

Net cash generated from financing activities		9,480	19,698

Net increase in cash, cash equivalents, and other bank overdrafts		3,230	9,334

Currency effect cash and cash equivalents		—	—
Cash, cash equivalents, and other bank overdrafts at beginning of the period		1,100	263

Cash, cash equivalents, and other bank overdrafts cash at end of the period	11	4,330	9,597

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

uniQure B.V.

uniQure B.V. ("uniQure" or the "Company") is a biopharmaceutical company domiciled in The Netherlands with headquarters at Meibergdreef 61, 1105 BA, Amsterdam, The Netherlands.

The Company is a leader in the field of gene therapy, with the first product to receive regulatory approval in the EU and multiple collaborations designed to accelerate the development of a broad pipeline of additional product candidates. The Company was incorporated in January 2012 to acquire and continue the gene therapy business ("AMT Business") of Amsterdam Molecular Therapeutics (AMT) Holding N.V. ("AMT") and its subsidiaries (collectively, the "AMT Group") and to facilitate additional financing, as described further below. The acquisition by uniQure of the AMT Business was announced on February 17, 2012 and completed on April 5, 2012 (uniQure did not acquire AMT, and following the sale of the AMT business to uniQure, AMT was put into liquidation).The acquisition by uniQure of the AMT Business is accounted for as a reverse acquisition, and accordingly the financial statements for the AMT Business, including its trading history, are incorporated into the financial statements of the Company and presented as a continuous trading history. Further details are set out in Note 1 to the audited consolidated financial statements for the year ended December 31, 2012.

In addition, the Company and the AMT Business entered into a number of financing transactions during the year ended December 31, 2012 which are described more fully in Note 1 to the audited consolidated financial statements for the year ended December 31, 2012.

On April 29, 2013, uniQure entered into three agreements with Chiesi:

(i)
a commercialization agreement, under which uniQure granted Chiesi the exclusive rights to commercialize Glybera in Europe and specified other territories, specifically excluding the United States, China and Japan;

(ii)
a co-development and license agreement for the joint development by Chiesi and uniQure of uniQure's Hemophilia B gene therapy program, and the exclusive rights for Chiesi thereafter to commercialize in Europe and other specified countries, specifically excluding the United States, China and Japan; and

(iii)
a subscription agreement pursuant to which Chiesi agreed to purchase 5,546,070 class C ordinary shares at a price of €2.52 per share for a total investment of €14.0 million.

The conditions relating to these three agreements were satisfied and the agreements became effective on June 30, 2013. We received a €2.0 million upfront payment under the commercialization agreement, a €15.0 million upfront payment under the co-development and license agreement and €14.0 million for the sale of class C ordinary shares under the subscription agreement; the subscription by Chiesi for the C ordinary shares took place on July 24, 2013.

On June 13, 2013, uniQure entered into a loan agreement with Hercules Technology Growth Capital ("HTGC") under which uniQure drew down a loan of $10.0 million.

Events since June 30, 2013 are described as Events after the balance sheet date and are set out in more detail in Note 22 below.

As used in these condensed consolidated interim financial statements, unless the context indicates otherwise, all references to "uniQure" or the "Company" refer to uniQure and its consolidated subsidiaries.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Organizational structure of the uniQure Group

uniQure B.V. is the ultimate parent of the following group of entities which were transferred to uniQure's ownership as part of the transaction with AMT (as described above) and which were renamed following the transaction, as follows:

Company name	Formerly known as
uniQure biopharma B.V.	Amsterdam Molecular Therapeutics (AMT) B.V.
uniQure IP B.V.	Amsterdam Molecular Therapeutics (AMT) IP B.V.
uniQure Manufacturing B.V.	AMT manufacturing B.V.
uniQure Assay Development B.V.	AMT Assay Development B.V.
uniQure Research B.V.	AMT Research B.V.
uniQure non clinical B.V.	AMT non clinical B.V.
uniQure QA B.V.	AMT QA B.V.
uniQure Process Development B.V.	AMT Process Development B.V.
uniQure clinical B.V.	AMT clinical B.V.
Stichting participatie AMT(1)	Stichting participatie AMT(1)
uniQure Inc.(2)

(1)
Stichting participatie AMT is a Trust, not a company, but met the conditions for consolidation within uniQure's consolidated financial statements. Stichting participatie AMT was established to facilitate AMT's employee incentive schemes for the period up to 2010.
(2)
In May 2013 the Company incorporated uniQure Inc., a Delaware corporation and wholly owned subsidiary of uniQure Biopharma BV. The activity in this entity for the period ending June 30, 2013 was not significant.

Significant shareholders

The Company's significant shareholders at the date of publication of these interim statements are:

  Advent Venture Partners
  Coller Capital
  Chiesi
  Forbion
  Gilde
  Grupo Netco and affiliates
  Lupus Alpha PE Champions
  Omnes Capital (formerly Credit Agricole Private Equity)

2. Summary of Significant Accounting Policies

2.1 Basis of Preparation

These condensed consolidated financial statements of the Company were prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting". Certain information and disclosures normally included in consolidated financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2012 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and as adopted by the European Union.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated financials are disclosed in note 4.

2.2 Changes in Accounting Policy and Disclosures

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2013 and have been adopted by the Company in the preparation of the condensed consolidated financial statements:

IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosures of Interest in Other Entities
IFRS 13	Fair Value Measurement
IAS 19	Employee Benefits
IFRIC 21	Levies

  •
  IFRS 10, 'Consolidated financial statements', builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company has assessed IFRS 10's full impact and adopted IFRS 10 on January 1, 2013. This standard does not have a material impact on the Company.

  •
  IFRS 11, 'Joint arrangements', outlines the accounting by entities that jointly control an arrangement. Joint control involves the contractual agreed sharing of control and arrangements subject to joint control are classified as either a joint venture (representing a share of net assets and equity accounted) or a joint operation (representing rights to assets and obligations for liabilities, accounted for accordingly).The Company has assessed IFRS 11's full impact and adopted IFRS 11 on January 1, 2013. This standard does not have a material impact on the Company.

  •
  IFRS 12, 'Disclosures of Interests in Other Entities', includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company has assessed IFRS 12's full impact and adopted IFRS 12 on January 1, 2013. This standard does not have a material impact on the Company.

  •
  IFRS 13, 'Fair value measurement,' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company has assessed IFRS 13's full impact and adopted IFRS 13 on January 1, 2013. This standard does not have a material impact on the Company.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

  •
  IAS 19, 'Employee benefits', was amended in June 2011. The amendments outline the accounting requirements for employee benefits, including short-term benefits (e.g. wages and salaries, annual leave), post-employment benefits such as retirement benefits, other long-term benefits (e.g. long service leave) and termination benefits. The Company only participates in defined contribution plans; therefore, no impact from this amendment.

  •
  IFRIC 21, "Levies" was issued in May 2013. It addresses when an entity should recognize a liability to pay a government levy (other than income taxes). IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation is applicable for annual periods beginning on or after January 1, 2014. Early application is permitted. The Company has assessed IFRIC 21's full impact and adopted IFRIC 21 on January 1, 2013. This standard will not have a material impact on the Company.

The adaptation of these new standards and amendments to standards did not materially impact the Company's financial position or results of operations.

b) New and amended standards not yet adopted by the Company

There are no standards which are currently available for early adoption which are expected to have a significant effect on the condensed consolidated financial statements of the Company.

2.3 Consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.4 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.5 Development costs

Development costs are capitalized once the conditions set out in IAS 38 are satisfied.

On March 21, 2013 the Company secured an additional €10.0 million convertible loan which provided resources to complete Glybera development. Accordingly, from March 21, 2013 the Company has capitalized development costs relating to Glybera. Following commercial launch of the product by uniQure's commercial partner, Chiesi, which is expected to occur in the first half of 2014, the intangible asset will be carried at its cost less any accumulated amortization and any accumulated impairment losses (cost model).

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The estimated useful life over which the intangible will be amortized is estimated at approximately 19 years.

2.6 Revenues and other income

Revenues comprise the fair value of the consideration received or receivable for the sale of licenses and services in the ordinary course of the Company's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

License revenue

License revenues consist of upfront payments and milestone payments.

(a) Upfront payments

Revenues from non-refundable, up-front payments are initially reported as deferred revenue on the consolidated balance sheet and are recognized in income as earned over the period of the development, commercialization, collaboration or the manufacturing obligation.

b) Milestone payments

Sales related milestone payments will be recognized in full in the period in which the relevant milestone is achieved.

Collaboration revenues

Collaboration revenues consist of revenues generated from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments which require significant analysis in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period.

2.7 Other income

uniQure's other income comprises certain subsidies that support uniQure's research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants.

2.8 Foreign Currency Translation

a. Functional and Presentation Currency

Items included in the financial statements of each of uniQure's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") which historically in all cases has been Euros. The consolidated financial statements are presented in Euros, which is the Company's functional and presentation currency.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

b. Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within 'Finance income' or 'Finance costs' while all other foreign exchange gains and losses are presented within 'Other losses—net' on the Consolidated Statement of Comprehensive Income.

3. Financial Risk Management

3.1 Financial Risk Factors

The Company's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the period ended December 31, 2012.

There have been no changes in the finance department that is responsible for financial risk management or in the financial risk management policies since December 31, 2012.

The table below analyzes the Company's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	(€ in thousands)
At June 30, 2013
Borrowings (excl. finance lease liabilities)	1,041	2,038	5,212	—
Finance lease liabilities	149	381	—	—
Debt to related party	15,609	—	—	—
Trade and other payables	6,356	—	—	—

Total	23,155	2,419	5,212

At December 31, 2012
Borrowings (excl. finance lease liabilities)	—	—	—	—
Finance lease liabilities	151	450	—	—
Debt to related party	1,618	—	—	—
Trade and other payables	3,916	—	—	—

Total	5,685	450	—	—

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The Financial instruments by category are as follows:

	FOR PERIOD ENDED DECEMBER 31, 2012
	LOANS AND RECEIVABLES	ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	TOTAL
	(€ in thousands)
Assets as per balance sheet
Trade and other receivables	841	—	—	—	841
Cash and cash equivalents	263	—	—	—	263

Total	1,104	—	—	—	1,104

	LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	OTHER FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
	(€ in thousands)
Liabilities as per balance sheet
Debt to related party	132	—	1,366	1,498
Finance lease liabilities	—	—	601	601
Trade and other payables	—	—	3,916	3,916

Total	132	—	5,883	6,015

	FOR PERIOD ENDED JUNE 30, 2013
	LOANS AND RECEIVABLES	ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	TOTAL
	(€ in thousands)
Assets as per balance sheet
Trade and other receivables	18,403	—	—	—	18,403
Cash and cash equivalents	9,597	—	—	—	9,597

Total	28,000	—	—	—	28,000

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

	LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	OTHER FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
	(€ in thousands)
Liabilities as per balance sheet
Borrowings (excl. finance lease liabilities)	241	—	7,250	7,491
Debt to related party	3,185	—	12,424	15,609
Finance lease liabilities	—	—	530	530
Trade and other payables excluding non-financial liabilities	—	—	6,356	6,356

Total	3,426	—	26,560	29,986

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

  •
  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

  •
  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

  •
  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At June 30, 2013
Convertible Loan-embedded derivative	—	—	3,185	3,185
Venture debt-warrant	—	—	241	241

	—	—	3,426	3,426

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2012
Convertible Loan-embedded derivative	—	—	132	132
Venture debt-warrant	—	—	—	—

	—	—	132	132

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

LEVEL 3
Opening Balance at January 1, 2013	132
Transfers to/ (from) level 3	1,340
Losses recognized in Profit and Loss during the six months ended June 30, 2013	1,954

Closing balance at June 30, 2013	3,426

Total losses for the period included in P&L for assets held at the end of the reporting period, under Finance Costs	1,954

Group valuation processes

The company has engaged an external valuation company that has, under Management's direction, prepared a report with equity values for the level 3 liabilities as of June 30, 2013. The company has reviewed the report and agrees with the conclusions. The values from the report are included within the tables presented above. Changes in the fair values are analyzed at each reporting date during the quarterly review process.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the condensed consolidated financial statements. The estimates that have a significant risk of causing a material adjustment to the financial statements are utilized for share-based compensation, income taxes, research and development expenditures and borrowings. Actual results could differ materially from those estimates and assumptions.

The preparation of financial statements in conformity with IFRS also requires the Company to exercise judgment in applying the accounting policies. Critical judgments in the application of the Company's accounting policies relate to research and development expenditures, revenue and the cost of license revenue.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the period ended December 31, 2012.

Revenue recognition

The Company has not generated any revenues from royalties or product sales through June 30, 2013.

Subsequent to June 30, 2013, the Company received upfront payments in connection with the Glybera commercialization agreement and hemophilia B co-development agreements. Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated balance sheet and are recognized in revenues as earned over the period of the development, commercialization, collaboration or manufacturing obligation.

The Company also generates revenue from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front,

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

milestone and similar payments, which require significant analysis by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis require considerable estimates and judgments to be made by us, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

Management has concluded that the up-front payments constitute a single unit of accounting, and accordingly, the up-front payments will be recognized over the estimated remaining period of the related manufacturing technologies.

5. Seasonality of Operations

The Company's financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period to period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

6. Segment Information

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure's activities are regularly reviewed by uniQure's chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is identified as the chief operating decision maker, and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

The Company currently and in the near future is expected to derive the substantial majority of its revenues from a single party, Chiesi, based in Italy. The Company and Chiesi have entered into an exclusive collaboration for the development and commercialization of the Company's Glybera and Hemophilia B programs in Europe and certain additional territories, pursuant to the Agreements which were entered into in April 2013 and which became effective in June 2013.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7. Property, Plant and Equipment

	LEASEHOLD IMPROVEMENTS	LABORATORY EQUIPMENT	OFFICE EQUIPMENT	TOTAL
	(€ in thousands)
Period ended June 30, 2013
Opening net book amount	598	270	317	1,185
Additions	—	22	302	324
Depreciation charge	(104)	(66)	(89)	(259)

Closing net book amount	494	226	530	1,250

At June 30, 2013
Cost	1,264	2,981	1,180	5,425
Accumulated depreciation	(770)	(2,755)	(650)	(4,175)

Net book amount	494	226	530	1,250

Depreciation expense of €259,000 for the six months ended June 30, 2013 (six months ended June 30, 2012: €261,000) has been charged in research and development expense.

8. Intangible Assets

INTANGIBLE ASSETS
(€ in thousands)
Period ended June 30, 2013
Opening net book amount	3,278
Additions	2,666
Amortization charge	—

Closing net book amount	5,944

At June 30, 2013
Cost	5,944
Accumulated amortization and impairment	—

Net book amount	5,944

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The additions as of June 30, 2013 were largely driven by the capitalization of Glybera developments expenses, in accordance with IAS 38.57, for a total amount of €1,124,000 (2012: €nil). Capitalization of Glybera costs commenced on March 21, 2013. Other additions relate to the capitalization of sublicense amendment fees following the Chiesi agreements, for a total amount of €1,337,000 (2012: €nil).

9. Trade and Other Receivables

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
Receivables from related parties	26	—
Trade accounts receivable	397	17,654
Other receivables	—	364
Social security and other taxes	418	385

Trade and other receivables	841	18,403

The fair value of trade and other receivables approximates their carrying value. As of June 30, 2013 and December 31, 2012, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company's trade receivables are fully denominated in Euros.

The main driver for the amount of trade receivables is the amount of €17,475,000 in relation to the Chiesi up-front payments and collaboration revenue. The above receivable is fully collectible following the Chiesi agreements becoming unconditional as of June 30, 2013 following the receipt of the required sub-license agreements from third parties.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

The other receivables primarily relate to prepaid rent, insurance, and certain annual license fees for software and intellectual property as of June 30, 2013 and December 31, 2012.

10. Inventories

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
Raw materials	—	188
Inventories	—	188

The inventory at June 30, 2013 was €188,000 (2012: €nil). The amount includes the raw materials that are to be capitalized in connection with the manufacturing of Glybera for commercial sale, which is expected to commence in the first half of 2014.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

11. Cash and Cash Equivalents

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
Cash at bank and on hand	263	9,597

Cash balances improved in the first six months of 2013, primarily as a result of the receipt of €10.0 million in convertible debt financing from Coller Capital and $10.0 million in venture debt financing from Hercules Technology Growth Corporation.

Supplemental information relating to the cash flow statement

The conversion of the €5,0000,000 convertible loan, together with accrued interest of €320,000, amounting to €5,320,000 in aggregate represented a non cash item as of June 30, 2012. Refer to Note 12 below.

Purchases of intangible assets and changes in trade and other payable contain non-cash item of €2,342,000 largely related to purchase of licenses, which have not yet been paid as of June 30, 2013. Refer to Note 8 above.

12. Equity

uniQure was incorporated on January 10, 2012. The comparative period ending June 30, 2012 is the first accounting period for the Company. On April 5, 2012 uniQure acquired the AMT Business. The business combination between uniQure and the AMT Group is accounted for as a reverse acquisition and the financial statements of the AMT Business are presented as the financial statements of uniQure, with an adjustment required to reflect the capital of uniQure in accordance with the requirements of IFRS3 in relation to reverse acquisitions (see Note 1 above for further details). The amount recognized as issued equity interests in the consolidated financial statements is determined by the issued equity interest in AMT outstanding immediately prior to the business combination, but the equity structure (the number and type of equity interests issued) reflects the equity structure of uniQure. Accordingly the share capital and share premium accounts of AMT disclosed in its audited financial statements for prior years are restated as if uniQure ordinary shares had been issued. The exchange ratio of uniQure shares issued for AMT shares was 1-for-1, but because AMT shares had a nominal value of €0.04 and uniQure shares have a nominal value of €0.01, the impact of this approach is to reduce the balance of the share capital reported within the previous AMT accounts and correspondingly increase the balance on the share premium account. Further details are set out in the uniQure financial statements for the year ended December 31, 2012.

On April 5, 2012, uniQure entered into the financing arrangements described above, consisting of the subscription for €6,000,000 in new equity and the conversion of loans plus interest amounting to €5,320,000.

On April 19, 2012, uniQure raised a further €1.0 million through the issue of class A ordinary shares at a price of €0.614 per share to Cooperatieve Gilde Healthcare II U.A., an existing shareholder of uniQure.

During the period covered by these interim financial statements, uniQure had a single class of shares, which are denominated as ordinary shares. Within this class of ordinary shares, there are further sub-denominations between class A Ordinary Shares and class B Ordinary Shares. Other than the fact that

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

certain corporate resolutions require the approval of the general meeting of the class A ordinary shares, class A ordinary shares and class B ordinary shares carry equal economic rights and rank equally. After the period covered by these financial statements, and following the general meeting of shareholders of uniQure on July 22, 2013, the Company's authorized share capital was increased from €1,900,000 or 190,000,000 shares to €2,000,000 or 200,000,000 shares by the creation of a new sub-denomination of class C Ordinary Shares, on the following basis:

	A	B	C	TOTAL
Number of Ordinary Shares	171,406,311	18,593,689	10,000,000	200,000,000
Value (€)	1,714,063	185,937	100,000	2,000,000

As at June 30, 2013, a total of 48,721,231 shares were issued and paid up in full at a nominal value of €0.01 per share (December 31, 2012: 48,267,493 shares at €0.01 per share). Of these, 453,738 shares are presented as being issued during the period raising a gross aggregate amount of €0.27 million (for the six months ended June 30, 2012: 18,753,589 shares were issued raising a gross aggregate amount of €9.5 million). Further details of the issues in 2012 are described in the 2012 audited financial statements.

In 2013 and 2012, no new shares were issued upon the exercise of share options. On December 31, 2012, and June 30, 2013 36,294 shares were held by the stichting participatie AMT as treasury shares. The par value as of June 30, 2013 is €0.01 per share (as of December 31, 2012: €0.01 per share). All issued shares are fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

Share Premium

As of the six months ended June 30, 2012 the company had entered into a reverse acquisition that is described in the consolidated audited financial statements for the year ended December 31, 2012.

The presentation of the share premium account is on a consistent basis with the share capital account, including similar adjustments to reflect the impact of the treatment under IFRS 3. The total additions to share premium in the six months ended June 30, 2013 amount to €274,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other Reserves

Accumulated expense related to the AMT share option plan for the period up to April 5, 2012, amounting to €2,987,000, is offset against the retained losses at April 5, 2012 following the extinguishing of AMT and the AMT share option scheme, as set out in the Consolidated Statement of Changes in Equity and as described further in the consolidated audited financial statements for the year ended December 31, 2012.

The costs of equity-settled share-based payments to employees are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes.

During the period ended June 30, 2013 the Company recognized a share based payment expense of €1,259,000 (period to June 30, 2012: €730,000), as described in note 17 below and the accumulated expense of the share incentive plan recognized in the income statement is shown separately in the equity category Other Reserves in the Consolidated Statement of Changes in Equity.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

In the period presented in these unaudited consolidated financial statements, the Company did not have any legal or other types of restricted reserves.

13. Trade and Other Payables

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
Trade payables	2,099	2,402
Social security and other tax	152	515
Other current liabilities	1,816	3,588

Total trade and other payables	4,067	6,505

Other current liabilities

As of June 30, 2013 and December 31, 2012, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

14. Borrowings

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
Non-current
Borrowings	—	7,250
Finance lease liabilities	450	381

Total non-current	450	7,631

Current
Debt to related party—Financial liability	1,366	12,424
Debt to related party—Embedded derivative	132	3,185
Borrowings	—	800
Borrowings—Embedded derivative	—	241
Total current	1,498	16,650

Total	1,948	24,281

December 2012 Convertible Loan and Amendment in March 2013

On December 17, 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated loan notes, which have an issue price of 100% and pay an annual coupon of 8%. Of the total loan €1,999,000 was drawn down in the period from January 1, 2013 to January 31, 2013.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

In March 2013, uniQure increased the loan by an additional €10,000,000, invested by Coller Capital. As part of the increase, the loan note terms for all loan note holders described in the annual consolidated financial statements were amended such that the final maturity date of the loan notes was extended to December 31, 2014. Additionally, the warrant entitlement was reduced to 10% of the principal amount of the loan provided to uniQure.

Significant amendments to the December 2012 convertible loan led to its derecognition and the recognition of a new liability. The fair value of the new liability portion of the convertible loan was €10,313,000, which is included within the current liabilities: debt to related party—financial liability, on the consolidated balance sheet as of June 30, 2013. The change in the carrying amount of the previous liability and the new liability of €1,954,000 was recognized in the statement of comprehensive income during six-months ended June 30, 2013.

The conversion feature included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this embedded derivative is €3,185,000 and is included within the Current liabilities: Debt to related party—embedded derivative on the Consolidated Balance Sheet as of June 30, 2013.

Borrowings

Under the terms of a Dutch Government Grant contingent commitment, we are required to make repayments based on the timing and amount of revenues we receive from the sale of Glybera. In connection with our receipt of upfront payments from Chiesi for the commercialization of Glybera, we repaid €800,000 of this loan in September 2013. We expect to pay to the Dutch government 20% of any gross amounts we receive from Chiesi in connection with sales of Glybera, until the earlier of such time as the loan is repaid in full on December 31, 2017. Amounts that remain outstanding as of December 31, 2017, if any, would be forgiven. We have recorded €800,000 current borrowings as of June 30, 2013, which will be repaid in September 2013. See also further description under the Contingent Liabilities note 21.

Hercules Borrowing

The presented non-current borrowings relate to the Hercules Technology Growth Corp. Venture debt Loan facility, entered into on June14, 2013 for a book value of €7,250,000, net of expenses for facility charges of 1.25% plus expenses related to legal counsel. The loan commitment is USD $10 million with an interest rate of 11.85% and a back-end fee of 3.45% which matures over a period of 39 months from loan closing date. The interest-only period was initially set at 9 months; however, was extended to 15 months subsequent to the Chiesi transaction. In addition the Loan is secured by a lien on all of the Company's assets (excluding intellectual property).

The warrant included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this embedded derivative is €241,000 and is included within the Current liabilities: Debt to related party—embedded derivative on the Consolidated Balance Sheet as of June 30, 2013.

Finance Lease Liability

The finance lease liabilities relate to the current facility at the Meibergdreef in Amsterdam, The Netherlands.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The condensed consolidated financial statements do not include all disclosures for borrowings that are required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the period ended December 31, 2012.

15. Revenues and Deferred Revenues

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
Collaboration Revenue	—	475
Deferred License Revenue Current Portion	—	881
Deferred License Revenue	—	16,119

In the six months ended June 30, 2013, an amount of €475,000 (six months ended June 30, 2012: €nil) was recognized as collaboration revenue. This amount related to certain approved activities the Company could recharge and reimbursement of expenses under its Co-Development Agreement with Chiesi in respect of its Hemophilia B program.

Upon signing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on April 29, 2013, the Company received €17.0 million as a non-refundable upfront payment. Based on an assessment performed to the Company, the €17.0 million will be amortized on a straight-line basis over a period from July 2013 up September 2032, this date the date of expiration of the last intellectual property protection related to the manufacturing process.

For the six months ended June 30, 2013, the Company recognized an expense, under Costs of goods sold, in relation to its obligation to repay to the Dutch Government a portion of a grant received between 2001 and 2005 in connection with the development of Glybera; the amount was calculated as an agreed 40% of the upfront payment received in relation to Glybera. See a further description under Note 21: Contingent Liabilities.

Collaboration revenue from contracts, typically from delivering research and development services, relate to the agreements, and is recognized on the basis of labor hours delivered at the Agreements' full time employee rate.

Cost reimbursements to which the Company is entitled to under agreements are recognized in the income statement in the same quarter of the recorded cost they intend to compensate, except for reimbursement of certain expenses incurred in the periods prior to the completion of the Chiesi agreements (on June 30, 2013); such revenues are recognized at the moment that Chiesi incurred the obligation to reimburse them, i.e. on June 30, 2013. When the reimbursable costs are not yet invoiced these amounts are included as a component of trade and other receivables on the balance sheet.

The condensed consolidated financial statements do not include all disclosures for revenue and deferred revenue that are required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the period ended December 31, 2012.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

16. Research and development expense

Research and development expenses mainly increased due to the additional development and clinical activities required to support the planned commercial launch of Glybera, as well as the progression of uniQure's other programs through late stage research and clinical development.

17. General and administrative expense

General and administrative expense increased from €2,776,000 in the six months ended June 30, 2012 to €4,369,000 in the six months ended June 30, 2013. The increase is primarily due to expenses related to consultants (commercial, operations, and administrative) and professional fees.

18. Share-Based Payments

The condensed consolidated financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the period ended December 31, 2012.

During the period ended June 30, 2013 the Company recognized a share-based payment expense of €1,259,000 (period to June 30, 2012: €730,000). The share-based payment expense in the first quarter of 2012 was based on the AMT plan only. During the second quarter of 2012, the uniQure share-based payment plan was introduced which resulted in higher expense charge than the previous quarter. For the six months ended June 30, 2013 employee payroll headcount increased from 50 to 67 which lead to the additional increase in share-based payment expense during the period.

19. Loss Per Share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary and preferred shares in issue during the year.

	SIX MONTHS ENDED JUNE 30,
	2012	2013
	(€ in thousands)
Loss attributable to equity holders of the Company	(6,835)	(13,493)

Weighted average number of ordinary shares outstanding	39,291,365	48,656,882

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
Share options
Total	8,031,777	8,802,103

20. Related-Party Transactions

In the six month period ended June 30, 2013 and 2012 the Management Board was paid regular salaries and contributions to post employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation.

Funds affiliated with Forbion Capital partners have an interest in the Company in excess of 10%. In addition, Professor Sander van Deventer and Mr. Sander Slootweg, who were appointed as members of the Supervisory Board of uniQure on April 5, 2012, are each partners of Forbion. Based on the information above, Forbion is a related party of uniQure.

Funds affiliated with Gilde Healthcare have an interest in the Company in excess of 10%. In addition, Mr. Edwin de Graaf, who was appointed as a member of the Supervisory Board of uniQure on April 5, 2012, is a partner of Gilde Healthcare Partners. Based on the information above, Gilde Healthcare is a related party of uniQure.

Transactions

The related parties identified above participated in the following transactions during the six month periods ended June 30, 2013 and June 30, 2012.

Expenses

The 2009 convertible loan from Forbion accrued interest of 5% during the period from January 1, 2012 until its conversion on April 5, 2012, amounting to a finance charge of €70,000. No interest in respect of this loan arose in respect of the six months ended June 30, 2013 because the loan had already been previously converted into 5,320,000 class A ordinary shares.

The 2012 convertible loan from Forbion, Gilde and other parties, as amended in March 2013, accrued interest of 8% during the six months ended June 30, 2013, amounting to €346,000.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Key Management Compensation

The below table shows the compensation for the Supervisory Board, the Managing Directors and senior Management:

FOR THE		SHORT TERM EMPLOYEE BENEFITS		SHARE-BASED PAYMENTS		POST-EMPLOYMENT BENEFITS	ADVISORS FEES	TERMINATION BENEFITS	TOTAL
		(€ in thousands)
Year ended December 31, 2012	Supervisory Board	—		134		—	121	—	255
	Managing directors	695		509		92	—	—	1,296
	Senior Management	689		452		41	—	—	1,182

		1,384		1,095		133	121	—	2,733
6 months ended June 30, 2012	Supervisory Board	—		38		—	64	—	102
	Managing directors	290		165		46	—	—	501
	Senior Management	326		145		21	—	—	492

		616		348		67	64	—	1,095
6 months ended June 30, 2013	Supervisory Board	—		249	(2)	—	49	—	298
	Managing directors	437	(1)	259		30	—	—	726
	Senior Management	543		311		40	—	—	894

		980		819		70	49	—	1,918

(1)
The Management board received Management bonuses
(2)
For one SB member the Options were granted late in 2012, but assumed an April 2012 starting point for vesting

The condensed consolidated financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the period ended December 31, 2012.

21. Commitments / Contingent Liabilities

uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters under an agreement between uniQure and AMC, represented by BDDA and Amsterdam Vector Productions B.V. ("AVP"), both subsidiaries of AMC) (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30, 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until September 30, 2016. The aggregate annual lease payments amount to €542,000.

The lease expenditure charged to the income statement for the six months ended June 30, 2013 was €322,000 (for the six months ended June 30, 2012: €375,000).

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The future aggregate minimum lease payments under non-cancellable operating leases as of June 30, 2013 and December 31, 2012 are as follows:

	DECEMBER 31, 2012	JUNE 30, 2013
	(€ in thousands)
No later than 1 year	542	542
Later than 1 year and no later than 5 years	1,627	1,356

Total	2,169	1,899

Research and Development Commitments

uniQure has entered into research and development commitments in relation to uniQure's product pipeline. The future aggregate minimum payments under these research and development commitments are as follows:

	AS AT DECEMBER, 2012	AS AT JUNE, 2013
	(€ in thousands)
No later than 1 year	277	300
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—

Total	277	300

Grant Commitments

From October 1, 2000 until May 31, 2005, AMT received a technical development loan from the Dutch government in relation to development of Glybera. This grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2017 as a percentage of revenues which are derived from the sale of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 3, 2017, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the contingent commitment at June 30, 2013 was €6,150,000, comprising the original total amount of the grant together with accrued interest. In these interim financial statements the Company has recorded a current liability of €800,000 as a charge in the consolidated statement of comprehensive income within Costs of goods sold. This amount is re-payable to the Dutch Government and is calculated as 40% of the upfront amount received in relation to Glybera.

Historically, the Company also received a "Technisch ontwikkelingsproject" (TOP) (or technical development project) grant from the Dutch government amounting to €130,000 on a project that was terminated. If the Company realizes income from the sale of assets developed under that grant, repayment clauses will apply. The Company has not recorded any liability to repay amounts in respect of this grant within these financial statements.

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

On January 5, 2010, the Company was awarded an investment credit (innovatiekrediet) from the Dutch government (Ministry of Economic Affairs—Agentschap.nl) in respect of the Company's program for Duchenne Muscular Dystrophy. The credit covers 35% of the costs incurred in respect of the program up to a maximum of €4,000,000. The credit includes a repayment clause dependent on the technical success of this program (which is expected to be demonstrated if the product can be successfully commercialized). The credit is interest-bearing at a rate of 11.4% per annum. To date, the Company has received €729,000 under this investment credit, and as of December 31, 2012, the total amount of the liability was €956,000, representing the amount of the original advance together with accrued interest (2011: €858,000). The credit was to be repaid after the funded part of the program was completed in 2013, out of a percentage of revenues derived from the sales resulting from the Company's Duchenne Muscular Dystrophy program. The assets which are financed by means of the investment credit are subject to a right of pledge for the benefit of the Dutch Ministry of Economic Affairs. The project has been terminated following failure to achieve the scientific goals and the Company does not anticipate that any amounts will be realized from this project and consequently there will not be any obligation to repay any of these amounts.

Other contingent liabilities

On October 22, 2013 the Company received a claim from Extera, a consulting firm based in Boston, Massachusetts regarding certain fees alleged to be owed in respect of consulting services provided in connection with a partnering transaction by the Company, under an engagement which expired on December 31, 2012. The Company reviewed the claim and is of the opinion that no liability is to be recorded in the June 30, 2013 financial reports.

22. Events After the Balance Sheet Date

Since the end of the period covered by these financial statements, uniQure has entered into a number of transactions. These are described as Post Balance Sheet Events. These events are further described as follows:

On July 24, 2013, uniQure entered into a lease for new premises at Hartwell Avenue, Lexington, Massachusetts through its newly incorporated, wholly owned subsidiary uniQure, Inc. The rent obligations will start seven months after the facility is available for occupancy, which is expected to be in the fourth quarter of 2013. The lease is for a period of 10 years At signing of the lease agreement the Company made a security deposit of $1.2 million.

On July 26, 2013, uniQure exercised its rights under the convertible loan agreement to trigger conversion of a €13,497,000 convertible loan into 6,681,683 class A ordinary shares. The conversion price was with a €2.02 per share, and the accrued interest amount was €434,000 was paid to the various holders.

Pursuant to a subscription agreement with Chiesi on July 24, 2013 Chiesi acquired 5,546,070 class C ordinary shares at a subscription price of €2.02 per share.

On September 24, 2013, uniQure amended the terms of a venture debt loan entered into on June 14, 2013, reducing the costs of the loan in exchange for 185,873 ordinary shares.

In September 2013, the Company repaid €800,000 to the Dutch Government in relation to the TOK grant. This payment reduced the remaining contingent commitment to €5,433,000 as of September 30, 2013.

On October 22, 2013, the Company received a demand letter from Extera Partners, a consulting firm based in Boston, Massachusetts, regarding certain fees alleged to be owed in respect of consulting services

UNIQURE B.V.

Notes to Unaudited Condensed Consolidated Financial Statements

provided in connection with a partnering transaction by the Company, under an engagement which expired on December 31, 2012. The total amount claimed by Extera Partners for present and future fees allegedly due as a result of the Company's collaboration agreements with Chiesi, which were entered into in the second quarter of 2013, is said to be in the order to €7,000,000 to €8,000,000; the engagement letter with Extera contained a cap limiting the maximum payment to €5,000,000. The Company intends to defend the claim vigorously. The Company has reviewed the demand with counsel and believes, that the claim is without merit, and consequently it is not expected to have financial consequences for the Company.

No other events occurred after the balance sheet date that would have a material impact on the result or financial position uniQure.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of uniQure B.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of uniQure B.V. and its subsidiaries at December 31, 2012, December 31, 2011, and December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Accountants N.V.

PricewaterhouseCoopers Accountants N.V.
Utrecht, The Netherlands
October 25, 2013

UNIQURE B.V.

Consolidated Balance Sheets
(€ in thousands)

		AS AT DECEMBER 31,
	NOTES	2010	2011	2012
Assets
Non-current assets
Intangible assets	(6)	2,916	2,725	3,278
Property, plant and equipment	(7)	1,286	895	1,185
Total Non-current assets		4,202	3,620	4,463
Current assets
Receivables from related parties	(8, 24)	35	35	26
Social security and other taxes	(8)	409	249	418
Other receivables	(8)	198	800	397
Cash and cash equivalents	(9)	17,859	1,100	263
Total Current assets		18,501	2,184	1,104

Total assets		22,703	5,804	5,567

Equity
Share capital		235	237	483
Share premium		99,841	99,947	114,795
Other reserves		1,788	2,728	1,508
Accumulated deficit		(88,205)	(105,505)	(117,234)

Total equity	(10)	13,659	(2,593)	(448)

Liabilities
Non-current liabilities
Financial lease liabilities	(11)	221	180	450
Debt to related party	(12, 24)	4,621	4,544	—
Non-current liabilities		4,842	4,724	450
Current liabilities
Trade payables	(13)	1,556	1,736	2,099
Social security and other taxes	(13)	196	713	152
Debt to related party—financial liability	(12)	—	—	1,366
Debt to related party—embedded derivative	(12)	—	—	132
Other current liabilities	(13)	2,450	1,224	1,816

Total Current liabilities		4,202	3,673	5,565

Total liabilities		9,044	8,397	6,015

Total equity and liabilities		22,703	5,804	5,567

The accompanying notes form an integral part of the consolidated financial statements.

UNIQURE B.V.

Consolidated Statements of Comprehensive Income
(€ in thousands, except share data and per share data)

		YEAR ENDED DECEMBER 31,
	NOTE	2011	2012
Revenues:		€—	€—
License revenues		—	—
Collaboration revenues		—	—
Total revenues		—	—
Cost of goods sold		—	—
Gross loss		—	—
Other income	(14)	2,192	649

Research and development expenses		(15,500)	(10,231)
General and administrative expenses		(3,807)	(4,564)
Other losses—net		(26)	(45)

Total operating costs	(15)	(19,333)	(14,840)

Operating result		(17,141)	(14,191)
Finance income	(17)	277	22
Finance expense	(17)	(436)	(547)

		(159)	(525)

Result before corporate income taxes		(17,300)	(14,716)
Corporate income taxes	(18)	—	—

Net loss (Attributable to equity holders of the Company)		(17,300)	(14,716)

		(17,300)	(14,716)

Other comprehensive income		—	—

Total comprehensive loss*		(17,300)	(14,716)

Loss per share attributable to the equity holders of the Company during the year
Basic and diluted loss per share	(19)	(0.73)	(0.34)

*
Total comprehensive loss is fully attributable to equity holders of the Company.

The accompanying notes form an integral part of the consolidated financial statements.

UNIQURE B.V.

Consolidated Statements of Changes in Equity
(€ in thousands)

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM RESERVE	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL EQUITY
Balance at January 1, 2011	(5)	235	99,841	1,788	(88,205)	13,659
Result for the year		—	—	—	(17,300)	(17,300)
Capital contributions	(5)	2	106	—	—	108
Share-based payment expenses		—	—	940	—	940
Balance at December 31, 2011	(5)	237	99,947	2,728	(105,505)	(2,593)
Balance at January 1, 2012		237	99,947	2,728	(105,505)	(2,593)
Result for the year					(14,716)	(14,716)
Capital contributions	(10)	246	14,848	—	—	15,094
Share-based payment expenses relating to the AMT share option scheme	(10)	—	—	259	—	259
Adjustment to reserves on expiration of the AMT option scheme	(10)	—	—	(2,987)	2,987	—
Share-based payment expenses relating to the uniQure share option scheme	(10)	—	—	1,508	—	1,508
Balance at December 31, 2012		483	114,795	1,508	(117,234)	(448)

The accompanying notes form an integral part of the consolidated financial statements.

UNIQURE B.V.

Consolidated Statements of Cash Flow
(€ in thousands)

		YEAR ENDED DECEMBER 31,
	NOTES	2011	2012
Cash flow from operating activities
Result before corporate income tax		(17,300)	(14,716)
Adjustments for:
—Depreciation	(15)	590	548
—Impairment of assets	(6)	300	—
—Derivative result	(17)	(207)	(22)
—Derivative result arising on early conversion of the loan	(17)	—	464
—Exchange result	(15)	26	45
—Share-based payment expenses	(16)	940	1,767
—Changes in trade and other receivables	(8)	(442)	243
—Changes in trade and other payables	(13)	(1,039)	180
—Movement on other liabilities	(11)	64	161
—Interest (income)/expense	(17)	365	61
Cash used in operations		(16,703)	(11,269)
Interest paid		(2)	(8)

Net cash used in operating activities		(16,705)	(11,277)

Cash flow from investing activities
Purchases of property, plant and equipment	(7)	(200)	(392)
Purchases of intangible assets	(6)	(109)	(553)
Interest received	(17)	147	113

Net cash used in investing activities		(162)	(832)

Cash flow from financing activities
Capital contribution from shareholders	(10, 21)	108	9,774
Convertible loans drawn down	(12)	—	1,498

Net cash generated from financing activities		108	11,272

Net decrease in cash, cash equivalents and other bank overdrafts		(16,759)	(837)

Cash, cash equivalents and bank overdrafts at the beginning of the year	(9)	17,859	1,100

Cash, cash equivalents at the end of the year	(9)	1,100	263

The accompanying notes form an integral part of the consolidated financial statements.

UNIQURE B.V.

Notes to Consolidated Financial Statements

1. General Information

uniQure B.V.

uniQure B.V. ("uniQure" or the "Company") is a biopharmaceutical company, incorporated and domiciled in the Netherlands, with its headquarters at Meibergdreef 61, 1105 BA, Amsterdam. The Company is a leader in the field of gene therapy, with the first product to receive regulatory approval in the European Union and with multiple collaborations designed to accelerate the development of a pipeline of additional product candidates. The Company was incorporated in January 2012 to acquire and continue the gene therapy business ("AMT Business") of Amsterdam Molecular Therapeutics (AMT) Holding N.V. ("AMT") and its subsidiaries (collectively, the "AMT Group") and to facilitate additional financing, as described further below. As used in these financial statements, unless context indicates otherwise, all references to "uniQure" or the "Company" refer to uniQure and its consolidated subsidiaries.

Amsterdam Molecular Therapeutics (AMT) Holding N.V., prior to April 5, 2012

AMT was, until its liquidation (as described further below in this Note 1), incorporated and domiciled in the Netherlands. It was founded by scientists who were investigating gene therapy approaches for the treatment of lipoproteinlipase deficiency ("LPLD") at the Academic Medical Center (the "AMC") of the University of Amsterdam. The work on LPLD led to the development of Glybera® as the AMT Business's lead program. In December 2009, AMT submitted a Marketing Authorization Application ("MAA") for Glybera to the European Medicines Agency ("EMA").

In 2011, following the Committee for Human Medicinal Products ("CHMP") recommendation to the EMA to refuse the MAA for Glybera, AMT was forced to evaluate its strategic options. Under its restructuring plan announced in late 2011, AMT reduced its number of employees from approximately 100 to approximately 45 by early 2012.

Also by late 2011, AMT's financial resources were depleted and AMT faced significant challenges in raising additional funding from new investors. On December 27, 2011, AMT entered into an agreement to issue 7,352,938 new ordinary shares to existing investors at a price of €0.34 per share, raising a total of €2.5 million. These funds provided additional time for AMT's management and Supervisory Board to explore opportunities to fund the AMT Business.

AMT designed a transaction structure to transfer the AMT Business into a new, unlisted company which could then be funded by Forbion Co-Investment II Cooperatief U.A. and Forbion Co-Investment Cooperatief U.A., which we refer to collectively as "Forbion".

Formation of uniQure and combination with the AMT Business on April 5, 2012

On February 17, 2012, AMT announced that it had entered into a conditional agreement with the newly created entity, uniQure, under which AMT agreed to transfer its entire interest in the AMT Business. uniQure was a newly formed company that issued equity shares to the existing shareholders of AMT in exchange for the transfer of the AMT Business, such that there was no change in the substance of the reporting entity.

The proposed transaction between uniQure and AMT was approved at a meeting of AMT shareholders on March 30, 2012 and completed on April 5, 2012.

UNIQURE B.V.

Notes to Consolidated Financial Statements

uniQure issued 31,101,065 class B ordinary shares with a nominal value of one euro cent ("class B ordinary shares"), represented by depositary receipts ("uniQure DRs") issued to the AMT shareholders as consideration for the AMT Business. At the date of transfer, AMT had 31,101,065 issued shares.

On April 26, 2012, the distribution record date, AMT was placed in liquidation and made an initial distribution to shareholders of one uniQure DR for every AMT share held. Subsequently, AMT had no material assets, no further distributions were made to AMT shareholders and the liquidation process of AMT was completed in November 2012.

Following the transfer from AMT to uniQure , each AMT shareholder holding at least 5% of the shares in the capital of AMT on April 26, 2012, was entitled to exchange its uniQure DRs for an equal number of uniQure class A ordinary shares with a nominal value of one euro cent ("class A ordinary shares").

As part of the transaction with AMT, uniQure assumed a €5.0 million convertible loan provided to AMT by Forbion in December 2009. On April 5, 2012, this loan, together with accrued interest of €320,000, was converted into class A ordinary shares at a price of €1.00 per share, resulting in the issue to Forbion of 5.32 million class A ordinary shares. The terms of the conversion represented an amendment to the originally agreed conversion price of €3.69 per AMT share. This amendment to the conversion terms formed part of the terms of the combination of AMT and uniQure and the associated financing of uniQure, and was approved by AMT shareholders on March 31, 2012.

On April 5, 2012, uniQure raised €6.0 million through an issue to Forbion of 9,771,987 newly-issued class A ordinary shares at a price of €0.614 per share.

uniQure capital structure following the transactions on April 5, 2012

Following the transaction with AMT and the financing by Forbion, uniQure had a single class of shares. All shares were ordinary shares with the same economic rights in respect of dividends and upon a winding up or sale of the business. The ordinary shares were sub-divided into class A ordinary shares and class B ordinary shares. An additional classification of uniQure class C ordinary shares with a nominal value of one euro cent ("class C ordinary shares") was created on July 22, 2013. While the A, B and class C ordinary shares all have the same economic rights, the principal difference is that class A ordinary shares and class C ordinary shares are held directly by shareholders, whereas the class B ordinary shares are held by a trust foundation (stichting administratiekantoor (the "STAK")) on behalf of the uniQure DR holders; the STAK Trustees attend uniQure shareholder meetings on behalf of the uniQure DR holders and will follow voting instructions from the uniQure DR holders in respect of any resolutions at shareholder meetings.

Accounting for the formation of uniQure and the reorganization of the AMT Group

The basis of accounting for the combination of uniQure and the AMT Group was determined by International Financial Reporting Standard ("IFRS") 3, Business Combinations.

The AMT Group is the acquirer for accounting purposes and the transaction was accounted for as a reverse acquisition based on the following:

  •
  The senior management of AMT became the senior management of uniQure;

  •
  The former shareholders of AMT became shareholders in uniQure following the combination and exchange of AMT shares for uniQure shares, giving them 100% control and voting rights;

  •
  The majority of the Supervisory Board members were independent and appointed by the former AMT shareholders;

UNIQURE B.V.

Notes to Consolidated Financial Statements

  •
  The AMT Group was significantly larger in size compared to uniQure based on the scale of activities and number of employees (uniQure had no employees); and

  •
  uniQure issued equity interests to affect the business combination and was one of the combining entities that existed before the reorganization.

As a result, comparative figures as of and for the year ended December 31, 2011 are included in respect of the operations and financial position of the AMT Group in the consolidated financial statements of uniQure for 2012.

At the date of combination of uniQure and AMT on April 5, 2012, uniQure had €18,000 in cash as a consequence of the initial capital provided by Forbion on the creation of uniQure; this represented an initial payment towards the €6.0 million equity commitment by Forbion into the combined business on the basis described above. uniQure held no other assets and did not carry on any trading activities.

Restatement of AMT's 2011 consolidated financial statements and inclusion in uniQure's 2012 consolidated financial statements

The consolidated financial statements of AMT as of and for the year ended December 31, 2011 were prepared after the transaction with uniQure was complete and after AMT had been placed into liquidation.

AMT's consolidated financial statements for the year ended December 31, 2011 were originally prepared on the following basis:

  •
  AMT, the parent company, was in liquidation; therefore, the related accounts were prepared on a liquidation basis rather than a going concern basis;

  •
  At December 31, 2011 it was regarded as probable that the business and assets of AMT would be disposed of, and therefore the entire AMT Business was classified as assets and liabilities held for sale, and as discontinued operations; and

  •
  At the date of preparation of the 2011 AMT consolidated financial statements it was known that the transaction between uniQure and AMT had been completed and that the AMT Business would continue as a going concern. Accordingly, there was no impairment provision against the book values and accordingly the change of basis from going concern to liquidation did not affect income or equity.

In preparing the financial statements for uniQure for 2012, uniQure included the AMT Group consolidated comparative financial information as of and for the year ended December 31, 2011, excluding the share capital of AMT. This information included was prepared on a going concern basis, rather than a liquidation basis, in order to be consistent and comparable for the periods disclosed.

This change in the basis of preparation does not result in any material adjustment to the equity or net income amounts disclosed in the 2011 AMT consolidated financial statements, although it does change the format of the presentation. Specifically, the AMT consolidated accounts for 2011 presented the AMT Business as discontinued activities, with assets and liabilities held for sale which are now presented in the uniQure 2012 consolidated financial statements on the basis that they formed part of the continuing operations of uniQure in 2011. See Note 5 below for further details.

Development of uniQure after April 5, 2012

Following completion of the transaction with AMT, uniQure focused on four of its remaining pre-clinical gene therapy programs (for the treatments of hemophilia B, acute intermittent porphyria, Sanfilippo B syndrome and Parkinson's disease).

UNIQURE B.V.

Notes to Consolidated Financial Statements

On April 5, 2012, uniQure entered into the financing arrangements described above, consisting of the subscription for €6.0 million in new equity and the conversion of loans plus interest amounting to €5.32 million.

On April 19, 2012, uniQure raised a further €1.0 million through the issue of class A ordinary shares at a price of €0.614 per share to Cooperatieve Gilde Healthcare II U.A. ("Gilde"), an existing shareholder of uniQure.

Following a fourth review of uniQure's MAA, in July 2012 the CHMP recommended approval for the restricted population of LPLD patients with recurrent pancreatitis, subject to additional post-marketing studies for efficacy. The European Commission granted this approval in October 2012. Following the approval of Glybera under exceptional circumstances, uniQure has begun to expand in order to prepare for the product's commercial launch, as well as continuing to develop its other pipeline assets. uniQure began hiring additional staff and the number of employees increased from approximately 45 in early 2012 to approximately 67 by December 31, 2012. This growth continued during 2013. The additional hiring and related activities increased uniQure's cash outflows and the business needed to raise further funding.

In November 2012, uniQure entered into agreements to raise €0.55 million through the issuance of 899,514 uniQure DRs to employees and other persons at a price of €0.614 per uniQure DR. Of these, 445,777 uniQure DRs, representing approximately €0.27 million, were issued prior to December 31, 2012, and the remaining 453,737 uniQure DRs, representing approximately €0.28 million, were issued after December 31, 2012.

On December 17, 2012, uniQure entered into an agreement to raise €3.497 million through the issuance of a convertible loan, of which €1.498 million was drawn down in the year ended December 31, 2012 and the balance was drawn down after the period covered by these financial statements. The fair value element of the loan is disclosed on the balance sheet as €1.45 million. The principal terms at the date of the convertible loan agreement were that the loan bear interest at a rate of 8% per annum, has a maturity date of December 31, 2013 and is convertible at a discount of 5% to the next equity round (provided that the maximum conversion price would be €1.00 per share and that the 5% discount would not be applied if doing so would result in a conversion price lower than €0.614 per share). Because the convertible loan is a compound instrument including an embedded financial derivative which is not closely related to the host contract, under IFRS the embedded derivative has been split out and accounted for separately. Further details of the loan terms, and of its recognition as a financial liability and an equity instrument, are set out in Note 12 below. The loan also entitled the lenders to warrants, further details of which are set out in Note 12 below. The terms of this loan and the accompanying warrants were amended on March 17, 2013 as part of the increase in the loan amount to €13.497 million as described further below in this Note 1.

Negative equity position at December 31, 2012 and December 31, 2011

As of December 31, 2012 and 2011, uniQure had a negative net equity position and low cash balances. Nevertheless, investors have continued to support the business and during 2013 the financial position of the business has improved significantly (further details of events since December 31, 2012 are described below).

The financial statements are therefore prepared on a going concern basis as described in this Note 1 above.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Events since December 31, 2012

Since the end of the period covered by these financial statements, uniQure has entered into a number of significant transactions. These are described as Post Balance Sheet Events. These events are further described as follows:

On March 21, 2013, the terms of the December 17, 2012 convertible loan were amended and the amount of the loan was increased to €13.497 million through the provision of an additional €10.0 million convertible loan by a new investor, Coller International Partners V-A, L.P. ("Coller Capital").

On April 29, 2013, uniQure entered into three agreements with Chiesi which consisted of:

  (i)
  a commercialization agreement, under which uniQure granted Chiesi the exclusive rights to commercialize Glybera in Europe and other specified countries, specifically excluding the United States and Japan;

  (ii)
  a co-development and license agreement for the joint co-development by Chiesi and uniQure of uniQure's Hemophilia B gene therapy program, and the exclusive rights for Chiesi thereafter to commercialize in Europe and other specified countries, specifically excluding the United States, China and Japan;

  (iii)
  a subscription agreement pursuant to which Chiesi agreed to purchase 5,546,070 class C ordinary shares at a price of €2.52 per share for a total of €14.0 million.

The conditions relating to these three agreements were satisfied and the agreements became effective on June 30, 2013. We received a €2.0 million upfront payment under the commercialization agreement, a €15.0 upfront payment under the co-development and license agreement and €14.0 million for the sale of class C ordinary shares under the subscription agreement; the subscription by Chiesi for the class C ordinary shares took place on July 24, 2013.

On June 13, 2013, uniQure entered into a loan agreement with Hercules Technology Growth Capital ("HTGC") under which uniQure drew down a loan of $10.0 million.

On July 24, 2013, uniQure entered into a lease for new premises at Hartwell Avenue, Lexington MA, US through its newly incorporated, wholly owned subsidiary uniQure, Inc.

On July 26, 2013, uniQure exercised its rights under the convertible loan agreement to trigger conversion of the €13.497 million convertible loan into 6,681,678 class A ordinary shares.

On September 24, 2013, uniQure amended the terms of the HTGC loan entered into on June 14, 2013, reducing the costs of the loan in exchange for 185,873 warrants.

Significant shareholders

The Company's significant shareholders at the date of approval of these consolidated financial statements include:

  •
  Advent Venture Partners

  •
  Chiesi

  •
  Coller Capital

  •
  Forbion

UNIQURE B.V.

Notes to Consolidated Financial Statements

  •
  Gilde

  •
  Grupo Netco and affiliates

  •
  Lupus Alpha PE Champions

  •
  Omnes Capital (formerly Credit Agricole Private Equity)

Other matters

The Company's business is not subject to seasonal influences.

The financial statements were approved for issue by the Directors on October 25, 2013.

2. Summary of Significant Accounting Policies

Introductory notes on the basis of preparation and presentation of the financial statements

As described in Note 1 above, the combination of uniQure and the AMT Business was accounted for as a reverse acquisition under IFRS 3. Accordingly, uniQure's consolidated financial statements consolidate the financial results of the uniQure Group for the 12 months ended December 31, 2012 (including the results of AMT prior to its acquisition by uniQure).

In respect of comparative figures for the year ended December 31, 2011, uniQure included the consolidated financial statements of AMT, restated as described in Note 1 above. Because this restatement derives from a change in the basis of preparation of the 2011 consolidated financial statements, uniQure also discloses the opening consolidated balances for the AMT Group for 2011 and the audited consolidated balance sheet of AMT as of December 31, 2010 in addition to the balance sheets as of December 31, 2011 and 2012.

The further principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The consolidated financial statements of uniQure have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and as adopted by the European Union for the financial years 2012 and 2011.

The consolidated financial statements have been prepared under the historical cost convention, except for any derivative instruments, which are recorded at fair value through profit or loss.

The consolidated financial statements are presented in Euros except where otherwise indicated.

Under IFRS 3, the acquisition of the AMT Business by uniQure from AMT, which was completed on April 5, 2012, is accounted for as a reverse acquisition; therefore, the financial information is presented on a continuing basis for the AMT Business and uniQure. Under IFRS 3 uniQure is the legal parent of the AMT Business but is regarded as the accounting acquiree; conversely the AMT Group is the legal subsidiary but the accounting acquirer in the consolidated financial statements.

As of December 31, 2011, AMT was 100% owner and controller of two subsidiaries, Amsterdam Molecular Therapeutics (AMT) B.V. ("AMT BV") and Amsterdam Molecular Therapeutics (AMT) IP B.V. ("AMT IP"). AMT also controlled a pre-existing trust foundation which had historically been used in the period to

UNIQURE B.V.

Notes to Consolidated Financial Statements

December 31, 2009 for AMT staff incentive purposes (the "Stichting Participatie AMT"). These three entities were consolidated within the historical AMT consolidated financial statements.

In addition, on December 29, 2011, AMT BV incorporated seven new subsidiary companies with the objective of optimizing grants and other revenue opportunities. These companies did not commence operations until January 1, 2012 and did not have any material assets or liabilities as of December 31, 2011, but were also included within the AMT consolidated accounts. As of January 1, 2012, the employment of all uniQure's research and development staff was transferred to these new entities.

Following completion of the acquisition of the AMT Business by uniQure on April 5, 2012, the subsidiaries of AMT were transferred to uniQure BV and were renamed as follows:

COMPANY NAME	FORMERLY KNOWN AS
uniQure biopharma B.V.	Amsterdam Molecular Therapeutics (AMT) B.V.
uniQure IP B.V.	Amsterdam Molecular Therapeutics (AMT) IP B.V.
uniQure manufacturing B.V.	AMT manufacturing B.V.
uniQure Assay Development B.V.	AMT Assay Development B.V.
uniQure Research B.V.	AMT Research B.V.
uniQure non clinical B.V.	AMT non clinical B.V.
uniQure QA B.V.	AMT QA B.V.
uniQure Process Development B.V.	AMT Process Development B.V.
uniQure clinical B.V.	AMT clinical B.V.
stichting participatie AMT*	stichting participatie AMT*

*
Stichting participatie AMT is a Trust, not a company, but met the conditions for consolidation within uniQure's consolidated financial statements. Stichting participatie AMT was established to facilitate AMT's employee incentive schemes for the period up to 2010.

As described in Note 1 above, the AMT parent legal entity was not transferred to uniQure, and in November 2012, the listing of AMT's ordinary shares on Euronext Amsterdam was cancelled and the company was liquidated.

2.2 Changes in accounting policy and disclosures

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying uniQure's accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

(a) New and amended standards adopted by uniQure

There are no IFRS or IFRIC interpretations that are effective for the financial year beginning on or after January 1, 2012 that would be expected to have a material impact on uniQure.

UNIQURE B.V.

Notes to Consolidated Financial Statements

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012 and not early adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2012 and have not been applied in preparing these consolidated financial statements. None of these are expected to have a material effect on the consolidated financial statements of the Company.

  •
  IFRS 9, 'Financial instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The group is yet to assess IFRS 9's full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after 1 January 2015. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

  •
  IFRS 10, 'Consolidated financial statements', builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company has assessed IFRS 10's full impact and adopted IFRS 10 on January 1, 2013. This standard will not have a material impact on the Company

  •
  IFRS 11, 'Joint arrangements', outlines the accounting by entities that jointly control an arrangement. Joint control involves the contractual agreed sharing of control and arrangements subject to joint control are classified as either a joint venture (representing a share of net assets and equity accounted) or a joint operation (representing rights to assets and obligations for liabilities, accounted for accordingly).The Company has assessed IFRS 11's full impact and adopted IFRS 11 on January 1, 2013. This standard will not have a material impact on the Company.

  •
  IFRS 12, 'Disclosures of Interests in Other Entities', includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company has assessed IFRS 12's full impact and adopted IFRS 12 on January 1, 2013. This standard will not have a material impact on the Company.

  •
  IFRS 13, 'Fair value measurement,' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company has assessed IFRS 13's full impact and adopted IFRS 13 on January 1, 2013. This standard will not have a material impact on the Company.

UNIQURE B.V.

Notes to Consolidated Financial Statements

  •
  IAS 19, 'Employee benefits', was amended in June 2011. The amendments outline the accounting requirements for employee benefits, including short-term benefits (e.g. wages and salaries, annual leave), post-employment benefits such as retirement benefits, other long-term benefits (e.g. long service leave) and termination benefits. The Company only participates in defined contribution plans; therefore, no impact is expected from this amendment.

  •
  IFRIC 21, "Levies" was issued in May 2013. It addresses when an entity should recognize a liability to pay a government levy (other than income taxes). IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation is applicable for annual periods beginning on or after January 1, 2014. Early application is permitted. The Company has assessed IFRIC 21's full impact and adopted IFRIC 21 on January 1, 2013. This standard will not have a material impact on the Company.

The IASB has also issued Exposure Drafts in which significant changes on accounting and disclosures are proposed on topics such as lease accounting and revenue recognition. If the current proposals lead to new or amended standards, the changes could have a substantial impact on uniQure's financial statements in the coming years. The effective date of the revised standards is still under discussion.

2.3 Consolidation

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between uniQure companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.4 Segment Reporting

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure's activities are regularly reviewed by uniQure's chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is identified as the chief operating decision maker, and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

2.5 Foreign Currency Translation

(a) Functional and Presentation Currency

Items included in the financial statements of each of uniQure's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") which historically in all cases has been Euros. The consolidated financial statements are presented in Euros, which is the Company's functional and presentation currency.

UNIQURE B.V.

Notes to Consolidated Financial Statements

(b) Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within 'Finance income' or 'Finance costs' while all other foreign exchange gains and losses are presented within 'Other losses—net' on the Consolidated Statement of Comprehensive Income.

2.6 Notes to the cash flow statement

The cash flow statement has been prepared using the indirect method. The cash disclosed in the cash flow statement is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash flows denominated in foreign currencies have been translated at the average exchange rates. Exchange differences, if any, affecting cash items are shown separately in the cash flow statement. Interest paid and received, dividends received and income tax are included in the cash from operating activities.

Supplemental information relating to the cash flow statement

The conversion of the €5.0 million convertible loan, together with accrued interest of €0.32m,amounting to €5.32 million in aggregate (described in Note 1 above) represented a non cash item. Further details are set out in Note 10 below.

2.7 Intangible Assets

(a) Licenses

Acquired patents have a definite useful life and are carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method to allocate the cost of licenses over their estimated useful lives (generally 20 years unless a license expires prior to that date). Amortization begins when an asset is available for use.

(b) Research and Development

Research expenditures are recognized as expenses as incurred. Costs incurred on development projects are recognized as intangible assets as of the date that it can be established that it is probable that future economic benefits that are attributable to the asset will flow to the Company considering its commercial and technological feasibility, generally when a filing is made for regulatory approval for commercial production, and when costs can be measured reliably. Given the current stage of the development of the Company's products and product candidates, no development expenditures have yet been capitalized. Registration costs for patents are part of the expenditures for a research and development project. Therefore, registration costs for patents are expensed as incurred as long as the applicable research and development project concerned does not yet meet the criteria for capitalization.

UNIQURE B.V.

Notes to Consolidated Financial Statements

2.8 Property, Plant and Equipment

Property, plant and equipment comprise mainly laboratory equipment, leasehold improvements, furniture and computer hardware/software. All property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to uniQure and the cost of the item can be measured reliably. All other repairs and maintenance charges are expensed in the period in which such charges are incurred.

Depreciation is calculated using the straight-line method to allocate the cost of the assets to their residual values over their estimated useful lives. Property, plant and equipment are depreciated as follows:

  •
  Leasehold improvements periods between 5 - 15 years

  •
  Laboratory equipment periods between 5 - 10 years

  •
  Computer hardware/software 3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (also refer to Note 7 below).

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are recognized in the income statement.

Operating leases and financial leases are described further in Note 2.21 below.

2.9 Impairment of Non-Financial Assets

Assets that are not subject to amortization (whether or not they are ready for use) are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. cash-generating units). Non-financial assets that have been previously impaired are reviewed for possible reversal of the impairment at each subsequent reporting date.

2.10 Recognition and measurement

Financial assets and financial liabilities are included in uniQure's balance sheet when uniQure becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Non-derivative financial instruments

Cash and cash equivalents

Cash and cash equivalents includes bank balances, demand deposits and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by uniQure are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of uniQure after deducting all its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by uniQure are recorded at the proceeds received. Direct issuance costs are processed as a deduction on equity.

Derivative financial instruments

uniQure does not have a policy of engaging in speculative transactions, nor does it issue or hold financial instruments for trading purposes.

uniQure has entered into various financing arrangements with its investors, including convertible loans. These convertible loans each include embedded financial derivative elements (being the right to acquire equity in the Company at a future date for a pre-determined price). Therefore while uniQure does not engage in speculative trading of derivative financial instruments, it may hold such instruments from time to time as part of its financing arrangements.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the consolidated income statement, as the Company currently does not apply hedge accounting.

2.11 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

UNIQURE B.V.

Notes to Consolidated Financial Statements

2.12 Equity and Borrowings

The Company classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Convertible Loan

Where the Company issues convertible loans that do not have the unconditional right to avoid delivering cash or a variable number of shares to settle obligations towards loan note holders, the Company accounts for such loan notes as containing an element that qualifies as a financial liability. Convertible loans are split into a debt component and a separate conversion option component. The conversion option is recognized initially at fair value, based on a probability-weighted scenario analysis. The debt component is the residual amount after deducting from the fair value of the loan as a whole (i.e. the issuance proceeds) the amount separately determined for the conversion option component. The debt component is subsequently carried at amortized cost using the effective interest rate method. When estimates regarding the amount or timing of payments required to settle the obligation change, the carrying amount of the financial liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Such adjustments are recognized as income or expense in the income statement. Any incremental costs of the loan are deducted from the carrying amount and are amortized over the term of the convertible loan under the effective interest rate method.

The conversion option is classified as a liability if it may be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity's own equity instruments. In that case, the conversion option is carried at fair value with changes in fair value recorded in the income statement. If the conversion option qualifies as an equity instrument, it is recognized in equity on issue date and not re-measured.

UNIQURE B.V.

Notes to Consolidated Financial Statements

2.13 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.14 Deferred Corporate Income Taxes

There is no tax charge in the Company's Consolidated Statements of Comprehensive Income, nor any deferred tax recognized in the balance sheet for the periods covered by these financial statements.

To the extent that any tax expense would arise, it would comprise current and deferred tax. Tax effects are recognized in the income statement, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The Company's management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a reorganization that at the time of the transaction affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15 Employee Benefits

(a) Pension Obligations

uniQure operates a defined contribution pension plan for all employees, which is funded by the Company through payments to an insurance company. uniQure has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

UNIQURE B.V.

Notes to Consolidated Financial Statements

(b) Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(c) Bonus plans

The Company recognizes a liability and an expense for bonus plans if contractually obligated or if there is a past practice that has created a constructive obligation.

2.16 Share-Based Compensation

uniQure 2012 share option plan

The Company operates a share-based payment plan, which is an equity settled share option plan under which options have been granted in 2012.

The fair value of the options in exchange for the services received is recognized as an expense. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted. For the equity-settled option plan, the fair value is determined at the grant date. For share-based payments that do not vest until the employees have completed a specified period of service, uniQure recognizes the services received as the employees render service during that period. For the allocation of the expenses to be recognized, the Company treats each installment of a graded vesting award as a separate share option grant. The share options' vesting periods are as follows: 33.33% vests after one year from the initial vesting date and the remaining 66.66% vest daily on a straight-line pro rata basis over years two and three.

At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement and a corresponding adjustment to equity.

AMT 2010 option plan

These consolidated financial statements include expenses relating to the equity-settled AMT share option plan ("AMT 2010 Plan"), which was operated prior to the transfer of the AMT Business to uniQure. Details of the cancellation of the AMT 2010 Plan and the related impact on the Company's consolidated financial statements are set out in Note 10 below.

2.17 Provisions

Provisions are recognized when uniQure has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can been reliably estimated.

Provisions are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

2.18 Revenues and Other Income

Revenues comprise the fair value of the consideration received or receivable for the sale of licenses and services in the ordinary course of the Company's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

The Company recognizes revenues when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the

UNIQURE B.V.

Notes to Consolidated Financial Statements

Company's activities as described below. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

License revenue can comprise upfront payments and milestone payments. uniQure's other income comprises certain subsidies that support uniQure's research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants.

Other income comprises grants, described further below in Note 2.19 below, as well as reimbursement of expenditure incurred under certain collaboration agreements.

2.19 Government grants

The Company receives certain government and regional grants that support its research effort in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

Government and regional grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government or regional grants is not yet received the amount is included as a receivable on the balance sheet.

Where the grant income is directly related to the specific items of expenditure incurred, the income will be netted against such expenditure. Where the grant income is not a specific reimbursement of expenditure incurred, the Company includes such income under 'Other income' in the income statement.

Grants or investment credits may be repayable if uniQure successfully commercializes a relevant program that was funded in whole or in part by the grant or investment credit within a particular timeframe.

Prior to successful commercialization, uniQure does not make any provision for repayment.

2.20 Recognition of research and development expenses

Research expenditures are recognized as expenses when incurred except when certain criteria for capitalization as intangible assets are met (Note 2.7). At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated cost incurred for the services performed.

2.21 Leases

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are accounted for as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Finance leases

The Company leases certain laboratory equipment and office equipment. Leases for leasehold improvements and equipment where the Company bears substantially all the risks and rewards of ownership are accounted for as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Each finance lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The finance balances, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The laboratory and office equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

UNIQURE B.V.

Notes to Consolidated Financial Statements

2.22 Dividend Distributions

Dividend distributions to the Company's shareholders are recognized as a liability in uniQure's financial statements in the period in which the dividends are approved by the Company's shareholders. To date uniQure has not, and AMT did not, pay dividends.

3. Financial Risk Management

3.1 Financial Risk Factors

uniQure's activities have exposed it to a variety of financial risks: market risk (including currency risk, price risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk. uniQure's overall risk management program is focused on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on uniQure's financial performance and position.

Risk management is carried out by the finance department. The finance department identifies and evaluates financial risks and hedges these risks if deemed appropriate.

(a) Market Risk

(i) Currency risk

uniQure operates within the Euro area and also internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and, to a lesser extent, the British pound as the Company acquires certain materials and pays for certain licenses and other services in these two currencies.

In the years presented, uniQure had no significant outstanding receivables or payables in currencies other than Euros. Foreign exchange rate movements had no material effect on the financial statements presented.

In the absence of significant foreign exchange exposure, management has not set up a policy to manage the foreign exchange risk against the functional currency.

As of December 31, 2012 and December 31, 2011, there would not have been a significant effect on the Company's loss due to strengthening or weakening of the functional currency against any foreign currency.

(ii) Price risk

The market prices for the provision of preclinical and clinical materials and services, as well as external contracted research may vary over time. The commercial prices of any of the Company's products or product candidates are currently uncertain. The Company is not exposed to commodity price risk.

uniQure does not hold investments classified as available-for-sale or at fair value through profit or loss; therefore uniQure is not exposed to equity securities price risk.

(iii) Cash flow and fair value interest rate risk

The Company's interest rate risk arises from short and long-term borrowings. The Company has no borrowings with variable rates and is not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. During 2012 and 2011, the Company's borrowings were wholly denominated in Euros.

uniQure has neither significant long-term interest-bearing assets nor significant long-term interest bearing liabilities other than the €3,497,000 convertible loan described above, which was increased after the end of the period covered by these financial statements to €13,497,000 on March 21, 2013 and subsequently converted into 6,681,678 class A ordinary shares on July 26, 2013, as described in Note 1 above. uniQure does not enter into any interest rate swaps.

UNIQURE B.V.

Notes to Consolidated Financial Statements

(b) Credit Risk

As described in Note 3(a) above, uniQure has no large receivable balances with external parties. As of December 31, 2012 and December 31, 2011, the majority of uniQure's cash and cash equivalents were placed at the following banks.

	AS OF DECEMBER 31,
	2011		2012
(€ in thousands)	AMOUNT	CREDIT RATING (MOODY'S)	AMOUNT	CREDIT RATING (MOODY'S)
Bank
Rabo Bank	1,088	AAA	258	AA2
Van Lanschot	5	A-*	5	A-*
Deutsche Bank	7	A2	—	n/a
Total	1,100		263

*
Rating is by Fitch

There are no financial assets past due date or impaired.

(c) Liquidity Risk

Management considers uniQure's cash and cash equivalents as of December 31, 2012, when taken together with additional funds raised since that date (described further in Note 1 above), are sufficient to carry out the business plans going forward, at least until 12 months from the date of these financial statements. Prudent liquidity risk management implies maintaining sufficient cash, and planning to raise cash if and when needed, either through issue of shares or through credit facilities. Management monitors rolling forecasts of uniQure's liquidity reserve on the basis of expected cash flow.

The table below breaks down uniQure's financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date, including interest obligations arising during the relevant periods. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

On December 17, 2012, the Company agreed to issue €3,497,000 in convertible loan notes to certain of its shareholders. The Company drew down €1,498,000 of the convertible loan in December 2012 which remained outstanding at December 31, 2012, was repayable within 12 months from December 31, 2012, and which carried interest at a rate of 8 percent per annum. Accordingly, at December 31, 2012 the Company had an contractual liability amounting to €1,618,000 (in respect of principal plus interest) falling due within 12 months in respect of the drawn down element of the convertible loan.

The Company drew down an additional €1,999,000 after the end of the period covered by these financial statements.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Subsequent to year end on March 21, 2013, uniQure amended the terms of the 2012 convertible loan notes and issued an additional €10,000,000 in convertible loan notes to a new investor, Coller Capital.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	(€ in thousands)
December 31, 2012
Trade and other payables	4,067	450	—	—
Debt to related party	1,618	—	—	—
Total	5,685	450	—	—
December 31, 2011
Trade and other payables	3,673	180		—
Debt to related party	250	250	5,250	—
Total	3,923	430	5,250	—

The financial instruments by category are as follows:

	DECEMBER 31, 2012
	LOANS AND RECEIVABLES	ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	TOTAL
	(€ in thousands)
Assets as per balance sheet
Trade and other receivables	841	—	—	—	841
Financial assets at fair value through profit and loss	—	—	—	—	—
Cash and cash equivalents	263			—	263
Total	1,104	—	—	—	1,104

	LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	OTHER FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
	(€ in thousands)
Liabilities as per balance sheet
Debt to related party	132	—	1,366	1,498
Finance lease liabilities	—	—	601	601
Trade and other payables		—	3,916	3,916
Total	132	—	5,883	6,015

	DECEMBER 31, 2011
	LOANS AND RECEIVABLES	ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	TOTAL
	(€ in thousands)
Assets as per balance sheet
Trade and other receivables	1,084	—	—	—	1,084
Cash and cash equivalents	1,100			—	1,100
Total	2,184	—	—	—	2,184

	LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	DERIVATIVES USED FOR HEDGING	OTHER FINANCIAL LIABILITIES AT AMORTIZED COST	TOTAL
	(€ in thousands)
Liabilities as per balance sheet
Debt to related party	2	—	4,542	4,544
Finance lease liabilities	—	—	221	221
Trade and other payables		—	3,632	3,632
Total	2	—	8,395	8,397

UNIQURE B.V.

Notes to Consolidated Financial Statements

3.2 Capital Risk Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders (although at this time the Company does not have retained earnings and is therefore currently unable to pay dividends), return capital to shareholders, issue new shares or sell assets to reduce debt.

The total amount of equity as recorded on the balance sheet is managed as capital by the Company.

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

  •
  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
  •
  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);
  •
  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As of December 31, 2012 and 2011 financial instruments at fair value through profit and loss amounted to €(464,000) and €207,000, respectively, and comprised of movements on the fair value of the derivative elements of convertible loans, as described further in Note 17 below.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The Company's assets and liabilities that are measured at fair value at December 31, 2012 and 2011 are all measured as level 2 financial instruments. The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

4. Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Share-based payments

In 2012 the Company introduced an equity settled share option plan. At the balance sheet date 8,031,777 options were outstanding (2011: 1,898,200 options relating to the AMT share option plan). This plan is accounted for in accordance with the policy as stated in note 2.16. The option pricing model used and the inputs to that model are described in Note 10 below.

Corporate taxes

The Company is subject to corporate taxes in the Netherlands. Significant judgment is required in determining the use of net operating loss carry forwards and taxation of upfront and milestone payments for corporate tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred corporate tax assets and liabilities in the period in which such determination is made.

Research and development expenditures

Research and development expenditures are not capitalized but are reflected in the income statement because the criteria for capitalization are not met (note 4.2). As of each balance sheet date, the Company estimates the level of service performed by its vendors or other counterparties and the associated costs incurred for the services performed.

Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

4.2 Critical judgments in applying the entity's accounting policies

(a) Corporate Income Taxes

The Dutch corporate income tax act permits reporting pursuant to a consolidated tax regime, referred to as a fiscal unity. A fiscal unity is a combination of a parent and subsidiaries whereby formally the parent, in our case uniQure B.V., is the entity that is taxed for the consolidated profits of the fiscal unity.

uniQure, which has a history of tax losses, recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant fiscal unity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal unity. Management's judgment is that sufficient convincing other evidence is not available and a deferred tax asset is therefore not recognized.

(b) Research and Development Expenditures

The stage of a particular project generally forms the basis for the decision whether costs incurred for the Company's research and development projects can be capitalized or not. In general, the Company's vision is that clinical development expenditures are not capitalized until the Company files for regulatory approval in respect of the program, as this is considered to be the first point in time when it becomes probable that future revenues can be generated. However, although the EMA has now granted marketing authorization under exceptional circumstances in the EU for Glybera, such authorization is subject to further conditions before first sales may be made in the EU.

IAS38 describes the conditions under which development expenditure should be capitalized. These conditions include the availability of adequate technical, financial and other resources to complete the development of the intangible asset. At December 31, 2012 uniQure lacked the financial and other

UNIQURE B.V.

Notes to Consolidated Financial Statements

resources required to complete the remaining development of Glybera to meet the EMA conditions. On this basis the conditions described in IAS 38 were not met and accordingly no development expenditure amounts were capitalized.

As of each balance sheet date, the Company estimates the level of service performed by its vendors or other counterparties and the associated costs incurred for the services performed. As part of the process of preparing the Company's financial statements the Company is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company's behalf, estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company's service providers invoice the Company monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known to it at that time. The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary. The significant estimates in its accrued research and development costs are related to fees paid to clinical research organizations, or CROs, in connection with research and development activities for which the Company has not yet been invoiced. The Company bases its expenses related to CROs on its estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on its behalf.

The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to vendors and other counterparties will exceed the level of services provided and result in a prepayment of the research and development costs. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company's estimate, it adjusts the accrual or prepayment expense accordingly. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

(c) Impairment of Assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the year ended December 31, 2012, management reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required.

In the year ended December 31, 2011, management recorded an impairment charge of €300,000 in respect of the termination of a research license under which uniQure had made an initial payment of €300,000; this payment had been determined as an intangible asset, and accordingly this amount has been written off. Management determined that no further impairment charges were required in respect of the 2011 consolidated financial statements.

The Company tests assets that are not subject to amortization annually for impairment. For the purpose of assessing impairment, the Company groups assets at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Company currently uses all material assets in the development of certain gene therapy products. Therefore, the management regularly reviews all activities of the Company as a single component and one cash-generating unit. Although we are not currently selling any products, our collaborator, Chiesi, is preparing the commercial launch of Glybera in the EU. The Company's future revenues from product sales, if any, will depend on the success of Chiesi's commercialization efforts and the Company's success in obtaining marketing authorization for Glybera and any other product candidates in additional countries.

UNIQURE B.V.

Notes to Consolidated Financial Statements

The Company has determined that no impairment should be recorded during the year ended December 31, 2012. Based on management's expectations of revenues and gross margin from anticipated sales of Glybera by Chiesi, the management has determined that no impairment charge in respect of intangible assets relating to Glybera is necessary. These expectations are principally based on management's estimate of the market size for Glybera and the gross margin that management expects to realize.

(d) Compound Financial Instruments

Management classifies a financial instrument or its component parts on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. As described under Note 12, we have analyzed the convertible loan issued in 2012 and concluded that both the loan and the convertible elements qualified as financial liabilities; Note 12 contains further details relating to the valuation of the convertible element.

5. Reconciliation of 2011 comparative financial information

As described in Note 1 above, the consolidated financial statements of uniQure for the year ended December 31, 2012 include the restated AMT Group consolidated comparative financial information for the year ended December 31, 2011.

The restatement of the consolidated financial statements of AMT for the year ended December 31, 2011 resulted in the following adjustments.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Assets and liabilities

	AT DECEMBER 31, 2011
	PER AMT CONSOLIDATED 2011 AUDITED ACCOUNTS	ADJUSTMENT	2011 RESTATED FOR UNIQURE CONSOLIDATED ACCOUNTS
	(€ in thousands)
Assets
Non-current assets
Intangible assets	—	2,725	2,725
Property, plant and equipment	—	895	895

Non-current assets	—	3,620	3,620

Current assets
Receivables from related parties	—	35	35
Social security and other taxes	—	249	249
Other receivables	—	800	800
Cash and cash equivalents	—	1,100	1,100
Assets held for sale	5,804	(5,804)	—

Current assets	5,804	(3,620)	2,184

Total assets	5,804	—	5,804

Liabilities
Non-current liabilities
Financial lease liabilities	—	180	180
Debt to related party	—	4,544	4,544

	—	4,724	4,724

Current liabilities
Trade payables	—	1,736	1,736
Social security and other taxes	—	713	713
Debt to related party	—	—	—
Other current liabilities	—	1,224	1,224
Liabilities held for sale	8,397	(8,397)	—

	8,397	(4,724)	3,673

Total liabilities	8,397	—	8,397

UNIQURE B.V.

Notes to Consolidated Financial Statements

Result for the period

	FOR THE YEAR ENDED DECEMBER 31, 2011
	PER AMT CONSOLIDATED 2011 AUDITED ACCOUNTS	ADJUSTMENT	2011 RESTATED FOR UNIQURE CONSOLIDATED ACCOUNTS
	(€ in thousands, except share data and per share data)
Other income	—	2,192	2,192

Total operating profit	—	2,192	2,192

Research and development costs	—	(15,500)	(15,500)
General and administrative costs	—	(3,781)	(3,781)
Other losses—net		(26)	(26)

Total operating costs	—	(19,038)	(19,038)

Operating result	—	(17,116)	(17,116)
Finance income	—	277	277
Finance costs	—	(462)	(462)

Result before corporate income taxes	—	(17,300)	(17,300)

Corporate income taxes	—	—	—
Result for the year from continuing operations	—	(17,300)	(17,300)
Result for the year from discontinued operations	(17,300)	17,300	—

Result for the year	(17,300)	—	(17,300)

Attributable to:
Ordinary shareholders of the Company	(17,300)	—	(17,300)

Loss per share for result attributable to the equity holders of the Company during the year
Basic and diluted loss per share from continuing operations	—	(0.73)	(0.73)
Basic and diluted loss per share from discontinued operations	(0.73)	0.73	—

Basic and diluted loss per share	(0.73)	—	(0.73)

UNIQURE B.V.

Notes to Consolidated Financial Statements

Consolidated Statement of Changes in Equity

	PER AMT CONSOLIDATED 2011 AUDITED ACCOUNTS	ADJUSTMENT	2011 RESTATED FOR UNIQURE CONSOLIDATED ACCOUNTS
	(€ in thousands)
Balance at December 31, 2010
Share capital	940	(705)	235
Share premium	99,136	705	99,841
Total	100,076	—	100,076
Capital contributions
Share capital	10	(8)	2
Share premium	98	8	106
Total	108	—	108
Balance at December 31, 2011
Share capital	950	(713)	237
Share premium	99,234	713	99,947
Total	100,184	—	100,184

UNIQURE B.V.

Notes to Consolidated Financial Statements

Cash flow for the period

	PER AMT CONSOLIDATED 2011 AUDITED ACCOUNTS	ADJUSTMENT	2011 RESTATED FOR UNIQURE CONSOLIDATED ACCOUNTS
	(€ in thousands)
Cash flow from operating activities
Result before corporate income tax	—	(17,300)	(17,300)
adjustments for:	—
—Depreciation	—	600	600
—Impairment of assets	—	300	300
—Derivative result	—	(207)	(207)
—Exchange result	—	26	26
—Share-based payment expenses	—	940	940
—Changes in working capital	—	(1,427)	(1,427)
—Interest (income)/expense	—	365	365
Cash used in operations	—	(16,703)	(16,703)
Interest paid	—	(2)	(2)

Net cash used in continuing operating activities	—	(16,705)	(16,705)

Net cash used in discontinued operating activities	(16,705)	16,705

Net cash used in operating activities	(16,705)	—	(16,705)

Cash flow from investing activities
Purchases of property, plant and equipment		(200)	(200)
Purchases of intangible assets		(109)	(109)
Interest received		147	147

Net cash used in continuing investing activities		(162)	(162)

Net cash used in discontinued investing activities	(162)	162	—

Net cash used in investing activities	(162)	—	(162)

Capital contribution from shareholders			108

Net cash generated from continuing financing activities	—	108	108

Net cash generated from discontinued financing activities	108	(108)	—

Net cash generated from financing activities	108	—	108

Net decrease in cash, cash equivalents and other bank overdrafts of continuing activities	—	(16,759)	(16,759)

Net decrease in cash, cash equivalents and other bank overdrafts of discontinued activities	(16,759)	16,759	—

Net decrease in cash, cash equivalents and other bank overdrafts of continuing and discontinued activities	(16,759)	—	(16,759)

Cash, cash equivalents and bank overdrafts at the beginning of the year	17,859	—	17,859

Cash, cash equivalents at the end of the year (not classified as assets held for sale)	—	1,100	1,100

Cash, cash equivalents at the end of the year (classified as assets held for sale)	1,100	(1,100)	—

Cash, cash equivalents at the end of the year	1,100	—	1,100

UNIQURE B.V.

Notes to Consolidated Financial Statements

6. Intangible Assets

(€ in thousands)	LICENSES
At January 1, 2011
Cost	3,216
Accumulated amortization and impairment	(300)

Net book amount	2,916

Year ended December 31, 2011
Opening net book amount	2,916
Additions	109
Amortization and impairment charge	(300)

Closing net book amount	2,725

At December 31, 2011
Cost	3,025
Accumulated amortization and impairment	(300)

Net book amount	2,725

Year ended December 31, 2012
Opening net book amount	2,725
Additions	553
Amortization and impairment charge	—

Closing net book amount	3,278

At December 31, 2012
Cost	3,278
Accumulated amortization and impairment	—

Net book amount	3,278

In the years presented in these financial statements, no amortization expense was recorded because the related products for which licenses have been granted have either not yet been approved for commercial sale by regulatory authorities or, at the date of these financial statements, uniQure lacked the financial and technical resources to be confident of completing the remaining development, and therefore such approved products are not yet available for use. Since no amortization expense was recognized during the year, management estimated the recoverable amount of these licenses at the end of each annual reporting period although there was no indication that the licenses may be impaired.

UNIQURE B.V.

Notes to Consolidated Financial Statements

The net book amount of uniQure's intangible assets by licensor is set out below:

	AS OF DECEMBER 31,
(€ in thousands)	2011	2012
Xenon	210	365
AmpliPhi	2,198	2,352
NIH	317	317
UCSF	—	244
Total	2,725	3,278

The amounts set out above arose as follows:

In June 2001, the Group obtained a sub-license from Xenon Genetics, Inc. ("Xenon"), which was approved by Xenon's licensor, The University of British Columbia. The sub-licence was initially capitalized in the amount of €140,000. Xenon granted the Group the exclusive worldwide rights to use the Xenon licensed technology and to use, manufacture, distribute and sell licensed products (as defined in the sub-license agreement). The contract provides for payment of license fees, milestone payments, and a portion of the royalties received from Chiesi, which will be payable to Xenon instead. Dependent upon the progress and success of the research and development activities and sales by the Company, future milestones are capitalized when payment is probable. In 2006, the Company paid a milestone of €70,000 that was capitalized.

In December 2006, the Group acquired a sub-license from Targeted Genetics Corporation (now renamed AmpliPhi Biosciences, Inc. ("AmpliPhi"). The sub-licence was approved by AmpliPhi's licensor, The University of Pennsylvania. It is related to "AAV1 Vector" technology, and the recognized acquisition amount is €1,330,000, which was capitalized.

In 2007, the Group acquired a license from the National Institutes of Health ("NIH") in the amount of €208,000 for the production of adeno-associated virus vectors.

In 2008, the Company paid and capitalized a milestone payment of €357,000 to AmpliPhi under the above license.

In 2008, the Group capitalized licensing fees totaling €600,000 related to a license from the La Sapienza University of Rome ("La Sapienza") for technology for treatment for Duchenne Muscular Dystrophy and a license from the San Rafaelle University of Milano for technology to be used in the treatment of Factor IX Hemophilia.

In 2009, the Group accrued for and capitalized a licensing milestone of $750,000 (€511,000) to AmpliPhi which became payable on the submission of the MAA of Glybera to EMA. The payment to AmpliPhi was made in 2010.

In 2010, the Group terminated its research and license agreement with San Rafaelle University of Milano. This expense had been capitalized as an intangible asset, and accordingly this amount has been written off.

In 2011, the Group made and capitalized a payment to the NIH in the amount of €109,000 for a license to use adeno-associated virus serotype 5.

UNIQURE B.V.

Notes to Consolidated Financial Statements

During 2011, the Group stopped further development of its Duchenne Muscular Dystrophy program. At that time, the program had not met its scientific goals. Accordingly, the amount capitalized as an intangible asset in respect of the license from La Sapienza described above has been written off.

In 2012, the Group made and capitalized a payment to AmpliPhi Biosciences Corporation of $200,000 (€154,000) in accordance with its financial obligations relating to Glybera.

In 2012, the Group also made and capitalized a payment to Xenon of CAN$ 200,000 (€155,000) in respect of Glybera's approval by EMA.

In 2012, the Group made and capitalized a payment to the University of California at San Francisco ("UCSF") of $300,000 (€244,000) in respect of the license to certain data, know-how, and other rights relating to the program for Parkinson's disease.

In the year ended December 31, 2012, uniQure did not capitalize any development expenses related to Glybera for the period following the approval of the MAA for Glybera because at that time uniQure lacked the financial and technical resources to be confident of completing the remaining development.

Management determined that based on its expectations of revenues and gross margin following market launch, no other impairment charge is necessary.

UNIQURE B.V.

Notes to Consolidated Financial Statements

7. Property, Plant and Equipment

	LEASEHOLD IMPROVEMENT	LABORATORY EQUIPMENT	COMPUTEER HARDWARE/ SOFTWARE	TOTAL
	(€ in thousands)
As of January 1, 2011
Cost	721	2,839	504	4,064
Accumulated amortization and impairment	(385)	(1,963)	(430)	(2,778)
Net book amount	336	876	74	1,286
Year ended December 31, 2011
Opening net book amount	336	876	74	1,286
Additions	49	100	51	200
Depreciation charge	(123)	(414)	(54)	(591)
Closing net book amount	262	562	71	895
As of December 31, 2011
Cost	770	2,939	555	4,264
Accumulated amortization and impairment	(508)	(2,377)	(484)	(3,369)
Net book amount	262	562	71	895
Year ended December 31, 2012
Opening net book amount	262	562	71	895
Additions	494	20	324	838
Depreciation charge	(158)	(312)	(78)	(548)
Closing net book amount	598	270	317	1,185
As of December 31, 2012
Cost	1,264	2,959	879	5,102
Accumulated amortization and impairment	(666)	(2,689)	(562)	(3,917)
Net book amount	598	270	317	1,185

Closing net book amount

Leasehold improvements include a net book value as of December 31, 2012 of €396,000 (2011: €nil) where uniQure is lessee under a finance lease. A further description of financial lease contracts is set out in Note 11 below. A further description is set out in Note 2.8 above.

Following the reorganization in 2011, uniQure entered into revised rental agreements with AMC and its representatives, as a consequence of which certain parts of the premises, with a cost of €446,000 at December 31, 2012, are now accounted for under a finance lease instead of an operating lease; the assets covered by this change in contractual arrangements are included within the amount of €494,000 shown as additions to leasehold improvements for the year ended December 31, 2012.

UNIQURE B.V.

Notes to Consolidated Financial Statements

8. Trade and Other Receivables

(€ in thousands)	2011	2012
Receivables from related parties (Note 24)	35	26

VAT to be received	249	418
Tax on wages to be received	—	—
Social Security to be received	—	—

Total taxes and social securities	249	418

Accounts receivable	2	0
Interest to be received	121	2
Prepaid expenses	—	—
Other receivables	677	395

Other receivables and prepayments	800	397

The fair value of trade and other receivables approximates their carrying value. As of December 31, 2012 and 2011, all trade or other receivables were assessed as fully recoverable. The carrying amount of the Company's trade receivables are fully denominated in Euros.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security.

9. Cash and Cash Equivalents

(€ in thousands)	2011	2012
Cash at bank and in hand	694	263
Short-term bank deposits	406	—

	1,100	263

The effective interest rate on short-term bank deposits was 1.5% in the year ended December 31, 2012 (1.5% in the year ended December 31, 2011); these deposits have an average maturity of 1 day.

10. Shareholders' Equity

uniQure was incorporated on January 10, 2012; therefore, the year ending December 31, 2012 is the first accounting period for the Company. As described in Note 1 above, the business combination between uniQure and the AMT Group is accounted for as a reverse acquisition and the consolidated financial statements of the AMT Business are presented as the consolidated financial statements of uniQure, with an adjustment required to reflect the capital of uniQure.

The amount recognized as issued equity interests in the consolidated financial statements is determined by the issued equity interest in AMT outstanding immediately prior to the business combination, but the equity structure (the number and type of equity interests issued) reflects the equity structure of uniQure.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Accordingly the share capital and share premium accounts of AMT disclosed in its audited consolidated financial statements for prior years are restated as if uniQure ordinary shares had been issued. The exchange ratio of uniQure shares issued for AMT shares was 1-for-1, but because AMT shares had a nominal value of €0.04 and uniQure shares have a nominal value of €0.01, the impact of this approach is to reduce the balance of the share capital reported within the previous AMT accounts and correspondingly increase the balance on the share premium account.

	NUMBER OF SHARES	AMOUNT OF AMT CAPITAL (BASED ON SHARES OF €0.04 NOMINAL VALUE)	AMOUNT OF UNIQURE CAPITAL (BASED ON SHARES OF €0.01 NOMINAL VALUE)
	(€ in thousands)
Share capital (ordinary shares)
As of January 1, 2011	23,512,225
Share capital		940	235
Share premium		99,136	99,841
Total		100,076	100,076
New shares issued	235,902
Share capital		10	2
Share premium		98	106
Total		108	108
As of December 31, 2011	23,748,127
Share capital		950	237
Share premium		99,234	99,947
Total		100,184	100,184
New shares issued prior to April 5, 2012	7,352,938
Share capital		294	74
Share premium		2,206	2,426
Total		2,500	2,500
Shares in issue at April 5, 2012	31,101,065
Share capital		1,244	311
Share premium		101,440	102,373
Total		102,684	102,684
New shares issued after April 5, 2012	17,166,428
Share capital		n/a	172
Share premium		n/a	12,422
Total		n/a	12,594
As of December 31, 2012	48,267,493
Share capital		n/a	483
Share premium		n/a	114,795
Total		n/a	115,278

During the period covered by these financial statements, uniQure had a single class of shares, which are denominated as ordinary shares. Within this class of ordinary shares, there are further sub-denominations between class A ordinary shares and class B ordinary shares. Other than the fact that certain corporate

UNIQURE B.V.

Notes to Consolidated Financial Statements

resolutions require the approval of the general meeting of the class A ordinary shares, class A ordinary shares and class B ordinary shares carry equal economic rights and rank equally.

Following the general meeting of shareholders of uniQure on July 22, 2013, the Company's authorized share capital was increased from €1,900,000 or 190,000,000 shares, to €2,000,000 or 200,000,000 shares through the creation of an additional €100,000 or 10,000,000 class C ordinary shares, in connection with the intended equity investment by Chiesi which took place on July 24, 2013. The authorized share capital of uniQure is as follows:

	A	B	C	TOTAL
Number of Ordinary Shares	171,406,311	18,593,689	10,000,000	200,000,000
Value (€)	1,714,063	185,937	100,000	2,000,000

As of December 31, 2012, a total of 48,267,493 shares were issued and paid up in full at a nominal value of €0.01 per share (2011: 23,748,127 AMT shares at €0.04 per share prior to adjustment in accordance with IFRS 3 and restated as if they were uniQure shares at €0.01 per share). Of these, 24,512,366 are presented as being issued during the year (2011: 235,902 shares). The total gross payment with respect to these shares issued during the period is presented as €15,094,000 (2011: €108,000).

Note 1 describes the shares issued during the period since January 1, 2012. In summary these were as follows:

  •
  On January 4, 2012, AMT raised €2,500,000 through the issuance of 7,352,938 new shares at a price of €0.34 per share. On April 5, 2012, uniQure acquired the AMT Business, issuing 31,101,665 class B ordinary shares, represented by uniQure DRs to the AMT Shareholders as consideration. Since this transaction is accounted for as a reverse acquisition, this issue of uniQure DRs is not disclosed separately within the consolidated financial record of the business;

  •
  On April 5, 2012, uniQure raised €6,000,000 through the issue of 9,771,987 class A ordinary shares to Forbion, at a price of €0.614 per share. On April 5, 2012, the Company issued 5,320,000 class A ordinary shares to Forbion, at a price of €1.00 per share in consideration of the conversion of the outstanding €5,000,000 in convertible loan notes, together with accrued interest of €320,000;

  •
  On May 17, 2012, uniQure raised €1,000,000 through the issue of 1,628,664 class A ordinary shares to Gilde, at a price of €0.614 per share; and

  •
  In November and December 2012, pursuant to an agreement entered into in April 2012, the Company raised a total amount of €274,000 through the issuance of an aggregate of 445,777 class B ordinary shares, represented by uniQure DRs shares to employees and related parties at a price of €0.614 per share.

UNIQURE B.V.

Notes to Consolidated Financial Statements

	NARRATIVE (SEE NOTE 1)	CASH ITEMS	NON CASH ITEMS	TOTAL
		(€ in thousands)
Jan 4, 2012	Investment in AMT ordinary shares	2,500	—	2,500
Apr 5, 2012	Forbion new equity investment	6,000	—	6,000
Apr 5, 2012	Forbion conversion of existing convertible loan plus interest	—	5,320	5,320
Apr 19, 2012	Gilde new equity investment	1,000	—	1,000
Nov-Dec, 2012	Employees and other persons new equity investment	274	—	274
		9,774	5,320	15,094

In 2012 and 2011, no new shares were issued upon the exercise of share options. On December 31, 2012, 36,294 shares were held by the stichting participatie AMT as treasury shares (2011: 36,294). (Further details of stichting participatie AMT are set out in Note 2 above.) These treasury shares arose under the terms of an employee incentive plan operated by AMT, under which employees were permitted to subscribe for new shares at a discount to the market price, but were then required to remain with AMT for a period of three years following the effective date of such purchase. Employees who left AMT within such three year period and who did not meet certain other exceptional conditions were obliged to return their shares.

Share Premium

The presentation of the share premium account is on a consistent basis with the share capital account, including similar adjustments to reflect the impact of the treatment under IFRS 3, as set out in the table above.

The total additions to share premium in the year ended December 31, 2012 amount to €14,849,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other Reserves

The costs of equity-settled share-based payments to employees are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes. The accumulated expense of the share incentive plan recognized in the income statement is shown separately in the equity category Other Reserves in the Consolidated Statement of Changes in Equity. Accumulated expense related to the AMT share option plan (described further below) for the period up to April 5, 2012, amounting to €2,987,000, is offset against the retained losses at April 5, 2012 following the extinguishing of AMT and the AMT share option scheme, as set out in the Consolidated Statement of Changes in Equity.

In the years presented in these financial statements, the Company did not have any legal or other types of restricted reserves.

Share Options

2012 Share Option Plan

At the general meeting of shareholders on February 15, 2012, uniQure shareholders approved the adoption of the 2012 Plan. Under the 2012 Plan, share options are granted on the date of grant and vest over a period of three years on the basis set out in Note 2.16 above.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Any options that vest must be exercised by the tenth anniversary of the effective date of grant.

In 2012, 8,031,777 options were granted under the 2012 Plan to management and certain other employees and consultants. The expense recognized amounted to €1,508,000 during the year ended December 31, 2012.

On October 25, 2011, AMT announced a reorganization resulting in a reduction of the AMT Group's workforce of approximately 50% and subsequent transfer of its assets and liabilities to uniQure pursuant to the transaction entered into on April 5, 2012. Consequently, AMT's 2010 Plan was deemed to have been closed and the outstanding options thereunder cancelled. Accordingly, AMT recognized the remaining option expense for AMT 2010 Plan participants that remained with the Company following the reorganization on the basis of a reduced vesting period, and recognized the pro rata element of this charge in 2011. The consequence of this was a total option expense recognized and accounted for within retained earnings of €259,000 for the period January 1—April 5, 2012 (for the year ended December 31, 2011 the recognized charge amounted to: €940,000). On April 5, 2012, the AMT 2010 Plan and the outstanding options granted under it were cancelled. Accordingly, the accumulated reserve was transferred to retained earnings, as described in the Consolidated Statement of Changes in Equity above. Details regarding the granting of options under the AMT 2010 Plan are disclosed for comparative purposes, since the costs associated with this plan are included in the results for the year ended December 31, 2011.

Both the 2012 Plan and AMT 2010 Plan qualify as equity-settled plans. Movements in the number of outstanding share options granted in 2012 under the 2012 Plan and under the AMT 2010 Plan, all of which were granted in 2010 and 2011, were as follows:

	2011		2012
	NUMBER	EXERCISE PRICE	NUMBER	EXERCISE PRICE
Number of options outstanding as of January 1	1,354,150	1.95 - 2.92	1,898,200	1.95 - 2.92
Number of options granted	751,207	2.06	8,031,777	0.614
Number of options lapsed	(269,550)	2.06 - 2.92	1,898,200	1.95 - 2.92
Number of options outstanding as of December 31	1,898,200	1.95 - 2.92	8,031,777	0.614

Of the 8,031,777 options outstanding (2011: 1,898,200), no options (2011: none) were exercisable. Options outstanding at the end of the year have the following weighted average remaining contractual life and ranges of exercise prices:

YEAR ENDED DECEMBER 31, 2012 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE IN EUR PER SHARE	OPTIONS
1 - 5 years	—	—
6 years	—	—
7 years	—	—
8 years	—	—
9 years	0.614	8,031,777
At December 31, 2012	0.614	8,031,777

UNIQURE B.V.

Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31, 2011 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE IN EUR PER SHARE	OPTIONS
1 - 5 years	—	—
6 years	—	—
7 years	—	—
8 years	1.95 - 2.92	1,113,250
9 years	2.06 - 2.92	784,950
At December 31, 2011	1.95 - 2.92	1,898,200

The Black-Scholes option pricing model has been used to value these awards, based on the following key variables:

	2012	2011
Options with change of control and service based vesting conditions	—	1,898,200
Options with an IPO, change of control and service based vesting conditions	8,031,777	—
Share Price: the closing share price on the grant dates	€0.614 - 1.02	€1.95 - 2.97
Expected Volatility: uniQure used an estimated volatility figure which was fixed based on volatility analysis of companies in the same sector and of a similar size	70 - 80%	50%
Expected Term: is the period from grant until the expected exercise date.	5.5 - 6.3 years	6 - 7 years
Exercise price (in €):	€0.614	€1.95 - 2.97
Expected Dividend Yield: the Company currently does not pay dividends and has no plans to do so	0%	0%
Risk-free Rate: based on Government bonds with a term commensurate with the expected term of each option tranche. Also considered is the risk-free rate over the performance period for each option tranche	0.5 - 1.1%	2.3%

Of the 8,031,777 options granted in 2012, 2,391,085 options were granted to members of the Management Board and 984,564 options were granted to members of the Supervisory Board.

All options granted in 2012 vest upon a liquidity event such as a change of control of the Company or an initial public offering ("IPO"). The total expense to be recognized under an IPO scenario, representing the uncharged part of the total fair value of these options remaining at December 31, 2012, approximates to €2.1 million (equivalent to an uncharged amount remaining of €0.26/option), which will be recognized over the vesting period.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Expected option term

uniQure has considered various approaches to take into account the effects of expected early exercise whereby the length of the vesting period, the expected share price development, the expected share price volatility and the participants' employee level within the organization have been analyzed.

Based on the outcome of this analysis, uniQure management has determined to take the effects of expected early exercise into account by using an estimate of an option's expected life as an input into the Black-Scholes option pricing model. As historical data about employees' exercise behavior is not available, management's estimate is based on a weighted average expected option life for the entire participant group. The resulting expected weighted average life of the options granted is the midway between the vesting date and the contractual term of the options.

Valuation of ordinary shares

AMT shares were previously listed on Euronext Amsterdam. The initial valuation of €0.614 per uniQure share derived from the average closing price of AMT shares on each of the 5 business days immediately prior to February 17, 2012, the date of the announcement of the transaction between uniQure and AMT, which was also €0.614 per AMT share. Given that uniQure had no other business of its own, and that the consideration for purchase of the business and assets of AMT was a one-for-one share issue to AMT in respect of each AMT share then in issue, the company believed this value was reasonable and reflected the market valuation of the business.

At the date of each grant of options subsequent to the transaction between uniQure and AMT, the fair value of the ordinary shares is determined by the Management Board and Supervisory Board, and takes into account the most recently available valuation of ordinary shares and the assessment of additional objective and subjective factors the company believes are relevant.

Expected volatility

Prior to the transaction between uniQure and AMT on April 5, 2012, AMT was listed on the Euronext Amsterdam exchange from June 2007 through April 2012. This period has provided company-specific historical and implied volatility information. In April 2012, the weighting assigned to the company-specific historic volatility was 50%, and uniQure has also estimated the expected volatility based on the historical volatility of the publicly traded peer companies for the remaining 50% weighting. For option grants post April 2012, the volatility has been estimated solely by reference to the historical volatility of the publicly traded peer companies. This has resulted in a volatility in the range 70 - 80% in respect of the options granted in the year ended December 31, 2012.

Further details regarding the total expense recognized in the income statement for share options granted to managing directors, supervisory directors and selected employees are set out in Note 24. The corresponding increase in equity is separately accounted for as other reserves.

11. Financial Lease Liabilities

uniQure leases certain leasehold improvements by means of finance leases including the following:

  •
  Agreement between Beheersmaatschappij Dienstverlening en Deelneming AZUA BV ("BDDA") a 100% subsidiary of the AMC, and uniQure regarding leasehold improvements at Meibergdreef 61, Amsterdam, from October 2005 for 11 years. The rent of the leasehold improvements amounts to €30,000 per year. The Company has the right to cancel the lease earlier on a one-year term; however, the Company will then need to repay the remaining amount of leased leasehold improvements.

UNIQURE B.V.

Notes to Consolidated Financial Statements

  •
  Agreement between BDDA and uniQure regarding leasehold improvements Meibergdreef 57, Amsterdam, from July 2006 for 10 years and three months. The rent of the leasehold improvements amounts to €23,000 per year. On July 1, 2012, AMC and uniQure amended the finance leases to include additional finance lease assets. As a result, at December 31, 2012, the financial lease liability amounted to €601,000 (2011: €221,000).

Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. The carrying amount corresponds to the fair value as terms of the contracts were agreed at arm's length and market conditions for such contracts have not subsequently changed. The interest rate imposed by the lessor for all finance lease liabilities is 8% per annum.

	2011	2012
	(€ in thousands)
Gross finance lease liabilities—minimum lease payments
No later than 1 year	53	184
Later than 1 year and no later than 5 years	205	505
Later than 5 years	—	—
Future finance charges on finance leases	(37)	(88)
Total	221	601

Present value of finance lease liabilities

The present value of finance lease liabilities is as follows:

	2011	2012
	(€ in thousands)
No later than 1 year	41	151
Later than 1 year and no later than 5 years	180	450
Later than 5 years	—	—
Future finance charges on finance leases	—	—
Total	221	601

12. Debt to related party

The change in Debt to related party in 2012 compared to 2011 reflects the conversion of the 2009 convertible loan in 2012 and the drawdown of a new convertible loan in December 2012, as described in Note 1 above.

December 2012 Convertible loan

On December 17, 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated loan notes, which have an issue price of 100% and pay an annual coupon of 8%. Of the total loan, €1,498,000 was drawn down at December 31, 2012 and the balance of €1,999,000 was drawn down in the period from January 1, 2013 to January 31, 2013. If converted, the notes would convert into class A ordinary shares of uniQure at a conversion price to be determined by certain factors but limited to a

UNIQURE B.V.

Notes to Consolidated Financial Statements

maximum conversion price of €1.00 per class A ordinary share. The conversion price could be adjusted if certain dilutive events occurred, including an issuance of shares at a discount to the average share price over the preceding five days. The loan noteholders were also issued warrants entitling them to invest an additional amount equivalent to up to 25% of their loan in class A ordinary shares at the conversion price, within a period of up to 5 years from the date of the loan or December 17, 2017. In March 2013, uniQure increased the loan by an additional €10,000,000, invested by Coller Capital. As part of the increase, the loan note terms for all loan note holders described in this paragraph were amended such that the final maturity date of the loan notes was extended to December 31, 2014. Additionally, the warrant entitlement was reduced to 10% of the principal amount of the loan provided to uniQure.

Upon recognition, the fair value of the liability portion of the December 2012 convertible loan is €1,366,000 and is included within the Current liabilities: Debt to related party—financial liability, on the Consolidated Balance Sheet as of December 31, 2012.

The conversion feature included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this embedded derivative is € 132,000 and is included within the Current liabilities: Debt to related party—embedded derivative on the Consolidated Balance Sheet as of December 31, 2012.

December 2009 Convertible loan

On December 16, 2009, AMT entered into a convertible loan agreement with Forbion, one of its major shareholders, in respect of five-year unsecured and unsubordinated loan notes ("2009 Notes"), which had an issue price of 100% and paid an annual coupon of 5%. This loan was drawn down on December 23, 2009. During the conversion period, which started six months after the funding date (or at the earlier occurrence of a limited number of events, such as a public offer to acquire AMT) and which ended on the final maturity date, the 2009 Notes were convertible into ordinary shares of AMT at an initial conversion price of € 3.91, representing a conversion premium compared to AMT's share price at the date of issue of approximately 30%. The conversion price could be adjusted in the case of certain dilutive events, including an issue of shares at a discount to the average share price over the preceding five day period. As a consequence, the private placement by AMT on October 6, 2010, resulted in such an adjustment to the conversion price of the bonds from € 3.91 per share to € 3.69 per share, representing a conversion premium compared to AMT's share price at this date of 54%.

On April 5, 2012 the obligations under the loan were transferred from AMT to uniQure, and were then converted into new uniQure shares at a conversion price of € 1.00/share.

Further details on the accounting policy applied to the convertible loan agreement are described in paragraph 2.12 (convertible loan) above.

At December 31, 2011 the conversion price of the convertible loan was above the market price of AMT ordinary shares. In such a situation the convertible loan was not regarded as being dilutive at December 31, 2011.

The valuation methodology used for the option part employed a Black-Scholes approach on the assumption that the loan would not be converted before its maturity date.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Under IFRS 7.27, the relevant factors considered within the valuation model for the compound of the instrument are as follows:

  •
  AMT share price of €0.365 at December 31, 2011;

  •
  Conversion price of €3.69 at December 31, 2011;

  •
  Expected life of the instrument of 3 years.

  •
  Annualized volatility of AMT share price of 50%;

  •
  Implied call price of €5.535 (being 150% of the €3.69 exercise price)

  •
  Annual rate of quarterly dividends of 0%; and

  •
  Discount rate—Bond yield equivalent of 0.779%.

The rate used in 2011 for discounting the financial liability represented by the loan element of the convertible in 2011 was 8.5% per annum.

On February 17, 2012, AMT announced the sale and transfer of the AMT Business to uniQure. Under the terms of the transaction, the convertible loan was transferred to uniQure and then converted at a subscription price of €1.00 per share.

	2011	2012
	(€ in thousands)
Loan component against amortized costs	4,542	1,366
Fair value of conversion right—embedded derivative	2	132

	4,544	1,498

13. Trade and Other Payables

Trade and other payables are as follows:

	2011	2012
	(€ in thousands)
Trade payables	1,736	2,099

Payables to related parties	—	1,366

Wage taxes	653	130
Accrued social security costs	60	21

Social security and other taxes	713	152

Short-term lease liabilities	41	151
Accrued expenses	833	1,204
Other amounts to be paid	350	461

Other current liabilities	1,224	1,816

The carrying values of trade and other payables are assumed to approximate their fair values.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Other liabilities

Other liabilities mainly consist of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

14. Revenues and Other Income

uniQure's other income consists of government subsidies and grants that support uniQure's research efforts in defined research and development projects.

Other income was €649,000 in 2012 (2011: €2,192,000).

Grant income was reduced in 2012 because the reorganization reduced uniQure's resources available to apply for and carry out work supported by such grants. In addition, Other income includes an element of rebate on payroll taxes; in 2012 the levels of rebate were reduced, and the level of payroll taxes paid by uniQure was also reduced following the reduction in headcount as a result of the reorganization.

15. Expenses by Category

Research and development costs amounted to €10,231,000 and €15,500,000 in 2012 and 2011, respectively, and consist of allocated employee costs, Good Manufacturing Practices ("GMP") facility costs, clinical development costs, collaboration costs, license costs, the costs of laboratory consumables and allocated depreciation costs. General and administrative costs amounted to €4,564,000 and €3,807,000 in 2012 and 2011, respectively, and consist of allocated employee costs, office costs, consultancy costs and administrative costs. Research and development costs and general administrative costs included the following costs by function:

	2011	2012
	(€ in thousands)
Employee benefit expenses (See note 16)	8,492	8,350
Laboratory and development expenses	4,854	2,065
Legal and advisory expenses	2,416	1,622
Office and housing expenses	1,420	1,197
Patents and licenses	853	619
Other operating expenses	683	394
Depreciation expenses (See note 7)	590	548
Other losses—net (exchange differences)	26	45

	19,334	14,840

For leases where uniQure is a lessee under operating leases, lease rentals amounting to €393,000 (2011: €435,000) are included in "general and administrative costs" in the income statement.

UNIQURE B.V.

Notes to Consolidated Financial Statements

16. Employee Benefits

Wages and salaries in 2011 included termination expenses amounting to €228,000 incurred in respect of the redundancies of certain staff pursuant to the Company's restructuring.

	2011	2012
	(€ in thousands)
Wages and salaries	5,499	4,553
Social security costs	502	361
Share options and depository receipts granted to directors and employees (See note 10)	940	1,767
Pension costs—defined contribution plans	400	303
Other employee expenses	1,151	1,366

	8,492	8,350

Number of employees at the end of the period	85	67

17. Finance Income and Cost

	2011	2012
	(€ in thousands)
Finance income:
Interest income current accounts	70	22
Derivative result	207	—
	277	22
Finance expense:
Bank borrowings-overdrafts and other debt	(42)	—
Derivative result arising on early conversion of the loan	—	(464)
Loan from related party	(379)	(63)
Finance leases	(14)	(20)
	(435)	(547)
Finance costs—net	(158)	(525)

18. Income Tax Expense

(€ in thousands)	2011	2012
Current tax	—	—
Deferred tax	—	—
Profit/(loss) before tax	(17,300)	(14,716)
Expenses not deductible for tax purposes	741	2,268
Tax losses for which no deferred income tax asset was recognized	(16,559)	(12,448)
Tax charge	—	—

UNIQURE B.V.

Notes to Consolidated Financial Statements

No tax charges or liabilities were incurred in the years 2012 and 2011 since the Company was in a loss-making position. No deferred tax asset has been recognized in respect of carry-forward losses.

Under Dutch income tax law a tax loss carry-forward is subject to a time limitation of nine years. Losses incurred in the years up to 2004 can still be offset against profits up to and including 2013. In connection with the transfer of the AMT Business from AMT to uniQure, uniQure has discussed with Belastingdienst, the Dutch tax authorities, the transfer of all accumulated tax losses that relate to the AMT Business, excluding tax losses relating specifically to the activities of the AMT legal entity.

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the Innovations Box. For the qualifying profits, the company effectively owes only 5% income tax, instead of the general tax rate of 25.5%.Because uniQure is loss-making it has not currently made any application to the tax authorities for such an agreement, but intends to do so when it reaches profitability.

uniQure has recognized the full amount of its losses in the year in which they were incurred. As noted above, these losses are available for use within nine years of being incurred. The total amount of tax losses carried forward was €106,274,000 as of December 31, 2012 (2011: €93,826,000).

The expiration dates of these losses is summarized in the following table. In the year ended December 31, 2012, the amount of unused tax losses that expired was € nil (2011: €644,000).

(€ in thousands)	2013	2014	2015	2016	2017	2018	2019	2020	2021
Loss expiring	56	1,336	1,838	3,310	35,633	16,735	18,359	16,559	12,448

19. Earnings per Share

Basic Loss per Share

(€ in thousands, except for per share data)	2011	2012
Result attributable to equity holders of the Company	(17,300)	(14,716)
Weighted average number of ordinary shares ('000)	23,549	43,187
Basic loss per share	(0.73)	(0.34)

Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares outstanding during the period.

Diluted Loss per Share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making for the periods included in these financial statements, neither share options nor the convertible loan described above are included in the diluted earnings per share calculation. Consequently basic and diluted earnings per share are the same.

UNIQURE B.V.

Notes to Consolidated Financial Statements

20. Dividends per Share

The Company did not declare dividends for the years ended December 31, 2012 and December 31, 2011.

21. Cash Flow Statement

In the cash flow statement, proceeds from issuance of shares comprise:

(€ in thousands)	2011	2012
Issue of share capital	108	9,774
Expenses incurred and paid	—	—
	108	9,774

Further details relating to the issue of shares other than for cash are set out in Note 10 above, in relation to the issue of 5,320,000 class A ordinary shares to Forbion on April 5, 2012 on conversion of the convertible loan and accrued interest amounting to €5,320,000 in aggregate.

22. Contingencies

Royalties and Milestones

In the course of its business uniQure enters as a licensee into contracts with other parties with regard to the development and marketing of its pipeline products. Among other payment obligations, is obligated to pay royalties to the licensors based on future sales levels and milestone payments whenever defined milestones are met. As both future sales levels and the timing and achievement of milestones are uncertain, the financial effect of these agreements cannot be estimated reliably.

23. Commitments

Operating Lease Commitments

uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters facilities under an agreement between uniQure and AMC, represented by BDDA and Amsterdam Vector Productions B.V. ("AVP"), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30, 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until September 30, 2016. The aggregate annual lease payments amount to €360,000.

The lease expenditure charged to the income statement for operating leases amounts to €542,000 in the year ended December 31, 2012 (2011: €435,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(€ in thousands)	2011	2012
No later than 1 year	435	542
Later than 1 year and no later than 5 years	1,632	1,627
Later than 5 years	—	—

	2,067	2,169

UNIQURE B.V.

Notes to Consolidated Financial Statements

Research and Development Commitments

uniQure has entered into research and development commitments in relation to uniQure's product pipeline. The future aggregate minimum payments under these research and development commitments are as follows:

(€ in thousands)	2011	2012
No later than 1 year	343	277
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—
	343	277

Grant Commitments

From October 1, 2000 until May 31, 2005, AMT received a grant called a "Technisch ontwikkelingskrediet" (TOK) (or technical development loan) from the Dutch government. This TOK grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2017 as a percentage of revenues which are derived from the sale of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 3, 2017, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the liability at December 31, 2012 was €5,979,000 (2011: €5,657,000), comprising the original total amount of the grant together with accrued interest. The Company has not recorded any liability to repay amounts in respect of this grant within these financial statements. Following the strengthening of the Group's financial position in March 2013 through the extension of the convertible loan, the Company will recognize a charge and a liability within the first quarter of its 2013 financial statements to reflect the repayable amounts that fall due in the change of status of this grant. The Company has commenced repayments of the TOK and associated interest from the commercialization proceeds of Glybera arising from the agreement with Chiesi described in Note 26 below. (Further details are set out in Note 26 below.)

Historically, the Company also received a "Technisch ontwikkelingsproject" (TOP) (or technical development project) grant from the Dutch government amounting to €130,000 on a project that was terminated. If the Company realizes income from the sale of assets developed under that grant, repayment clauses will apply. The Company has not recorded any liability to repay amounts in respect of this grant within these financial statements.

On January 5, 2010, the Company was awarded an investment credit (innovatiekrediet) from the Dutch government (Ministry of Economic Affairs—Agentschap.nl) in respect of the Company's program for Duchenne Muscular Dystrophy. The credit covers 35% of the costs incurred in respect of the program up to a maximum of €4,000,000. The credit includes a repayment clause dependent on the technical success of this program (which is expected to be demonstrated if the product can be successfully commercialized). The credit is interest-bearing at a rate of 11.4% per annum. To date, the Company has received €729,000 under this investment credit, and as of December 31, 2012, the total amount of the liability was €956,000, representing the amount of the original advance together with accrued interest (2011: €858,000). The credit was to be repaid after the funded part of the program was completed in 2013, out

UNIQURE B.V.

Notes to Consolidated Financial Statements

of a percentage of revenues derived from the sales resulting from the Company's Duchenne Muscular Dystrophy program. The assets which are financed by means of the investment credit are subject to a right of pledge for the benefit of the Dutch Ministry of Economic Affairs. The project has been terminated following failure to achieve the scientific goals and the Company does not anticipate that any amounts will be realized from this project and consequently there will not be any obligation to repay any of these amounts.

24. Related-Party Transactions, including Compensation

Forbion has in interest in the Company in excess of 10%. In addition, Professor Sander van Deventer and Mr Sander Slootweg, who were appointed as members of the Supervisory Board of uniQure on April 5, 2012, are each partners of Forbion. Professor van Deventer also served as a member of the Supervisory Board of AMT for the period from April 28, 2010 to April 5, 2012. Based on the information above, Forbion is a related party of uniQure.

Gilde Healthcare has an interest in the Company in excess of 10%. In addition, Mr Edwin de Graaf, who was appointed as a member of the Supervisory Board of uniQure on April 5, 2012, is a partner of Gilde Healthcare Partners. Based on the information above, Gilde Healthcare is a related party of uniQure.

Transactions

The related parties identified above participated in the following transactions during the year ended December 31, 2012:

Expenses

The 2009 convertible loan from Forbion accrued interest of 5% during 2012, amounting to €70,000 (2011: €250,000). On April 5, 2012 this loan together with total accrued interest of €320,000 (€70,000 in respect of 2012 and €250,000 in respect of 2011) was converted into 5,320,000 class A ordinary shares, as described in Note 1 above.

The 2012 convertible loan from Forbion, Gilde and other parties (described further in Note 12 above) accrued interest of 8% during 2012, amounting to €4,000.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Key Management Compensation

The aggregate remuneration of the Supervisory Directors amounted to €255,000 in 2012 (2011: € 174,000) as follows:

	SALARY	BONUS	SHARE-BASED PAYMENTS(1)	PENSIONS	ADVISOR'S FEE	2012 TOTAL	2011 TOTAL
	(€ in thousands)
Ferdinand Verdonck	—	—	14	—	29	43	37
Sander van Deventer(2)	—	—	—	—	8	8	56
Joseph Feczko	—	—	40	—	29	69	27
Edwin de Graaf(3)	—	—	—	—		—	—
Francois Meyer	—	—	40	—	29	69	27
Sander Slootweg(3)	—	—	—	—	—	—	—
Philippe Van Holle(4)	—	—	40	—	26	66	27
Steven Holtzman(5)	—	—	—	—	—	—	—
Total	—	—	134	—	121	255	174

(1)
The share-based payment reflects the value of equity-settled share options granted during the year, as required by IFRS 2.
(2)
Following the combination of uniQure and AMT on April 5, 2012, Professor van Deventer has received no remuneration.
(3)
Appointed April 5, 2012; Messrs de Graaf and Slootweg receive no remuneration
(4)
Resigned January 1, 2013
(5)
Resigned January 3, 2011

The table below sets out a breakdown in the remuneration in 2012 of the members of the Management Board and Senior Management:

DECEMBER 31, 2012	SHORT TERM EMPLOYEE BENEFITS	SHARE- BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	437	359	64	—	—	860
Piers Morgan	258	150	28	—	—	436
Total for Management Directors	695	509	92	—	—	1,296
Senior Management	689	452	41	—	—	1,182
Total	1,384	961	133	—	—	2,478

(1)
The share-based payment reflects the value of options granted during the year together with a charge for the period to April 5, 2012 in respect of options granted by AMT.

The total remuneration (excluding share-based payments) paid to or for the benefit of members of the Management Board and Senior Management in 2012 amounted to approximately €1,517,000 (2011: €1,135,000).

UNIQURE B.V.

Notes to Consolidated Financial Statements

The table below sets out a breakdown in the remuneration in 2011 of the members of the Management Board and Senior Management:

DECEMBER 31, 2011	SHORT TERM EMPLOYEE BENEFITS	SHARE- BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	390	267	57	—	—	714
Piers Morgan	227	186	17	—	—	430
Total for Management Directors	617	453	74	—	—	1,144
Senior Management	403	271	41	—	—	715
Total	1,020	724	115	—	—	1,859

(1)
The share-based payment reflects the value of options granted during the year.

Shares and Share Options Held by Key Management

Options

	NUMBER OF OPTIONS AT JANUARY 1, 2012	OPTIONS GRANTED DURING THE YEAR	OPTIONS LAPSED/EXPIRED DURING THE YEAR	NUMBER OF OPTIONS AT DECEMBER 31, 2012
Jörn Aldag	309,400	1,687,825	(309,400)	1,687,825
Piers Morgan	217,600	703,260	(217,600)	703,260
Senior Management	306,000	2,813,040	(306,000)	2,813,040
Total	833,000	5,204,125	(833,000)	5,204,125

Depositary receipts

NUMBER OF DEPOSITARY RECEIPTS FOR SHARES(1)
Jörn Aldag	196,945
Piers Morgan	109,712
Senior Management	15,776
Total	322,433

(1)
These Depositary Receipts represent class B ordinary shares.

UNIQURE B.V.

Notes to Consolidated Financial Statements

Receivables and Payables Key Management

(€ in thousands)	DECEMBER 31, 2011	DECEMBER 31, 2012
Receivables from Senior Management	35	26
Total	35	26

These receivables relate to certain wage tax liabilities settled by AMT on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related depositary receipts or on the respective employee ceasing to be employed by the Company.

25. Auditor Services and Fees

Fees paid to the auditors of the Company, PricewaterhouseCoopers Accountants N.V., were as follows:

	2011	2012
	(€ in thousands)
Audit fees Annual Report	167	65
Audit fees Half-Year Report	46	—
Tax and HR advisory services	39	5
Total	252	70

26. Events after the balance sheet date

Since December 31, 2012 uniQure has entered into certain material agreements, as described in Note 1 above. These agreements do not have a material impact on the results or financial position of uniQure for the period covered by these consolidated financial statements, but are expected to have a material impact in future financial periods.

The grant was received in the period 2001 - 2005 and was treated as income; no liability was recorded historically because repayment was contingent on the commercial success of Glybera.

The completion of the Chiesi agreements on June 30, 2013 (as described in Note 1 above) generated the Company's first revenue in respect of Glybera, in the form of the €2.0m up-front payment received under the commercialization agreement. Under the terms of the TOK described in Note 23 ('Grant commitments'), this triggers repayment obligations to the Dutch Government agency, amounting to 40% of the revenue received, equivalent to €0.8m, which has been paid in September 2013. The repayment obligation is recognized as an expense, including accumulated interest, and as a liability. To the extent that the Company generates further revenue on Glybera it will in future recognize additional expenses and liabilities on an equivalent basis until the full amount of the TOK, together with any accrued interest, is repaid.

Because the relevant event took place after the period covered by these financial statements and does not relate to the position of the Company at December 31, 2012 this event does not result in a change in the financial statements as at December 31, 2012.

UNIQURE B.V.

Notes to Consolidated Financial Statements

On October 22, 2013, the Company received a demand letter from Extera Partners, a consulting firm based in Boston, US, regarding certain fees alleged to be owed in respect of consulting services provided in connection with a partnering transaction by the Company, under an engagement which expired on December 31, 2012. The total amount claimed by Extera Partners for present and future fees allegedly due as a result of the Company's collaboration agreements with Chiesi, which were entered into in the second quarter of 2013, is said to be in the order to €7,000,000 to €8,000,000; the engagement letter with Extera contained a cap limiting the maximum payment to €5 million. The Company intends to defend the claim vigorously. The Company has reviewed the demand and has determined, on the basis of independent legal advice, that the entire claim is without merit, and consequently it is not expected to have financial consequences for the Company.

No other events occurred after the balance sheet date that would have a material impact on the result or financial position uniQure.

Ordinary Shares

uniQure B.V.

PRELIMINARY PROSPECTUS

Jefferies
Leerink Swann

           , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of directors.

Although Dutch law does not expressly provide for the indemnification of directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the management board and supervisory board is, in principle, accepted in the Netherlands. Our articles of association provide for indemnification of the members of the management board and supervisory board by the company to the fullest extent permitted by Dutch law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director becomes a party as a result of his or her position.

Reference is made to Sections 9 and 10 of the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the registrant's and the underwriters' respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.    Recent sales of unregistered securities

Set forth below is information regarding option awards and unrestricted and restricted share issuances made by us since our incorporation in January 2012. Also included is the consideration, if any, received by us for such option awards and shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Option awards

The table below summarizes all the option awards we have made since our inception pursuant to our 2012 Stock Option Plan. The grant of the option awards and the issuance of ordinary shares upon the exercise of options described in the table below were or will be made pursuant to Regulation S under the Securities Act, or Regulation S, or pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or Rule 701. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

DATE OF GRANT	NUMBER OF SHARES UNDERLYING SHARE OPTIONS	CURRENT EXERCISE PRICE PER SHARE
April 5, 2012	6,831,561	€0.614
June 12, 2012	75,000	€0.614
December 1, 2012	703,260	€0.614
December 22, 2012	421,956	€0.614
January 1, 2013	560,000	€1.000
March 26, 2013	70,326	€1.000
June 5/6, 2013	140,000	€2.020

Share issuances

In April 2012, we issued 31,101,065 class B ordinary shares to the AMT shareholders as consideration for the business of AMT. This issuance was made outside the United States pursuant to Regulation S or to U.S. persons pursuant to Section 4(2) of the Securities Act.

In December 2012, January 2013 and March 2013, we sold convertible promissory notes in the aggregate principal amount of €13.5 million in a private placement to certain of our existing investors. In July 2013, these convertible notes converted into 6,681,678 of our class A ordinary shares. This issuance was made outside the United States pursuant to Regulation S.

In July 2013, we issued and sold to Chiesi Farmaceutici S.p.A. 5,546,070 of our class C ordinary shares at a purchase price of €2.52 per share for a total of €14.0 million. This issuance was made outside the United States pursuant to Regulation S.

During the period July through December 2012, uniQure issued 235,902 ordinary shares to employees in lieu of salary average price of €0.46 per ordinary share, representing approximately €1.07 million.

In November 2012, uniQue entered into agreements to raise €0.55 million through the issuance of 899,514 uniQure depository receipts, or DRs, to employees and other persons at a price of €0.614 per uniQure DR. Of these 445,777 uniQure DRs, representing approximately €0.27 million, were issued prior to December 31, 2012, and the remaining 453,737 uniQure DRs, representing approximately €0.28 million, were issued after December 31, 2012.

Item 8.    Exhibits and financial statement schedules

(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9.    Undertakings

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or

    497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on                             ,           .

UNIQURE B.V.
By:

Name:	Jörn Aldag
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jörn Aldag and Piers Morgan, and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

Jörn Aldag	Chief Executive Officer (Principal Executive Officer)
Piers Morgan	Chief Financial Officer (Principal Financial and Accounting Officer)
Ferdinand Verdonck	Chairman

SIGNATURES	TITLE	DATE

Sander Slootweg	Non-Executive Director
Sander van Deventer	Non-Executive Director
Joseph M. Feczko	Non-Executive Director
François Meyer	Non-Executive Director
Paula Soteropoulos	Non-Executive Director
UNIQURE INC. Authorized Representative in the United States
By:
Name: Philip Astley-Sparke
Title: President, US Operations

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Articles of Association of the Registrant as in effect prior to this offering
3.2*	Amended Articles of Association of the Registrant to be effective upon the closing of this offering
4.2	Class A Shareholders Agreement, dated as of April 19, 2012, by and among Cooperatieve AAC LS U.A., Forbion Co-Investment Cooperatief U.A., Forbion Co-Investment II Cooperatief U.A., Cooperatieve Gilde Healthcare II U.A. and the Registrant
4.3	Accession Agreement to the Class A Shareholders Agreement, dated as of May 25, 2012, by and among the Registrant and the Parties listed therein
4.4	Class B Shareholders Agreement, dated as of April 19, 2012, by and among Cooperatieve AAC LS U.A., Forbion Co-Investment Cooperatief U.A., Forbion Co-Investment II Cooperatief U.A., Cooperatieve Gilde Healthcare II U.A., Stichting Administratiekantoor uniQuire B.V. and the Registrant
4.5	Accession Agreement to the Class B Shareholders Agreement, dated as of May 25, 2012, by and among the Registrant and the Parties listed therein
4.6	Class C Shareholders Agreement, dated as of July 8, 2013, by and among the Registrant and the Parties listed therein.
5.1	Form of Opinion of Rutgers Posch Visée Endedijk N.V.
8.1*	Form of Tax Opinion of WilmerHale LLP
8.2	Form of Tax Opinion of Liem & Partners N.V.
10.1†*	Patent License Agreement (L-107-2007), effective as of May 2, 2007, by and between the Registrant and the National Institutes of Health, as amended on December 31, 2009 and May 31, 2013
10.2†*	Patent License Agreement (L-116-2011), effective as of August 10, 2011, by and between the Registrant and National Institutes of Health, as amended on May 31, 2013
10.3†	License Agreement, effective as of March 22, 2007, by and between the Registrant and Protein Sciences Corporation, as amended on June 13, 2012
10.4†	Agreement, dated June 16, 2006, by and among the Registrant, Academish Medisch Centrum and Beheersmaatschappij Dienstverlening En Deelneming Azua
10.5†*	Sublicense and Research Agreement, effective June 18, 2001, by and between the Registrant and Xenon Genetics Inc., as amended
10.6†	License Agreement, effective as of December 20, 2006, between the Registrant and Aventis Pharma S.A., as amended on June 28, 2013
10.7†	Non-Exclusive License Agreement, effective as of September 3, 2010, by and between the Registrant and Asklêpios Biopharmaceutical, Inc.
10.8†	License Agreement, dated February 8, 2008, by and between the Registrant and Salk Institute for Biological Studies
10.9†	License Agreement, dated December 5, 2006, by and between the Registrant and AmpliPhi Biosciences, Inc., as amended on June 28, 2013
10.10†	Exclusive License Agreement, effective as of July 7, 2008, by and between the Registrant and St. Jude Children's Research Hospital, Inc., as amended on July 12, 2012
10.11†	Co-Development and License Agreement, entered into as of April 29, 2013, by and between the Registrant and Chiesi Farmaceutici S.p.A.
10.12†	Commercialization Agreement, entered into as of April 29, 2013, by and between the Registrant and Chiesi Farmaceutici S.p.A.

Exhibit No.	Description
10.13†	License Agreement, dated as of May 21, 2010, by and among the Registrant, Fundacion para la Investigacion Medica Applicada, Proyecto de Biomedicina CIMA S.L. and Digna Biotech, S.L.
10.14†	Development and Manufacturing Agreement, effective as of January 7, 2011, by and between the Registrant and Institut Pasteur, as amended on January 7, 2011
10.15†	License Agreement, effective as of November 30, 2010, by and between the Registrant and Amgen Inc.
10.16†	Data License Agreement, effective June 12, 2012, by and between the Registrant and The Regents of the University of California, acting through its Office of Technology management, University of California, San Francisco
10.17	Loan and Security Agreement, dated as of June 13, 2013, by and among the Registrant, uniQure IP B.V., the Registrant's subsidiaries listed therein, and Hercules Technology Growth Capital, Inc.
10.18	Warrant Agreement, dated as of September 20, 2013, by and among the Registrant, uniQure Biopharma B.V. and Hercules Technology Growth Capital, Inc.
10.19	Subscription Agreement, dated as of April 29, 2013, by and among Chiesi Farmaceutici S.p.A and the Registrant
10.20	2012 Option Plan
10.21	Form of Grant letter under the 2012 Option Plan
10.22+*	2013 Share Incentive Plan
10.23+*	Form of Incentive Share Option Agreement under the 2013 Share Incentive Plan
10.24+*	Form of Non-Qualified Share Option Agreement under the 2013 Share Incentive Plan
10.25*	Form of Appointment Letter for Supervisory Directors
10.26*	Lease relating to Meibergdreef 61, dated as of October 19, 2005, by and among Beheermaatschappij Dienstverlening en Deelneming AZUA B.V. and Amsterdam Molecular Therapeutics B.V.
10.27*	Lease relating to Meibergdreef 57, dated as of October 1, 2005, by and among Beheermaatschappij Dienstverlening en Deelneming AZUA B.V. and Amsterdam Molecular Therapeutics B.V.
10.28	Lease relating to 113 Hartwell Avenue, Lexington, Massachusetts, dated as of July 24, 2013, by and between the Registrant and King113 Hartwell LLC
10.29*	Business Acquisition Agreement, dated as of February 16, 2012, by and among Amsterdam Molecular Therapeutics (AMT) Holding N.V., the Registrant and the other Parties listed therein
10.30*	Agreement for Transfer of Certain Assets and Liabilities of Amsterdam Molecular Therapeutics (AMT) Holding N.V., dated as of February 16, 2012, by and among Amsterdam Molecular Therapeutics (AMT) Holding B.V., Amsterdam Molecular Therapeutics (AMT) Holding IP B.V. and Amsterdam Molecular Therapeutics (AMT) Holding N.V.
10.31*	Deed of Assignment of Certain Assets and Liabilities of Amsterdam Molecular Therapeutics (AMT) Holding N.V., dated as of April 5, 2012, by and among Amsterdam Molecular Therapeutics (AMT) Holding B.V., Amsterdam Molecular Therapeutics (AMT) Holding IP B.V. and Amsterdam Molecular Therapeutics (AMT) Holding N.V.
21.1	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers Accountants N.V.
23.2	Form of Consent of Rutgers Posch Visée Endedijk N.V. (included in Exhibit 5.1)
23.3*	Form of Consent of WilmerHale LLP (included in Exhibit 8.1)
23.4	Form of Consent of Liem & Partners N.V. (included in Exhibit 8.2)

Exhibit No.	Description
24.1	Powers of Attorney (included on signature page)

*
To be filed by amendment

†
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

+
Management contract or compensatory plan or arrangement